As filed with Securities and Exchange Commission on June 22, 2010

Registration No. 333-166807

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TMS International Corp.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3310	20-5899976
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12 Monongahela Avenue

P.O. Box 2000

Glassport, PA 15045

(412) 678-6141

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Joseph Curtin

President and Chief Executive Officer

TMS International Corp.

12 Monongahela Avenue

P.O. Box 2000

Glassport, PA 15045

(412) 678-6141

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Joel I. Greenberg, Esq. Derek Stoldt, Esq. Kaye Scholer LLP 425 Park Avenue New York, New York 10022 (212) 836-8000	Thomas E. Lippard, Esq. TMS International Corp. 12 Monongahela Avenue P.O. Box 2000 Glassport, PA 15045 (412) 678-6141	Valerie Ford Jacob, Esq. Daniel J. Bursky, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Class A common stock, par value $0.001 per share	$150,000,000	$10,695

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares of class A common stock that may be purchased by the underwriters upon the exercise of their overallotment option.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated June 22, 2010

P R O S P E C T U S

                          Shares

TMS INTERNATIONAL CORP.

Class A Common Stock

This is TMS International Corp.’s initial public offering. We are selling                  shares of our class A common stock, and the selling stockholders are selling                  shares of class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the shares. We have applied for listing of our class A common stock on the New York Stock Exchange under the symbol “TMS.”

Our class A common stock and class B common stock vote as a single class on all matters, except as otherwise provided in our restated certificate of incorporation or as required by law, with each share of class A common stock entitling its holder to one vote and each share of class B common stock entitling its holder to ten votes.

Upon completion of this offering, Onex Corporation and its affiliates will beneficially own approximately         % of the aggregate voting power of our class A common stock and class B common stock, or approximately         % if the underwriters exercise their overallotment option in full. Accordingly, we will be a “controlled company” under the rules of the New York Stock Exchange.

Investing in the class A common stock involves risks, including those in the “Risk Factors” section beginning on page 15 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional              and              shares of class A common stock from us and the selling stockholders, respectively, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any. The number of shares that the underwriters purchase from us and the selling stockholders shall be allocated pro rata based upon the number of shares initially sold in connection with this offering.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                 , 2010.

BofA Merrill Lynch	Credit Suisse	J.P. Morgan

The date of this prospectus is                 , 2010

You should rely only on the information contained in this document and any free writing prospectus prepared by or on behalf of us that we have referred to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with additional or different information from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our class A common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document, regardless of its time of delivery or of any sales of shares of our class A common stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

This prospectus contains trademarks and registered marks. Unless otherwise indicated, TMS International Corp. or a subsidiary thereof owns such registered marks, including: Tube City IMS®, We Create Value®, Scrap Optimiser®, Genblend®, The Evolution of Value® and certain related designs and logos.

i

ABOUT THIS PROSPECTUS

Unless the context otherwise indicates or requires, as used in this prospectus:

•	“Company,” “we,” “our” or “us” refers to TMS International Corp. and its consolidated subsidiaries;

•	“Mill Services Group” refers to the mill services group segment of the Company;

•	“Onex” refers to Onex Partners II LP, collectively with other entities affiliated with Onex Corporation;

•

“Onex Acquisition” refers to the acquisition of the Predecessor Company on January 25, 2007 by Onex and members of management and the board of directors of Tube City IMS Corporation, a wholly owned subsidiary of the Company;

•	“Predecessor Company” refers to Tube City IMS Corporation and its subsidiaries prior to the Onex Acquisition;

•	“Raw Material and Optimization Group” refers to the raw material and optimization group segment of the Company; and

•	“Successor Company” refers to the Company after the Onex Acquisition.

INDUSTRY, MARKET AND GEOGRAPHICAL DATA

This prospectus includes industry data that we obtained from periodic industry studies and reports, including from The World Steel Association, J.D. Power & Associates, CRU International Ltd., Metals Service Center Institute, IBIS World, Inc., F.W. Dodge, Federal Reserve Statistical Release, Livingston Survey and the American Iron and Steel Institute. In addition, this prospectus includes market share and industry data that we prepared primarily based on our knowledge of the industry in which we operate. The basis of our belief regarding such statements includes the extensive knowledge that our management team has of the outsourced steel services industry, regulatory filings and other publicly-available information about our competitors and market information provided by customers. Statements as to our market position relative to our competitors are approximated by management and are based on the above-mentioned third-party data and internal analyses and estimates.

Where applicable, we report market and other data on the basis of Revenue After Raw Materials Costs, a non-GAAP financial measure that we believe is useful in measuring the operating performance of companies that have procurement businesses, because it excludes the fluctuations in market prices of raw materials procured for and sold to customers that offset on a procurement company’s income statement.

Unless otherwise noted, all information regarding our market share is based on the latest data available to us, and all dollar amounts refer to U.S. dollars. References in this prospectus to a “ton” of material refer to a weight measurement of 2,000 pounds of that material, and references to a “metric ton” of material refer to a weight measurement of 2,204.6 pounds of that material. We have provided definitions for certain steel and outsourced steel services industry terms used in this prospectus in the “Glossary of Selected Industry Terms” on page G-1 of this prospectus.

When we use the term “North America” in this prospectus, we are referring to the United States and Canada. When we use the term “international,” we are referring to countries other than the United States and Canada. When we use the term “Latin America,” we are referring to Mexico, Central America, South America and the Caribbean, including Trinidad & Tobago.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you may want to consider before making an investment decision. You should read the entire prospectus carefully, including the section describing the risks of investing in shares of our class A common stock under the caption “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this summary are forward-looking statements. For more information, please see “Forward-Looking Statements.”

Our Company

We are the largest provider of outsourced industrial services to steel mills in North America as measured by revenue and have a substantial and growing international presence. We offer the most comprehensive suite of outsourced industrial services to the steel industry. Our employees and equipment are embedded at customer sites and are integral throughout the steel production process other than steel making itself. Our services are critical to our customers’ 24-hour-a-day operations, enabling them to generate substantial operational efficiencies and cost savings while focusing on their core business of steel making. We operate at 74 customer sites in nine countries and our global raw materials procurement network spans five continents. Over the past 80 years we have established long-standing customer relationships and have served our top 10 customers, on average, for over 32 years. Our diversified customer base includes seven of the top 10 largest global steel producers, including United States Steel, ArcelorMittal, Baosteel, POSCO and Tata Steel. For the twelve-month period ended March 31, 2010, our Total Revenue, Revenue After Raw Materials Costs and Adjusted EBITDA were $1,461.2 million, $379.5 million and $91.0 million, respectively. For a reconciliation of Total Revenue to Revenue After Raw Materials Costs, see “—Summary Consolidated Financial Data.”

Our range of specialized, value-added services is the broadest of any of our competitors and includes: (i) scrap management and preparation; (ii) semi-finished and finished material handling; (iii) metal recovery and slag handling, processing and sales; (iv) surface conditioning; (v) raw materials procurement and logistics; and (vi) proprietary software-based raw materials cost optimization. We combine this full suite of industrial services with a multi-faceted workforce, a large and diverse equipment fleet and rigorous safety and environmental compliance to deliver a differentiated service offering.

Our business model is characterized by long-term contracts and a highly variable cost structure, which enable us to generate strong Free Cash Flow. In 2009, 93% of our Revenue After Raw Materials Costs was generated from long-term contracts under which we provide one or more services. Our earnings are primarily driven by the steel production volumes of our customers rather than by steel prices. Based on production volumes for the twelve-month period ended March 31, 2010, we estimate our existing contracts would generate approximately $1.6 billion of future Revenue After Raw Materials Costs over their remaining terms. More than 80% of such revenue would be generated from contracts that expire after 2013, and the weighted average remaining term of such contracts is approximately four and one-half years. Our cost structure is highly flexible, with approximately 80% of our cash operating costs being variable, enabling us to respond quickly to changes in market conditions.

Over the last five years, we have expanded from primarily serving North American steel companies to having 20% of our 2009 Revenue After Raw Materials Costs generated internationally. Further, we have grown our scale and diversity by expanding the number of customer sites at which we operate from 64 to 74 and our raw materials procurement locations from 11 to 25, and we have increased the average number of services offered at our customer sites from 2.0 to 2.2. Our growth plans include the following key elements: (i) continue to grow in international markets by leveraging our existing infrastructure, customer relationships, expertise and market credibility; (ii) continue to increase the number of our services offered to our existing customers through cross-selling; and (iii) grow through prudent acquisitions and selective additions to our service offerings.

We are a holding company controlled by Onex, and we operate through our wholly-owned subsidiaries, including our primary operating company Tube City IMS, LLC.

Our Services

We provide a broad range of services through two segments: our Mill Services Group and our Raw Material and Optimization Group. For the twelve-month period ended March 31, 2010, we generated Adjusted EBITDA of $87.8 million and $30.9 million from our Mill Services Group and our Raw Material and Optimization Group, respectively, before total Administrative segment costs of $27.7 million. By comparison, for the twelve months ended March 31, 2009, we generated Adjusted EBITDA of $84.0 million and $40.0 million from our Mill Services Group and our Raw Material and Optimization Group, respectively, before total Administrative segment costs of $30.1 million.

Mill Services Group:

•

Scrap Management and Preparation. We provide mills with inspection, preparation and delivery of raw materials, primarily scrap, as well as inventory control through logistics management. Our services include receiving, inspecting, sorting, cleaning, shearing, burning, shredding and baling of primarily ferrous scrap and scrap substitutes (such as pig iron) according to customer specifications.

•

Semi-Finished and Finished Material Handling. We handle and transport semi-finished and finished steel products such as steel slabs, billets and plates. Our skilled operators use large slab and billet pallet carriers, forklifts or tractor trailers to transport thousands of tons of materials.

•

Metal Recovery and Slag Handling, Processing and Sales. We recycle and process a steel making co-product, known as slag, to recover valuable metallic material that is either reused in the production of steel by the host mill or sold to other end users. The remaining non-metallic materials typically are sold to third parties as aggregates for use in cement production, road construction, agriculture and other applications.

•

Surface Conditioning. We pioneered the North American commercial application of robotic surface conditioning. Surface conditioning is a value-added process that removes imperfections from semi-finished steel products to be used in high-value applications that require unblemished finishes such as household appliances and automobiles.

Raw Material and Optimization Group:

•

Raw Materials Procurement and Logistics. We operate a worldwide procurement and logistics network to act on behalf of our customers, purchasing approximately nine million tons of raw material inputs annually, including ferrous scrap, scrap substitutes, coke, coal, ferro-alloys and other raw materials used in steel making. In addition to sourcing raw materials for our customers, we arrange point-to-point delivery logistics, providing our customers with a seamless solution globally. We represent certain customers on an exclusive basis globally in the purchase of their ferrous scrap requirements, and represent a number of customers on a non-exclusive basis in the purchase and sale of their scrap products used or generated in the steel and iron making processes while taking minimal inventory or price risk. We occasionally take measured market risk in connection with our raw materials procurement services by either purchasing raw materials at a fixed price without an immediate corresponding sale order or agreeing to sell raw materials at a fixed price before having procured such materials.

•

Proprietary Software-Based Raw Materials Cost Optimization. Our raw materials cost optimization service allows our customers to achieve significant savings by optimizing their use of input materials (specifically ferrous scrap and scrap substitutes) to obtain the lowest liquid steel cost for a specified chemistry of steel. Our proprietary software applications aid mills in the planning, procurement and utilization of ferrous scrap and scrap substitutes, determining the lowest cost input mix based on market conditions, raw materials availability, on-site inventory levels and each steel mill’s unique operating characteristics.

In addition, we provide other services that complement our primary offerings. We leverage our excellent customer relationships to actively pursue new types of service offerings to grow our business.

Our Market Opportunity

Efficient production of steel requires constant operation due to the high costs required to start up and heat the furnaces to the required temperatures. In addition, strict production schedules are essential in order to maximize utilization and productivity and to ensure a competitive cost position. Failures by outsourced service providers can result in significant losses for their customers due to delays in the steel production process or poor product quality. As a result, steel producers generally prefer to contract with proven outsourced service providers who have track records of reliable operational expertise, employee safety, environmental compliance and financial stability.

We believe the following key dynamics will drive the continued growth of the market for outsourced industrial services to the steel making industry:

•

Increased Outsourcing, Especially in Developing Markets. The provision of critical industrial services is generally not a core competency of steel producers, yet it is essential to the efficient operation of their complex facilities. We believe that steel producers will increasingly utilize outsourced service providers in order to reduce costs and improve operational efficiency, enabling them to focus their human and capital resources on their core business of steel making. Steel producers in more developed markets such as North America and Western Europe have historically outsourced more industrial services than steel producers in developing markets such as Latin America, Eastern Europe, Asia and the Middle East. However, we believe that as the steel industries in developing markets mature, competition among steel producers will increase and cost and operational efficiencies will become more important, which will increase the amount of outsourcing in these markets.

•

Consolidation of Steel Producers Driving Outsourcing. The global steel industry has undergone significant consolidation over the last ten years. We believe that the evolution into a more consolidated, stable and competitive global steel industry has led to more sophisticated management practices, which have significantly increased the international adoption of outsourced industrial services by the steel industry.

•

Concentration of Outsourced Services with Fewer, Well-Established Service Providers. The outsourced industrial services market in which we operate is highly fragmented with a large number of small, local and regional service providers, and very few large providers with global capabilities. Many of our large global customers require a full suite of outsourced industrial services at multiple facilities across broad geographies. In addition, we believe these customers are seeking to decrease the administrative burden of managing multiple outsourced providers by reducing the number of vendors they engage to a manageable group of leading service providers differentiated by scale, breadth of service offering, proven service quality and safety.

•

Increased Emphasis on Worker Safety and Environmental Compliance. Our customers are increasingly focused on worker safety and environmental compliance. Accordingly, our customers select industrial service providers with strong safety and environmental track records such as us.

Current Conditions in the Steel Industry

Global steel production is expected to grow at a compound annual growth rate, or CAGR, of 7.9% between 2009 and 2014, driven by continued growth in emerging economies and the economic rebound in the developed economies according to CRU International Ltd. Steel production growth in North America, our largest end market, is expected to recover from the lows of 2009 with an estimated CAGR of 11.3% from 2009 through 2014 driven by economic recovery and re-stocking of inventories.

Steel demand in North America is driven primarily by the automotive, consumer appliance, general industrial and construction end markets, which are projected to experience prolonged and robust growth.

North American steel production declined precipitously in the last quarter of 2008 and the first quarter of 2009 as a result of the global economic crisis. Steel producers responded by idling capacity to better align supply with demand, preserve liquidity and reduce costs. Since April 2009, steel production in North America has gradually improved in line with improved economic fundamentals. The U.S. steel industry production capacity utilization rate increased to 73% by the end of May 2010 from a low of 34% in December 2008, according to the American Iron and Steel Institute. North American production capacity utilization and inventory levels of steel products throughout the supply chain remain significantly below long-term average levels.

Our Competitive Strengths

•

Leading Market Position. We are the largest provider of outsourced industrial services to steel mills in North America as measured by revenue and have a substantial and growing international presence. In North America, the largest outsourced steel services market, we are the largest provider of five of our six primary services, and we are the second largest provider of raw materials procurement services. In North America, we operate at more customer sites than any of our competitors, providing mill services at approximately 50% of steel producing sites, and arranging raw material transactions on behalf of nearly all major steel producers. Our scale and market position create economies of scale, purchasing power and an ability to rapidly deploy resources and equipment, enabling us to bid competitively on contracts globally. Over the past five years, we have built a substantial presence in Europe and Latin America and have the infrastructure required to offer all of our primary mill services. We have also built a substantial procurement presence in Asia and Europe and are able to offer our procurement services globally.

•

Broadest Portfolio of Services Globally. We provide the industry’s most comprehensive suite of outsourced industrial services to steel mills, enabling our customers to generate substantial cost savings through operational efficiencies while focusing on their core business of steel making. Our diversified offering of services and international presence afford us multiple entry opportunities for acquiring new customers and cross-selling. Approximately 50% of our 28 new contracts won since the beginning of 2005 were the result of selling new services to existing customers. As a result, we have increased the average number of our services offered at our customer sites from 2.0 services in 2005 to 2.2 services in 2009.

•

Long-Standing Relationships with Leading Steel Producers. We have established long-standing customer relationships and have served our top 10 customers, based on Revenue After Raw Materials Costs for the twelve-month period ended March 31, 2010, on average for over 32 years. In addition, our customer base includes seven of the top 10 largest global steel producers. Our services are critical to our customers’ operations, and we believe we are able to provide these services in a more cost-effective manner than if they performed them in-house. Our Mill Services Group employees and equipment are typically embedded at customer sites and have daily interaction with customer personnel, and our Raw Material and Optimization Group is the exclusive purchasing agent for scrap and scrap substitutes for certain of our largest customers. Our deep operational integration, combined with our record of excellent performance and customer service, has driven strong customer loyalty. In addition, our customer relationships are underpinned by an industry-recognized safety record that is consistently better than industry averages. As a result, our contract renewal rate has been greater than 95% since 2005.

•

Long-Term Contracted Revenue and Variable Cost Structure. We provide our services through long-term contracts with our customers, which are typically structured on a fee-per-ton basis tied to production volumes and are not based on the underlying price of steel. In addition, our contracts typically include tiered pricing structures, with unit prices that increase as volumes decline, and/or minimum monthly fees, each of which stabilizes our revenue in the event of volume fluctuations. They also typically provide for price adjustments based on published indices which pass defined increases or decreases in key operating costs through to our customers. We also have a highly scalable cost structure with approximately 80% of our cash operating costs being variable, which protects our profitability during more difficult market conditions such as we experienced during 2009.

•

Strong Cash Flow Generation Drives Earnings Growth. Our business model and cost structure enable us to generate strong Free Cash Flow to fund Capital Expenditures and drive earnings growth. We enter into long-term contracts requiring Growth Capital Expenditures only if we determine that they will produce targeted returns on investment. This discipline assures that we deploy our Free Cash Flow in a focused manner to drive stockholder returns. Throughout the recent economic downturn, we continued to enter into new long-term contracts and invest growth capital, thereby positioning us to generate strong earnings growth as steel production volumes continue to recover.

•

Experienced, Proven Management Team. Our executive management team has extensive experience, with the members having an average of over 25 years in our industry and over 17 years with us. Our management team successfully integrated the legacy Tube City and IMS businesses, which combined in 2004, and has continued to grow our customer base while consistently improving our industry-leading safety record. In addition, our management team has executed upon our strategic plan to build our international business, increasing the contribution of international Adjusted EBITDA as a percentage of total Adjusted EBITDA from 2% in 2005 to 17% in 2009. In 2009, one of the worst years on record for steel production, our management team responded rapidly, realizing meaningful overhead cost reductions that we believe are sustainable, and carefully managed equipment deployment and Maintenance Capital Expenditures, collectively resulting in expanded Adjusted EBITDA Margins and significant Free Cash Flow.

Our Growth Strategy

•

Continue to Grow in International Markets. We believe we have substantial international growth opportunities which will be driven by expansion of our existing market share and continued growth in outsourcing in developing markets, such as Latin America, Eastern Europe, Asia and the Middle

East, as steel producers discover that outsourcing certain functions enables them to be performed more cost effectively, allowing them to concentrate their attention and resources on steel making. As steel production in developing markets continues to mature and outsourcing of the services that we offer becomes more prevalent, we believe that we are well positioned to capitalize on opportunities due to our scale, existing infrastructure, proven track record and marketplace intelligence. In more developed international markets, outsourcing is common, but we believe steel producers desire more competition from proven operators such as ourselves, providing opportunities to gain market share.

•

Increase Penetration of Existing Customers. We believe we are in a unique position to leverage our existing relationships and embedded operations at our customers’ sites to cross-sell additional service offerings. Approximately 50% of our 28 new contracts won since the beginning of 2005 were the result of cross-selling, driven by our customers’ high satisfaction with our existing services, their desire to consolidate services with their best providers and our focus on offering our full array of services to our customers. Over one-third of the new cross-sell contracts we secured since the beginning of 2005 were the result of displacing the incumbent provider, and we will seek to continue to grow through these types of market share gains. On average, we provide approximately 2.2 out of our six primary services at each customer site where we currently operate (up from 2.0 in 2005), representing a significant opportunity to grow within our existing customer base.

•

Selectively Expand Service Offerings. We will continue to identify opportunities to leverage our competencies to provide value-added services beyond our existing service offerings that fulfill our customers’ needs. Our embedded on-site presence and daily operational integration with our customers create unique relationships, often allowing us the first opportunity to propose additional outsourced services. We will also continue to expand our global Raw Material and Optimization Group into commodities that we do not currently handle in large quantities.

•

Maximize Profit Potential. We will continue to commit growth capital to contracts where we believe our returns will drive future profitability. We will also continue to streamline our cost structure and pay down debt in order to improve operating margins and grow earnings. In addition, our goal is to continue to optimize our equipment utilization to reduce maintenance costs and drive higher cash flow, providing us flexibility to make new growth investments.

•

Selectively Pursue Acquisitions and Partnerships. We will selectively pursue strategic acquisitions and partnerships that will diversify our existing portfolio of products and services, expand our geographic footprint and build new customer relationships. Our management team has significant international operating experience in providing outsourced services to the steel industry and strong relationships with leading global and regional steel producers. We believe this will enable us to identify and pursue attractive acquisitions and partnerships.

Risk Factors

An investment in our class A common stock is subject to substantial risks and uncertainties. Before investing in our class A common stock, you should carefully consider the following, as well as the more detailed discussion of risk factors and other information included in this prospectus:

•

North American and global steel production volumes and demand for steel are impacted by regional and global economic conditions and by conditions in our key end markets, including automotive, consumer appliance, general industrial and construction markets;

•	we rely on a number of significant customers and contracts, the loss of any of which could have a material adverse effect on our results of operations;

•	some of our operations are subject to market price and inventory risk arising from changes in commodity prices;

•	if we fail to make accurate estimates in bidding for long-term contracts, our profitability and cash flow could be materially adversely affected;

•	operating in various international jurisdictions subjects us to a variety of risks;

•

our business involves a number of personal injury and other operating risks, and our failure to properly manage these risks could result in liabilities not covered by insurance, and loss of future business and could have a material adverse effect on our results of operations; and

•	our business is subject to environmental regulations that could expose us to liability, increase our cost of operations and otherwise have a material adverse effect on our results of operations.

History and Corporate Information

We operate through our wholly-owned subsidiaries, including our primary operating company Tube City IMS, LLC, a Delaware limited liability company. The Raw Material and Optimization Group traces its roots to Tube City Iron & Metal, or Tube City, formed in 1926 as a scrap metal dealer and processor in McKeesport, Pennsylvania. The Mill Services Group traces its roots to International Mill Service, or IMS, which started in the Cleveland, Ohio area in 1936 in the sand and gravel business and evolved into the slag processing and metal recovery business. Tube City and IMS were combined in 2004.

We currently have approximately 3,200 employees and operate at 74 customer sites around the world. Our principal executive offices are located at 12 Monongahela Avenue, Glassport, Pennsylvania 15045, and our telephone number is (412) 678-6141. Our website address is www.tubecityims.com. Information contained on our website is not a part of this prospectus.

Our Controlling Stockholder

We were formed by Onex on October 31, 2006 in connection with the acquisition in January 2007 of Tube City IMS Corporation from its previous owners. Onex is one of North America’s oldest and most successful investment firms committed to acquiring and building high-quality businesses in partnership with talented management teams. Onex makes private equity investments through the Onex Partners and ONCAP families of funds and has completed more than 270 acquisitions valued at approximately $43 billion. Over Onex’s history, it has had extensive experience investing in outsourcing-focused businesses. Onex’s recent investments include Spirit AeroSystems, Inc., Allison Transmission, Inc., Husky Injection Molding Systems Ltd., Carestream Health, Inc. and Emergency Medical Services Corporation. Onex’s businesses generate annual revenues of C$31 billion, have assets of C$34 billion and employ over 210,000 people worldwide. Onex shares trade on the Toronto Stock Exchange under the stock symbol “OCX.”

The Offering

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Shares of class A common stock to be outstanding after the offering	shares

Shares of class B common stock to be outstanding after the offering	shares

Overallotment option	The underwriters may also purchase up to an additional and shares of class A common stock from us and the selling stockholders, respectively, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any. The number of shares that the underwriters purchase from us and the selling stockholders shall be allocated pro rata based upon the number of shares initially sold in connection with this offering.

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be $ million to us and $ million to the selling stockholders, assuming the shares are offered at $ per share (the mid-point of the price range set forth on the cover of this prospectus). We intend to use the net proceeds to us from this offering for the repayment of certain debt and general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Dividends	We do not anticipate paying any dividends to our stockholders for the foreseeable future. See “Dividend Policy.”

Special voting rights	Each share of our class B common stock will be convertible automatically into a share of our class A common stock upon a transfer thereof to any person other than the holders of our class B common stock on the date of this offering or their respective affiliates. Our class A common stock and class B common stock vote as a single class on all matters, except as otherwise provided in our restated certificate of incorporation or as required by law, with each share of class A common stock entitling its holder to one vote and, prior to the Transition Date (defined below), each share of class B common stock entitling its holder to ten votes. If the Transition Date occurs, the number of votes per share of class B common stock will be reduced automatically to one vote per share. The “Transition Date” will occur when the total number of outstanding shares of class B common stock is less than 10% of the total number of shares of class A common stock and class B common stock outstanding. After giving effect to this offering, holders of our class B common stock will control % of the combined voting power of our outstanding common stock. See “Principal and Selling Stockholders” and “Description of Capital Stock.”

NYSE symbol	We have applied for listing of our shares on the New York Stock Exchange (“NYSE”) under the symbol “TMS.”

Risk factors	See “Risk Factors” beginning on page 15 of this prospectus for a discussion of material risks that prospective purchasers of our common stock should consider.

The number of shares to be outstanding after this offering is based on                  shares of class A common stock and                  shares of class B common stock outstanding as of                     , 2010, and excludes                  shares of class          common stock reserved for future grants under our Restricted Stock Plan. We are not registering the offering of shares of class A common stock into which the shares of class B common stock may be converted.

Unless we specifically state otherwise, the information in this prospectus assumes:

•	that our class A common stock will be sold at $ per share, which is the mid-point of the price range set forth on the front cover page of this prospectus;

•	that the underwriters will not exercise their overallotment option;

•

the conversion of all outstanding shares of our class A preferred stock into                  shares of our class B common stock concurrently with the completion of this offering, using the assumptions set forth below;

•	a -for-one split of shares of our common stock, which was effective on , 2010;

•	the recapitalization of our existing common stock into class B common stock, which was effective as of , 2010; and

•	the effectiveness of our second amended and restated certificate of incorporation upon the completion of this offering.

The conversion of our class A preferred stock assumes (i) a conversion date of                     , 2010, and (ii) a conversion price of $             (which is the mid-point of the price range set forth on the front cover page of this prospectus). Concurrently with this offering, each share of our class A preferred stock will convert into the number of shares of class B common stock equal to the liquidation value of such share of class A preferred stock at the time of conversion, plus accrued dividends, divided by the public offering price per share of class A common stock in this offering. A $1.00 increase in the assumed initial public offering price of $             per share would decrease the number of shares of class B common stock issuable upon the conversion of the class A preferred stock by approximately                  shares, and a $1.00 decrease in the assumed initial public offering price would increase the number of shares of class B common stock issuable upon the conversion of the class A preferred stock by approximately                  shares.

Upon completion of this offering, Onex will beneficially own approximately     % of the aggregate voting power of our class A and class B common stock and, for the foreseeable future, will have significant influence over our management and affairs, and will be able to control virtually all matters requiring stockholder approval, including the election and removal of directors, the adoption or amendment of our certificate of incorporation and bylaws, possible mergers, corporate control contests and significant corporate transactions. Onex may also delay or prevent a change of control of us, even if that change of control would benefit our stockholders, which could deprive you of the opportunity to receive a premium for your class A common stock.

Our Corporate Structure

After giving effect to this offering, the chart below summarizes our corporate structure:

(1)	We intend to redeem in full the series 2008 promissory notes with a portion of the net proceeds of this offering.

Summary Consolidated Financial Data

The summary consolidated historical statement of operations data for the years ended December 31, 2009 and 2008, the period from January 26, 2007 to December 31, 2007 and the period from January 1, 2007 to January 25, 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated historical statement of operations data for the quarters ended March 31, 2010 and March 31, 2009 have been derived from our unaudited financial statements included elsewhere in this prospectus.

The balance sheet data as of December 31, 2009 and December 31, 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2007 has been derived from our unaudited financial statements not included in this prospectus. The balance sheet data as of January 25, 2007 has been derived from our audited consolidated financial statements not included in this prospectus. The balance sheet data as of March 31, 2010 has been derived from our unaudited financial statements included elsewhere in this prospectus and as of March 31, 2009 from unaudited financial statements not included in this prospectus.

TMS International Corp., which following the Onex Acquisition is referred to as the Successor Company, was formed for the purpose of acquiring the Predecessor Company. The operations of the Successor Company prior to the Onex Acquisition were insignificant relative to those of the Predecessor Company during the same period. Accordingly, the summary historical consolidated financial data show the results of the Predecessor Company on and prior to the completion of the Onex Acquisition on January 25, 2007 and the results of the Successor Company and its subsidiaries after the Onex Acquisition.

The summary consolidated financial data set forth below should be read together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and the notes to those financial statements included elsewhere in this prospectus.

	Predecessor Company	Successor Company
(dollars in thousands)	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Quarter ended March 31, 2009	Quarter ended March 31, 2010
					(unaudited)
Statement of Operations Data:
Revenue:
Revenue from Sale of Materials	$74,592	$1,236,778	$2,595,608	$986,304	$235,227	$377,210
Service Revenue	20,569	338,109	387,305	312,035	72,615	93,463

Total Revenue	95,161	1,574,887	2,982,913	1,298,339	307,842	470,673

Costs and expenses:
Cost of Raw Materials Shipments	71,629	1,188,011	2,515,425	939,993	222,236	363,911
Site Operating Costs	17,916	248,987	298,394	233,120	55,679	68,968
Selling, General and Administrative Expenses	4,988	45,686	56,750	44,638	11,328	11,939
Provision for (Recovery of) Bad Debts	4	445	9,166	(5,419)	—	—
Compensation Provided as a Result of Business Combinations	18,631	—	—	—	—	—
Provision for Transition Agreement		—	—	2,243	—	—
Depreciation and Amortization	3,794	70,384	73,080	69,760	17,767	15,981
Gain on Debt Extinguishment	—	—	—	1,505	—	—
Goodwill Impairment	—	—	—	(55,000)	—	—
Disposition of Cumulative Translation Adjustment	—	—	—	(1,560)	—	—
Interest Expense, Net	(2,483)	(38,211)	(38,079)	(44,825)	(10,767)	(11,505)
Other Income	613	—	—	—	—	—

Income (Loss) Before Income Taxes	(23,671)	(16,837)	(7,981)	(85,876)	(9,935)	(1,631)
Income Tax (Expense) Benefit	10,423	6,928	1,891	6,885	2,756	(1,017)

Net Loss	$(13,248)	$(9,909)	$(6,090)	$(78,991)	$(7,179)	$(2,648)

Net Loss Applicable to Common Shares	$(13,248)	$(26,718)	$(25,591)	$(100,060)	$(12,219)	$(8,107)

	Predecessor Company	Successor Company
(dollars in thousands)	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Quarter ended March 31, 2009	Quarter ended March 31, 2010
					(unaudited)

Cash Flow Data:
Cash Provided by (Used in) Operating Activities	$16,476	$80,675	$36,479	$73,223	$11,870	$(9,452)
Net Cash Used in Investing Activities	(2,565)	(650,114)	(80,124)	(36,140)	(20,406)	(8,307)
Net Cash (Used in) Provided by Financing Activities	(13,305)	571,415	47,461	(13,061)	31,277	(3,206)

Balance Sheet Data (at period end – unaudited at December 31, 2007):
Cash and Cash Equivalents	$3,784	$1,976	$5,792	$29,814	$28,534	$8,849
Working Capital(1)	10,616	6,715	38,332	9,832	31,502	32,124
Goodwill and Other Intangible Assets	280,961	488,125	480,606	420,418	475,984	415,881
Total Assets	635,133	903,940	856,865	824,389	928,440	895,159
Long-term Debt, Including Current Portion and Indebtedness to Related Parties	397,895	400,086	454,367	449,612	485,869	446,409
Redeemable Preferred Stock and Stockholders’ Equity (Deficit)	20,017	215,947	190,120	122,874	179,448	117,993

Other Financial Data:
Revenue After Raw Materials Costs(2)	$23,532	$386,876	$467,488	$358,346	$85,606	$106,762
Adjusted EBITDA(3)	624	91,758	103,178	83,764	18,599	25,855
Adjusted EBITDA Margin(4)	2.7%	23.7%	22.1%	23.4%	21.7%	24.2%
Capital Expenditures(5)	$2,738	$51,876	$62,852	$37,635	$21,592	$9,259
Growth Capital Expenditures(5)	—	15,789	26,966	23,186	18,742	3,759
Maintenance Capital Expenditures(5)	2,738	36,087	35,886	15,792	3,221	5,500
Free Cash Flow(6)	(2,114)	55,671	67,292	67,972	15,378	20,355

(1)	Working capital is calculated as current assets, excluding cash, less current liabilities, excluding the current portion of long-term debt and revolving borrowings.

(2)	Revenue After Raw Materials Costs represents Total Revenue minus Cost of Raw Materials Shipments. We believe Revenue After Raw Materials Costs is useful in measuring our operating performance because it excludes the fluctuations in the market prices of the raw materials we procure for and sell to our customers. We subtract the Cost of Raw Materials Shipments from Total Revenue because market prices of the raw materials we procure for and generally concurrently sell to our customers are offset on our statement of operations. By subtracting the Cost of Raw Materials Shipments, we isolate the margin that we make on our raw materials procurement and logistics services and we are better able to evaluate our operating performance. Revenue After Raw Materials Costs is not a recognized financial measure under GAAP and may not be comparable to similarly titled measures used by other companies in our industry. Revenue After Raw Materials Costs should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table sets forth our calculation of Revenue After Raw Materials Costs:

	Predecessor Company	Successor Company
(dollars in thousands)	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Quarter ended March 31, 2009	Quarter ended March 31, 2010

Revenue After Raw Materials Costs					(unaudited)
Total Revenue	$95,161	$1,574,887	$2,982,913	$1,298,339	$307,842	$470,673
Cost of Raw Materials Shipments	(71,629)	(1,188,011)	(2,515,425)	(939,993)	(222,236)	(363,911)

Revenue After Raw Materials Costs	$23,532	$386,876	$467,488	$358,346	$85,606	$106,762

(3)	Adjusted EBITDA represents net income (loss) before income taxes, Interest Expense, Net, Depreciation and Amortization and certain other items, such as compensation provided as a result of business combinations, losses or gains in respect of debt extinguishment, goodwill impairment charges and dispositions of cumulative translation adjustments. We use Adjusted EBITDA to benchmark the performance of our business against expected results, to analyze year-over-year trends, and to compare our operating performance to that of our competitors. We also use Adjusted EBITDA as a performance measure because it excludes the impact of tax provisions and Depreciation and Amortization, which are difficult to compare across periods due to the impact of accounting for business combinations and the impact of tax net operating losses on cash taxes paid. We believe the presentation of Adjusted EBITDA enhances our investors’ overall understanding of the financial performance of and prospects for our business. Adjusted EBITDA is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Adjusted EBITDA should not be considered in isolation from or as an alternative to net income, operating income (loss) or any other performance measures derived in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table reconciles Net Loss to Adjusted EBITDA:

	Predecessor Company	Successor Company
(dollars in thousands)	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Quarter ended March 31, 2009	Quarter ended March 31, 2010

Adjusted EBITDA					(unaudited)
Net Loss	$(13,248)	$(9,909)	$(6,090)	$(78,991)	$(7,179)	$(2,648)
Income Tax (Benefit) Expense	(10,423)	(6,928)	(1,891)	(6,885)	(2,756)	1,017
Interest Expense, Net	2,483	38,211	38,079	44,825	10,767	11,505
Depreciation and Amortization	3,794	70,384	73,080	69,760	17,767	15,981

EBITDA	$(17,394)	$91,758	$103,178	$28,709	$18,599	$25,855
Compensation Provided as a Result of Business Combinations	18,631	—	—	—	—	—
Loss (Gain) on Debt Extinguishment	—	—	—	(1,505)	—	—
Goodwill Impairment Charge	—	—	—	55,000	—	—
Disposition of Cumulative Translation Adjustment	—	—	—	1,560	—	—
Other Income	(613)	—	—	—	—	—

Adjusted EBITDA	$624	$91,758	$103,178	$83,764	$18,599	$25,855

(4)	Adjusted EBITDA Margin is calculated by dividing our Adjusted EBITDA by our Revenue After Raw Materials Costs. We believe our Adjusted EBITDA Margin is useful in measuring our profitability and our control of cash operating costs relative to Revenue After Raw Materials Costs. Adjusted EBITDA Margin is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Adjusted EBITDA Margin should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

(5)	We separate our Capital Expenditures into two categories: (1) Growth Capital Expenditures and (2) Maintenance Capital Expenditures. We believe that Growth Capital Expenditures and Maintenance Capital Expenditures are useful in measuring our operating performance. We incur Growth Capital Expenditures in connection with the establishment of our operations at new customer sites, the performance of additional services or significant productivity improvements at existing customer sites. We incur Maintenance Capital Expenditures as part of our ongoing operations, and Maintenance Capital Expenditures generally include the cost of normal replacement of capital equipment used at existing sites on existing contracts, additional capital expenditures made in connection with the extension of an existing contract and capital costs associated with acquiring previously leased equipment. Growth Capital Expenditures and Maintenance Capital Expenditures are not recognized financial measures under GAAP and may not be comparable to similarly titled measures used by other companies in our industry. Growth Capital Expenditures and Maintenance Capital Expenditures should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table sets forth our total Capital Expenditures, Growth Capital Expenditures and Maintenance Capital Expenditures:

	Predecessor Company	Successor Company
(dollars in thousands)	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Quarter ended March 31, 2009	Quarter ended March 31, 2010

Total Capital Expenditures					(unaudited)
Growth Capital Expenditures	$—	$15,789	$26,966	$23,186	$18,742	$3,759
Maintenance Capital Expenditures	2,738	36,087	35,886	15,792	3,221	5,500
Capital Leases	—	—	—	(1,343)	(371)

Total Capital Expenditures	$2,738	$51,876	$62,852	$37,635	$21,592	$9,259

(6)	Free Cash Flow is calculated as our Adjusted EBITDA minus our Maintenance Capital Expenditures. We believe Free Cash Flow is useful in measuring our liquidity. Free Cash Flow is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Free Cash Flow should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table sets forth our calculation of Free Cash Flow:

	Predecessor Company	Successor Company
(dollars in thousands)	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Quarter ended March 31, 2009	Quarter ended March 31, 2010

Free Cash Flow					(unaudited)
Adjusted EBITDA	$624	$91,758	$103,178	$83,764	$18,599	$25,855
Maintenance Capital Expenditures	(2,738)	(36,087)	(35,886)	(15,792)	(3,221)	(5,500)

Free Cash Flow	$(2,114)	$55,671	$67,292	$67,972	$15,378	$20,355

The following table reconciles Free Cash Flow to net cash provided by (used in) operating activities:

	Predecessor Company	Successor Company
(dollars in thousands)	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Three months ended March 31, 2009	Three months ended March 31, 2010
					(unaudited)
Free Cash Flow	$(2,114)	$55,671	$67,292	$67,972	$15,378	$20,355
Maintenance Capital Expenditures	2,738	36,087	35,886	15,792	3,221	5,500
Cash interest expense	(722)	(26,750)	(36,165)	(35,383)	(14,225)	(16,946)
Cash income taxes	—	(926)	(2,501)	(2,461)	(523)	(715)
Change in accounts receivable	(8,521)	(18,070)	39,202	(22,479)	(47,891)	(74,782)
Change in inventory	(2,770)	(17,397)	26,386	(13,229)	(10,030)	(27,881)
Change in accounts payable	22,880	45,203	(77,360)	59,673	67,867	86,929
Change in other current assets and liabilities	3,264	7,577	(9,171)	365	72	5
Other operating cash flows	1,721	(720)	(7,090)	2,973	(1,999)	(1,917)

Net cash provided by (used in) operating activities	$16,476	$80,675	$36,479	$73,223	$11,870	$(9,452)

RISK FACTORS

Investing in our class A common stock involves a high degree of risk. You should carefully consider the risks described below before making a decision to buy our class A common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, results of operations, financial condition or cash flows could be materially adversely affected. In that case, the trading price of our class A common stock could decline, and you might lose all or part of your investment in our class A common stock. In deciding whether to invest in our class A common stock, you should also refer to the other information set forth in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes.

Risks Relating to Our Business

North American and global steel production volumes and demand for steel are impacted by regional and global economic conditions and by conditions in our key end markets, including automotive, consumer appliance, general industrial and construction markets.

Global steel production volumes and the demand for steel in North America and worldwide is impacted by, and will continue to be impacted by, global economic conditions and conditions in key end markets, including automotive, consumer appliance, general industrial and construction markets. We derive a substantial portion of our Revenue After Raw Materials Costs from providing services to North American steel mills. Our Revenues After Raw Materials Costs and earnings are primarily driven by the volume of steel production at our customers’ mills; accordingly, declines in our customers’ production volumes have a direct negative impact on our Revenue After Raw Materials Costs and other results of operations.

Many factors may materially adversely affect production by our steel customers, including, but not limited to:

•

decreases in demand for steel or failure of demand to increase to the extent forecasted, particularly in key end markets, including automotive, consumer appliance, general industrial and construction markets;

•	failure of the economy to fully recover from the recession that commenced in 2008, or the advent of any future recessions; and

•

increases in imports of steel that may result in an oversupply of steel in North America, our largest market, and may displace our North American customers’ steel production, including increases resulting from changes in currency rates, import tariffs or other trade regulations.

We cannot predict the impact of global economic conditions and conditions in key end markets, such as automotive, consumer appliance, general industrial and construction markets, on the demand for and production of steel in North America and worldwide.

During a material economic downturn in the steel industry or due to company-specific events, some of our customers could experience financial difficulties and close operations or significantly decrease production permanently or for an extended period at sites that we service. The resulting decrease in business volumes could result in a decreased need for our services and materially adversely impact our business, financial condition, results of operations and cash flows. For example, during the first half of 2009, many of our customers significantly reduced or altogether stopped producing steel at certain facilities.

We rely on a number of significant customers and contracts, the loss of any of which could have a material adverse effect on our results of operations.

For the twelve-month period ended March 31, 2010, our largest customer, United States Steel (together with its affiliates), accounted for 29% of our Revenue After Raw Materials Costs, and our top 10 customers accounted for 83% of our Revenue After Raw Materials Costs. A reduction in activity by a customer at one or more sites that we service (or its decision to idle or permanently close any customer site we service) would reduce the revenue we receive from such customer at those sites. A loss of a significant customer or the partial loss of a customer’s business through the termination or non-renewal of one of its significant contracts with us, or temporary or permanent shut down of one or more sites, could have a material adverse effect on our revenue and other results of operations. In general, our contracts are not terminable without cause. However, certain of our contracts, including contracts with our largest customers, contain provisions providing for the right to terminate for convenience through the payment of significant scheduled termination fees based on the remaining terms of the contracts. Further, notwithstanding our contractual rights, we may not have an effective remedy if one of our largest customers attempts to unilaterally change the terms in our contracts.

In addition, because our business is conducted under long-term contracts (often servicing the same steel company under separate, site-specific or service-specific contracts) and is highly dependent on business relationships, it could be very difficult to replace a current customer or contract with a new customer or contract. Even if we were to replace a significant customer or contract, we might not be able to find another customer or enter into a replacement contract that would provide us with comparable revenue. We may lose significant customers or contracts in the future, and any resulting losses could materially adversely affect results of operations.

Some of our operations are subject to market price and inventory risk arising from changes in commodity prices.

Although significant portions of our operations are more sensitive to changes in the volume of steel production than to changes in prices, certain of our operations subject us directly to price and/or inventory risk. In particular:

•	we routinely maintain a limited quantity of unsold scrap inventory;

•

there are occasions when we may purchase quantities of raw materials in excess of immediate sales commitments. Similarly, we may have contractual commitments to provide certain raw materials to customers without a corresponding right to purchase all of the materials required to fulfill our commitment;

•	we typically have the right to sell for our own account, subject to royalty payments to the host mill, slag and certain other co-products under our contracts; and

•	we generate a portion of our revenue in our raw materials procurement activities from procurement fees that can be influenced by changes in prices, market conditions and competition.

Our global raw materials procurement business is structured such that our purchases of raw materials are typically matched with customer orders, which minimizes inventory and price risk. However, we will from time to time take measured positions in raw materials inventory or experience a delay between the time all or a portion of the raw materials are purchased or sold by us and the time the raw materials are matched to customer purchase or sale orders. As a result, we may be subject to losses arising from changes in commodity prices.

If we are unable to manage inventory or price risk, our results of operations and profitability could be materially adversely affected.

If we fail to make accurate estimates in bidding for long-term contracts, our profitability and cash flow could be materially adversely affected.

The majority of our Revenue After Raw Materials Costs is derived from customers’ sites where we have long-term contracts that typically have a term of five to 10 years. When bidding for a job, we are required to estimate the amount of production at a particular steel mill and the costs of providing services at that mill. In general, the higher the estimated volume of steel production at a customer site, the lower the unit price per volume of product handled or service provided that we can offer. Other estimates that will determine the unit price per volume that we can offer include local labor, transportation and equipment costs. If our volume estimates for a contract ultimately prove to be too high, or our cost estimates prove to be too low, our profitability and cash flows under that contract will be adversely affected.

Operating in various international jurisdictions subjects us to a variety of risks.

We currently operate in 14 countries, and during 2009 we derived approximately 20% of our Revenue After Raw Materials Costs from providing services and products to steel mills outside of North America. Due to the extensive diversification of our international operations, we are subject to a higher level of risk than some other companies relating to international conflicts, wars, internal civil unrest, trade embargoes and acts of terrorism. As we expand internationally, we will further become exposed to a variety of risks that may materially adversely affect results of operations, cash flows or financial position. These include the following:

•	periodic economic downturns in the countries in which we do business;

•	fluctuations in currency exchange rates;

•	customs matters and changes in trade policy or tariff regulations or other impositions of export restrictions;

•	imposition of or increases in currency exchange controls and hard currency shortages;

•	changes in regulatory requirements in the countries in which we do business;

•	labor relations and works’ council and other labor requirements;

•	higher tax rates and potentially adverse tax consequences, including restrictions on repatriating earnings, adverse tax withholding requirements and double taxation;

•	longer payment cycles and difficulty in collecting accounts receivable;

•	complications in complying with a variety of foreign laws and regulations;

•	political, economic and social instability, civil unrest, terrorism and armed hostilities in the countries in which we do business;

•	risk of nationalization of steel mills and/or cancellation of our contracts without adequate remedy;

•	inflation rates in the countries in which we do business;

•	laws in various international jurisdictions that limit the right and ability of subsidiaries to pay dividends and remit earnings to affiliated companies unless specified conditions are met;

•

risks arising from having our employees and equipment embedded at customer sites, such as risks relating to our ability to access or retrieve our equipment in the event a customer enters into an insolvency proceeding; and

•	uncertainties arising from local business practices, cultural considerations and international political and trade tensions.

If we are unable to successfully manage the risks associated with our increasingly global business, our financial condition, cash flows and results of operations may be materially adversely affected.

Our international expansion strategy may be difficult to implement and may not be successful.

Beginning in 2006, we implemented a number of international initiatives to expand our global footprint to countries that we do not serve throughout Europe, Latin America and Asia. We cannot assure you that outsourcing will become a prevalent practice in these developing countries or that our initiatives will be successful. If we are able to expand into new international markets, we will further become exposed to a variety of risks and uncertainties that may materially adversely affect our results of operations, cash flows or financial position. These include all of the risks and uncertainties that we are currently exposed to in connection with our existing international operations, as well as risks and difficulties inherent in expanding to new jurisdictions, such as establishing new relationships and conducting business in legal and cultural climates with which we have limited or no experience. Furthermore, the success of our international growth strategy depends on our ability to attract key management with business contacts and favorable reputations in our target markets. We will also incur additional costs and expenses in connection with our efforts to execute an international growth strategy, and we cannot assure you that we will be profitable or successful in expanding our operations into new international markets. If we are unable to successfully manage the risks associated with the expansion of our operations into new international markets, our financial condition, cash flows and results of operations may be materially adversely affected.

Our business involves a number of personal injury and other operating risks, and our failure to properly manage these risks could result in liabilities not fully covered by insurance, and loss of future business and could have a material adverse effect on results of operations.

Our business activities involve certain operating hazards that can result in personal injury and loss of life, damage and destruction of operating equipment, damage to the surrounding areas, interruption or suspension of operations at a customer site and loss of revenue and future business. Under certain circumstances, we may be required to indemnify our customers against such losses even though we may not be at fault. While we have in place policies to minimize the risk of serious injury or death to our employees or other visitors to our operations, we may nevertheless be unable to avoid material liabilities for any such death or injury that may occur in the future, and these types of incidents may have a material adverse effect on our financial condition. Although we believe that we maintain adequate insurance against these risks, there can be no assurance that our insurance will be sufficient or effective under all circumstances or against all claims or hazards to which we may be subject or that we will be able to continue to obtain adequate insurance protection. A successful claim for damage resulting from a hazard for which we are not fully insured could materially adversely affect our results of operations. In addition, if a customer concluded that we were responsible for an accident at one of our customer sites that resulted in significant losses to them and/or an interruption or suspension of their operations, we could lose such customer’s business. Moreover, such events may adversely affect our reputation in the steel industry, which may make it difficult to renew or extend existing contracts or gain new customers.

We are subject to concentrated credit risk and could become subject to constraints on our ability to fund our planned capital investments and/or maintain adequate levels of liquidity and working capital under our senior secured ABL facility as a result of concentrated credit risk, declines in raw material selling prices or declines in steel production volumes.

As of March 31, 2010, our largest customer, United States Steel (together with its affiliates), accounted for 31% of our accounts receivable, and our top 10 customers accounted for 60% of our accounts receivable. We are party to multiple long-term contracts with many of our customers, including a number of contracts with United States Steel and its affiliates. Our relative concentration of significant customers, combined with the risk of customer financial difficulties and resulting impacts on us as described above, exposes us to concentrated credit risk or the risk of reduced borrowing capacity under our senior secured ABL facility. Further consolidation among any of the steel industry’s larger companies, many of which are our customers, could further increase the concentration of credit risk we face.

If our customers suffer significant financial difficulty, they also may not pay us for work we perform or the products we procure, which could have a material adverse effect on our results of operations. It is possible that customers may reject their contractual obligations to us under bankruptcy laws or otherwise. Significant customer bankruptcies could further adversely impact our Revenue After Raw Materials Costs and increase our operating expenses by requiring larger provisions for bad debt. In addition, even when our contracts with these customers are not rejected, if customers are unable to meet their obligations on a timely basis, it could adversely impact our ability to collect receivables, the valuation of inventories and the valuation of long-lived assets of our business, as well as negatively affect the forecasts used in performing our goodwill impairment testing under FASB ASC Topic 350, Goodwill and Other Intangible Assets. Further, we may have to negotiate significant discounts and/or extended financing terms with these customers in such a situation, each of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, depressed steel production could weaken demand for raw materials and result in reduced selling prices. While declines in raw material prices tend not to have a significant impact on our Adjusted EBITDA as they would tend to reduce both our revenue and our cost of raw materials roughly equally, declines in raw material prices will cause related declines in our accounts receivable and inventory balances, which form the collateral base for our senior secured ABL facility. While we cannot predict the level of any such further declines in the value of our collateral or the degree to which such declines would decrease availability under our senior secured ABL facility, these events could combine to constrain our ability to fund additional capital investments and maintain adequate levels of liquidity and working capital.

If we experience delays between the time we procure raw materials and the time we sell them, we could become subject to constraints on our ability to maintain adequate levels of liquidity and working capital.

Our global raw materials procurement business is structured such that our purchases of raw materials are typically matched with customer orders, which minimizes inventory and price risk. However, we will from time to time take measured positions in raw materials inventory or experience a delay between the time all or a portion of the raw materials are purchased or sold by us and the time the raw materials are matched to customer purchase or sale orders. As a result, our ability to fund additional capital investments and maintain adequate levels of liquidity and working capital could become constrained and this could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our estimates of future production volumes may not result in actual revenue or translate into profits.

We have estimated future production volumes on the basis of our past experience under our existing customer relationships and the length of the terms of our existing contracts. However, such projected volumes may not be realized as revenue or, if realized, may not result in profits. As of March 31, 2010, and based on production volumes for the twelve-month period ended March 31, 2010 and remaining contract terms, we estimate that our existing multi-year contracts will generate approximately $1.6 billion in future Revenue After Raw Materials Costs. These estimates are based on assumptions that may prove to be incorrect. Accordingly, investors should not place undue reliance on such estimates. Cancellation of contracts or other changes by our customers could significantly reduce the revenue and profit we actually receive from our contracts. In the event of a cancellation, we may be reimbursed for certain costs, but we typically have limited contractual rights to revenue for services not yet performed. Our customers’ future requirements and our estimates may prove to be unreliable. If our estimates of future production volumes fail to materialize, we could experience a reduction in revenue after materials costs and a decline in profitability, which would result in a deterioration of our financial condition, profitability and liquidity.

Counterparties to agreements with us may not perform their obligations.

We enter into agreements with various counterparties for the procurement of raw materials and provision of services. In the event of non-performance by a counterparty of its obligations under such contracts, we could incur losses as a result of our counterparty’s non-performance or otherwise incur costs in seeking the enforcement of our agreements. For example, a buyer of raw materials from our Raw Material and Optimization Group may seek to avoid its obligations if the cost of raw materials decreases significantly between the time of the order and fulfillment.

Exchange rate fluctuations or decreases in exports of steel may materially adversely impact our business.

Fluctuations in foreign exchange rates between the U.S. dollar and the other currencies in which we conduct business may materially adversely impact our operating income and income from continuing operations in any given fiscal period. Our operations in the United States accounted for approximately 77% and 76% of our Revenue After Raw Materials Costs and Adjusted EBITDA, respectively, for the twelve-month period ended March 31, 2010. An increase in the value of the U.S. dollar relative to the foreign currencies in which we earn our revenues generally has a negative impact on operating income, whereas a decrease in the value of the U.S. dollar tends to have the opposite effect. Fluctuations in foreign exchange rates or decreases in exports of steel, including decreases resulting from the imposition of significant export restrictions, could also have an impact on demand for steel, the volume of global steel production and steel production in North America, as well as affect scrap pricing and procurement costs. If the exchange rates for foreign currencies change materially in relation to the U.S. dollar, our financial position, results of operations, or cash flows may be materially affected.

An increase in our debt service obligations may materially adversely affect our earnings and available cash and could make it more difficult to refinance our existing debt.

Our credit facilities include a senior secured ABL facility, a senior secured term loan credit facility and a senior secured synthetic letter of credit facility. As of March 31, 2010, our gross availability under the senior secured ABL facility was $165.0 million and we had $22.3 million of borrowings outstanding, and under the senior secured synthetic letter of credit facility, $18.2 million face amount of letters of credit were issued. Our subsidiary, Tube City IMS Corporation, issued senior subordinated notes due February 1, 2015, which are unsecured obligations subordinated in right of payment to all of Tube City IMS Corporation’s and its subsidiaries’ existing and future senior indebtedness but senior in right of payment to any future subordinated obligations. In addition, in November 2008, we began issuing series 2008 promissory notes to affiliates of Onex, members of our board of directors, management team and certain other employees. As of March 31, 2010, the aggregate amount outstanding in respect of the senior subordinated notes and the series 2008 promissory notes was $223 million and $37.5 million, respectively. We intend to redeem in full the series 2008 promissory notes with a portion of the net proceeds of this offering. See “Management’s Discussion and Analysis of Financial Condition—Liquidity and Capital Resources—Indebtedness.”

To secure amounts outstanding under our credit facilities, substantially all of the assets of our operating subsidiaries are pledged as security to the lenders. We expect to be able to repay the balance of our indebtedness and meet our other obligations through cash generated from operations. However, we may need to obtain new credit arrangements and other sources of financing in order to meet our future obligations and working capital requirements and to fund our future capital expenditures. Our ability to repay our outstanding debt and to fund our capital expenditures and other obligations depends on our successful financial and operating performance. Our ability to refinance our outstanding debt depends not only on our successful financial and operating performance, but also on the availability of funds from credit markets. There is no assurance that we will be able to refinance our debt on terms similar to those of our existing facilities.

An increase in our debt service obligations could materially adversely affect our earnings. Our debt service obligations could increase as a result of an increase in the amount outstanding under our senior secured ABL facility. Our debt service obligations could also increase as a result of an increase in interest rates. In addition, our senior secured ABL facility contains a consolidated fixed charge coverage covenant pursuant to which our fixed charge coverage ratio is not permitted to be less than 1.0 to 1.0 during any period where our excess availability under this facility is less than $15.0 million. For a description of our outstanding indebtedness, see “Description of Indebtedness.”

The terms of our credit facilities and senior subordinated notes may restrict our current and future operations, particularly our ability to finance additional growth or take some strategic or operational actions.

Our credit facilities are secured by substantially all of the assets of our operating subsidiaries and contain, and any future refinancing or additional debt instruments likely would contain, significant operating and financial restrictions. In addition, the indenture governing the senior subordinated notes contains customary affirmative and negative covenants. These restrictions may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Among other things, the agreements limit our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	make loans and investments;

•	enter into sale and leaseback transactions;

•	incur liens;

•	declare or pay dividends or make other distributions, or repurchase or redeem capital stock or other equity interests;

•	make investments;

•	enter into transactions with affiliates;

•	sell assets or merge with or into other companies; and

•	make capital expenditures.

In addition, our future debt or other contracts could contain covenants more restrictive than those in our senior secured credit facilities. If we fail to satisfy our covenants, we will not be able to borrow under our senior secured credit facilities, and the lenders under our credit facilities could accelerate our debt and require immediate payment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.”

We expend significant funds and resources to embed ourselves at our customers’ sites, but we may not receive significant profits for a period of time following such efforts.

The development or expansion of our operations at our customer sites may involve a multi-year payback cycle. Depending on the scope of services that we provide, we could expend significant funds and resources in connection with newly-added sites or services before such efforts result in any significant profits. We refer to these funds as Growth Capital Expenditures. We continue to review possible opportunities for establishing operations at new customer sites that will generate additional profits, but those opportunities, particularly with respect to scrap handling, slag processing and surface conditioning also require significant Growth Capital Expenditures. For example, our cash flow used for capital additions in 2009 was $37.6 million, $23.2 million of which was used towards capital spending in connection with new contracts, agreements and arrangements or productivity improvements. While we typically make the bulk of our Growth Capital Expenditures after we enter into a final binding contract, we may make certain Growth Capital Expenditures during negotiations of the terms of a final binding contract and may not recover the Growth Capital Expenditures or realize any returns if no final contract is entered into.

Increases in costs of maintenance and repair of our equipment or increases in energy prices could increase our operating costs and reduce profitability.

We incur significant maintenance expenses and Maintenance Capital Expenditures in connection with maintaining, repairing and replacing our mobile heavy equipment, including steel slab carriers, large earth moving front-end loaders/track loaders, pot carriers, pallet carriers, hydraulic/cable cranes, large off-highway trucks, magnetic separating and processing plants, surface conditioning machines and other equipment. These costs vary from year to year, and if such costs were to be higher than anticipated we could be required to incur significant expenses and make significant Maintenance Capital Expenditures, which could have a material adverse affect on our operating income, cash flows and results of operation. In addition, worldwide political and economic conditions and extreme weather conditions, among other factors, may result in an increase in the volatility of energy costs, both on a macro basis and for us specifically. We consume approximately six to 10 million gallons of diesel fuel annually. To the extent that such costs cannot be passed to customers in the future on a timely basis or at all, whether as a result of contractual price adjustment mechanisms or otherwise, operating income and results of operations may be materially adversely affected.

Higher than expected claims under our self-insured health plans, under which we retain a portion of the risk, and our large deductible workers’ compensation program could adversely impact our results of operations and cash flows.

We self-insure our employees’ health insurance using a third-party administrator to process and administer claims. We have stop-loss coverage through an insurer that covers claim payments exceeding $160,000 per employee per year subject to a yearly aggregate deductible of $140,000 and subject to a stated lifetime limit per employee of $2.0 million. We maintain accruals for unpaid claims and claims incurred but not reported based on internal analysis of claims experience and actuarial calculations.

We also insure our workers’ compensation obligations under our large deductible workers’ compensation program. Under this program, the maximum exposure per claim is $1.0 million and stop-loss coverage is maintained for amounts above this limit. The aggregate maximum exposure is limited to a percentage of payroll for each open policy. We accrue for this expense in amounts that include estimates for incurred but not reported claims, as well as estimates for the ultimate cost of all known claims. We do not have funds on deposit with any third-party insurance company administering self-funded retentions, but we do secure these obligation with letters of credit.

At March 31, 2010, we had recorded liabilities of $5.2 million related to both asserted and unasserted health insurance and workers’ compensation claims. If actual claims are higher than those projected by management, an increase to our reserves for health insurance and workers’ compensation claims may be required and would be recorded as a charge to income in the period in which the need for the change was determined. Conversely, if actual claims are lower than those projected by management, a decrease to our insurance reserves may be required and would be recorded as a reduction to expense in the period in which the need for the change was determined.

We are exposed to work stoppages and increased labor costs resulting from labor union activity among our employees and those of our customers.

As of March 31, 2010, approximately 51% of our North American hourly employees are covered by 29 collective bargaining agreements. Labor agreements with these unions expire periodically through April 2015. Approximately 9% of our North American hourly employees are covered by collective bargaining agreements that expire before December 31, 2010. Our negotiations of new labor agreements with our union employees are time-consuming and subject to many factors outside of our control, and we may not be successful in such negotiations. Each regularly scheduled negotiation of labor agreements may result in increased labor costs. If we are unable to negotiate new terms with our unionized labor successfully as their contracts become due, we could experience a work stoppage, which could materially adversely impact our results of operations or, in the worst case scenario, lead to the termination of contracts with one or more of our significant customers.

In addition, many of our customers have employees who are members of trade unions. Because our Service Revenue is primarily derived from steel mill production, a prolonged work stoppage or frequent work stoppages in our customers’ mills could cause a decline in production and a reduction in our revenue, profitability and cash flow.

We maintain strike interruption insurance coverage for certain of our sites to help protect us in the event of a labor stoppage by a customer’s union, but such insurance may not cover our losses or our losses may be in excess of our insurance coverage.

Our pension and other post-employment benefit plans are currently underfunded or unfunded and we have to make cash payments, which may reduce the cash available for our business.

As of December 31, 2009, the date the assets and liabilities of our plans were last actuarially computed, our U.S. pension plans were underfunded by a total of $5.2 million. We have made cash payments of approximately $2.4 million to the underfunded pension plans during the year ended December 31, 2009, which consists primarily of minimum contributions required by ERISA regulations and Canadian governmental authorities. The funded status of the plans may be adversely affected by the investment experience of the plans’ assets in both the United States and Canada, by any changes in the law either in the United States or Canada, and by changes in the statutory interest rates used by “tax-qualified” pension plans in the United States to calculate funding liability. Accordingly, if the performance of our plans’ assets does not meet our expectations, if there are changes to the U.S. Internal Revenue Service regulations or other applicable law or if other actuarial assumptions are modified, our future contributions to our underfunded pension plans could be higher than we expect.

In addition, we have contractual obligations pursuant to collective bargaining agreements to make payments for employees and could be required to provide additional benefits based on changes in participation in union defined benefit plans.

We also have certain post-employment benefit plans that provide health care benefits primarily to retired employees. The plans are not funded; we pay post-employment benefits as required for individual participants. During the year ended December 31, 2009, we paid $0.3 million of benefits under these plans and as of December 31, 2009, the date the liabilities were last actuarially computed, the plans’ liabilities totaled $5.5 million. If health care costs or other actuarial assumptions differ from our expectations, future benefit payments under these plans could be greater than anticipated.

Higher than expected claims that are in excess of the amount of our coverage under insurance policies would increase our costs.

While we maintain insurance policies to provide us with protection against a variety of contingencies, including general liability, workers’ compensation, property, automobile and directors and officers liability, we cannot assure you that the amount of such insurance will be sufficient to cover all liabilities we incur. If actual claims are in excess of the amount of insurance coverage that we have under these insurance policies, we would experience an increase in costs which could result in a material adverse effect on our business, financial condition, results of operations and cash flows.

Equipment failure or other events could cause business interruptions that could have a material adverse effect on our results of operations.

Our steel production support services depend on critical pieces of mobile heavy equipment, including steel slab carriers, large earth moving front-end loaders/track loaders, pot carriers, pallet carriers, hydraulic/cable cranes, large off-highway trucks, magnetic separating and processing plants, surface conditioning machines and other equipment. Such equipment may, on occasion, be out of service as a result of unanticipated failures, fires, explosions or adverse weather conditions. Due to the embedded nature of our operations, it may be expensive or impractical to relocate our assets and employees in the event of such service interruptions. In addition, unexpected equipment failures by our customers or our customers’ other vendors might result in temporary shutdowns or interruptions in their operations that, in turn, might result in reduction of the services we provide to these customers. We may also encounter business interruptions as a result of weather, blackouts and other catastrophic events. Because the significant majority of our Service Revenue and Revenue After Raw Materials Costs derives from volume of materials processed, business interruptions can have a material adverse effect on our results of operations.

Although we maintain business interruption insurance, any recovery under this insurance coverage may not fully offset the lost Revenue After Raw Materials Costs or increased costs that we may experience during the disruption of operations. In addition to the lost revenue that may not be recoverable through insurance, longer-term business disruption could result in a loss of customers. If this were to occur, future sales levels, and, therefore, our profitability could be materially adversely affected.

We are subject to acquisition risks. If we are not successful in integrating companies that we acquire or have acquired, we may not achieve the expected benefits and our profitability and cash flow could suffer. In addition, the cost of evaluating and pursuing acquisitions may not result in a corresponding benefit.

One of our growth strategies is to pursue strategic acquisitions and joint ventures, both domestically and internationally. Acquisition targets and joint ventures will be evaluated on their strategic fit with our business, their ability to be accretive to earnings and, with respect to international acquisitions, their potential to broaden our global footprint. As part of our international acquisition growth strategy, we acquired Auximetal, a sole-site provider of outsourced mill services to a steel mill outside of Marseille, France, in the first quarter of 2006, and we acquired Hanson Resource Management Limited (“Hanson”), a United Kingdom-based provider of industrial services to steel mills and other industrial enterprises, in the third quarter of 2008. In addition, in the first quarter of 2006, we purchased substantially all of the assets of U.S. Ferrous Trading, Inc., a bulk cargo raw materials procurement business.

We continue to consider strategic acquisitions and joint ventures, some of which may be larger than those previously completed and could be material to our business. Integrating acquisitions and joint ventures is often costly and may require significant attention from management. Delays or other operational or financial problems that interfere with our operations may result. If we fail to implement proper overall business controls for companies we acquire or fail to successfully integrate these acquired companies and joint ventures in our processes, our financial condition and results of operations could be materially adversely affected. In addition, it is possible that we may incur significant expenses in the evaluation and pursuit of potential acquisitions and joint ventures that may not be successfully completed. Other risks inherent in our acquisition and joint ventures strategy include diversion of management’s attention and resources, failure to retain key personnel and risks associated with unanticipated events or liabilities. In addition, in accordance with ASC Topic 350, Goodwill and Other Intangible Assets, we are required to evaluate goodwill for impairment at least annually or more frequently if events or circumstances exist that indicate that goodwill may be impaired. As a result of changes in circumstances after valuing assets in connection with acquisitions, we may be required to take write-downs of intangible assets, including goodwill, which could be significant.

Our business is subject to environmental regulations that could expose us to liability, increase our cost of operations and otherwise have a material adverse effect on our results of operations.

Our business and that of our customers and competitors are subject to extensive federal, state, local and foreign regulation related to the protection of the environment, including requirements concerning the handling, storage and disposal of hazardous materials and solid and hazardous wastes, air emissions, wastewater discharges, the investigation and cleanup of contaminated sites and occupational health and safety. We are heavily regulated and closely monitored by environmental agencies because of the high level of environmental risk associated with our operations and the operations of our customers. As a result, we have been involved from time to time in environmental regulatory or judicial proceedings. Certain of our operations may require permits for air emissions, wastewater discharges, or other environmental impacts. These permits may contain terms and conditions that impose limitations on our production levels and associated activities and periodically may be subject to modification, renewal and revocation by issuing authorities. If we are not in compliance with applicable environmental, health and safety requirements, or the permits required for our operations, or accidents or releases of hazardous materials occur in connection with our operations, we could be subject to material fines or penalties and, potentially, criminal sanctions, enforcement actions, compliance costs, third party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or interruptions or temporary shut downs of our operations which could have a material adverse effect on us. Although we maintain contractors’ pollution liability insurance, we cannot assure you that the amount of such insurance will be sufficient to cover all liabilities we may incur.

Environmental laws regarding clean-up of contamination such as the federal Superfund law, in certain circumstances, impose joint and several liability, for the cost of investigation or remediation of contaminated sites upon the current site owners, the site owners and operators at the time the contamination occurred, and upon parties who sent waste to the facility for treatment or disposal, regardless of the lawfulness of the activity giving rise to the contamination. Such laws may expose us to liability for conditions caused by others or by our acts that were in compliance with all applicable laws at the time such acts were performed, including environmental conditions arising with respect to premises we no longer occupy. We may incur significant liabilities under cleanup laws and regulations in connection with environmental conditions currently unknown to us relating to our existing, prior, or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired.

In addition, environmental, health and safety laws and regulations applicable to our business and the interpretation or enforcement of these laws and regulations, are constantly evolving. Should environmental laws and regulations, or their interpretation or enforcement, become more stringent, our costs could increase, which may have a material adverse effect on our business, financial condition and results of operations.

Further, we generate revenue from the sale of slag as aggregate for use in applications such as cement production, road construction, ballast, fill and agricultural applications. If applicable environmental laws or regulations prohibited the use of slag for these purposes, we could lose all or part of this revenue stream. See “Business—Regulatory Considerations—Environmental, Safety and Quality Matters.”

Failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act, which generally prohibits U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some we may work with, may not be subject to these prohibitions. While we maintain policies that require compliance with these rules, we cannot assure you that our employees, agents or other business partners will not engage in such conduct for which we might be held responsible. If our employees, agents or other business partners are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We may see increased costs arising from health care reform.

In March 2010, Congress passed, and the President signed, the Patient Protection and Affordable Care Act. This legislation may have a significant impact on health care providers, insurers and others associated with the health care industry. We are currently evaluating the impact of this comprehensive legislation on our self-insured health plans and our business, financial condition and results of operations. Federal and state governments may propose additional health care initiatives and revisions to the health care and health insurance systems. It is uncertain what legislative programs, if any, will be adopted in the future, what action Congress or state legislatures may take regarding other health care reform proposals or legislation, or what the effect any such legislative programs or actions may have on our business, financial condition and results of operations.

Rapidly growing supply in China and other developing economies may grow faster than demand in those economies, which may result in additional excess worldwide capacity and falling steel prices.

Over the last several years, steel consumption in China and other developing economies has increased at a rapid pace. Steel companies have responded by rapidly increasing steel production capability in those countries and published reports state that further capacity increases are likely. Because China is now the largest worldwide steel producer by a significant margin, any excess Chinese supply could have a major impact on world steel trade and prices if this excess production is exported to other markets. Since the Chinese steel industry is largely government owned, it has not been as adversely impacted by the current global recession, and it can make production and sales decisions for non-market reasons. Falling steel prices impact our customers’ profitability and financial position.

A downgrade in our credit ratings could make it more difficult for us to raise capital and would increase the cost of raising capital.

If one or more of the major ratings agencies were to downgrade the ratings assigned to our outstanding debt, our ability to raise capital would become more difficult, our cost of raising capital would increase, the terms of any future borrowings by us would be affected, the terms under which we purchase goods and services might be affected, and our ability to take advantage of potential business opportunities would be impaired.

We face significant competition in the markets we serve.

The global outsourced steel services industry is highly competitive. Competition is based largely upon service quality, price, past experience, safety and environmental record and reputation. Certain of our competitors are companies or divisions or operating units of large companies that have greater financial and other resources than we do, and a potential customer could view that as an advantage for such a competitor. In North America, primary direct competitors include: Harsco Corporation, through its Harsco Metals division; Edward C. Levy Co.; Nucor Corporation, through its acquisition of the David J. Joseph Company; Stein Steel Mill Services, Inc.; Philip Services Corporation; Sims Metal Management and Phoenix Services, LLC, although most of our service categories include additional competitors. In Europe, Latin America and Asia, competitors include Harsco Metals, Phoenix Services, LLC, Edward C. Levy, BIS, Sims Metal Management, TSR Recycling and numerous regional service providers, including Gagneraud Industries SAS, Ortec Group, Getim, Recmix Belgium, DSU, Techint Group and Egon Evertz KG. In order to maintain competitiveness, we may be required to reduce our prices or make other concessions. Such actions could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we also compete with the internal steel production support service capabilities of some of our customers, and, in some cases, customers have replaced our services with internally provided support services. As a result, we may not be able to retain or renew our existing contracts, and we may not be able to continue to compete successfully with existing or new competitors. Any such failure could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to sustain our competitive advantages in the future.

We believe that our market advantage is based on our unique ability to provide a combination of leading levels of service, safety, cost-efficiency and technologically advanced products such as our Scrap OptiMiser® and GenBlend® software packages. However, there can be no guarantee that we can maintain our competitive advantage in these areas. Our significant competitors, such as other full-service providers of outsourced industrial services to steel mills and the in-house service capabilities of our customers, have the potential to offer a similar suite of services or improve service levels. From time to time, small, local steel service businesses may receive expansion financing and attempt to compete with us, particularly on the basis of price. In addition, as new methods of scrap optimization are developed or new technologies gain increased market acceptance, we may find ourselves competing with more technologically sophisticated market participants. It is also possible that new competitors or alliances among existing and new competitors may emerge and rapidly acquire significant market share. Any of the foregoing may make it more difficult for us to compete effectively by reducing our revenues, profit margins and market share. Furthermore, loss of potential customers resulting from our failure to compete effectively may materially adversely affect our financial condition, results of operations and cash flows.

Future conditions might require us to make substantial write-downs in our assets, including requiring us to incur goodwill impairment charges, which would materially adversely affect our balance sheet and results of operations.

Periodically, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In addition, we review goodwill and other intangibles not subject to amortization for impairment annually, or when events or circumstances indicate that it is more likely than not that the fair value of a reporting unit could be lower than its carrying value. Changes in economic or operating conditions impacting our estimates and assumptions could result in the impairment of our goodwill or long-lived assets. In the event that we determine our goodwill or long-lived assets are impaired, we may be required to record a significant charge to earnings in our financial statements that could have a material adverse effect on our results of operations. During the second quarter of 2009, we revised our long-term forecast due to significant changes in expectations at two new customer sites with an existing customer where we had anticipated entering into final binding contracts but the expected contracts were not finalized. The resulting significant changes in expectations triggered the requirement to conduct a goodwill impairment test in advance of the annual evaluation date of October 1. We determined that the fair value of the net assets of the segment exceeded the fair value of the segment, and we therefore recorded an estimated impairment charge of $55.0 million. We continue to evaluate goodwill annually or if events or circumstances indicate that an impairment loss may have been incurred. If conditions in our business environment were to deteriorate, we may determine that certain of our assets were impaired, and we would be required to write off all or a portion of our costs for such assets. Any such significant write-offs or other impairment changes in the future could materially adversely affect our balance sheet and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies—Goodwill and Intangible Assets” and Note 12, Goodwill and Identifiable Intangible Assets to our consolidated financial statements included elsewhere in this prospectus.

We may be subject to potential asbestos-related and other liabilities associated with former businesses.

We and our former subsidiaries have been and may in the future be subject to asbestos-related personal injury claims relating to our predecessors, some as old as 100 years, and lines of business that we no longer own or operate, including liability related to subsidiaries that we have sold or spun off. Although we have various indemnities, contractual protections, insurance coverage and legal defenses with respect to asbestos-related claims related to our predecessors and former lines of business, we may incur material liability in connection with such claims if the indemnities and contractual protections fail, if our insurance coverage is exhausted or if a court does not recognize our legal defenses. The discovery of material liabilities relating to predecessors or former lines of business could have a material adverse effect on our business, financial condition or future prospects.

Certain of our operations are dependent on access to freight transportation.

We rely on freight transportation to perform certain aspects of our business, and we could be unfavorably impacted by factors affecting transportation, including, but not limited to, the following:

•	Our inability to transport material on commercially reasonable terms if the preferred modes of transportation (i.e., barges, vessels, trucks, rail cars, etc.) are unavailable or uneconomical; and

•	We may incur demurrage or similar charges, which could be substantial in the event of a delay in loading cargo when scheduled.

If we did not have access to freight transportation on reasonable terms, our ability to operate our business could be materially adversely affected.

Our tax liabilities may substantially increase if the tax laws and regulations in the jurisdictions in which we operate change or become subject to adverse interpretations or inconsistent enforcement.

Taxes payable by companies in many of the countries in which we operate are substantial and include value added tax, excise duties, taxes on income (including profits and capital gains), payroll-related taxes, property taxes and other taxes. Tax laws and regulations in some of these jurisdictions may be subject to frequent change, varying interpretation and inconsistent enforcement. In addition, many of the jurisdictions in which we operate have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on our results of operations and financial condition. It is possible that taxing authorities in the jurisdictions in which we operate will introduce additional revenue raising measures. The introduction of any such provisions may affect our overall tax efficiency and could result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on our results of operations and financial condition. We may face a significant increase in income taxes if tax rates increase or the tax laws or regulations in the jurisdictions in which we operate or treaties between those jurisdictions are modified in an adverse manner. This may materially adversely affect our cash flows, liquidity and ability to pay dividends.

Increased use of materials other than steel may have a material adverse effect on our business.

In many applications, steel competes with other materials, such as aluminum, cement, composites, glass, plastic and wood. Increased use of these materials in substitution for steel products could have a material adverse effect on prices and demand for our customers’ products. For example, U.S. Congress has raised the Corporate Average Fuel Economy (CAFE) mileage requirements for new cars and light trucks produced beginning in 2011. Automobile producers may reduce the steel content of cars and trucks to reduce their weight and help achieve the new Corporate Average Fuel Economy standards, reducing demand for steel or resulting in an over-supply in the United States.

Regulation of greenhouse gas emissions and climate change may materially adversely affect our operations and markets.

A number of governmental authorities and international bodies have introduced, implemented or are contemplating legislation or regulation in response to the potential impacts of greenhouse gas emissions or climate change. These legislations and regulations have, and may in the future, result in increasing regulation of greenhouse gas emissions, including the introduction of carbon emissions trading mechanisms, in jurisdictions in which we operate. These initiatives may result in increased future energy and compliance costs. These initiatives may be either voluntary or mandatory and may impact our operations directly or through our suppliers or customers. The additional costs to our suppliers could be passed along to us in the form of higher cost products and services and our customers could be forced to reduce or cease production at certain customer sites if regulatory costs made such operations uneconomic. Assessments of the potential impact of future climate change regulation are uncertain, given the wide scope of potential regulatory change in countries in which we operate. In addition, the potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances. These effects may materially adversely impact the cost, production and financial performance of our operations.

If we fail to protect our intellectual property and proprietary rights adequately or infringe the intellectual property of others, our business could be materially adversely affected.

We seek to protect our intellectual property through trade secrets, confidentiality, non-compete and nondisclosure agreements and other measures, some of which afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or to obtain and use information that is proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar or superior technology or design around our intellectual property. Our failure to protect adequately our intellectual property and proprietary rights could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be sued for infringing the intellectual property rights of others or be subject to litigation based on allegations of infringement or other violations of intellectual property rights. Regardless of merits, intellectual property claims are often time-consuming and expensive to litigate and settle. In addition, to the extent claims against us are successful, we may have to pay substantive monetary damages or discontinue any of our products, services or practices that are found to be in violation of another party’s rights. We also may have to seek a license and make royalty payments to continue offering our products and services or following such practices, which may significantly increase our operating expense.

Risks Relating to the Offering and Ownership of Our Class A Common Stock

Public investors will experience immediate and substantial dilution as a result of this offering.

If you purchase shares of our class A common stock in this offering, you will immediately experience substantial dilution in net tangible book value. The initial public offering price of our class A common stock will be substantially higher than the net tangible book value per share of our class A common stock immediately following this offering. Therefore, if you purchase class A common stock in this offering, you will experience immediate and substantial dilution of your investment. Based upon the issuance and sale of                  shares of class A common stock by us at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus), you will incur immediate dilution of approximately $             in the net tangible book value per share if you purchase shares of our class A common stock in this offering. In addition, we may raise additional capital through public or private equity or debt offerings, subject to market conditions. To the extent that we raise additional capital through the sale of equity or convertible debt securities, you will experience further dilution.

In addition, following the offering, approximately                  shares of our class A common stock will be issuable upon the exercise of outstanding stock options. To the extent that these options are exercised, you will experience further dilution. For further information, see the “Dilution” and “Compensation Discussion and Analysis” sections of this prospectus.

After the expiration of certain resale restrictions, a significant portion of our outstanding shares of class A common stock may be sold into the market, which could adversely affect our stock price.

Sales of a substantial number of shares of our class A common stock in the public market could occur at any time following this offering, subject to certain securities law restrictions and the terms of contractual lock-up agreements. Sales of shares of our class A common stock, or the perception in the market that the holders of a large number of shares of class A common stock intend to sell shares, could reduce our stock price. Upon consummation of this offering, we will have outstanding                  shares of class A common stock. Of these shares, the shares of class A common stock offered hereby will be freely tradable without restriction in the public market, unless purchased by our affiliates. Upon completion of this offering, our existing stockholders will beneficially own                  shares of our common stock (                 shares if the underwriters exercise in full their option to purchase additional shares from us and the selling stockholders), which will represent approximately         % of our outstanding common stock (        % if the underwriters exercise in full their option to purchase additional shares from us and the selling stockholders). Immediately following the closing of this offering, the holders of approximately                  shares of common stock (                 shares if the underwriters exercise in full their option to purchase additional shares from us and the selling stockholders) will be entitled to dispose of their shares pursuant to the holding period, volume and other restrictions of Rule 144 under the

Securities Act of 1933, or Securities Act, and following the expiration of the 180-day underwriter “lock-up” period. Merrill, Lynch, Pierce, Fenner & Smith Incorporated is entitled to waive the underwriter lock-up provisions at its discretion prior to the expiration dates of such lock-up agreements. If certain of our existing stockholders were to sell a substantial portion of the shares they hold, our stock price could decline. See “Underwriting” and the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.

Our stock price may be volatile, and you may be unable to resell your shares at or above the initial public offering price or at all.

The initial public offering price for our shares was determined through negotiations between us and the underwriters and may not be indicative of the market prices that will prevail in the trading market. Our stock price may decline below the initial offering price, and you may not be able to sell your shares of our class A common stock at or above the price you paid in this offering, or at all. Our stock price could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated variations in our operating results from quarter to quarter;

•	actual or anticipated variations in our operating results from the expectations of securities analysts and investors;

•	actual or anticipated variations in our operating results from our competitors;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of class A common stock or other securities by us or our stockholders in the future;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	departures of key executives or directors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financing efforts or capital commitments;

•	delays or other changes in our expansion plans;

•	involvement in litigation or governmental investigations;

•	stock price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	general market conditions in our industry and the industries of our customers;

•	general economic and stock market conditions;

•	regulatory or political developments; and

•	terrorist attacks or natural disasters.

Furthermore, the capital markets have recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact our stock price. Trading price fluctuations may also make it more difficult for us to use our class A common stock as a means to make acquisitions or to use options to purchase our class A common stock to attract and retain employees. If our stock price after this offering does not exceed the initial public offering price, you may not realize any return on your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could materially adversely affect our business, results of operations and financial position.

No public market currently exists for our class A common stock, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our class A common stock. Although we intend to apply to have our class A common stock listed on the NYSE, an active public trading market for our class A common stock may not develop or be sustained after this offering. The lack of an active market may impede your ability to sell your shares at the time you wish to sell them, at a price that you consider reasonable or at all. The lack of an active market also may reduce our stock price and impede our ability to acquire other companies using our shares as consideration.

Our stock price and trading volume could decline if securities or industry analysts do not publish research or reports about our business or if they publish misleading or unfavorable research or reports about our business.

The trading market for our class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts commence coverage of our class A common stock, the trading price and liquidity for our shares could be adversely impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes misleading or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases to cover us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

Because we do not intend to pay dividends on our class A common stock, you will benefit from an investment in our common stock only if it appreciates in value.

We do not anticipate paying any dividends to our stockholders for the foreseeable future. The agreements governing the indebtedness of our operating subsidiaries also restrict our ability to pay dividends. Accordingly, you may need to sell your class A common stock in order to generate cash flow from your investment. If our stock price after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations and financial condition, restrictions imposed by applicable law and contracts to which we are a party and other factors our board of directors deems relevant. Investors seeking cash dividends should not invest in our class A common stock.

We will have broad discretion in applying the net proceeds of this offering, and we may not use those proceeds in ways that will enhance the market value of our common stock.

Our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree or which do not increase the value of your investment. We intend to use our net proceeds from this offering for the redemption in full of our series 2008 promissory notes and for general corporate purposes, which may include the acquisition of other businesses, products or technologies. We have not allocated these net proceeds for any specific purposes. Our management may not be able to yield a significant return, if any, on any investment of these net proceeds. We will not receive any of the proceeds from the sale of the shares of our class A common stock by the selling stockholders.

We will incur increased costs and our management will face increased demands as a result of operating as a company with public equity.

As a company with public equity, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as related rules implemented by the SEC, NYSE and FINRA, impose various requirements on companies with public equity. As a public company, we will be required to:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and NYSE and FINRA rules;

•	create or expand the roles and duties of our board of directors and committees of the board;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	supplement our internal accounting and auditing function;

•	enhance and formalize closing procedures at the end of our accounting periods;

•	enhance our investor relations function;

•	establish new or enhanced internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

Our management and other personnel will need to devote a substantial amount of time to these compliance matters. Also, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly than would be the case for a private company. For example, we expect these rules and regulations to make it more expensive for us to maintain director and officer liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

In addition, as a result of becoming a public company, we will be subject to financial reporting and other requirements that will be burdensome and costly. We may not timely complete our analysis of these reporting requirements, which could adversely affect investor confidence in our company and, as a result, the value of our common stock. If we fail to implement these reporting requirements, our ability to report our results of operations on a timely and accurate basis could be impaired.

Delaware law, our charter documents and our debt documents may impede or discourage a takeover, which could adversely affect our stock price.

Our certificate of incorporation and bylaws have provisions that could discourage potential takeover attempts and make attempts by stockholders to change management more difficult, including the following:

•

our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued preferred stock, without any vote or action by our stockholders; and

•	stockholders are denied the right to cumulate votes in the election of directors because our certificate of incorporation does not expressly permit cumulative voting.

In addition, our revolving credit facility and senior notes contain covenants that may impede, discourage or prevent a takeover of us. For instance, upon a change of control of us, we may be required to repurchase all of our outstanding senior notes and we would default on our revolving credit facility. As a result, a potential takeover may not occur unless sufficient funds are available to repay our outstanding debt.

These provisions of our charter documents, the Delaware General Corporation Law and our debt documents, alone or together, could delay or deter hostile takeovers and changes of control or changes in our management. Any provision of our amended and restated certificate of incorporation, bylaws or the Delaware General Corporation Law or our debt documents that has the effect of delaying or deterring a change of control could limit the opportunity for our stockholders to receive a premium for their shares of our class A common stock. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect our stock price if they are viewed as discouraging takeover attempts in the future.

We are a “controlled company,” controlled by a control group, whose interests in our business may be different from yours.

We are a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain NYSE corporate governance requirements.

Upon completion of this offering, Onex and its affiliates will own approximately              shares of our class B common stock. Our class A common stock has one vote per share, while our class B common stock has ten votes per share on all matters to be voted on by our stockholders. Upon completion of this offering, Onex and its affiliates will control approximately     % of the combined voting power of our outstanding class A common stock and class B common stock (    % if the underwriters exercise in full their option to purchase additional shares). As a result, Onex and its affiliates will, for the foreseeable future, have significant influence over our management and affairs, and will be able to control virtually all matters requiring stockholder approval, including the election and removal of directors, the adoption or amendment of our certificate of incorporation and bylaws, possible mergers, corporate control contests and significant corporate transactions. The directors so elected will have the authority, subject to the terms of our indebtedness and the rules and regulations of the NYSE, to appoint or replace our senior management, cause us to issue additional shares of our class A common stock or repurchase class A common stock, declare dividends or take other actions. Onex and its affiliates may make decisions regarding our company and business that are opposed to other stockholders’ interests or with which they disagree. Onex and its affiliates may also delay or prevent a change of control of us, even if that change of control would benefit our stockholders, which could deprive you of the opportunity to receive a premium for your class A common stock. The significant concentration of stock ownership and voting power may adversely affect the trading price of our class A common stock due to investors’ perception that conflicts of interest may exist or arise. To the extent that the interests of our public stockholders are harmed by the actions of Onex and its affiliates, the price of our class A common stock may be harmed. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation. For information regarding the ownership of our outstanding stock, please see the section titled “Principal and Selling Stockholders” and “Description of Capital Stock.”

Additionally, Onex is in the business of making investments in companies and may from time to time in the future acquire controlling interests in businesses that complement or directly or indirectly compete with certain portions of our business. Further, if Onex pursues such acquisitions in our industry, those acquisition opportunities may not be available to us. We urge you to read the discussions under the headings “Principal and Selling Stockholders” and “Certain Relationships and Related Transactions” for further information about the equity interests held by Onex and its affiliates and members of our senior management.

Because our board of directors is not required to consist of a majority of independent directors, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. Onex may have a controlling influence over our board, and the interests of Onex may conflict with the interests of our other stockholders.

Because Onex and its affiliates will own class B common stock representing more than 50% of our voting power after giving effect to this offering, we are considered a “controlled company” for the purposes of the NYSE listing requirements. As such, we are permitted to, and have, opted out of the corporate governance requirements that our board of directors and our compensation committee meet the standard of independence established by the NYSE. As a result, our board of directors and compensation committee may have more directors who do not meet the NYSE independence standards than they would if those standards were to apply. In particular, although our current board includes certain “independent directors,” so long as we are a “controlled company,” we will be exempt from the NYSE rule that requires that a board be comprised of a majority of “independent directors.” As a result, Onex may have a controlling influence over our board, as Onex has sufficient voting power to elect the entire board, and our certificate of incorporation permits stockholders to remove directors at any time with or without cause. In addition, although we have established a nominating and corporate governance committee, we have opted out of the NYSE’s requirement that such committee contain independent directors. You will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE, and circumstances may occur in which the interests of Onex and its affiliates could conflict with the interests of our other stockholders.

FORWARD-LOOKING STATEMENTS

This prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements relating to our business and financial outlook that are based on our current expectations, estimates, forecasts and projections. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue” or other comparable terminology. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions. Actual outcomes and results may differ materially from those expressed in these forward-looking statements. You should not place undue reliance on any of these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any such statement to reflect new information, or the occurrence of future events or changes in circumstances.

Many factors could cause actual results to differ materially from those indicated by the forward-looking statements or could contribute to such differences including:

•

North American and global steel production volumes and demand for steel are impacted by regional and global economic conditions and by conditions in our key end-markets, including automotive, consumer appliance, general industrial and construction markets;

•	we rely on a number of significant customers and contracts, the loss of any of which could have a material adverse effect on our results of operations;

•	some of our operations are subject to market price and inventory risk arising from changes in commodity prices;

•	if we fail to make accurate estimates in bidding for long-term contracts, our profitability and cash flow could be materially adversely affected;

•	operating in various international jurisdictions subjects us to a variety of risks;

•	our international expansion strategy may be difficult to implement and may not be successful;

•

our business involves a number of personal injury and other operating risks, and our failure to properly manage these risks could result in liabilities not fully covered by insurance and loss of future business and could have a material adverse effect on results of operations;

•

we are subject to concentrated credit risk and we could become subject to constraints on our ability to fund our planned capital investments and/or maintain adequate levels of liquidity and working capital under our senior secured ABL facility as a result of concentrated credit risk, declines in raw material selling prices or declines in steel production volumes;

•

if we experience delays between the time we procure raw materials and the time we sell them, we could become subject to constraints on our ability to maintain adequate levels of liquidity and working capital;

•	our estimates of future production volumes may not result in actual revenue or translate into profits;

•	counterparties to agreements with us may not perform their obligations;

•	exchange rate fluctuations or decreases in exports of steel may materially adversely impact our business;

•	an increase in our debt service obligations may materially adversely affect our earnings and available cash and could make it more difficult to refinance our existing debt;

•

the terms of our credit facilities and senior subordinated notes may restrict our current and future operations, particularly our ability to finance additional growth or take some strategic or operational actions;

•	we expend significant funds and resources to embed ourselves at our customers’ sites, but we may not receive significant profits for a period of time following such efforts;

•	increases in costs of maintenance and repair of our equipment or increases in energy prices could increase our operating costs and reduce profitability;

•

higher than expected claims under our self-insured health plans, under which we retain a portion of the risk, and our large deductible workers’ compensation program could materially adversely impact our results of operations and cash flows;

•	we are exposed to work stoppages and increased labor costs resulting from labor union activity among our employees and those of our customers;

•	our pension and other post-employment benefit plans are currently underfunded or unfunded and we have to make cash payments, which may reduce the cash available for our business;

•	higher than expected claims that are in excess of the amount of our coverage under insurance policies would increase our costs;

•	equipment failure or other events could cause business interruptions that could have a material adverse effect on our results of operations;

•

we are subject to acquisition risks. If we are not successful in integrating companies that we acquire or have acquired, we may not achieve the expected benefits and our profitability and cash flow could suffer. In addition, the cost of evaluating and pursuing acquisitions may not result in a corresponding benefit;

•	our business is subject to environmental regulations that could expose us to liability, increase our cost of operations and otherwise have a material adverse effect on our results of operations;

•	failure to comply with the U.S. Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences;

•	we may see increased costs arising from health care reform;

•	rapidly growing supply in China and other developing economies may grow faster than demand in those economies, which may result in additional excess worldwide capacity and falling steel prices;

•	a downgrade in our credit ratings could make it more difficult for us to raise capital and would increase the cost of raising capital;

•	we face significant competition in the markets we serve;

•	we may not be able to sustain our competitive advantages in the future;

•	the future success of our business depends on retaining existing and attracting new key personnel;

•

future conditions might require us to make substantial write-downs in our assets, including requiring us to incur goodwill impairment charges, which could materially adversely affect our balance sheet and results of operations;

•	we may be subject to potential asbestos-related and other liabilities associated with former businesses;

•	certain of our operations are dependent on access to freight transportation;

•	our tax liabilities may substantially increase if the tax laws and regulations in the jurisdictions in which we operate change or become subject to adverse interpretations or inconsistent enforcement;

•	increased use of materials other than steel may have a material adverse effect on our business;

•	regulation of greenhouse gas emissions and climate change issues may materially adversely affect our operations and markets; and

•	if we fail to protect our intellectual property and proprietary rights adequately or infringe the intellectual property of others, our business could be materially adversely affected.

You should review this prospectus carefully, including the section captioned “Risk Factors,” for a more complete discussion of the risks of an investment in our class A common stock.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of              shares of class A common stock in this offering will be approximately $             million to us and approximately $             million to the selling stockholders, based upon an assumed initial public offering price of $             per share (the mid-point of the range set forth on the cover page of this prospectus) and after paying underwriting discounts and commissions and other estimated expenses of the offering. We will not receive any of the proceeds from the sale of shares by the selling stockholders to the underwriters.

We intend to use the net proceeds of this offering as follows:

•

$             million to redeem in full our series 2008 promissory notes, which had an outstanding principal balance of $37.5 million as of March 31, 2010, which currently bears pay-in-kind interest at a rate of 17.5% per annum and which mature November 26, 2020. See “Description of Indebtedness;” and

•	the remainder for general corporate purposes, including capital expenditures and working capital.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, respectively, the proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have not declared or paid dividends on our common stock since our incorporation in October 2006, and we do not anticipate declaring or paying any dividends to our stockholders in the foreseeable future. In addition, our ability to pay dividends is restricted by certain covenants contained in the agreements governing our subsidiaries’ senior secured asset-based loan, senior secured term loan and senior subordinated notes and may be further restricted by any future indebtedness that we incur.

Our business is conducted through our subsidiaries. Dividends from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries.

SHARE RECAPITALIZATION

Prior to or in connection with the offering, we will have completed a share recapitalization, referred to herein as the “Share Recapitalization,” which involves:

•

the creation of two classes of common stock by amending our certificate of incorporation, and the recapitalization of all              of our shares of common stock then outstanding into              shares of class B common stock, which was effective as of             , 2010;

•	a -for-one split of shares of our class B common stock, which was effective on , 2010; and

•	the conversion of all outstanding shares of our class A preferred stock into shares of our class B common stock concurrently with the completion of this offering.

The              shares of our class B common stock issuable upon conversion of our class A preferred stock assumes a conversion date of             , 2010 and a conversion price of $             (which is the mid-point of the price range set forth on the front cover page of this prospectus). Concurrently with this initial public offering, each share of our class A preferred stock will convert into the number of shares of class B common stock equal to the liquidation value of such share of class A preferred stock at the time of conversion, plus accrued dividends, divided by the public offering price per share of class A common stock in this offering. A $1.00 increase in the assumed initial public offering price of $             per share would decrease the number of shares of class B common stock issuable upon the conversion of the class A preferred stock by approximately             shares, and a $1.00 decrease in the assumed initial public offering price would increase the number of shares of class B common stock issuable upon the conversion of the class A preferred stock by approximately             shares.

Each share of our class B common stock is convertible into one share of class A common stock at the option of the holder. Each share of our class B common stock will be convertible automatically into a share of our class A common stock upon a transfer thereof to any person other than the holders of our class B common stock on the date of the consummation of this offering or their respective affiliates. Our class A common stock and class B common stock vote as a single class on all matters, except as otherwise provided in our restated certificate of incorporation or as required by law, with each share of class A common stock entitling its holder to one vote and, prior to the Transition Date (as defined below), each share of class B common stock entitling its holder to ten votes. If the Transition Date occurs, the number of votes per share of class B common stock will be reduced automatically to one vote per share. The “Transition Date” will occur when the total number of outstanding shares of class B common stock is less than 10% of the total number of shares of class A common stock and class B common stock outstanding. See “Description of Capital Stock.”

After giving effect to this offering, holders of our class B common stock will control             % of the combined voting power of our outstanding common stock. See “Principal and Selling Stockholders” and “Description of Capital Stock.”

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2010:

•	on an actual basis; and

•

on a pro forma as adjusted basis to give effect to: (1) our Share Recapitalization; (2) the sale of shares of our class A common stock offered by us in this offering, in each case, at an assumed initial public offering price of $             per share (the mid-point of the price range set forth on the front cover page of this prospectus) and after paying the underwriting discount and commissions and other estimated expenses of the offering, and the application of the net proceeds therefrom as described under “Use of Proceeds;” and (3) the conversion of our class A preferred stock into                  shares of our class B common stock concurrently with this offering.

	As of March 31, 2010
	Actual	Pro Forma As Adjusted
	(unaudited)
	(dollars in thousands)
Cash and cash equivalents	$8,849

Revolving borrowings
Senior secured ABL facility (1)	22,300
Other revolving borrowings	386

Total revolving borrowings	22,686

Current maturities of long-term debt	3,712

Long-term debt
Senior secured term loan credit facility	158,400
Senior subordinated notes	223,000
Indebtedness to related parties (2)	37,499
Capital lease obligations and other	1,112

Total long-term debt, including capital lease obligations	420,011

Total debt	446,409
Redeemable preferred stock
Preferred stock, shares authorized, with class A convertible shares and class B shares
Class A, $0.001 par value, shares, issued and outstanding actual, liquidation preference of $279,480 at March 31, 2010; no shares outstanding pro forma as adjusted	279,480
Class B, $0.001 par value, no shares issued and outstanding, at March 31, 2010 actual or pro forma as adjusted	—
Preferred stock, $0.001 par value; Authorized— shares Issued and outstanding—no shares at March 31, 2010 actual and pro forma as adjusted	—

Total redeemable preferred stock	279,480
Stockholders’ equity (deficit)
Common stock, $0.001 par value; Authorized—50,000 shares Issued and outstanding—23,837 shares at March 31, 2010 actual; no shares pro forma as adjusted	—
Class A common stock, $0.001 par value; Authorized— shares Issued and outstanding—no shares at March 31, 2010 actual; shares pro forma as adjusted	—
Class B common stock, $0.001 par value; Authorized— shares Issued and outstanding— no shares at March 31, 2010 actual; shares pro forma as adjusted	—
Capital in excess of par value	—
Accumulated deficit	(158,170)
Accumulated other comprehensive income (loss)	(3,317)

Total stockholders’ equity (deficit)	(161,487)

Total capitalization	$564,402

(1)	As of March 31, 2010, we had $142.7 million of availability under our $165.0 million senior secured ABL facility.
(2)	Consists of our series 2008 promissory notes issued to Onex, our senior management team, certain members of our board of directors and other employees. See “Description of Indebtedness—Indebtedness to Related Parties.”

You should read this table in conjunction with “Use of Proceeds,” “Share Recapitalization,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes to the consolidated financial statements included elsewhere in this prospectus.

We expect that a $1.00 increase or decrease in the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the front cover page of this prospectus) would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our class A common stock in this offering, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our class A common stock and the net tangible book value per share of our common stock after this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book value as of March 31, 2010 was a deficit of $297.9 million, or $     per share, not taking into account the conversion of our outstanding class A preferred stock into class B common stock. Our net tangible book value per share is equal to the sum of our total assets of $895.2 million less intangible assets of $415.9 million less total liabilities of $777.2 million, divided by the number of shares of our common stock outstanding. Assuming the completion of this offering on                 , 2010, and a conversion price of $     (the mid-point of the price range set forth on the front cover page of this prospectus), our class A preferred stock will convert into      shares of our class B common stock concurrently with this offering. After taking into account the automatic conversion of all of our outstanding shares of class A preferred stock into class B common stock concurrently with the completion of this offering, our net tangible book value per share of our class A common stock and class B common stock, taken together, as of March 31, 2010 was approximately $     per share. See “Prospectus Summary—The Offering,” “Share Recapitalization,” and “Description of Capital Stock” for a description of the conversion of our class A preferred stock.

Dilution in net tangible book value per share represents the difference between the amount paid by investors in this offering and the net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the conversion of all of our class A preferred stock and the receipt and our intended use of approximately $     million of estimated net proceeds from our sale of      shares of class A common stock in this offering at an assumed initial public offering price of $     per share, the mid-point of the price range set forth on the front cover page of this prospectus, our net tangible book value as of March 31, 2010 would have been approximately $     million, or $     per share. This represents an immediate increase in net tangible book value of $     per share to existing stockholders and an immediate dilution of $     per share to new investors purchasing shares of class A common stock in this offering. The following table illustrates this substantial and immediate dilution to new investors on a per share basis:

Expenses	Amount
Assumed initial public offering price per share	$
Net tangible book value per share as of March 31, 2010, after conversion of series A convertible preferred stock

Increase in net tangible book value per share attributable to new investors

Adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

A $1.00 increase or decrease in the assumed initial public offering price of $     per share (the mid-point of the price range set forth on the front cover page of this prospectus) would increase or decrease, respectively, our net tangible book value by $    , the net tangible book value per share after this offering by $     and the dilution per share to new investors by $    , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2010, the weighted average price per share paid by existing stockholders and by new investors who purchase shares of class A common stock in this offering at the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the front cover page of this prospectus) after giving effect to:

•	our Share Recapitalization;

•	this offering;

•	the conversion of all of our class A preferred stock into class B common stock;

•	the total number of shares of class A common stock purchased from us in this offering; and

•	the total consideration paid to us before deducting underwriting discounts and commissions of $ and estimated offering expenses of approximately $ .

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Assuming no exercise of the overallotment option:
Existing stockholders		%	$	%	$
New investors
Total		100.0%		100.0%
Assuming full exercise of the overallotment option:
Existing stockholders		%	$	%	$
New investors
Total		100.0%		100.0%

The foregoing discussion and tables are based on              shares of class B common stock outstanding as of March 31, 2010 and do not reflect proceeds to be realized by existing stockholders in connection with the sales by them in this offering or stock options to be granted after the offering.

We may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected consolidated historical statement of operations data for the years ended December 31, 2009 and 2008, the period from January 26, 2007 to December 31, 2007 and the period from January 1, 2007 to January 25, 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated historical statement of operations data for the years ended December 31, 2006 and 2005 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated historical statement of operations data for the quarters ended March 31, 2010 and March 31, 2009 have been derived from our unaudited financial statements included elsewhere in this prospectus.

The balance sheet data as of December 31, 2009 and December 31, 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2007 has been derived from our unaudited financial statements not included in this prospectus. The balance sheet data as of January 25, 2007, December 31, 2006 and December 31, 2005 have been derived from our audited consolidated financial statements not included in this prospectus. The balance sheet data as of March 31, 2010 has been derived from our unaudited financial statements included elsewhere in this prospectus and the balance sheet data as of March 31, 2009 has been derived from our unaudited financial statements not included in this prospectus.

TMS International Corp., which after the Onex Acquisition is referred to as the Successor Company, was formed for the purpose of acquiring the Predecessor Company. The operations of the Successor Company prior to the Onex Acquisition were insignificant relative to those of the Predecessor Company during the same period. Accordingly, the selected historical consolidated financial data show the results of the Predecessor Company prior to the completion of the Onex Acquisition on January 25, 2007 and the results of the Successor Company and its subsidiaries after the Onex Acquisition.

The Onex Acquisition was accounted for using the purchase method, which resulted in an increase in property, plant and equipment to its then estimated fair values. The Onex Acquisition also resulted in an increase in identifiable amortizable intangible assets. Accordingly, Depreciation and Amortization expense increased in periods after the transaction. For the year ended December 31, 2009, Depreciation expense associated with the Onex Acquisition was approximately $4.4 million and Amortization of intangible assets acquired in the Onex Acquisition amounted to approximately $11.7 million.

The selected consolidated financial data set forth below should be read together with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and the notes to those financial statements included elsewhere in this prospectus.

	Predecessor Company			Successor Company
(dollars in thousands, except per share data)	Year ended December 31, 2005	Year ended December 31, 2006	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Quarter ended March 31, 2009	Quarter ended March 31, 2010
Statement of Operations Data:							(unaudited)
Revenue:
Revenue from Sale of Materials	$832,531	$1,043,103	$74,592	$1,236,778	$2,595,608	$986,304	$235,227	$377,210
Service Revenue	290,919	332,496	20,569	338,109	387,305	312,035	72,615	93,463

Total Revenue	1,123,450	1,375,599	95,161	1,574,887	2,982,913	1,298,339	307,842	470,673

Costs and Expenses:
Cost of Raw Materials Shipments	794,744	998,120	71,629	1,188,011	2,515,425	939,993	222,236	363,911
Site Operating Costs	207,297	242,537	17,916	248,987	298,394	233,120	55,679	68,968
Selling, General and Administrative Expenses	39,874	43,792	4,988	45,686	56,750	44,638	11,328	11,939
Provision for (Recovery of) Bad Debts	—	167	4	445	9,166	(5,419)	—	—
Compensation Provided as a Result of Business Combinations(1)	—	—	18,631	—	—	—	—	—
Expenses Associated with Withdrawn Public Offerings	5,028	2,734	—	—	—	—	—	—
Provision for Transition Agreement	—	—	—	—	—	2,243	—	—
Depreciation	49,623	48,045	3,287	59,177	61,108	57,567	14,747	12,930
Amortization	7,039	7,211	507	11,207	11,972	12,193	3,020	3,051

Total Costs and Expenses	1,103,605	1,342,606	116,962	1,553,513	2,952,815	1,284,335	307,010	460,799

Income (Loss) from Operations	19,845	32,993	(21,801)	21,374	30,098	14,004	832	9,874

	Predecessor Company			Successor Company
(dollars in thousands, except per share data)	Year ended December 31, 2005	Year ended December 31, 2006	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Quarter ended March 31, 2009	Quarter ended March 31, 2010
							(unaudited)
(Loss) Gain on Debt Extinguishment	(2,812)	—	—	—	—	1,505	—	—
Goodwill Impairment	—	—	—	—	—	(55,000)	—	—
Disposition of Cumulative Translation Adjustment	—	—	—	—	—	(1,560)	—	—
Interest Expense, Net	(23,950)	(33,941)	(2,483)	(38,211)	(38,079)	(44,825)	(10,767)	(11,505)
Income (Loss) from Equity Investments	(99)	(5)	—	—	—	—	—	—
Other Income	—	—	613	—	—	—	—	—

Income (Loss) Before Income Taxes	(7,016)	(953)	(23,671)	(16,837)	(7,981)	(85,876)	(9,935)	(1,631)
Income Tax (Expense) Benefit	2,332	(317)	10,423	6,928	1,891	6,885	2,756	(1,017)

Net Loss	$(4,684)	$(1,270)	$(13,248)	$(9,909)	$(6,090)	$(78,991)	$(7,179)	$(2,648)

Net Loss Attributable to Common Stockholders	$(4,684)	$(1,270)	$(13,248)	$(26,718)	$(25,591)	$(100,060)	$(12,219)	$(8,107)

Cash Distribution Declared Per Common Share	$50.00	—	—	—	—	—	—	—

Cash Flow Data:
Cash Provided By (Used in) Operating Activities	$38,651	$32,048	$16,476	$80,675	$36,479	$73,223	$11,870	$(9,452)
Net Cash Used in Investing Activities	(53,199)	(54,249)	(2,565)	(650,114)	(80,124)	(36,140)	(20,406)	(8,307)
Net Cash (Used in) Provided by Financing Activities	11,530	22,648	(13,305)	571,415	47,461	(13,061)	31,277	(3,206)

Balance Sheet Data (at period end – unaudited at December 31, 2007):
Cash and Cash Equivalents	$2,731	$3,178	$3,784	$1,976	$5,792	$29,814	$28,534	$8,849
Working Capital(2)	27,448	45,900	10,616	6,715	38,332	9,832	31,502	32,124
Goodwill and Other Intangible Assets	286,591	281,409	280,961	488,125	480,606	420,418	475,984	415,881
Total Assets	600,549	624,337	635,133	903,940	856,865	824,389	928,440	895,159
Long-term Debt, Including Current Portion and indebtedness to related parties	385,327	411,200	397,895	400,086	454,367	449,612	485,869	446,409
Redeemable Preferred Stock and Stockholders’ Equity (Deficit)	35,131	36,335	20,017	215,947	190,120	122,874	179,448	117,993

Other Financial Data:
Revenue After Raw Materials Costs(3)	$328,706	$377,479	$23,532	$386,876	$467,488	$358,346	$85,606	$106,762
Adjusted EBITDA(4)	81,436	90,978	624	91,758	103,178	83,764	18,599	25,855
Adjusted EBITDA Margin(5)	24.8%	24.1%	2.7%	23.7%	22.1%	23.4%	21.7%	24.2%
Capital Expenditures(6)	$47,106	$56,908	$2,738	$51,876	$62,852	$37,635	$21,592	$9,259
Growth Capital Expenditures(6)	24,557	19,550	—	15,789	26,966	23,186	18,742	3,759
Maintenance Capital Expenditures(6)	22,549	37,358	2,738	36,087	35,886	15,792	3,221	5,500
Free Cash Flow(7)	58,887	53,620	(2,114)	55,671	67,292	67,972	15,378	20,355

(1)	The compensation and other expenses associated with the business combination the Predecessor Company incurred during the period from January 1, 2007 to January 25, 2007 were specifically related to the Onex Acquisition and are not recurring. They consisted of $16.3 million recognized in connection with the changes to and the subsequent cancellation of the Predecessor Company’s stock option plan, $1.3 million in associated fringe benefit costs and $1.0 million of costs associated with the Onex Acquisition (primarily legal fees) that were not reimbursed in the Onex Acquisition and were therefore charged to the Predecessor Company’s operations.

(2)	Working capital is calculated as current assets, excluding cash, less current liabilities, excluding the current portion of long-term debt and revolving borrowings.

(3)

Revenue After Raw Materials Costs represents Total Revenue minus Cost of Raw Materials Shipments. We believe Revenue After Raw Materials Costs is useful in measuring our operating performance because it excludes the fluctuations in the market prices of the raw materials we procure for and sell to our customers. We subtract the Cost of Raw Materials Shipments from Total Revenue because market prices of the raw materials we procure for and generally concurrently sell to our customers are offset on our statement of operations. By subtracting the Cost of Raw Materials Shipments, we isolate the margin that we make on our raw materials procurement and logistics services and we are better able to evaluate our operating performance. Revenue

After Raw Materials Costs is not a recognized financial measure under GAAP and may not be comparable to similarly titled measures used by other companies in our industry. Revenue After Raw Materials Costs should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table sets forth our calculation of Revenue After Raw Materials Costs:

	Predecessor Company			Successor Company
(dollars in thousands)	Year ended December 31, 2005	Year ended December 31, 2006	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Quarter ended March 31, 2009	Quarter ended March 31, 2010
							(unaudited)
Revenue After Raw Materials Costs
Total Revenue	$1,123,450	$1,375,599	$95,161	$1,574,887	$2,982,913	$1,298,339	$307,842	$470,673
Cost of Raw Materials Shipments	(794,744)	(998,120)	(71,629)	(1,188,011)	(2,515,425)	(939,993)	(222,236)	(363,911)

Revenue After Raw Materials Costs	$328,706	$377,479	$23,532	$386,876	$467,488	$358,346	$85,606	$106,762

(4)	Adjusted EBITDA represents net income (loss) before income taxes, Interest Expense, Net, Depreciation and Amortization and certain other items, such as expenses associated with withdrawn public offerings, compensation provided as a result of business combinations, losses or gains in respect of debt extinguishment, goodwill impairment charges and dispositions of cumulative translation adjustments. We also use Adjusted EBITDA to benchmark the performance of our business against expected results, to analyze year-over-year trends, and to compare our operating performance to that of our competitors. We also use Adjusted EBITDA as a performance measure because it excludes the impact of tax provisions and Depreciation and Amortization, which are difficult to compare across periods due to the impact of accounting for business combinations and the impact of tax net operating losses on cash taxes paid. We believe the presentation of Adjusted EBITDA enhances our investors’ overall understanding of the financial performance of and prospects for our business. Adjusted EBITDA is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Adjusted EBITDA should not be considered in isolation from or as an alternative to net income, operating income (loss) or any other performance measures derived in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table reconciles Net Loss to Adjusted EBITDA:

	Predecessor Company			Successor Company
(dollars in thousands)	Year ended December 31, 2005	Year ended December 31, 2006	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Quarter ended March 31, 2009	Quarter ended March 31, 2010
							(unaudited)
Adjusted EBITDA
Net Loss	$(4,684)	$(1,270)	$(13,428)	$(9,909)	$(6,090)	$(78,991)	$(7,179)	$(2,648)
Income Tax (Benefit) Expense	(2,332)	317	(10,243)	(6,928)	(1,891)	(6,885)	(2,756)	1,017
Interest Expense, Net	23,950	33,941	2,483	38,211	38,079	44,825	10,767	11,505
Depreciation and Amortization	56,662	55,256	3,794	70,384	73,080	69,760	17,767	15,981

EBITDA	$73,596	$88,244	$(17,394)	$91,758	$103,178	$28,709	$18,599	$25,855
Expenses Associated with Withdrawn Public Offerings	5,028	2,734	—	—	—	—	—	—
Compensation Provided as a Result of Business Combinations	—	—	18,631	—	—	—	—	—
Loss (Gain) on Debt Extinguishment	2,812	—	—	—	—	(1,505)	—	—
Goodwill Impairment Charge	—	—	—	—	—	55,000	—	—
Disposition of Cumulative Translation Adjustment	—	—	—	—	—	1,560	—	—
Other Income	—	—	(613)	—	—	—	—	—

Adjusted EBITDA	$81,436	$90,978	$624	$91,758	$103,178	$83,764	$18,599	$25,855

(5)	Adjusted EBITDA Margin is calculated by dividing our Adjusted EBITDA by our Revenue After Raw Materials Costs. We believe our Adjusted EBITDA Margin is useful in measuring our profitability and our control of cash operating costs relative to Revenue After Raw Materials Costs. Adjusted EBITDA Margin is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Adjusted EBITDA Margin should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

(6)	We separate our Capital Expenditures into two categories: (1) Growth Capital Expenditures and (2) Maintenance Capital Expenditures. We believe that Growth Capital Expenditures and Maintenance Capital Expenditures are useful in measuring our operating performance. Growth Capital Expenditures relate to the establishment of our operations at new customer sites, the performance of additional services or significant productivity improvements at existing customer sites. We incur Maintenance Capital Expenditures as part of our ongoing operations, and Maintenance Capital Expenditures generally include the cost of normal replacement of capital equipment used at existing sites on existing contracts, additional capital expenditures made in connection with the extension of an existing contract and capital costs associated with acquiring previously leased equipment. Growth Capital Expenditures and Maintenance Capital Expenditures are not recognized financial measures under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Growth Capital Expenditures and Maintenance Capital Expenditures should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table sets forth our total Capital Expenditures, Growth Capital Expenditures and Maintenance Capital Expenditures:

	Predecessor Company			Successor Company

(dollars in thousands)	Year ended December 31, 2005	Year ended December 31, 2006	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Quarter ended March 31, 2009	Quarter ended March 31, 2010
							(unaudited)
Total Capital Expenditures
Growth Capital Expenditures	$24,557	$19,550	$—	$15,789	$26,966	$23,186	$18,742	$3,759
Maintenance Capital Expenditures	22,549	37,358	2,738	36,087	35,886	15,792	3,221	5,500
Capital Leases	—	—	—	—	—	(1,343)	(371)	—

Total Capital Expenditures	$47,106	$56,908	$2,738	$51,876	$62,852	$37,635	$21,592	$9,259

(7)	Free Cash Flow is calculated as our Adjusted EBITDA minus our Maintenance Capital Expenditures. We believe Free Cash Flow is useful in measuring our liquidity. Free Cash Flow is not a recognized financial measure under GAAP, and may not be comparable to similarly titled measures used by other companies in our industry. Free Cash Flow should not be considered in isolation from or as an alternative to any other performance measures determined in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures We Use to Evaluate Our Company.”

The following table sets forth our calculation of Free Cash Flow:

	Predecessor Company			Successor Company

(dollars in thousands)	Year ended December 31, 2005	Year ended December 31, 2006	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Quarter ended March 31, 2009	Quarter ended March 31, 2010
							(unaudited)
Free Cash Flow
Adjusted EBITDA	$81,436	$90,978	$624	$91,758	$103,178	$83,764	$18,599	$25,855
Maintenance Capital Expenditures	(22,549)	(37,358)	(2,738)	(36,087)	(35,886)	(15,792)	(3,221)	(5,500)

Free Cash Flow	$58,887	$53,620	$(2,114)	$55,671	$67,292	$67,972	$15,378	$20,355

The following table reconciles Free Cash Flow to net cash provided by (used in) operating activities:

	Predecessor Company			Successor Company
(dollars in thousands)	Year ended December 31, 2005	Year ended December 31, 2006	January 1, 2007 to January 25, 2007	January 26, 2007 to December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Three months ended March 31, 2009	Three months ended March 31, 2010
							(unaudited)
Free Cash Flow	$58,887	$53,620	$(2,114)	$55,671	$67,292	$67,972	$15,378	$20,355
Maintenance Capital Expenditures	22,549	37,358	2,738	36,087	35,886	15,792	3,221	5,500
Cash interest expense	(23,237)	(33,585)	(722)	(26,750)	(36,165)	(35,383)	(14,225)	(16,946)
Cash income taxes	(3,149)	1,291	—	(926)	(2,501)	(2,461)	(523)	(715)
Change in accounts receivable	29,894	(15,045)	(8,521)	(18,070)	39,202	(22,479)	(47,891)	(74,782)
Change in inventory	13,780	(2,922)	(2,770)	(17,397)	26,386	(13,229)	(10,030)	(27,881)
Change in accounts payable	(53,524)	(3,204)	22,880	45,203	(77,360)	59,673	67,867	86,929
Change in other current assets and liabilities	(1,358)	2,809	3,264	7,577	(9,171)	365	72	5
Other operating cash flows	(5,191)	(8,274)	1,721	(720)	(7,090)	2,973	(1,999)	(1,917)

Net cash provided by (used in) operating activities	$38,651	$32,048	$16,476	$80,675	$36,479	$73,223	$11,870	$(9,452)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated results of operations, financial condition and liquidity should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus. The following discussion contains forward-looking statements that reflect our current expectations, estimates, forecast and projections. These forward-looking statements are not guarantees of future performance, and actual outcomes and results may differ materially from those expressed in these forward-looking statements. See “Risk Factors” and “Forward-Looking Statements.”

Introduction

The following discussion is provided to supplement the audited consolidated financial statements and the related notes included elsewhere in this prospectus to help provide an understanding of our financial condition, changes in financial condition and results of our operations, and is organized as follows:

Company Overview. This section provides a general description of our business in order to better understand our financial condition and results of operations and to anticipate future trends and risks in our business.

Certain Line Items Presented. This section provides an explanation of certain GAAP line items that are presented in our audited consolidated financial statements included elsewhere in this prospectus. These line items are discussed in detail under the heading “—Results of Operations” below for the periods presented.

Key Measures We Use to Evaluate Our Company. This section provides an overview of certain non-GAAP measures that we believe are critical to understand in order to evaluate and assess our business. These are the measures that management utilizes most to assess our results of operations, anticipate future trends and risks and determine compensation levels, including under our management bonus plan.

Impact of the Onex Acquisition on Comparability of Results. This section provides an overview of the Onex Acquisition and its impact on how we present our results of operations on a historical basis for fiscal periods beginning either prior to or after the consummation of the Onex Acquisition on January 25, 2007.

Application of Critical Accounting Policies. This section discusses the accounting policies and estimates that we consider important to our financial condition and results of operations and that require significant judgment and estimates on the part of management in their application.

Results of Operations. This section provides a discussion of our results of operations for: (1) the three-month period ended March 31, 2010 compared to the three-month period ended March 31, 2009; (2) fiscal year ended December 31, 2009 compared to fiscal year ended December 31, 2008; and (3) fiscal year ended December 31, 2008 compared to fiscal year ended December 31, 2007.

Liquidity and Capital Resources. This section provides an analysis of our cash flows for: (1) the three-month period ended March 31, 2010 compared to the three-month period ended March 31, 2009; (2) fiscal year ended December 31, 2009 compared to fiscal year ended December 31, 2008; and (3) fiscal year ended December 31, 2008 compared to fiscal year ended December 31, 2007. This section also includes a discussion of our liquidity, Capital Expenditures and indebtedness.

Pension and Post-Employment Benefit Obligations. This section provides an analysis of our obligations under our benefit plans as of December 31, 2009.

Commitments and Contractual Obligations. This section provides an analysis of our commitments and contractual obligations as of March 31, 2010 and December 31, 2009.

Quantitative and Qualitative Disclosures about Market Risk. This section discusses our exposure to potential losses arising from adverse changes in interest rates, foreign currency exchange rates and commodity prices.

Company Overview

We are the largest provider of outsourced industrial services to steel mills in North America as measured by revenue and have a substantial and growing international presence. We offer the most comprehensive suite of outsourced industrial services to the steel industry. Our employees and equipment are embedded at customer sites and are integral throughout the steel production process other than steel making itself. Our services are critical to our customers’ 24-hour-a-day operations, enabling them to generate substantial operational efficiencies and cost savings while focusing on their core business of steel making. We operate at 74 customer sites in nine countries across North America, Europe and Latin America and our global raw materials procurement network spans five continents. Over the past 80 years we have established long-standing customer relationships and have served our top 10 customers, on average, for over 32 years. Our diversified customer base includes seven of the top 10 largest global steel producers, including United States Steel, ArcelorMittal, Baosteel, POSCO and Tata Steel.

We provide a broad range of services through two reporting segments: our Mill Services Group and our Raw Material and Optimization Group:

•

Mill Services Group. The services provided under this segment are performed at our customer sites under long-term contracts. These contracts are typically structured on a fee-per-ton basis tied to production volumes at our customer sites and are not based on the underlying price of steel. In addition, our contracts typically include tiered pricing structures, with unit prices that increase as volumes decline, and/or minimum monthly fees, each of which stabilizes our revenue in the event of volume fluctuations. The services provided to our customers under this segment include: (1) scrap management and preparation; (2) semi-finished and finished material handling; (3) metal recovery and slag handling, processing and sales; and (4) surface conditioning. The revenues from these services appear in the line item “Service Revenue” on our statement of operations, and the costs associated therewith appear in “Site Operating Costs” on our statement of operations. Substantially all of our Capital Expenditures, whether Growth Capital Expenditures or Maintenance Capital Expenditures, are incurred in connection with the services provided by this segment. This segment also includes the results of operations at our location where we buy, process and sell scrap for our own account, which revenues appear in the line item “Revenue from Sale of Materials” on our statement of operations and the costs associated therewith appear in “Cost of Raw Materials Shipments” on our statement of operations. This location represented 5.4% of the Mill Services Group’s Adjusted EBITDA for the twelve-month period ended March 31, 2010. The Total Revenue and Cost of Raw Materials Shipments from this location will fluctuate based upon the underlying price of scrap.

•

Raw Material and Optimization Group. The services provided under this segment include: (1) raw materials procurement and logistics; and (2) proprietary software-based raw materials cost optimization. Revenues for the raw materials procurement and logistics services we provide are primarily generated pursuant to two alternative transaction models: (1) a contractually determined, volume-based fee for arranging delivery of raw materials shipments to a customer directly from a vendor with no price or inventory risk; or (2) a generally concurrent arrangement to purchase for our own account and sell raw materials at specified prices, typically locking in a margin with minimal price or inventory risk. In addition, we occasionally take measured market risk in connection with our raw materials procurement services by either purchasing raw materials at a fixed price without an immediate corresponding sale order or agreeing to sell raw materials at a fixed price before having procured such materials. The revenue from our raw materials procurement and logistics services appear in the line item “Revenue from Sale of Materials” and the related costs appear in the line item “Cost of Raw Materials Shipments” on our statement of operations. Our earnings are primarily driven by the steel production volumes of our customers rather than by the prices of steel or raw materials. We subtract the Cost of Raw Materials Shipments from Revenue from Sale of Materials, because market prices of the raw materials we procure for and generally concurrently sell to our customers are offset on our statement of operations. By subtracting the Cost of Raw Materials Shipments, we isolate the margin that we make on our raw materials procurement and logistics services, and we are better able to evaluate our operating performance in terms of the volume of raw materials we procure for our customers and the margin we generate. We refer to this measure as “Revenue After Raw Materials Costs,” which is a non-GAAP financial measure that we believe is critical in order to assess and evaluate our business. For additional information on Revenue After Raw Materials Costs, see “—Key Measures We Use to Evaluate Our Company—Revenue After Raw Materials Costs” below. Tables reconciling Total Revenue to Revenue After Raw Materials Costs are included in “Prospectus Summary—Summary Consolidated Financial Data.”

The vast majority of our Revenue After Raw Materials Costs and profitability is tied to our customers’ production volumes. Factors that impact a steel mill’s production levels include general economic conditions, North American and global demand for steel, competition and competitive pricing, and the relative strength of the U.S. dollar.

During the first nine months of 2008, steel production levels of our customers were strong and the average U.S. steel capacity utilization rate was 89%. However, beginning in the fall of 2008, the global economy entered into a severe recession, which dramatically impacted our customers and their production volumes, which in turn adversely affected our results of operations in late 2008 and throughout 2009. Specifically, United States gross domestic product (“GDP”) declined by annualized quarter-to-quarter rates of 5.4% and 6.4% in the fourth quarter of 2008 and first quarter of 2009, respectively, and global GDP declined by 5.3% and 6.6% in those same time periods. The leading end markets for steel were particularly hard hit, resulting in a dramatic decline in steel production for our customers industry-wide. North American steel production reached a trough in March 2009 and then began to rise gradually through the balance of the year, although production remains significantly below long-term average levels. Full-year North American crude steel production in 2009 was 38% below that of 2008. This reduced production of steel drove a reduction in our Revenue After Raw Materials Costs, the impact of which was partially offset by the effect of contractual fixed fees and tiered pricing. Our contracts typically include tiered pricing structures, with unit prices that increase as volumes decline, and/or minimum monthly fees, each of which stabilizes our revenue in the event of volume fluctuations. Further highlighting the strengths of our business model, when scrap prices for Number One Heavy Melt Scrap, an indicative grade of ferrous scrap, dropped precipitously from a peak of $523 per ton in July 2008 to a low of $99 per ton in November 2008, we incurred only a $1.6 million charge for inventory value reductions.

We responded quickly to the changing and challenging business conditions in 2009 by: (1) reducing our cash operating costs, which are approximately 80% variable; (2) realizing approximately $10 million of overhead cost reductions in our Site Operating Costs and Selling, General and Administrative Expenses that we believe will be sustainable; and (3) optimizing our asset utilization. Our cost reductions were generated primarily from: (1) an approximately 30% reduction of employees worldwide; (2) salary freezes and reductions; (3) the reorganization of certain employee benefit programs; (4) the restructuring of incentive compensation programs; (5) the restructuring of insurance programs; and (6) reductions of travel and entertainment expenses, professional fees, marketing costs and discretionary spending.

Our Maintenance Capital Expenditures are variable because they are correlated to equipment utilization, which in turn is based on our customers’ production volumes. During 2009, as our customers’ production declined, our equipment required less repair and replacement. Additionally, we optimized our asset utilization by relocating certain pieces of equipment to customer sites with higher production volumes.

Collectively, these efforts produced expanded Adjusted EBITDA Margins and strong Free Cash Flow during 2009. Throughout the economic downturn, we continued to enter into new long-term contracts and invest growth capital, thereby positioning us to generate strong earnings and growth as steel production volumes continue to recover. We believe that our reduced cost base coupled with our strong business model positions us to benefit from increased steel production as end markets recover.

Over the last five years, we have expanded from primarily generating our Revenue After Raw Materials Costs and Adjusted EBITDA from North America, to generating approximately 20% and 17% of our 2009 Revenue After Raw Materials Costs and Adjusted EBITDA, respectively, internationally. We believe we have substantial international growth opportunities which will be driven by expansion of our market share and continued growth in outsourcing in developing markets, such as Latin America, Eastern Europe, Asia and the Middle East.

Certain Line Items Presented

Revenue from Sale of Materials. Revenue from Sale of Materials is generated by each of our two operating segments as follows:

•	Our Mill Services Group generates some Revenue from Sale of Materials by buying, processing, and selling scrap for our own account.

•

Our Raw Material and Optimization Group primarily generates Revenue from Sale of Materials through raw materials procurement activities using two alternative transaction models. In the first type we take no title to the materials being procured and we record only our commission as revenue; in the second type, we take title to the material and sell it to a buyer, typically in a transaction where a buyer and seller are matched, and we record Revenue from Sale of Materials for the full value of the material based on the amount we invoice to our customer.

For the twelve-month period ended March 31, 2010, approximately 8% of our Revenue from Sale of Materials was generated by our Mill Services Group, and approximately 92% of our Revenue from Sale of Materials was generated by the raw materials procurement activities of our Raw Material and Optimization Group.

Service Revenue. Service Revenue is generated from our two operating segments as follows:

•

Our Mill Services Group generates Service Revenue from the services we provide to customers at their sites. This Service Revenue is generated from a combination of: (1) contractually committed base monthly fees; (2) fees for services based on customer production volumes; and (3) revenue from the sale of steel manufacturing co-products for our own account, less a royalty fee paid to the host mill.

•

Our Raw Material and Optimization Group generates Service Revenue by providing our proprietary software-based raw materials cost optimization service, which calculates the lowest cost blend of raw materials necessary to make a customer’s specified chemistry of steel. We typically charge an optimization service fee for each ton of scrap used in steel manufacturing.

For the twelve-month period ended March 31, 2010, approximately 98% of our Service Revenue was generated by our Mill Services Group, and approximately 2% of our Service Revenue was generated by our Raw Material and Optimization Group.

Cost of Raw Materials Shipments. The activities that generate Revenue from Sale of Materials also incur Cost of Raw Materials Shipments, and are described as follows:

•

Our Mill Services Group generates Revenue from Sale of Materials by buying, processing and selling scrap for our own account. We record the cost of the purchase of raw materials as Cost of Raw Materials Shipments.

•

Our Raw Material and Optimization Group generates Revenue from Sale of Materials through our raw materials procurement activities. When we arrange to purchase and sell scrap and other raw materials, the cost of such materials purchased and other direct costs including transportation are recorded as Cost of Raw Materials Shipments.

Site Operating Costs. Our Site Operating Costs are highly variable and largely correlated to the volume of steel produced at our customer sites. Site Operating Costs are predominantly incurred by our Mill Services Group and consist of employees’ wages, employee benefits, costs of operating supplies such as fuels and lubricants, repair and maintenance costs and equipment leasing costs.

Selling, General and Administrative Expenses. Our Selling, General and Administrative Expenses consist of labor and related costs of selling and administration, professional fees, insurance costs, management fees, bad debt costs, bank fees and corporate expenses and bonuses.

Depreciation and Amortization. Our consolidated Depreciation consists of Depreciation expenses related to property, plant and equipment. Our consolidated Amortization consists of Amortization expenses related to finite life intangibles such as environmental permits, customer related intangibles, patents and unpatented technology, in each case recognized on a straight-line basis over the estimated useful life of the asset.

Income (Loss) from Operations. Income (Loss) from Operations consists of Total Revenue less Total Costs and Expenses but does not include Goodwill Impairment, Interest Expense, Net and certain other items that we believe are not indicative of future results.

Key Measures We Use to Evaluate Our Company

In addition to the GAAP line items described above, we also use the following additional financial measures to evaluate and assess our business:

Revenue After Raw Materials Costs. We measure our sales volume on the basis of Revenue After Raw Materials Costs, which we define as Total Revenue minus Cost of Raw Materials Shipments. Revenue After Raw Materials Costs is not a recognized financial measure under GAAP, but we believe it is useful in measuring our operating performance because it excludes the fluctuations in the market prices of the raw materials we procure for and sell to our customers. We subtract the Cost of Raw Materials Shipments from Total Revenue because market prices of the raw materials we procure for and generally concurrently sell to our customers are offset on our statement of operations. Further, in our raw materials procurement business, we generally engage in two alternative types of transactions that require different accounting treatments for Total Revenue. In the first type, we take no title to the materials being procured and we record only our commission as revenue; in the second type, we take title to the materials and sell it to a buyer, typically in a transaction where a buyer and seller are matched. By subtracting the Cost of Raw Materials Shipments, we isolate the margin that we make on our raw materials procurement and logistics services, and we are better able to evaluate our operating performance in terms of the volume of raw materials we procure for our customers and the margin we generate.

Adjusted EBITDA. Adjusted EBITDA is not a recognized financial measure under GAAP, but we believe it is useful in measuring our operating performance. Adjusted EBITDA is used internally to determine our incentive compensation levels, including under our management bonus plan, and it is required, with some additional adjustments, in certain covenant compliance calculations under our senior secured credit facilities. We also use Adjusted EBITDA to benchmark the performance of our business against expected results, to analyze year-over-year trends and to compare our operating performance to that of our competitors. We also use Adjusted EBITDA as a performance measure because it excludes the impact of tax provisions and Depreciation and Amortization, which are difficult to compare across periods due to the impact of accounting for business combinations and the impact of tax net operating losses on cash taxes paid. In addition, we use Adjusted EBITDA as a performance measure of our operating segments in accordance with ASC Topic 280, Disclosures About Segments of an Enterprise and Related Information. We believe that the presentation of Adjusted EBITDA enhances our investors’ overall understanding of the financial performance of and prospects for our business.

Adjusted EBITDA Margin. Adjusted EBITDA Margin is not a recognized financial measure under GAAP, but we believe it is useful in measuring our operating performance. We calculate Adjusted EBITDA Margin by dividing our Adjusted EBITDA by our Revenue After Raw Materials Costs. We use Adjusted EBITDA Margin to measure our profitability and our control of cash operating costs relative to Revenue After Raw Materials Costs.

Capital Expenditures. We separate our Capital Expenditures into two categories: (1) Growth Capital Expenditures and (2) Maintenance Capital Expenditures. We separate our Capital Expenditures between these two categories because it helps us to differentiate between the discretionary cash we invest in our growth and the cash required to maintain our existing business. Growth Capital Expenditures and Maintenance Capital Expenditures are not recognized financial measures under GAAP, but we believe they are useful in measuring our operating performance. We also use these measures as a component in determining our performance-based compensation.

Growth Capital Expenditures relate to the establishment of our operations at new customer sites, the performance of additional services or significant productivity improvements at existing customer sites. We incur Growth Capital Expenditures when we win a new contract. Our Mill Services Group contracts generally require that we acquire the capital equipment necessary to provide the service in advance of receiving revenue from the contract.

We incur Maintenance Capital Expenditures as part of our ongoing operations. Maintenance Capital Expenditures generally include: (1) the cost of normal replacement of capital equipment used at existing sites on existing contracts; (2) additional capital expenditures made in connection with the extension of an existing contract; and (3) capital costs associated with acquiring previously leased equipment. We generally replace our equipment on a schedule that is based on the operating hours of that equipment. We expect Maintenance Capital Expenditures to be greater in periods where our customers’ production volumes are high, requiring us to operate more hours. Conversely, when our customers are producing less, we would expect fewer operating hours and reduced Maintenance Capital Expenditures.

Free Cash Flow. Free Cash Flow is not a recognized financial measure under GAAP. We calculate Free Cash Flow as our Adjusted EBITDA minus our Maintenance Capital Expenditures, and we believe it is an important measure in analyzing our liquidity. In combination with our available liquidity, we use our Free Cash Flow to assist us in determining our capacity to: (1) invest in Growth Capital Expenditures; (2) finance changes in our working capital, particularly in our raw materials procurement activities; and (3) voluntarily repay portions of our debt obligations. In addition, we use this measure to help determine how efficiently we are managing our assets, and we also use it as a component in determining our performance-based compensation.

Impact of the Onex Acquisition on Comparability of Results

On January 25, 2007, Onex and members of management completed the Onex Acquisition of Tube City IMS Corporation, which we refer to as the Predecessor Company. The Onex Acquisition impacts the comparability of our results as follows:

Predecessor and Successor Periods. TMS International Corp., which following the Onex Acquisition is referred to as the Successor Company, was formed for the purpose of acquiring the Predecessor Company. The operations of the Successor Company prior to the Onex Acquisition were insignificant relative to those of the Predecessor Company during the same period. Accordingly, we show the results of the Predecessor Company on and prior to the completion of the Onex Acquisition on January 25, 2007 and the results of the Successor Company and its subsidiaries after the Onex Acquisition.

Accounting for Business Combinations. We accounted for the Onex Acquisition in accordance with ASC 805 using the purchase method of accounting. Acquired tangible assets, identifiable intangible assets and assumed liabilities were recorded on our books at their estimated fair value. Because the Onex Acquisition consideration exceeded the fair value of the net identifiable tangible and intangible assets, we recorded goodwill in the transaction. As a result of the Onex Acquisition, we:

•	increased the carrying value of property plant and equipment by $29.4 million;

•	recorded $204.7 million of identifiable intangible assets; and

•	recorded $289.4 million of goodwill.

These additional assets resulted in non-cash expenses and charges in the subsequent periods, including:

•	additional depreciation expense of $4.4 million, $8.2 million, and $12.4 million during 2009, 2008 and for the period from January 26, 2007 to December 31, 2007, respectively;

•	amortization expense of $11.7 million, $11.8 million and $11.0 million during 2009, 2008 and for the period from January 26, 2007 to December 31, 2007, respectively; and

•	a $55.0 million charge for the impairment of goodwill in 2009. See “—Application of Critical Accounting Policies—Goodwill and Other Intangible Assets.”

Charges Related Directly to the Onex Acquisition. In connection with the Onex Acquisition, during January 2007 the Predecessor Company recorded compensation and other associated costs of $18.6 million, consisting of $16.3 million related to the termination of the Predecessor Company’s stock option plan, an additional $1.3 million in fringe benefits related to the option termination and $1.0 million of fees and expenses associated with the transaction which were not reimbursed.

Application of Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions in applying our critical accounting policies that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. We continually evaluate our judgments and estimates in determining our financial condition and operating results. Estimates are based upon information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management’s most subjective judgments. The most critical accounting policies and estimates are described below.

Revenue Recognition. Revenue includes two categories: (1) Revenue from Sale of Materials and (2) Service Revenue.

Revenue from Sale of Materials is mainly generated by our raw materials procurement business, although it also includes revenue from our Mill Services Group location where we buy, process and sell scrap for our own account. We recognize Revenue from Sale of Materials when title and risk of loss pass to the customer, which is determined by the terms of the sale.

We generate Service Revenue from scrap management, scrap preparation, raw materials optimization, metal recovery and sales, material handling or product handling, slag processing and metal recovery services, surface conditioning and other services. We recognize revenue when we perform the service or when title and risk of loss pass to the buyer.

In our raw materials procurement business, we generally engage in two types of transactions that require different accounting treatment. For certain transactions, we facilitate the purchase or sale of raw materials between a buyer and seller for a volume-based commission. The seller assumes the credit risk after delivery. At no point in the transaction do we take title to or assume the risk of loss of the material. We record only the commission as revenue on these transactions.

For other raw materials procurement transactions, we purchase the material from a seller and sell it to a buyer. In these transactions, we take title to the material and assume the risk of loss for some period of time, usually during transit between the seller and the buyer for F.O.B. destination sales. While we take steps to mitigate credit loss exposure, we also assume credit risk for the full amount billed to the customer. In these transactions, we record Revenue from Sale of Materials for the full value of the material based on the amount we invoice to our customer.

Trade Receivables. We perform ongoing credit evaluations of our customers and generally do not require our customers to post collateral, although we typically require letters of credit or other credit assurances in our raw materials procurement business for international transactions. Account balances outstanding longer than the payment terms are considered past due and provisions are made for estimated uncollectible receivables. Our estimates are based on historical collection experience, a review of the current status of receivables, our judgment of the credit quality of our customer and as the condition of the general economy and the industry. Decisions to charge off receivables are based on management’s judgment after consideration of facts and circumstances surrounding potential uncollectible accounts.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost less accumulated depreciation. Costs in connection with business combinations are based on fair market value at the time of acquisition. Major components of certain high value equipment are recorded as separate assets with depreciable lives determined independently from the remainder of the asset. Expenditures that extend the useful lives of existing plant and equipment are capitalized, while expenditures for repairs and maintenance that do not extend the useful lives or improve productivity of the related assets are charged to expenses as incurred. The cost of property, plant and equipment retired or otherwise disposed of and the related accumulated depreciation are removed from our accounts, and any resulting gain or loss is reflected in current operations.

Depreciation of property, plant and equipment is computed principally on the straight-line method over the estimated useful lives of assets.

Goodwill and Other Intangible Assets. Goodwill and other indefinite life intangible assets not subject to amortization are recorded at the lower of cost or implied fair value. Finite life intangible assets subject to amortization are recorded at cost less accumulated amortization provided on a straight-line basis over the intangible assets’ estimated useful lives. Goodwill and indefinite life intangibles are evaluated for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. ASC Topic 350, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment evaluation used to identify potential impairment compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired, and the second step of the impairment evaluation is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step of the evaluation must be performed to measure the goodwill impairment loss, if any. The second step of the evaluation compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill so calculated, an impairment loss is recognized in an amount equal to the excess.

In May 2009, the continuing economic downturn and a change in our forecast related to certain customers and sites triggered a goodwill impairment evaluation in advance of our annual impairment evaluation. In performing the first step of the evaluation, we determined that the estimated fair value of our Raw Material and Optimization Group exceeded its carrying value and that the second step of the evaluation was not necessary for that segment; however, we determined that the estimated fair value of the Mill Services Group was less than its carrying amount and proceeded to the second step of the evaluation for that segment. In the second step of the impairment evaluation, we determined that the carrying amount of goodwill allocated to our Mill Services Group exceeded its estimated implied fair value of goodwill and, accordingly, recorded a $55.0 million impairment loss.

For both the interim goodwill impairment test in May 2009 and the annual impairment test in October 2009, we used fair values estimated under the income approach and market approach.

The income approach was based upon projected future cash flows discounted to present value using factors that consider the timing and risk associated with the future cash flows. Fair value for each reporting unit was estimated using future cash flow projections based on management’s long range estimates of market conditions over a multiple year horizon. A 3% perpetual growth rate was used to arrive at the estimated future terminal value. An after-tax discount rate of 14.6% was used to discount the projected cash flows for both reporting units which was based upon the cost of capital of other market participants adjusted for company specific risks.

The market approach was based upon an analysis of valuation metrics for companies comparable to our reporting units. The fair value of the business enterprise value for both reporting units was estimated using a range of EBITDA multiples of market participants.

As of December 31, 2009, the Mill Services Group and the Raw Material and Optimization Group had $162.9 million and $79.7 million of goodwill, respectively. The 2009 annual goodwill impairment test, as of October 1, 2009, indicated that the estimated fair value of our Mill Services Group and our Raw Material and Optimization Group exceeded their carrying values by approximately 6.5% and 15.3%, respectively. The estimates of fair value of a reporting unit under the income approach are based on a discounted cash flow analysis which requires us to make various judgmental assumptions, including assumptions about the timing and amount of future cash flows, growth rates and discount rates. If business conditions change or other factors have an adverse effect on our estimates of discounted future cash flows, assumed growth rates or discount rates, future tests of goodwill impairment may result in additional impairment charges.

Impairment of Long-Lived Assets. Long-lived assets, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC Topic 360, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment is assessed when the undiscounted expected cash flow derived from an asset is less than its recorded amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in operating results. Judgment is used when applying these impairment rules to determine the timing of the impairment evaluation, the undiscounted cash flow used to assess impairments and the fair value of an impaired asset.

Foreign Currency Translation. The financial statements of our foreign subsidiaries are generally measured using the local currency as the functional currency. Assets and liabilities of our foreign subsidiaries are translated at the exchange rate as of the balance sheet date. Resulting translation adjustments are recorded in the cumulative translation adjustment account, a separate component of other comprehensive income (loss). Income and expense items are translated at average monthly exchange rates. During 2009, we substantially liquidated the assets of one of our foreign subsidiaries. ASC 830-30-40-1 requires that upon substantial liquidation, amounts that had previously been charged to the cumulative translation adjustment be reported in current earnings. Accordingly, we recorded a $1.6 million charge in the third quarter of 2009.

Health Insurance. We provide health insurance to a portion of our employees through premium-based indemnity plans or nationalized health care plans that may require employer contributions. We provide health insurance to the rest of our employees under a self-insurance plan that uses a third-party administrator to process and administer claims. We have stop-loss coverage through an insurer, in excess of a stated self-insured limit per employee. We maintain an accrual for unpaid claims and claims incurred but not reported. In March 2010, Congress passed, and the President signed, the Patient Protection and Affordable Care Act. We are currently evaluating the impact of this comprehensive act on our self-insured health plans and our business, financial condition and results of operations.

Workers’ Compensation. We self-insure our workers’ compensation insurance under a large deductible program. Under this program, the maximum exposure per claim is $1.0 million and stop-loss coverage is maintained for amounts above this limit. The aggregate maximum exposure is limited to a percentage of payroll for each open policy. We accrue for this expense in amounts that include estimates for incurred but not reported claims, as well as estimates for the ultimate cost of all known claims.

Share-Based Compensation. We adopted our Restricted Stock Plan in 2007. Under the plan, 25% of the shares granted vested immediately and the remainder vest in five annual equal installments, on the anniversary of the grant date, so long as the recipient remains an employee. ASC Topic 780 requires that share based payments be accounted for at their fair value on the date of grant. We immediately recognized $0.1 million in expense for the shares that vested on the grant date and are recognizing the remaining expense evenly over the five years the remaining shares vest.

Results of Operations

Quarter ended March 31, 2010 compared to Quarter ended March 31, 2009

The following table sets forth each of the line items in our statement of operations for each of the periods indicated and the changes between the periods in terms of dollar amounts and percentage changes. The table also provides a reconciliation of Total Revenue to Revenue After Raw Materials Costs for each of the periods presented.

	Quarter ended March 31,		Variances
(dollars in thousands)	2009	2010	$	%
	(unaudited)
Statement of Operations Data:
Revenue:
Revenue from Sale of Materials	$235,227	$377,210	$141,983	60.4%
Service Revenue	72,615	93,463	20,848	28.7%

Total Revenue	307,842	470,673	162,831	52.9%
Costs and Expenses:
Cost of Raw Materials Shipments	222,236	363,911	141,675	63.7%
Site Operating Costs	55,679	68,968	13,289	23.9%
Selling, General and Administrative Expenses	11,328	11,939	611	5.4%
Depreciation and Amortization	17,767	15,981	(1,786)	-10.1%

Total Costs and Expenses	307,010	460,799	153,789	50.1%

Income from Operations	832	9,874	9,042	1086.8%
Interest Expense, Net	(10,767)	(11,505)	(738)	6.9%

Income (Loss) before Income Taxes	(9,935)	(1,631)	8,304	83.6%
Income Tax (Expense) Benefit	2,756	(1,017)	(3,773)	—

Net Loss	$(7,179)	$(2,648)	$4,531	63.1%

Other Financial Data:
Revenue After Raw Materials Costs:

Consolidated:
Total Revenue	$307,842	$470,673	$162,831
Cost of Raw Materials Shipments	(222,236)	(363,911)	(141,675)

Revenue After Raw Materials Costs	$85,606	$106,762	$21,156	24.7%

Mill Services Group:
Total Revenue	$82,078	$119,558	$37,480
Cost of Raw Materials Shipments	(8,485)	(24,220)	(15,735)

Revenue After Raw Materials Costs	$73,593	$95,338	$21,745	29.5%

Raw Material and Optimization Group:
Total Revenue	$225,764	$351,115	$125,351
Cost of Raw Materials Shipments	(213,751)	(339,691)	(125,940)

Revenue After Raw Materials Costs	$12,013	$11,424	$(589)	-4.9%

Adjusted EBITDA:
Net Loss	$(7,179)	$(2,648)	$4,531
Income Tax (Expense) Benefit	(2,756)	1,017	3,773
Interest Expense, Net	10,767	11,505	738
Depreciation and Amortization	17,767	15,981	(1,786)

Adjusted EBITDA	$18,599	$25,855	$7,256	39.0%

Adjusted EBITDA by Operating Segment:
Mill Services Group	$15,377	$25,092	$9,715	63.2%
Raw Material and Optimization Group	8,343	7,603	(740)	-8.9%
Administrative Expenses	(5,121)	(6,840)	(1,719)	33.6%

Adjusted EBITDA	$18,599	$25,855	$7,256	39.0%

Adjusted EBITDA Margin	21.7%	24.2%

Revenue from Sale of Materials. Revenue from Sale of Materials was $377.2 million for the first quarter of 2010 compared to $235.2 million for the first quarter of 2009. Revenue from Sale of Materials is primarily generated from raw materials procurement activities, which produced $349.4 million or approximately 93% of the Revenue from Sale of Materials in the first quarter of 2010, and $224.7 million or approximately 96% in the first quarter of 2009. The remaining Revenue from Sale of Materials of $27.8 million in the first quarter of 2010 and $10.5 million in the first quarter of 2009 was generated by our Mill Services Group location where we buy, process and sell raw materials for our own account.

Revenue from Sale of Materials increased 60.4% in the first quarter of 2010, compared to the first quarter of 2009, as the market price and volume of raw materials we procured for our customers increased in response to the continued steady recovery of the steel industry from depressed production levels in late 2008 and early 2009. The same increases in market price and volume that contributed to higher Revenue from Sale of Materials also resulted in a 63.7% increase in the costs to procure the materials. Comparing the first quarter of 2010 to the first quarter of 2009, the percentage increase in the Cost of Raw Materials Shipments was slightly greater than the percentage increase in the Revenue from the Sale of Materials because the per ton margin we generated from our raw materials procurement activities were slightly lower in the first quarter of 2010, as there were more export opportunities available with higher per ton margins in the first quarter of 2009 than there were in the first quarter of 2010.

Service Revenue. Service Revenue was $93.5 million in the first quarter of 2010, compared to $72.6 million in the first quarter of 2009. Service Revenue is primarily generated by our Mill Services Group, which produced $91.8 million and $71.6 million in the first quarter of 2010 and 2009, respectively, with the remainder generated by optimization services from our Raw Material and Optimization Group.

Our Service Revenue is largely generated on the basis of the volume of steel our customers produce. The volume of steel produced by our customers increased approximately 25% in the first quarter of 2010 compared to the first quarter of 2009. Our Service Revenue increased 28.7% in the same period. The percentage increase in Service Revenue was greater than the percentage increase in our customers’ production volumes due in part to $1.4 million in Service Revenue from two new customer contracts, one of which was North American and one of which was international.

Cost of Raw Materials Shipments. The Cost of Raw Materials Shipments increased 63.7% in the first quarter of 2010, compared to the first quarter of 2009, due to an increase in the market price and volume of raw materials we procured for our customers in our raw materials procurement activities. The average composite price of Number One Heavy Melt Scrap, an indicative grade of ferrous scrap, was $308 per ton during the first quarter of 2010, compared to $185 per ton in the first quarter of 2009.

Revenue After Raw Materials Costs. Revenue After Raw Materials Costs increased $21.2 million, or 24.7%, in the first quarter of 2010, compared to the first quarter of 2009. The Revenue After Raw Materials Costs for our Mill Services Group increased $21.7 million, or 29.5%, in the first quarter of 2010, compared to the first quarter of 2009. Our Mill Services Group’s Service Revenue increased $20.2 million as a result of increases in steel production by our customers and $1.4 million of additional Service Revenue from new contracts. The remaining increase in our Mill Services Group’s Revenue After Raw Materials Costs of $1.5 million resulted from increased volume and margins at our location where we buy, process and sell scrap for our own account.

The Revenue After Raw Materials Costs for our Raw Material and Optimization Group in the first quarter of 2010 declined $0.6 million or 4.9% from the first quarter of 2009, to $11.4 million. Although the volume of raw materials we procured for our customers increased approximately 30% from 1.7 million tons in the first quarter of 2009 to 2.2 million tons in the first quarter of 2010, the aggregate margins we derived from our raw materials procurement activities declined as there were more export opportunities available with higher per ton margins in the first quarter of 2009 than there were in the first quarter of 2010.

Site Operating Costs. Site Operating Costs are primarily the costs incurred by our Mill Services Group in providing services to our customers. During the first quarter of 2010, the volume of steel produced by our customers increased and, accordingly, we generated 28.7% more Service Revenue than we had in the first quarter of 2009. Site Operating Costs are largely variable, and they increased 23.9% in the first quarter of 2010, compared to the first quarter 2009, as we incurred the employee, repair and maintenance, fuel and operating supplies costs necessary to respond to customers’ increased volumes.

Selling, General and Administrative Expenses. Selling, General and Administrative Expenses for the first quarter of 2010 were $11.9 million, compared to $11.3 million in the first quarter of 2009, an increase of $0.6 million or 5.4%. The increase resulted primarily from an increase in expenses for incentive-based compensation, which were $0.8 million greater in the first quarter of 2010 due to our improved operating performance.

Adjusted EBITDA. Adjusted EBITDA for the first quarter of 2010 was $25.9 million, compared to $18.6 million for the first quarter of 2009, an increase of $7.3 million or 39.0%. Our results were positively impacted by improvements in North American and international steel production volumes, as well as our continued success controlling Site Operating Costs and Selling, General and Administrative Expenses.

Our Mill Services Group’s Adjusted EBITDA increased $9.7 million or 63.2%, to $25.1 million. The steel production volume of the customers of our Mill Services Group increased approximately 25%. In addition, two new contracts, one North American and one international, contributed $0.5 million of additional Adjusted EBITDA.

Our Raw Material and Optimization Group’s Adjusted EBITDA declined $0.7 million or 8.9% to $7.6 million. The decrease was driven primarily by margins on our raw materials procurement activities. Per ton margins on those shipments declined by approximately 29.5%, as there were more export opportunities available with higher per ton margins in the first quarter of 2009 than there were during the first quarter of 2010. Our optimization services contributed $0.7 million of additional Adjusted EBITDA due to new optimization contracts and an increase in volume of steel produced by customers of our optimization services.

Our Administrative segment’s expenses increased $1.7 million, or 33.6%, driven primarily by an increase in incentive compensation and favorable insurance cost-related adjustments in the first quarter of 2009 that did not recur in the first quarter of 2010.

Adjusted EBITDA Margin. Our Adjusted EBITDA Margin increased from 21.7% in the first quarter of 2009 to 24.2% in the first quarter of 2010. Our Revenue After Raw Materials Costs increased 24.7%, our Site Operating Costs increased 23.9% and our Selling, General and Administrative Expenses increased only 5.4%.

Depreciation and Amortization. Depreciation expense during the first quarter of 2010 was $12.9 million, compared to $14.7 million in the first quarter of 2009, a decrease of approximately $1.8 million or 12.3%. $0.7 million of the decrease occurred due to a portion of the asset step-up associated with the Onex Acquisition being fully depreciated in 2009. In addition, lower capital expenditures during the economic downturn contributed to the year-over-year decrease. Amortization expense of $3.1 million for the first quarter of 2010 was comparable to that incurred in the first quarter of 2009.

Interest Expense, Net. Interest Expense, Net for the first quarter of 2010 increased $0.7 million or 6.9% from the first quarter of 2009. The increase was driven by $0.9 million of additional interest expense on our series 2008 promissory notes, the full balance of which were not outstanding for the full first quarter of 2009.

Income Tax Expense/Benefit. Income Tax Expense for the first quarter of 2010 was $1.0 million. The annualized projected effective tax rate for the quarter is calculated based on projected annual income, adjusted for valuation allowances on foreign losses, and annualized permanent adjustments. The projected permanent adjustments, primarily foreign deemed dividends, are in aggregate larger than the projected annual pre-tax loss and creates pre-tax income for purposes of accounting for income taxes and a negative effective tax rate.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table sets forth each of the line items in our statement of operations for each of the periods indicated and the changes between the periods in terms of dollar amounts and percentage changes. The table also provides a reconciliation of Total Revenue to Revenue After Raw Materials Costs for each of the periods presented.

(dollars in thousands)	Year ended December 31,		Variances
	2008	2009	$	%
Statement of Operations Data:
Revenue:
Revenue from Sale of Materials	$2,595,608	$986,304	$(1,609,304)	-62.0%
Service Revenue	387,305	312,035	(75,270)	-19.4%

Total Revenue	2,982,913	1,298,339	(1,684,574)	-56.5%
Costs and Expenses:
Cost of Raw Materials Shipments	2,515,425	939,993	(1,575,432)	-62.6%
Site Operating Costs	298,394	233,120	(65,274)	-21.9%
Selling, General and Administrative Expenses	56,750	44,638	(12,112)	-21.3%
Provision for (Recovery of) Bad Debts	9,166	(5,419)	(14,585)	—
Provision for Transition Agreement	—	2,243	2,243	—
Depreciation and Amortization	73,080	69,760	(3,320)	-4.5%

Total Costs and Expenses	2,952,815	1,284,335	(1,668,480)	-56.5%

Income from Operations	30,098	14,004	(16,094)	-53.5%
Gain on Early Extinguishment of Debt	—	1,505	1,505	—
Goodwill Impairment	—	(55,000)	(55,000)	—
Disposition of Cumulative Translation Adjustment	—	(1,560)	(1,560)	—
Interest Expense, Net	(38,079)	(44,825)	(6,746)	17.7%

Income (Loss) Before Income Taxes	(7,981)	(85,876)	(77,895)	-976.0%
Income Tax Benefit	1,891	6,885	4,994	264.1%

Net Loss	$(6,090)	$(78,991)	$(72,901)	-1197.1%

Other Financial Data:
Revenue After Raw Materials Costs:

Consolidated:
Total Revenue	$2,982,913	$1,298,339	$(1,684,574)
Cost of Raw Materials Shipments	(2,515,425)	(939,993)	1,575,432

Revenue After Raw Materials Costs	$467,488	$358,346	$(109,142)	-23.3%

Mill Services Group:
Total Revenue	$530,691	$377,824	$(152,867)
Cost of Raw Materials Shipments	(127,462)	(59,159)	68,303

Revenue After Raw Materials Costs	$403,229	$318,665	$(84,564)	-21.0%

Raw Material and Optimization Group:
Total Revenue	$2,452,222	$920,515	$(1,531,707)
Cost of Raw Materials Shipments	(2,387,963)	(880,834)	1,507,129

Revenue After Raw Materials Costs	$64,259	$39,681	$(24,578)	-38.2%

Adjusted EBITDA:
Net Loss	$(6,090)	$(78,991)	$(72,901)
Income Tax Benefit	(1,891)	(6,885)	(4,994)
Interest Expense, Net	38,079	44,825	6,746
Depreciation and Amortization	73,080	69,760	(3,320)
Goodwill Impairment	—	55,000	55,000
Gain on Early Extinguishment of Debt	—	(1,505)	(1,505)
Disposition of Cumulative Translation Adjustment	—	1,560	1,560

Adjusted EBITDA	$103,178	$83,764	$(19,414)	-18.8%

Adjusted EBITDA by Operating Segment:
Mill Services Group	$93,454	$78,097	$(15,357)	-16.4%
Raw Material and Optimization Group	42,340	31,655	(10,685)	-25.2%
Administrative Expenses	(32,616)	(25,988)	6,628	-20.3%

Adjusted EBITDA	$103,178	$83,764	$(19,414)	-18.8%

Adjusted EBITDA Margin	22.1%	23.4%

Revenue from Sale of Materials. Revenue from Sale of Materials was $986.3 million in 2009, compared to $2,595.6 million in 2008. Revenue from Sale of Materials is primarily generated by our raw materials procurement activities, which produced $915.6 million or 93% of Revenue from Sale of Materials in 2009, and $2,445.2 million or 94% of Revenue from Sale of Materials in 2008. The remaining Revenue from Sale of Materials of $70.7 million in 2009 and $150.4 million in 2008 is generated by our Mill Services Group location where we buy, process and sell raw materials for our own account.

Revenue from Sale of Materials declined 62.0% in 2009, compared to 2008, as the market price and volume of raw materials we procured for our customers declined due to the global economic crisis and resulting decrease in demand for steel in North America and worldwide. Our Cost of Raw Materials Shipments declined by a similar percentage, 62.6%. The same decreases in market price and volume that caused lower Revenue from Sale of Materials also resulted in lower costs to procure the materials.

Service Revenue. Service Revenue was $312.0 million in 2009, compared to $387.3 million in 2008. Service Revenue is primarily generated by our Mill Services Group, which produced $306.6 million and $380.3 million of Service Revenue in 2009 and 2008, respectively. The Mill Services Group accounted for approximately 98% of Service Revenue in each year, with the remainder generated by optimization services from our Raw Material and Optimization Group.

Our Service Revenue is largely generated on the basis of the volume of steel that our customers produce and the base monthly fees and tiered pricing arrangements that our contracts typically include. Due to the global economic crisis, the volume of steel produced by our customers declined by an unprecedented approximately 34% in 2009, compared to 2008, resulting in a 19.4% decline in our Service Revenue. The percentage decline in Service Revenue was less than the percentage decline in our customers’ production volumes due to base monthly fees and tiered pricing arrangements and an additional $33.8 million in revenue from customer sites and contracts added during 2008 and 2009, including:

•

four customer sites in the United Kingdom resulting from the acquisition of Hanson that were included in the full year of 2009 but only for a partial year in 2008, which contributed an additional $16.7 million of Service Revenue;

•	two new customer sites elsewhere in Europe where we began providing services in 2009, which contributed an additional $6.0 million of Service Revenue; and

•	three new customer sites in Latin America where we began providing services in late 2008 and early 2009, which contributed an additional $8.8 million of Service Revenue.

Cost of Raw Materials Shipments. The Cost of Raw Materials Shipments declined 62.6% in 2009, compared to 2008, due to a decrease in the market price and volume of raw materials we procured for our customers. The composite price of Number One Heavy Melt Scrap, an indicative grade of ferrous scrap, declined from a peak of $523 per ton in July of 2008 to a low of $99 per ton in November of 2008, a decrease of approximately 81%. The average price for 2009 was $207 per ton, compared to an average of $356 per ton in 2008.

Revenue After Raw Materials Costs. The Revenue After Raw Materials Costs for our Mill Services Group declined $84.6 million, or 21.0%, in 2009, compared to 2008. Our Mill Services Group’s Service Revenue declined $73.7 million as a result of reduced steel production by our customers, as discussed above under “Service Revenue.”

The remaining decline in our Mill Services Group’s Revenue After Raw Materials Costs of $10.9 million primarily resulted from reduced volume and margins at our location where we buy, process and sell scrap for our own account.

The Revenue After Raw Materials Costs for our Raw Material and Optimization Group declined $24.6 million or 38.2% from $64.3 million in 2008 to $39.7 million in 2009. The decrease was driven by our raw materials procurement activities, which experienced a $23.0 million decline as a result of the unprecedented decline in the volume of steel produced in North America and worldwide and the related decrease in demand for raw materials. In 2008 we procured 8.8 million tons of raw materials for our customers. That volume declined by approximately 24% to 6.7 million tons in 2009. Additionally, there were more export opportunities available with higher per ton margins in 2008 than there were in 2009. As a result, our aggregate per ton margins declined by approximately 21% from 2008 to 2009.

Site Operating Costs. Site Operating Costs primarily are the costs incurred by our Mill Services Group in providing services to their customers. During 2009, when Service Revenue declined 19.4% from 2008, we decreased Site Operating Costs by 21.9% as we worked to ensure that we reduced costs to help offset the revenue decline associated with lower steel production. In addition to lower fuel, lubricant and overtime costs as result of reduced operating rates, we decreased Site Operating Costs through: (1) an approximately 30% reduction of employees worldwide; (2) salary freezes and reductions; (3) the reorganization of certain employee benefit programs; (4) the restructuring of incentive compensation programs; and (5) the restructuring of insurance programs.

New customer sites, including those added via the Hanson acquisition, that generated $33.8 million of additional Service Revenue incurred $23.9 million of additional Site Operating Costs. Excluding the cost of these new sites, our Site Operating Costs decreased approximately 32%, in line with the approximately 34% decrease in the volume of steel produced by our Mill Services Group customers.

Selling, General and Administrative Expenses. Selling, General and Administrative Expenses for 2009 were $44.6 million, compared to $56.8 million in 2008, a decrease of $12.1 million or 21.3%. The decrease resulted primarily from cost savings measures we employed which resulted in wage and benefit savings of $2.8 million, travel and entertainment savings of $2.5 million and professional fee savings of $1.3 million, among other cost reductions. A $3.2 million reduction in performance-based incentive compensation also contributed to the decrease. Our cost reductions were generated primarily from: (1) an approximately 30% reduction of employees worldwide; (2) salary freezes and reductions; (3) the reorganization of certain employee benefit programs; (4) the restructuring of incentive compensation programs; (5) the restructuring of insurance programs; and (6) reductions of travel and entertainment expenses, professional fees, marketing costs and discretionary spending.

Provision for (Recovery of) Bad Debts. In 2009, we recorded a net recovery of bad debt of $5.4 million compared to a provision for bad debt of $9.2 million in 2008, a favorable change of $14.6 million. That change was mainly driven by a single large international sale of raw materials that shipped in the third quarter of 2008. Due to substantial changes in the industry that were occurring at that time, our customer was unable to make payments as scheduled, and we negotiated a reduction of the total payment and an extension of the time frame over which the customer would pay. In 2008, we recorded a bad debt provision of $8.8 million related to the shipment that included fully reserving $6.8 million of payments we negotiated to receive from our customer in 2009, as we were uncertain at that time about collectability of those payments. In 2009, our customer made the $6.8 million of scheduled payments, which resulted in us reversing the reserve and recording a recovery of bad debt for that amount. The net recovery of $5.4 million represents the $6.8 million recovery less a provision that resulted from our normal review of collectability of customer accounts.

Provision for Transition Agreement. Our former chief executive officer, Mr. Coslov, retired from his position in 2009, and is entitled to receive transition payments for two years, monthly compensation for his role as Non-Executive Chairman thereafter, as well as continuing health care benefits. A $2.2 million charge was recorded during the third quarter of 2009 related to transition payments to Mr. Coslov.

Adjusted EBITDA. Adjusted EBITDA for 2009 was $83.8 million compared to $103.2 million during 2008, a decrease of $19.4 million or 18.8%. The substantial decline in the volume of worldwide steel production in 2008 and 2009 contributed to a decline in our Revenue After Raw Materials Costs of $109.1 million. However, we were able to substantially mitigate the impact of the lost Revenue After Raw Materials Costs on our Adjusted EBITDA by reducing our Site Operating Costs and Selling, General and Administrative Expenses by $77.4 million in 2009, compared to 2008 due to our highly variable operating cost structure and aggressive reductions of our overhead and administrative costs. The additional Adjusted EBITDA created by new contracts and the favorable impact of recovery of bad debts also helped to lessen the decline in our Adjusted EBITDA.

Our Mill Services Group’s Adjusted EBITDA declined $15.4 million or 16.4% to $78.1 million. The steel production volume of our Mill Services Group customers declined approximately 34%. The segment’s Adjusted EBITDA would have decreased $23.2 million or approximately 25%, but new customer sites contributed $7.9 million of additional EBITDA, with $7.7 million resulting from new international customer sites. Four new customer sites were added in the United Kingdom via the acquisition of Hanson, and we added contracts at two new customer sites elsewhere in Europe and three new customer sites in Latin America.

Our Raw Material and Optimization Group’s Adjusted EBITDA declined $10.7 million, or 25.2% in 2009 compared to 2008 as the unprecedented decline in the volume of steel production adversely impacted our raw materials procurement activities and our optimization services. Adjusted EBITDA from our raw materials procurement activities generated $29.5 million of Adjusted EBITDA in 2009, a decrease of $9.7 million from 2008. The volume of raw materials we procured for our customers declined approximately 24% and the per ton margins we generated on those shipments declined approximately 21% as there were more export opportunities available with higher per ton margins in 2008 than there were in 2009. The Adjusted EBITDA from our raw materials procurement activity was favorably affected by $1.1 million of costs savings including $0.9 million of travel and entertainment expenses. The 2009 net recovery of bad debt, compared to the 2008 provision for bad debt, also favorably impacted the Raw Material and Optimization Group’s Adjusted EBITDA. Adjusted EBITDA from our optimization services declined $1.0 million to $2.1 million in 2009 as the volume of scrap consumed by customers of the service declined approximately 27%.

Our Administrative Expenses decreased $6.6 million or 20.3% in 2009 due primarily to cost savings measures we employed, which resulted in wage and benefit savings of $2.2 million, travel and entertainment savings of $0.8 million and professional fee savings of $0.7 million. A $3.2 million decrease in incentive-based compensation also contributed to the decrease. Additional savings were generally offset by the $2.2 million provision for the transition agreement of our former Chief Executive Officer.

Adjusted EBITDA Margin. Our Adjusted EBITDA Margin increased from 22.1% in 2008 to 23.4% in 2009. Though our Revenue After Raw Materials Costs declined by 23.3%, that decline was mitigated by our highly variable cost structure and our overhead and administrative cost savings, which resulted in our Site Operating Costs and Selling, General and Administrative Expenses declining by 21.8%. Those cost savings, in combination with the favorable impact from the recovery of bad debt, resulted in the increase in our Adjusted EBITDA Margin.

Depreciation and Amortization. Depreciation expense during 2009 was $57.6 million, compared to $61.1 million in 2008, a decrease of $3.5 million or 5.8%. The decrease was primarily the result of a decrease in depreciation, associated with the increase in fair value related to the Onex Acquisition in 2007 as some of the stepped up amount fully depreciated after two years. Amortization expense of $12.2 million in 2009 was $0.2 million greater than that incurred in 2008 due primarily to amortization of intangible assets acquired in the Hanson acquisition.

Gain on Debt Extinguishment. In April 2009, we acquired $2.0 million of face value of our senior subordinated notes due 2015 for a cash payment of $0.4 million. We wrote off $0.1 million of related unamortized deferred debt issuance costs and recorded $1.5 million gain related to the transaction.

Goodwill Impairment Charge. During the second quarter of 2009, largely as a result of a change in our forecast and the continuing global economic and steel industry downturn, we recorded a $55.0 million Goodwill

Impairment charge related to the goodwill allocated to our Mill Services Group. There was no charge related to the goodwill allocated to our Raw Material and Optimization Group and there was no corresponding charge in 2008. See “—Application of Critical Accounting Policies—Goodwill and Other Intangible Assets.”

Disposition of Cumulative Translation Adjustment. In 2009, we ceased activity in one of our foreign subsidiaries and as a result recorded a non-cash charge of $1.6 million as amounts that were previously recorded in our cumulative translation adjustment were reclassified to our statement of operations. See “—Application of Critical Accounting Policies—Foreign Currency Translation.”

Interest Expense, Net. Interest Expense, Net for 2009 was $44.8 million, compared to $38.1 million during 2008, an increase of $6.7 million or 17.7%. The increase resulted primarily from the issuance of our series 2008 promissory notes on which we incurred $7.5 million of non-cash Interest Expense, Net in 2009, compared to $0.2 million in 2008. This $7.3 million increase was partially offset by decreases resulting from lower interest rates on our variable term debt.

Income Tax Benefit. The Income Tax Benefit for 2009 was $6.9 million or 8.0% of our pre-tax loss, compared to a $1.9 million benefit or 23.7% of our pre-tax loss during 2008. The lower effective rate resulted primarily from the Goodwill Impairment charge as the related tax benefit was minimal. In addition, the benefit of net operating losses in certain states and foreign entities was minimized by valuation allowances we recorded against those net operating losses in certain jurisdictions where there was some question as to the ability to realize those assets.

Year ended December 31, 2008 compared to non-GAAP combined year ended December 31, 2007

As a result of the Onex Acquisition and the resulting change in ownership, under GAAP we are required to present separately in our 2007 statements our operating results for the Predecessor Company period from January 1, 2007 to January 25, 2007 and the Successor Company period from January 26, 2007 to December 31, 2007. Due to the different accounting periods created in 2007, we believe that presenting our 2007 results on an arithmetically combined basis provides a more useful presentation. We therefore present our 2007 results on a ‘non-GAAP combined’ basis, referring to the arithmetic sum of our Predecessor Company period and Successor Company period in 2007, without giving effect to the purchase accounting for the period, cost savings, interest expense or other pro forma adjustments resulting from the Onex Acquisition, which we believe are not material to understanding our operating results and trends. Moreover, any such adjustments would apply only to the 25-day period from January 1, 2007 to January 25, 2007. This presentation will not be indicative of future results. See “—Impact of the Onex Acquisition on Comparability of Results.” We believe that such comparisons are useful in evaluating our financial performance. Hereafter in this section, when we refer to 2007 it is a reference to the non-GAAP combined results for 2007.

During the first nine months of 2008, steel production levels of our customers were strong, reflecting an average U.S. steel capacity utilization rate of 89%. However, beginning in the fall of 2008, the global economy entered a severe recession, which dramatically impacted our customers and their production volumes and in turn adversely affected our results of operations in late 2008. However, overall, our operating performance, measured on an Adjusted EBITDA basis, improved in 2008, compared to non-GAAP combined 2007, but that improvement was generated in the first nine months of 2008. We also gained market share in 2008 by winning several new contracts.

The following table sets forth each of the line items in our statement of operations for each of the periods indicated and the changes between the periods in terms of dollar amounts and percentage changes. The table also provides a reconciliation of Total Revenue to Revenue After Raw Materials Costs for each of the periods presented.

(dollars in thousands)	Predecessor Company Period from Jan 1 to January 25, 2007	Successor Company Period from Jan 26 to December 31, 2007	Non-GAAP Year ended December 31, 2007	Successor Company Year ended December 31, 2008	Variances
					$	%
Statement of Operations Data:
Revenue:
Revenue from Sale of Materials	$74,592	$1,236,778	$1,311,370	$2,595,608	$1,284,238	97.9%
Service Revenue	20,569	338,109	358,678	387,305	28,627	8.0%

Total Revenue	95,161	1,574,887	1,670,048	2,982,913	1,312,865	78.6%
Costs and Expenses:
Cost of Raw Materials Shipments	71,629	1,188,011	1,259,640	2,515,425	1,255,785	99.7%
Site Operating Costs	17,916	248,987	266,903	298,394	31,491	11.8%
Selling, General and Administrative Expenses	4,988	45,686	50,674	56,750	6,076	12.0%
Provision for Bad Debt	4	455	459	9,166	8,707	1,896.9%
Compensation and Other Expenses Associated with Business Combination	18,631	—	18,631	—	(18,631)	—
Depreciation and Amortization	3,794	70,384	74,178	73,080	(1,098)	-1.5%

Total Costs and Expenses	116,962	1,553,513	1,670,485	2,952,815	1,282,330	76.8%

Income (Loss) from Operations	(21,801)	21,374	(437)	30,098	30,535	—
Other Income, Net	613	—	613	—	(613)	—
Interest Expense, Net	(2,483)	(38,211)	(40,694)	(38,079)	2,615	-6.4%

Income (Loss) Before Income Taxes	(23,671)	(16,837)	(40,518)	(7,981)	32,537	80.3%
Income Tax Benefit	10,423	6,928	17,351	1,891	(15,460)	-89.1%

Net Loss	$(13,248)	$(9,909)	$(23,167)	$(6,090)	$17,077	73.7%

Other Financial Data:
Revenue After Raw Materials Costs:

Consolidated:
Total Revenue	$95,161	$1,574,887	$1,670,048	$2,982,913	$1,312,865
Cost of Raw Materials Shipments	(71,629)	(1,188,011)	(1,259,640)	(2,515,425)	(1,255,785)

Revenue After Raw Materials Costs	$23,532	$386,876	$410,408	$467,488	$57,080	13.9%

Mill Services Group:
Total Revenue	$25,149	$424,326	$449,475	$530,691	$81,216
Cost of Raw Materials Shipments	(3,773)	(78,898)	(82,671)	(127,462)	(44,791)

Revenue After Raw Materials Costs	$21,376	$345,428	$366,804	$403,229	$36,425	9.9%

Raw Material and Optimization Group:
Total Revenue	$70,012	$1,150,561	$1,220,573	$2,452,222	$1,231,649
Cost of Raw Materials Shipments	(67,856)	(1,109,113)	(1,176,969)	(2,387,963)	(1,210,994)

Revenue After Raw Materials Costs	$2,156	$41,448	$43,604	$64,259	$20,655	47.4%

(dollars in thousands)	Predecessor Company Period from Jan 1 to January 25, 2007	Successor Company Period from Jan 26 to December 31, 2007	Non-GAAP Year ended December 31, 2007	Successor Company Year ended December 31, 2008	Variances
					$	%
Adjusted EBITDA:
Net Loss	$(13,248)	$(9,909)	$(23,167)	$(6,090)	$17,077
Income Tax Benefit	(10,423)	(6,928)	(17,351)	(1,891)	15,460
Interest Expense, Net	2,483	38,211	40,694	38,079	(2,615)
Depreciation and Amortization	3,794	70,384	74,178	73,080	(1,098)
Compensation and Other Expenses Associated with Business Combination	18,631	—	18,631	—	(18,631)
Other Income, Net	(613)	—	(613)	—	613

Adjusted EBITDA	$624	$91,758	$92,372	$103,178	$10,806	11.7%

Adjusted EBITDA by Operating Segment:
Mill Services Group	$2,255	$90,283	$92,538	$93,454	$916	1.0%
Raw Material and Optimization Group	731	30,913	31,644	42,340	10,696	33.8%
Administrative Expenses	(2,362)	(29,438)	(31,810)	(32,616)	(806)	2.6%

Adjusted EBITDA	$624	$91,758	$92,372	$103,178	$10,806	11.7%

Adjusted EBITDA Margin	2.7%	23.7%	22.5%	22.1%

Revenue from Sale of Materials. Revenue from Sale of Materials was $2,595.6 million in 2008 compared to $1,311.4 million in 2007. Revenue from Sale of Materials is primarily generated from raw materials procurement activities, which produced $2,445.2 million, or approximately 94% of Revenue from Sale of Materials in 2008 and $1,215.0 million, or approximately 93% in 2007. The remaining Revenue from Sale of Materials of $150.4 million in 2008 and $96.4 million in 2007 was generated by our Mill Services Group location where we buy, process and sell raw materials for our own account.

Revenue from Sale of Materials increased 97.9% in 2008, compared to 2007, as the market price and volume of raw materials we procured for our customers increased markedly as strong steel production during the first nine months of 2008 drove increased demand for raw materials. Our Cost of Raw Materials Shipments increased by a similar percentage, 99.7%. The same increases in market price and volume that caused greater Revenue from Sale of Materials also resulted in higher costs to procure the materials.

Service Revenue. Service Revenue was $387.3 million in 2008, compared to $358.7 million in 2007. Service Revenue is primarily generated by our Mill Services Group, which produced $380.3 million and $353.1 million of Service Revenue in 2008 and 2007, respectively. Our Mill Services Group accounted for approximately 98% of Service Revenue in each year, with the remainder being generated by optimization services from our Raw Material and Optimization Group.

Steel production volumes were strong for the first nine months of 2008 and greater than those in the comparable period in 2007. However, the economic downturn greatly affected steel production in the fourth quarter of 2008, leading to a substantial decline in the volume of steel produced in the last three months of 2008 and in the first quarter of 2009. Despite the fourth quarter decline, the volume of steel our customers produced in 2008 was comparable to the volume they produced in 2007. Our Service Revenue increased by 8.0%, driven by new contracts and some significant changes at existing customer sites, including:

•

four customer sites in the United Kingdom, resulting from the acquisition of Hanson, that contributed an additional $12.2 million of additional Service Revenue from the date we acquired Hanson through December 31, 2008;

•

customer sites elsewhere in Europe that contributed $5.6 million of additional Service Revenue in 2008, including $2.8 million from a new contract at an existing customer site where we began providing service in late 2007 and $1.1 million of additional Service Revenue from a new site where we began providing service in the mid-2007;

•	two new customer sites in Latin America where we began providing services in late 2008, which contributed an additional $1.9 million in Service Revenue; and

•	two customer sites in North America where contractual changes and volume increases resulted in an additional $7.0 million of Service Revenue.

Cost of Raw Materials Shipments. The Cost of Raw Materials Shipments increased 99.7% in 2008, compared to 2007, due to an increase in the market price and volume of raw materials we procured for our customers. The composite price of Number One Heavy Melt Scrap, an indicative grade of ferrous scrap, averaged $356 per ton in 2008 compared to $256 per ton in 2007. The average price for the first nine months of 2008 was even higher, at $419 per ton, but a precipitous price decline in the fourth quarter of 2008 brought the average down for the year. Similarly, our shipments declined in the fourth quarter of 2008, as only approximately 17% of the tons shipped in our raw materials procurement activities during 2008 occurred in the fourth quarter of 2008.

Revenue After Raw Materials Costs. The Revenue After Raw Materials Costs for our Mill Services Group increased $36.4 million or approximately 9.9% in 2008, compared to 2007. The increase was largely driven by $19.7 million of additional Service Revenue from new international sites, including those associated with the Hanson acquisition, and $7.0 million from significant charges on two North American sites. Our Mill Services Group location where we buy, process and sell scrap for our own account contributed an additional $9.5 million of Revenue After Raw Materials Costs as the strong market that existed for the first nine months of 2008 enabled us to generate higher margins in that operation.

The Revenue After Raw Materials Costs for our Raw Material and Optimization Group increased $20.7 million or 47.4%, from $43.6 million in 2007 to $64.3 million in 2008. This was driven by a $19.0 million, or approximately 49%, increase from our raw materials procurement activities. In 2007, we procured approximately 7.9 million tons of raw materials for our customers. That volume increased approximately 11% to 8.8 million tons in 2008 due in part to taking advantage of opportunities in a strong market for raw materials and also due to efforts to expand our raw materials procurement business, particularly internationally. The margins we derived from our raw materials procurement activities also increased by approximately 34% as some opportunities were available for higher margin sales in 2008.

Site Operating Costs. Site Operating Costs primarily are the costs incurred by our Mill Services Group in providing services to its customers. During 2008, when Service Revenue increased from 2007, Site Operating Costs also increased by $31.5 million or 11.8%.

A portion of the increase in Site Operating Costs was incurred at customers sites and on contracts that generated increased Service Revenue in 2008 including:

•	$10.3 million of Site Operating Costs incurred by Hanson, which contributed $12.2 million of Service Revenue;

•	$3.5 million of Site Operating Costs at European customer sites that contributed $5.6 million of Service Revenue; and

•	$4.9 million of additional site operating costs at two customer sites in North America where changes in contracts and operations helped to generate $7.0 million of Service Revenue.

Additionally, fuel and petroleum-related costs increased $7.5 million largely due to higher fuel prices. Our service contracts typically include provisions for price adjustments based on changes in fuel and other costs, but there can be a lag between the increase in the price of commodities and when we receive the related increase in our service fees. Labor-related costs also increased approximately $3.1 million.

Selling, General and Administrative Expenses. Our Selling, General and Administrative Expenses in 2008 were $56.8 million, compared to $50.7 million for non-GAAP combined 2007, an increase of $6.1 million or 12.0%. Performance-based compensation costs increased $0.8 million. Our raw materials procurement activities incurred $2.2 million of additional Selling, General and Administrative Expenses comprised mainly of salaries, fringe benefits and travel costs, which were largely related to our efforts to expand our raw materials procurement activities internationally. Other salaries and wages and certain fringe benefit costs also increased $0.8 million, and professional fees increased $0.5 million.

Provision for Bad Debt. In 2008, we recorded an $8.8 million provision for bad debt related to a single large international sale of raw materials. When the customer failed to make payment as scheduled due to substantial changes in the industry that were occurring at the time, we wrote off $2.0 million of the related receivable and we negotiated an extended payment arrangement for the remainder. The arrangement included $6.8 million that was paid in 2009, but as of December 31, 2008, we had fully reserved the amount due to uncertainty as to its collectability at that time.

Compensation and Other Expenses Associated With Business Combination. The compensation and other expenses associated with the business combination the Predecessor Company incurred during the period from January 1, 2007 to January 25, 2007 were specifically related to the Onex Acquisition and are not recurring. They consisted of $16.3 million recognized in connection with the changes to, and the subsequent cancellation of, the Predecessor Company’s stock option plan, $1.3 million in associated fringe benefit costs and $1.0 million of costs associated with the Onex Acquisition (primarily legal fees) that were not reimbursed in the Onex Acquisition and were therefore charged to the Predecessor Company’s operations.

Adjusted EBITDA. Adjusted EBITDA for 2008 was $103.2 million, compared to $92.4 million for 2007, an increase of $10.8 million or 11.7%. During the first three quarters of 2008, steel industry production volumes were quite strong before falling dramatically in the fourth quarter of 2008. The strong production during the first three quarters resulted in additional Service Revenue and Adjusted EBITDA generated by our Mill Services Group and a substantial increase in the volume of raw materials that we procured for our customers in our Raw Material and Optimization Group. For the full year, our Mill Services Group’s Adjusted EBITDA increased $0.9 million as a portion of the additional Adjusted EBITDA that we generated over the first nine months of 2008 was offset by a sharp decline in the fourth quarter of 2008. The Adjusted EBITDA generated by our Raw Material and Optimization Group increased $10.7 million despite a decline in the fourth quarter because the volume of raw materials we procured for our customers and the opportunities for increased per ton margin sales we realized in the first nine months of 2008 were significantly greater than in the comparative period in 2007.

The Adjusted EBITDA generated by our Mill Services Group increased $0.9 million despite an overall decrease of approximately 5% in the volume of steel produced by our customers as the steel industry declined sharply in the fourth quarter of 2008. An increase in our international business and some significant changes in operations at two North American customer sites offset the impact of the decline in our customers’ steel production. Our European operations, including those acquired in the Hanson acquisition, generated $2.9 million of additional Adjusted EBITDA, and two new Latin American customer sites generated $0.4 million of additional Adjusted EBITDA. We also generated $5.9 million of additional Adjusted EBITDA at our location where we buy, process and sell scrap for our own account as we capitalized on opportunities for increased volume and margin during the first nine months of 2008. Our Mill Services Group incurred $4.7 million of additional overhead and administrative costs in 2008 related to establishing our infrastructure in Europe and Latin America.

Our Raw Material and Optimization Group’s Adjusted EBITDA increased $10.7 million or 33.8% as the volume of steel produced during the first nine months of 2008 and our efforts to expand the global reach of our raw materials procurement activities led to an approximately 11% increase in the volume of raw materials we procured for our customers. We also increased our per ton margin by approximately 34% as we realized some opportunities for higher per ton margin shipments. The increases related to the volume and margin of our procurement activities generated $19.0 million of additional Revenue After Raw Materials Costs, partially offset by $2.2 million of additional Selling, General and Administrative Expenses that helped us expand the global reach of our procurement activities, and by $9.2 million of bad debt expense, $8.8 million of which was related to a single shipment. Our optimization services generated $0.6 million of additional Adjusted EBITDA, largely from three new customer sites.

Expenses incurred by our administrative group were $32.6 million in 2008, compared to the $31.8 million incurred during 2007, an increase of $0.8 million or 2.6%. During 2008 we incurred additional legal, accounting and other professional services costs related to establishing administrative infrastructure at new international locations.

Adjusted EBITDA Margin. Our Adjusted EBITDA Margin decreased from 22.5% in 2007 to 22.1% in 2008. Our Revenue After Raw Materials Costs increased 13.9%, and our Site Operating Costs, which are highly variable, and Selling, General and Administrative Expenses increased 11.8%. Though the percentage increase in our Revenue After Raw Materials Costs was greater than the percentage increase in our Site Operating Costs and Selling, General and Administrative Expenses, our Adjusted EBITDA Margin was negatively affected by an $8.7 million increase in our Provision for Bad Debts that was largely the result of a single transaction.

Depreciation and Amortization. Depreciation expense in 2008 was $61.1 million, compared to $62.5 million for non-GAAP combined 2007, a decrease of $1.4 million or 2.2%. Amortization expense in 2008 was $11.9 million, compared to $11.7 million for non-GAAP combined 2007, an increase of 2.2%.

Interest Expense, Net. Interest Expense, Net in 2008 was $38.1 million, compared to $40.7 million for non-GAAP combined 2007, a decrease of $2.6 million or 6.4%. The decrease was driven by lower average outstanding revolving debt levels and a decrease in underlying rates on our variable rate debt. We issued $13.1 million of series 2008 promissory notes in November and December of 2008, but only incurred $0.2 million in interest on those notes in 2008.

Other Income. In November 2006, the Predecessor Company terminated its then outstanding interest rate swap agreements, received cash proceeds of $1.1 million and recorded a credit to other comprehensive income related to the proceeds. A portion of those proceeds was amortized as a reduction of Interest Expense in the fourth quarter of 2006 and in the period from January 1, 2007 to January 25, 2007. Immediately prior to the Onex Acquisition, we recognized a gain of $0.6 million in current earnings, reducing the amount that remained in accumulated other comprehensive income related to the termination of the Predecessor Company’s interest rate swap agreements.

Income Tax Benefit. The Income Tax Benefit in 2008 was $1.9 million or 23.6% of our pre-tax loss, compared to a $17.4 million benefit or 42.8% in 2007. Our effective tax rate was lower largely because the tax benefit of losses in certain states and foreign countries was minimized by a $1.0 million valuation allowance we recorded against the related net operating loss carry forwards in certain jurisdictions where there is uncertainty about our ability to utilize the net operating loss carry forwards.

Liquidity and Capital Resources

On March 31, 2010 we had excess availability under our senior secured ABL facility of $142.7 million and $8.8 million of cash on our balance sheet. Our excess availability consisted of $165.0 million, the maximum amount of the facility, less outstanding revolving borrowings of $22.3 million. This compares to excess availability of $124.3 million as of December 31, 2009 and $41.5 million as of December 31, 2008. We believe that cash flow from operations, together with availability under our senior secured ABL facility, will be sufficient to fund our near term operating, capital and debt service requirements.

The availability under our senior secured ABL facility is capped at the lower of the $165.0 million size of the facility and our borrowing base, consisting of specified percentages of trade receivables and inventory. As a result of the global economic crisis, North American steel production declined precipitously in the fourth quarter of 2008 and the first quarter of 2009. Steel producers responded by idling capacity to better align supply with demand, preserve liquidity and reduce costs. The sharp decrease in activity significantly reduced the volumes and the selling prices of raw materials we procured on behalf of and sold to our customers, which caused the collateral for our borrowing base to decrease. In order to strengthen our liquidity in the fourth quarter of 2008 and throughout 2009, we quickly reduced our cash operating costs, which are approximately 80% variable, and carefully managed our Maintenance Capital Expenditures. Additionally, we issued $51.8 million of series 2008 promissory notes in the fourth quarter of 2008 and during 2009, using the proceeds to: (1) partially repay senior secured ABL facility borrowings incurred for the acquisition of Hanson and certain Growth Capital Expenditures which had occurred in the third and fourth quarters of 2008; (2) directly fund Growth Capital Expenditures in 2009 related to new contracts awarded to us in 2008 in certain international jurisdictions; and (3) bolster our general liquidity.

Despite low industry capacity utilization rates, we generated Free Cash Flow of $69.3 million in 2009 that we used to reduce our outstanding senior secured ABL borrowings by $41.9 million to $4.0 million. As industry conditions and steel production volumes slowly but consistently improved during the last nine months of 2009, our borrowing base increased by $29.4 million. Collectively, our Free Cash Flow generation and increased collateral for our borrowing base resulted in an $82.8 million increase in excess availability during 2009, reaching $124.3 million as of December 31, 2009.

In the first quarter of 2010, our borrowing base expanded such that it exceeded the total facility size of $165.0 million, and our outstanding borrowings under the senior secured ABL facility increased to $22.3 million, resulting in an $18.4 million increase in excess availability to $142.7 million of excess availability as of March 31, 2010. The increase in outstanding borrowings was primarily due to an increase in our working capital driven by temporary differences in the timing of collection of trade receivables and payment of trade payables.

During the first quarter of 2010, we used $23.4 million of cash on our balance sheet to pay $9.6 million of earned interest and retire $13.8 million of original principal related to our series 2008 promissory notes. As of March 31, 2010, the balance of our series 2008 promissory notes was $37.5 million. We intend to use a portion of the net proceeds received in connection with the offering contemplated by this prospectus to redeem in full our series 2008 promissory notes.

Cash Flow

The nature of our procurement activities is such that the amount we invest in inventories and our accounts receivable will significantly vary at any given point in time. Cash flow provided by operating activities in 2009 was $73.2 million, compared to $36.5 million in 2008, an increase of $36.7 million. The increase resulted primarily from working capital items which provided $25.0 million of cash in 2009 while using $21.8 million during 2008. While we actively manage the timing of collection of accounts receivable and payment of accounts payable, our working capital levels may fluctuate significantly over reporting periods based on the timing of large procurement transactions. Our working capital increased to $22.2 million as of March 31, 2010 due to significant procurement purchases for which payment is expected in the second quarter of 2010.

Net cash used in investing activities in 2009 was $36.1 million, consisting primarily of $23.2 million of Growth Capital Expenditures and $15.8 million of Maintenance Capital Expenditures, partially offset by $3.3 million of proceeds from the sale of equipment. In 2008, we spent $27.0 million on Growth Capital Expenditures and $35.9 million on Maintenance Capital Expenditures. These Capital Expenditures were the largest component of the $80.1 million we used in investing activities in 2008, which also included $16.1 million spent to acquire Hanson, $4.7 million of which was paid to escrow pending completion of certain performance milestones.

Net cash used by financing activities in 2009 was $13.1 million, which consisted of $51.2 million we used to reduce our long-term debt and revolving borrowings, partially offset by proceeds from the issuance of series 2008 promissory notes totaling $38.7 million. The funds raised by the series 2008 promissory notes were primarily used to help fund Growth Capital Expenditures and reduce outstanding borrowings.

In 2008, cash provided by financing activities totaled $47.5 million, which included a net draw under revolving credit facilities of $37.5 million offset by $3.1 million of scheduled principal payments on our term loan and capital leases. We also received $13.1 million of proceeds from the issuance of series 2008 promissory notes.

Working Capital

Our current assets and liabilities, particularly our accounts receivable, inventory and accounts payable, vary significantly with changes in underlying business conditions including the volume and price of raw materials we procure for our customers. The factors that impact our Revenue From Sale of Materials and our Cost of Raw Materials Shipments will typically impact our accounts receivable, inventory and accounts payable in comparable fashion. Generally, we expect that in periods when our Revenue From Sale of Materials is increasing, our Cost of Raw Materials Shipments will increase. In those periods we expect that our accounts receivable and accounts payable will have a related and offsetting increase and that, generally, any resulting impact to cash flows is temporary and not material. However, because of the purchasing scale of our raw material procurement business, changes in the timing of collection of receivables or payment of accounts payable can have significant, albeit temporary, impacts on our cash flow from operations in a period.

Additionally, because our accounts receivable and inventory comprise the collateral for our senior secured ABL facility, changes in those balances may affect the amount we are eligible to borrow under such facility. In periods when the volume and selling price of the raw materials we procure for our customers increase, we will usually experience increased accounts receivable and inventory balances and the amount available to be borrowed under the senior secured ABL facility may increase. Likewise, in periods when the volume and selling price of raw materials we procure for our customers decrease, we will usually experience decreased accounts receivable and inventory balances and the amount available to be borrowed under the senior secured ABL facility may decrease. Such decreases occurred during the fourth quarter of 2008 due to the precipitous decline in steel production volumes globally and we took several preemptive measures to ensure that we had adequate available liquidity, including reducing capital expenditures and raising funds through the issuance of our series 2008 promissory notes.

During the first quarter of 2010, our accounts receivable increased by $69.8 million, or 42%, and our inventory increased by $28.1 million, or 89%. The cash invested in these working capital assets was offset through an increase in accounts payables of $86.9 million, or 56%. The increases in these balances reflect increased volumes and selling prices of the raw materials we procured for our customers during the first quarter of 2010; there were no significant impacts from collectability or valuation issues. Compared to the fourth quarter of 2009, our Total Revenue increased $112.5 million, or 24%, and our Cost of Raw Materials Shipments and Site Operating Costs also increased by 29% and 6%, respectively reflecting increased activity in addition to the volume and selling price of the raw materials we procured. In the first quarter of 2010, we purchased an inventory of semi-finished steel products which we had agreed prior to our purchase to sell to a customer for an agreed upon price. This investment resulted in a temporary increase in our inventory balance as a portion of the sale of those products was not completed until the second quarter of 2010.

During 2009, our accounts receivable increased by $21.8 million and our inventory increased by $13.2 million. The cash invested in these working capital items was mitigated by an increase of $59.7 million in our accounts payable. Although Total Revenue in the fourth quarter of 2008 was greater than that experienced in the fourth quarter of 2009, the impact in accounts receivable, inventory and accounts payable was driven greatly by our Total Revenue in November and December of 2009 compared to the same two months in 2008 when we were most affected by the global economic crisis. During the last two months of 2009, we recorded $241.7 million of Total Revenue compared to $154.9 million during the last two months of 2008, or a 56% increase, and a $80.5 million increase in Cost of Raw Materials Shipments and a $4.0 million increase in Site Operating Costs, or 83% and 10%, respectively. This increase led to a corresponding increase in accounts receivable, inventory and accounts payable.

While we attempt to closely monitor and manage changes in working capital balances, because of the volume of transactions in our raw material procurement business, minor changes in the timing of collections and payments can have a significant, albeit temporary, impact on cash flow from operations. Additionally, as of March 31, 2010, our top ten customers accounted for 60% of our accounts receivable and during the twelve months ended March 31, 2010, our top ten customers accounts for 83% of our Revenue After Raw Materials Costs. The loss of any of our significant customers would adversely impact our results of operations and our ability to generate future cash flows from operations. The failure of any of these significant customers to pay existing receivables balances would likewise impact our results of operations and liquidity.

Capital Expenditures

In 2009, we had total Capital Expenditures of $37.6 million, and in the three months ending March 31, 2010, we had total Capital Expenditures of $9.3 million. While we cannot predict many of the factors that may affect our level of Capital Expenditures in 2010, such as new contracts, equipment usage and replacement, we anticipate Maintenance Capital Expenditures in 2010 for existing customer sites to be between $30 million and $35 million.

We separate our Capital Expenditures into two categories: (1) Growth Capital Expenditures and (2) Maintenance Capital Expenditures. Growth Capital Expenditures relate to the establishment of our operations at new customer sites, the performance of additional services or significant productivity improvements at existing customer sites. We incur Maintenance Capital Expenditures as part of our ongoing operations.

We incur Growth Capital Expenditures when we win a new contract. Our Mill Services Group’s contracts generally require that we acquire the capital equipment necessary to provide the service in advance of receiving revenue from the contract. In 2009, our Growth Capital Expenditures consisted primarily of $19.5 million invested related to new international contracts.

Maintenance Capital Expenditures generally include: (1) the cost of normal replacement of capital equipment used at existing sites on existing contracts; (2) additional capital expenditures made in connection with the extension of an existing contract; and (3) capital costs associated with acquiring previously leased equipment. Our Maintenance Capital Expenditures are highly variable because they are correlated to equipment utilization, which in turn is based on our customers’ production volumes. During 2009, as our customers’ production volumes declined, our equipment required less repair and replacement. Additionally, we optimized our asset utilization by relocating certain pieces of equipment to customer sites with higher production volumes. Our Maintenance Capital Expenditures were $36.1 million, $35.9 million and $15.8 million for 2007, 2008 and 2009, respectively.

Our senior secured credit facilities limit our annual Capital Expenditures to $57.5 million until 2010, after which time the annual limit will become $62.5 million, subject to a limited ability to carry over unused amounts and a limited ability to apply spending in any one year against the next year. Capital Expenditures that are financed by the proceeds of this offering or other sales of our class A common stock or class B common stock are not subject to the limitation.

Indebtedness

The following sets forth an overview of our indebtedness. We may from time to time seek to purchase or prepay our debt, whether by purchases on the open market, privately negotiated purchases, redemptions or otherwise.

At March 31, 2010, our total debt consisted of the following:

(dollars in thousands)	Current	Non-Current	Total
Senior secured ABL facility	$22,300	—	$22,300
Other revolving borrowings	386	—	386
Senior secured term loan credit facility	1,650	158,400	160,050
Senior subordinated notes	—	223,000	223,000
Series 2008 promissory notes	—	37,499	37,499
Capital leases and other	2,062	1,112	3,174

Total Debt	$26,398	$420,011	$446,409

We are currently in compliance with the financial covenants contained in our various debt instruments.

Senior Secured Asset-Based Revolving Credit Facility

Our senior secured ABL facility is available to us on a revolving basis and has a stated maturity of January 25, 2013. The maximum available commitments under the senior secured ABL facility are based on specified percentages of eligible accounts receivable and eligible inventory, subject to certain reserves, to be determined in accordance with the ABL loan agreement. The commitments under the senior secured ABL facility include sublimits for swingline loans and letters of credit, and they are initially comprised of $150.0 million of commitments under the LIFO Tranche and $15.0 million of commitments under the FILO Tranche. Subject to certain conditions, the commitments under both the FILO Tranche and the LIFO Tranche may be reduced or terminated at any time. As of March 31, 2010, we had total availability under the senior secured ABL facility of $165.0 million and excess availability of $142.7 million after reduction for the $22.3 million of borrowings then outstanding under the facility.

Our subsidiary, Tube City IMS Corporation, is the primary obligor under the senior secured ABL facility, which is guaranteed by our other domestic subsidiaries and certain of our foreign subsidiaries. It is secured by a first priority interest in the accounts receivable and inventory of Tube City IMS Corporation and our subsidiaries that are guarantors and a second priority interest in substantially all other assets of such entities, subject to certain exceptions and permitted liens.

The per annum interest we pay under the facility varies based on an underlying LIBOR or prime rate plus an applicable margin, with the FILO tranche carrying a higher margin than the LIFO tranche. As of March 31, 2010, the per annum interest rate applicable to the $22.3 million of outstanding borrowings under the senior secured ABL facility was 3.50%.

We pay a per annum participation fee in respect of outstanding letters of credit issued under our senior secured ABL facility in an amount equal to the margin applicable to loans made utilizing the LIFO Tranche or the FILO Tranche, as applicable. We also pay a fronting fee of 0.125% per annum with respect to each letter of credit.

We will also pay a commitment fee to each of the lenders under the senior secured ABL facility equal to 0.25% per annum on the unused portion of the commitments under the facility. In addition, we pay the agents and issuing banks customary administrative fees.

The senior secured ABL facility contains customary affirmative and negative covenants, including: (1) limitations on indebtedness; (2) limitations on liens and negative pledges; (3) limitations on investments, loans, advances and acquisitions; (4) limitations on capital expenditures; (5) limitations on dividends and other payments in respect of capital stock and payments or repayments of subordinated debt; (6) limitations on mergers, consolidations, liquidations and dissolutions; (7) limitations on sales of assets; (8) limitations on transactions with stockholders and affiliates; (9) limitations on sale and leaseback transactions; and (10) limitations on changes in lines of business. In addition, the senior secured ABL facility contains a consolidated fixed charge coverage covenant pursuant to which our fixed charge coverage ratio is not permitted to be less than 1.0 to 1.0 during any period where our excess availability under this facility is less than $15.0 million.

Term Loan Facility and Synthetic Letter of Credit Facility

Our senior secured credit facilities include a $165.0 million senior secured term loan credit facility and a $20.0 million senior secured synthetic letter of credit facility, under which $20 million was deposited by lenders to be used to collateralize and/or fund letters of credit under the senior secured term loan facility. At March 31, 2010, we had $18.2 million of outstanding letters of credit under the senior secured synthetic letter of credit facility.

The per annum interest rates under the term loan are variable based on, at our option, an underlying LIBOR or prime rate and a current applicable margin of 2.25%. However, as part of our overall strategy to reduce the volatility associated with variable rate debt, we are party to swap agreements with notional amounts totaling $80.0 million locking in fixed LIBOR averaging 2.25% from April 1, 2010 to March 31, 2012. As of March 31, 2010, the weighted average interest rate was 3.50%.

The senior secured term loan credit facility provides for amortization payments to become due in quarterly installments of $412,500 on the last day of each March, June, September and December through December 31, 2013. On January 25, 2014, the senior secured term loan credit facility will mature and all amounts outstanding thereunder shall be due in full.

The senior secured term loan credit facility contains affirmative and negative covenants, including limitations on dividends and other payments in respect of capital stock, but does not have any financial maintenance covenants. Our subsidiary, Tube City IMS Corporation, is the primary obligor under our senior secured term loan credit facility and the senior secured synthetic letter of credit facility are guaranteed by our subsidiaries that guarantee our senior secured ABL facility. The obligations are secured by a first priority interest in assets (other than accounts receivable and inventory) of Tube City IMS Corporation and our subsidiaries that are guarantors and a second priority interest in the accounts receivable and inventory of such entities, subject to certain exceptions and permitted liens.

Senior Subordinated Notes

The senior subordinated notes are unsecured obligations of our subsidiary, Tube City IMS Corporation and are guaranteed by us and certain of our subsidiaries. The senior subordinated notes and the related guarantees are subordinated in right of payment to all existing and future senior indebtedness of Tube City IMS Corporation and the guarantors. Interest on the notes accrues at the rate of 9.75% per annum and is payable semiannually in arrears on February 1 and August 1 of each year. The senior subordinated notes mature on February 1, 2015.

The indenture governing the senior subordinated notes contains customary affirmative and negative covenants, including, but not limited to, those restricting the ability of Tube City IMS Corporation and its restricted subsidiaries to: (1) incur additional indebtedness; (2) declare or pay dividends or make other distributions, or repurchase or redeem capital stock or other equity interests; (3) make investments; (4) sell certain assets, including equity interests of restricted subsidiaries; (5) enter into agreements restricting their ability to pay dividends; (6) consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; (7) enter into transactions with affiliates; and (8) incur liens.

Tube City IMS Corporation may redeem the senior subordinated notes at its option, in whole or in part, at any time on or after February 1, 2011 at the following redemption prices, plus accrued and unpaid interest to the redemption date: (1) 104.875% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs during the period commencing February 1, 2011 and ending January 31, 2012; (2) 102.438% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs during the period commencing February 1, 2012 and ending January 31, 2013; and (3) 100% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs on or after February 1, 2013. At any time prior to February 1, 2011, Tube City IMS Corporation may redeem all, but not less than all, of the senior subordinated notes at a redemption price equal to 100% of the principal amount of the senior subordinated notes, plus a make-whole premium, together with accrued and unpaid interest to the redemption date.

Series 2008 Promissory Notes

From November 2008 through August 2009, we issued $51.8 million of series 2008 promissory notes to Onex, our senior management team, certain members of our board of directors and other employees, using the proceeds to: (1) partially repay senior secured ABL borrowings incurred for the acquisition of Hanson and certain Growth Capital Expenditures which had occurred in the third and fourth quarters of 2008; (2) directly fund Growth Capital Expenditures in 2009 related to new contracts awarded to us in 2008 in certain international jurisdictions; and (3) bolster our general liquidity.

The series 2008 promissory notes are unsecured obligations which are subordinated in right of payment to all of our existing and future senior indebtedness. The series 2008 promissory notes mature on November 26, 2020. Through November 26, 2013, at our option, interest may be paid in cash or may be paid-in-kind. If interest is not paid in cash, the accrued interest will be considered paid-in-kind and compounded into the balance of the series 2008 promissory notes on November 26 of each year. Beginning on November 26, 2014, accrued interest must be paid in full annually. Interest on the notes accrued at the rate of 15.0% per annum through November 26, 2009, currently accrues at the rate of 17.5% per annum for the period from November 27, 2009 through November 26, 2010, and will accrue at a rate of 20.0% per annum thereafter.

During the first quarter of 2010, we used $23.4 million of cash on our balance sheet to pay $9.6 million of earned interest and retire $13.8 million of original principal related to our series 2008 promissory notes. As of March 31, 2010, the balance of our series 2008 promissory notes was $37.5 million. We intend to use a portion of the net proceeds received in connection with this offering to redeem in full our series 2008 promissory notes.

Pension and Post-employment Benefit Obligations

Our pension and post-employment benefit plans are in compliance with applicable U.S. and Canadian regulatory and funding requirements and filings. However, some of our pension plans were underfunded when comparing the projected benefit obligation to the assets of the plans at December 31, 2009. We have made cash payments of approximately $2.4 million to the underfunded pension plans in 2009, which consists primarily of minimum contributions required by ERISA regulations and Canadian governmental authorities. Funding requirements in future years may be higher or lower depending on the investment experience of the plans’ assets and changes in the law in either the United States or Canada and by changes in the statutory interest rates used by “tax-qualified” pension plans in the United States to calculate funding liability. We anticipate that we would fund required contributions with cash generated by operating activities or cash available under our senior secured ABL facility.

We estimate that benefit payments for the defined benefit pension plans over the next five years and in the aggregate for the five years thereafter will be as follows:

Year(s) of Payment	Amounts (dollars in thousands)
2010	$907
2011	985
2012	1,276
2013	1,042
2014	1,911
2015-2019	8,803

Costs for our defined contribution plans amounted to approximately $1.2 million for 2009.

Our share of related estimated plan benefits and assets for the defined benefit multi-employer pension plans in which certain of our employees participate is not available. Our costs for such defined benefit multi-employer pension plans amounted to $4.1 million for 2009.

We also participate in several defined contribution multi-employer plans that provide health care and other welfare benefits to certain unionized employees during their working lives and after retirement. Annual costs for these plans amounted to approximately $5.4 million in 2009.

We have defined benefit post-employment plans that provide varying amounts of medical and death benefits that are not funded and that we pay as required for individual participants. The accrued post-employment benefit obligation at December 31, 2009 and December 31, 2008 was $5.5 million and $5.6 million, respectively, of which $3.0 million at December 31, 2009 and December 31, 2008 represented obligations related to employees of affiliates of our Predecessor Company that we have assumed. The discount rate used to actuarially compute this liability was 5.75% for 2009 and 6.0% for 2008. We estimate that benefit payments for these defined benefit post-employment plans will be approximately $0.5 million per year during each of the next five years and $2.7 million for the years 2015 to 2019 in total. The plan has no assets. We fund benefit payments as needed from available cash resources.

Future cost increases in health care benefits are assumed to be 7.0% in 2010, decreasing by 1.0% per year to 5.0% by 2012 and remaining at that level thereafter. Increasing these rates by 1.0% each year would increase the accumulated post-employment benefit obligation as of December 31, 2009 by $0.3 million and would not be a significant impact on the post-employment benefit cost for 2009.

Commitments and Contractual Obligations

A summary of all of our contractual obligations as of December 31, 2009, classified by type and commitment expirations, is presented in the following table:

	Total as of December 31, 2009	Payments Due by Period
(dollars in thousands)		2010	2011	2012	2013	2014	Thereafter
Contractual obligations:
Long-term debt obligations (1)	$447,367	$3,157	$1,895	$1,738	$5,743	$153,911	$280,923
Capital lease obligations	2,394	1,260	649	345	134	6	—
Operating lease obligations	6,697	2,529	1,553	1,049	920	387	259
Purchase obligations	1,879	1,879	—	—	—	—	—
Planned funding of pension benefit obligation (2)	5,228	766	1,003	925	888	850	796
Estimated interest payments (3)	275,037	36,599	40,345	41,297	42,400	34,022	80,379
Other long-term obligations (4)	9,878	3,159	1,091	816	796	773	3,243

	$748,480	$49,349	$46,536	$46,170	$50,881	$189,949	$365,600

(1)	Year 2013 amount includes repayment of $4.0 million of outstanding borrowings under our senior secured ABL facility.
(2)	The amounts shown represent an estimate of our minimum company contributions required by law to fund the estimated deficit in the pension plans as of December 31, 2009. To the extent that future experience gains or losses arise, such minimum required contributions will decrease or increase as required by law. The assumptions used to determine these amounts were similar to those used and disclosed in Note 22 of our audited consolidated financial statements included elsewhere in this prospectus.
(3)	Amount includes interest on our revolving borrowings, interest on our senior secured ABL facility at an estimated LIBOR and an applicable margin of 2.25% and fixed interest on our senior subordinated notes at 9.75% per annum. The amounts also include interest on our series 2008 promissory notes, assuming payments are made annually beginning in 2010, totaling $10.1 million in 2010 and $11.6 million in each year thereafter until 2020. Interest in the period between 2010 and 2013 can either be paid-in-kind or paid in cash. Contractual obligations associated with our interest rate swap agreements are included in other long-term obligations.
(4)	Includes estimated payments for non-pension defined benefit retirement plans, obligations associated with former subsidiaries of the Predecessor Company and estimated amounts payable under swap agreements. Any changes to that LIBOR would tend to have an offsetting affect on the cash flow associated with the swap agreements and our estimated interest payments.

Off-Balance Sheet Financing

As of March 31, 2010, we had operating leases with scheduled payments through the lease terms of $6.0 million. These arrangements do not currently comprise a significant component of our total financing. See “Commitments and Contractual Obligations.”

Recently Issued Accounting Pronouncements

On June 30, 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of SFAS No. 162. This FASB Accounting Standards Codification (ASC) will become the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC. The effective date for ASC is for financial statements issued for interim and annual periods ending after September 15, 2009. We have adopted ASC by replacing all pre-codification standards with FASB ASC references in this prospectus.

In April 2008, the FASB issued ASC Topic 275 for Determination of the Useful Life of Intangible Assets. ASC Topic 275 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC Topic 350 for Goodwill and Other Intangible Assets. The intent of ASC Topic 275 is to improve the consistency between the useful life of a recognized intangible asset under the guidance of ASC Topic 350 and the period of expected cash flows used to measure the fair value of the asset under ASC Topic 805 regarding Business Combinations, and other U.S. generally accepted accounting principles. This standard is effective for fiscal years beginning after December 15, 2008 and we adopted this standard on January 1, 2009. Since this standard was implemented on a prospective basis, it would not change the useful life of intangible assets arising from any business combination that occurs prior to December 31, 2008, but will apply to any business combination in 2009 or thereafter.

In March 2008, the FASB issued ASC Topic 815 for Disclosures about Derivatives Instruments and Hedging Activities, an amendment to FASB Statement No. 133. The statement modifies the disclosure requirements regarding derivative financial instruments and is required for all financial statements for fiscal years beginning after November 15, 2008.

On December 4, 2007, the FASB issued ASC Topic 805 regarding Business Combinations and ASC Topic 810 regarding Accounting for Noncontrolling Interest in Consolidated Financial Statements, an amendment to ARB No. 51. ASC Topic 805 revises the accounting for business combinations and, among other changes, will require that for business combinations that occur after the adoption, we must estimate the liability of future contingent consideration at the date of acquisition, and any difference from such estimate will affect current earnings in the period in which such differences occur. We adopted this standard at the beginning of 2009. This standard does not apply to business combinations that occurred prior to January 1, 2009, so any contingent consideration that was paid related to our acquisition of Hanson, which occurred in September 2008, was treated as additional purchase price. This standard will apply to any business combination transactions going forward.

On December 30, 2008, the FASB issued Staff Position 132(R)-1, Employers Disclosure about Postretirement Benefit Plan Assets (“FSP 132(R)-1”), which was subsequently codified into ASC Topic 715. FSP 132(R)-1 requires additional disclosure about how investment allocations are made and about the composition of plan assets. FSP 132(R)-1 is effective for 2009 and the required disclosures are included in Note 22—Retirement Plans.

On April 1, 2009 the FASB issued FASB Staff Position 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies (“FSP 141(R)-1”), which was subsequently codified into ASC Topic 805. FSP 141(R)-1 provides guidance on the initial recognition and measurement and subsequent measurement and accounting for assets and liabilities arising from contingencies that are acquired in a business combination. The standard was effective January 1, 2009. We have not been involved in a business combination transaction since the effective date of FSP 141(R)-1, so it has no effect on our results. Any future business combinations will be subject to this position.

Quantitative and Qualitative Disclosures About Market Risk

Certain statements we make under this “Quantitative and Qualitative Disclosures About Market Risk” section constitute “forward-looking statements.” See “Forward-Looking Statements.”

We do not carry market risk sensitive instruments for trading purposes, but we are exposed to the impact of interest rate and commodity price changes and, to a lesser extent, foreign currency fluctuations. In the normal course of business, we employ established policies and procedures to manage our exposure changes in interest rates on our variable rate debt using financial instruments we deem appropriate.

Inflation and Changing Prices

Other than the impact of rising fuel costs, we believe that inflation did not have a material impact on our consolidated results of operations during the last three fiscal years because inflation rates generally have remained at relatively low levels during the periods presented. Our customer contracts typically provide for price adjustments based on published indices, which pass defined increases or decreases in key operating costs through to our customers and have the effect of reducing our exposure to inflation.

Interest Rate Risk

Our financing agreements include a variable rate term loan with an outstanding balance of $160.1 million at March 31, 2010 and a $165.0 million variable rate, asset-based, revolving line of credit. At March 31, 2010, we had drawn $22.3 million on the revolving line of credit. Assuming no changes in variable rate borrowings from the amounts outstanding at March 31, 2010, a hypothetical 1.0% change in underlying variable rates would change our annual Interest Expense and cash flow from operations by approximately $1.1 million. However, as part of our overall strategy to reduce the volatility associated with variable rate debt, we are party to swap agreements with notional amounts totaling $80.0 million locking in fixed LIBOR averaging 2.25% from April 1, 2010 to March 31, 2012. Factoring in the impact of the swap agreements, which reduce our overall exposure to changes in underlying variable interest rates, a hypothetical 1.0% change in underlying interest rates would change our annual Interest Expense and cash flow from operations by approximately $0.6 million.

Foreign Currency Risk

Movements in foreign currency exchange rates may affect the translated value of our earnings and cash flows associated with our foreign operations as well as the translation of net asset or liability positions that are denominated in foreign currencies. For the first quarter ended March 31, 2010, we derived approximately 77% of our Revenue After Raw Materials Costs from providing services and products to steel mills in the United States. In countries outside the United States, we generate revenue and incur operating expenses denominated in local currencies. We are exposed to changes in the value of the U.S. dollar relative to the Euro, Canadian dollar, British pound, Serbian dinar, Mexican peso and the Trinidad/Tobago dollar. For the first quarter ended March 31, 2010, we generated approximately $2.3 million of Income from Operations in foreign currencies. On an annual basis, we expect operating income in these countries would decrease or increase by approximately $0.2 million if all foreign currencies uniformly weaken or strengthen 10% relative to the U.S. dollar. As part of our growth strategies discussed above and elsewhere in this prospectus, we are seeking to increase our operations overseas with the possibility that such operations will increase our foreign currency risk. We also plan to employ strategies, when appropriate, to mitigate foreign currency risk, and such strategies may include the use of derivative financial instruments.

Commodity Risk

Our operations, which include raw materials procurement, logistics and processing for our customers, have limited raw materials price risk. In general, we carry little inventory relative to our sales volume, although we do maintain some inventory at our scrap processing and other locations. In addition, we occasionally take measured market risk in connection with our raw materials procurement services by either purchasing raw materials at a fixed price without an immediate corresponding sale order or agreeing to sell raw materials at a fixed price before having procured such materials. As a result, we have some exposure to changes in raw material prices, but we believe that this exposure is typically not material to us.

We also purchase commodities for use in our operations, most notably diesel fuel. We consume approximately six to 10 million gallons of diesel fuel annually, and we incurred $5.5 million in fuel costs for the first quarter ended March 31, 2010. We estimate that a 10% change in the price of fuel would affect Income from Operations by approximately $2.2 million per year. To help mitigate the risk of changes in fuel and other commodity risks, our contracts typically provide for price adjustments based on published price indices which pass defined increases or decreases in key operating costs through to our customers. However, the timing of the impact of changes in commodity prices will generally precede the impact of a price adjustment mechanism. For example, changes in commodity prices in 2010 would likely change the indices used to calculate the 2011 price adjustment mechanism.

BUSINESS

Our Company

We are the largest provider of outsourced industrial services to steel mills in North America as measured by revenue and have a substantial and growing international presence. We offer the most comprehensive suite of outsourced industrial services to the steel industry and our employees and equipment are embedded at customer sites and are integral throughout the steel production process other than steel making itself. Our services are critical to our customers’ 24-hour-a-day operations, enabling them to generate substantial operational efficiencies and cost savings while focusing on their core business of steel making. We operate at 74 customer sites in nine countries across North America, Europe and Latin America, and our global raw materials procurement network spans five continents. Over the past 80 years we have established long-standing customer relationships and have served our top 10 customers, on average, for over 32 years. Our diversified customer base includes seven of the top 10 largest global steel producers, including United States Steel, ArcelorMittal, Baosteel, POSCO and Tata Steel. For the twelve-month period ended March 31, 2010, our Total Revenue, Revenue After Raw Materials Costs and Adjusted EBITDA were $1,461.2 million, $379.5 million and $91.0 million, respectively. For a reconciliation of Total Revenue to Revenue After Raw Materials Costs, see “Prospectus Summary—Summary Consolidated Financial Data.”

Our range of specialized, value-added services is the broadest of any of our competitors and includes: (1) scrap management and preparation; (2) semi-finished and finished material handling; (3) metal recovery and slag handling, processing and sales; (4) surface conditioning; (5) raw materials procurement and logistics; and (6) proprietary software-based raw materials cost optimization. We combine this full suite of industrial services with a multi-faceted workforce, large and diverse equipment fleet and rigorous safety and environmental compliance to deliver a differentiated service offering. In these ways, we have established ourselves as a preferred service provider to many of the largest global steel producers.

Our business model is characterized by long-term contracts and a highly variable cost structure, which enable us to generate strong Free Cash Flow. In 2009, 93% of our Revenue After Raw Materials Costs was generated from long-term contracts under which we provide one or more services. Our earnings are primarily driven by the steel production volumes of our customers rather than by steel prices. Based on production volumes for the twelve-month period ended March 31, 2010, we estimate our existing contracts would generate approximately $1.6 billion of future Revenue After Raw Materials Costs over their remaining terms. More than 80% of such revenue would be generated from contracts that expire after 2013, and the weighted average remaining term of such contracts is approximately four and a half years. Our cost structure is highly flexible, with approximately 80% of our cash operating costs being variable, enabling us to respond quickly to changes in market conditions. In addition, the significant majority of our Growth Capital Expenditures occur only after we have won new long-term contracts. Our global raw materials procurement business is structured such that our purchases of raw materials are typically matched with customer orders, which minimizes working capital requirements, inventory and price risk.

Over the last five years, we have expanded from primarily serving North American steel companies to having 20% and 17% of our 2009 Revenue After Raw Materials Costs and Adjusted EBITDA, respectively, generated internationally. Further, we have grown our scale and diversity by expanding the number of customer sites at which we operate from 64 to 74 and our raw materials procurement locations from 11 to 25, and we have increased the average number of services offered at our customer sites from 2.0 to 2.2. Our growth plans include the following key elements: (1) continue to grow in international markets by leveraging our existing infrastructure, customer relationships, expertise and market credibility; (2) continue to increase the number of our services offered to our existing customers through cross-selling; and (3) grow through prudent acquisitions and selective additions to our service offerings.

Our Services

We provide a broad range of services through two segments, our Mill Services Group and our Raw Material and Optimization Group. For the twelve-month period ended March 31, 2010, we generated Adjusted EBITDA of $87.8 million and $30.9 million from our Mill Services Group and our Raw Material and Optimization Group, respectively, before total Administrative segment costs of $27.7 million.

We provide the industry’s most comprehensive array of outsourced industrial services to steel mills. Our operational expertise and broad range of services enable steel producers to better focus on steel making and improve their cost structure by outsourcing specific non-production, yet mission critical, functions to us. We are the largest provider of outsourced services to steel mills in North America as measured by revenue and have a substantial and growing international presence. In North America, the largest outsourced steel service market, we are the largest provider of five of our six primary services, and we are the second largest provider of raw materials procurement services. Over the past five years, we have built a substantial presence in Europe and Latin America, and have the infrastructure required to offer all of our primary mill services to steel mills. We are currently pursuing opportunities to expand our services in Europe, Latin America and Asia.

We also offer other services, including dust and debris management, equipment rental, mobile equipment maintenance, refractory removal and vacuumation.

Mill Services Group

Our Mill Services Group provides a variety of services predominantly performed at our customer sites under long-term contracts. These contracts are typically structured on a fee-per-ton basis tied to production volumes at our customer sites and are not based on the underlying price of steel. In addition, our contracts typically include tiered pricing structures, with unit prices that increase as volumes decline, and/or minimum monthly fees, each of which stabilizes our revenue in the event of volume fluctuations. They also typically provide for price adjustments based on published indices, which pass defined increases or decreases in key operating costs through to our customers.

Since our equipment is utilized in order to perform these services, substantially all of our Capital Expenditures, whether Growth Capital Expenditures or Maintenance Capital Expenditures, are incurred in connection with the services provided by Mill Services Group. We enter into long-term contracts requiring Growth Capital Expenditures only if we determine that they will produce targeted returns on investment. Our Maintenance Capital Expenditures are highly variable because they are correlated to equipment utilization which in turn is based on our customers’ production volumes.

Scrap Management and Preparation

We provide mills with inspection, preparation and delivery of raw materials, primarily scrap, as well as inventory control through logistics management. Our services include receiving, inspecting, sorting, cleaning, shearing, burning, shredding and baling of primarily ferrous scrap and scrap substitutes (such as pig iron) according to customer specifications. Ferrous scrap is generated from many sources including industrial manufacturers, demolition sites, discarded automobiles and appliances. Our technologically sophisticated inspection and testing protocols sort the incoming scrap for processing through a variety of methods based on size, composition and type of material. We own and operate a variety of specialized heavy equipment, including locomotives, large off-highway trucks, hydraulic, track and rail cranes and mobile mass spectrometers to inspect and analyze incoming raw materials and transport raw material inventory within a mill’s facility.

Semi-Finished and Finished Material Handling

We handle and transport semi-finished and finished steel products such as steel slabs, billets and plates. Many mills require a customized transportation and logistics system to move the products safely and efficiently among the mills’ operations. Our skilled operators use large slab and billet pallet carriers, forklifts or tractor trailers to transport thousands of tons of materials. Material handling equipment is also used to move finished products from the mill into inventory and from inventory onto rail cars, trucks or barges for shipment to the mill’s customers. We also provide rail services, including use of our site-dedicated locomotives, on-site track installation and maintenance.

Metal Recovery and Slag Handling, Processing and Sales

During the steel production process, a steel making co-product known as slag is generated inside the mills’ melt shop furnaces and must be removed properly and in a timely manner to avoid any production delays. We recycle and process the slag to recover valuable metallic material that is either reused in the production of steel by the host mill or sold to other end users. The remaining non-metallic materials typically are sold to third parties as aggregates for use in cement production, road construction, ballast, agricultural and other applications.

We developed methods of removing slag material from melt shops that are now commonly used throughout the industry, and we are the leading provider of slag processing services in North America, providing slag processing services to 48 of the approximately 121 North American steel producing mills. Metal recovery and slag handling, processing and sales are fundamental to accelerating our international expansion.

Surface Conditioning

We pioneered the North American commercial application of robotic surface conditioning. Surface conditioning is a value-added process that removes imperfections from semi-finished steel products to be used in high-value applications that require unblemished finishes such as household appliances and automobiles.

Prior to the introduction of this technology, manual surface conditioning was a time-consuming and costly process. Our technological advancements in robotic surface conditioning have increased the speed, quality and consistency of the surface conditioning process, enabling us to achieve significant market share within this industry niche. Of the seven mills in North America that have automated surface conditioning installations, we perform these services on an outsourced basis at five of them. We also provide manual surface conditioning at multiple other customer sites.

Significant international opportunities exist for surface conditioning as developing nations focus on higher grades of steel production. Specifically, demand for higher end finished steel, suitable for automotive and other advanced applications, continues to accelerate in these growing markets. Currently, two customer sites in Europe utilize our surface conditioning technology.

Raw Material and Optimization Group

Our Raw Material and Optimization Group provides services designed to assist our customers in their procurement or sale of scrap and other raw materials and to help determine the lowest cost mixture of scrap and other steel making raw materials.

Raw Materials Procurement and Logistics

We operate a worldwide procurement and logistics network to act on behalf of our customers, purchasing approximately nine million tons of raw material inputs annually, including ferrous scrap, scrap substitutes, coke, coal, ferro-alloys and other raw materials used in steel making. Our extensive supplier contacts, substantial purchasing scale and superior market knowledge enable us to procure raw materials cost-effectively for our customers. We procure these raw materials from industrial sources, demolition contractors and other dealers and brokers globally. We represent certain customers on an exclusive basis globally in the purchase of their ferrous scrap requirements, and represent a number of customers on a non-exclusive basis in the purchase and sale of their scrap products used or generated in the steel and iron making processes. Revenues for the raw materials procurement and logistics services we provide are generally generated pursuant to two alternative transaction models: (1) a contractually determined, volume-based fee for arranging delivery of raw materials shipments to a customer directly from a vendor with no price or inventory risk; or (2) arrangement to purchase for our own account and sell raw materials at specified prices, typically locking in a margin with minimal price or inventory risk. In addition, we occasionally take measured market risk in connection with our raw materials procurement services by either purchasing raw materials at a fixed price without an immediate corresponding sale order or agreeing to sell raw materials at a fixed price before having procured such materials.

In addition to sourcing raw materials for our customers, we arrange point-to-point delivery logistics, providing our customers with a seamless solution globally. We procure materials on behalf of every major steel producer in North America, and as we increase our scale and reach, we expect to continue gaining global market share. For the twelve-month period ended March 31, 2010, approximately 9% of the Revenue After Raw Materials Costs from our procurement business related to procuring and arranging logistics for raw materials for our growing customer base in Asia.

Proprietary Software-Based Raw Materials Cost Optimization

Our raw materials cost optimization service is sold on a fee-per-ton basis and allows our customers to achieve significant savings by optimizing their use of input materials (specifically ferrous scrap and scrap substitutes) to obtain the lowest liquid steel cost for a specified chemistry of steel. We developed and currently market our Scrap OptiMiser® and GenBlend® software packages, which are proprietary, real-time raw materials optimization systems that include materials planning, procurement and utilization platform that we believe are the most advanced and comprehensive resource management and process control solutions in the steel industry.

Our Scrap OptiMiser®, GenBlend® and related software applications utilize our proprietary database of commodity and freight information to aid mills in the planning, procurement and utilization of ferrous scrap and scrap substitutes, determining the lowest cost input mix based on market conditions, raw materials availability, on-site inventory levels and each steel mill’s unique operating characteristics. These applications are licensed on a subscription basis. We retain all rights to the software and operate the software on our subscribing clients’ behalf.

Based on information from our customers, we estimate that our optimization services have produced significant cost savings for our customers in the range of $3.00 to $6.00 per ton of liquid steel, depending on market conditions and other mill-specific factors. We have acquired 14 new service contracts for the Scrap OptiMiser® since 2004 and believe that the system’s broad appeal and growing track record will lead to increased demand among both existing and new customers. We also offer a software package, GenBlend A+®, to enable us to optimize non-ferrous metals.

Other Services

In addition, we provide other services that complement our primary offerings and represent additional opportunities for steel mills to outsource other support activities. These services include:

•	Dust and Debris Management. We provide on-site dust and debris management services to our customers, including road watering, road sweeping and vacuum truck services.

•	Equipment Rental Services. These services allow customers to benefit from our access to equipment at low cost, on-site synergies and maintenance expertise.

•	Mobile Maintenance. We offer comprehensive maintenance services for our customers’ mobile equipment that utilize our on-site maintenance resources.

•	Refractory Removal. We offer furnace, ladle and vessel refractory removal services that utilize our specialized on-site equipment and skilled operators.

•

Vacuumation. We provide routine and emergency response vacuumation services to: (1) reclaim dry and liquid spillages such as powder, slurry and water for re-use in the steel making process; and (2) remove unwanted spillages from the customer’s site.

We leverage our excellent customer relationships to actively pursue new types of service offerings to grow our business.

North American Operations

In North America, we are the largest provider of five of our six primary services and the second largest provider of raw materials procurement services. We are embedded at 60 customer sites in North America, representing approximately 50% of North American steel mills. We serve four of the top five largest North American steel producers, and, in 2009, customer sites where we provided one or more services represented approximately 56% of the steel produced in North America.

We are proud of our long history of quality service and strong customer relationships in North America, which have allowed us to realize a contract renewal rate of over 95% since 2005. North American steel producers typically rely on outsourcing for a variety of services, and we believe we provide an attractive value proposition to those customers in cross-sell opportunities because we are often able to leverage our existing infrastructure. Nine of our 16 new North American contracts won since the beginning of 2005 were the result of cross-selling, and, as a result, we increased the average number of services per customer site in North America from 2.0 in 2005 to 2.4 in 2009. In addition to cross-selling our primary services, our embedded on-site presence and daily operational integration with our customers often allow us the opportunity to proactively propose additional outsourced services.

International Operations

Over the last five years, we have expanded from primarily serving North American steel companies to having 20% and 17% of our 2009 Revenue After Raw Materials Costs and Adjusted EBITDA, respectively, generated internationally. Our leadership position in the North American market has provided us with credibility and market recognition internationally, which has facilitated our expansion into new markets with both existing and new customers. Over the past five years, we have built a substantial presence in Europe and Latin America and have the infrastructure required to offer all of our primary mill services to steel mills. Although we have only recently begun operating in these regions, in 2009 customer sites where we provided one or more services represented approximately 8% and 5% of the steel produced in Europe and Latin America, respectively. We have also built a substantial procurement presence in Asia and Europe and are able to offer our procurement services globally.

We operate at eleven mills located in Belgium, France, Serbia, Slovakia and the United Kingdom, and we have recently commenced a comprehensive European raw materials procurement initiative that operates from our sites in Slovakia and Belgium. Our customers in Europe include ArcelorMittal, United States Steel and Tata Steel. We currently provide an average of 1.6 services at our European customer sites. We are using our current operations in Europe to grow our business both by pursuing new contracts with major steel producers and by cross-selling new services to existing customers. In addition, we believe that our raw materials procurement operations will experience steady growth in the highly fragmented European scrap market as we continue adding professionals to augment our operations in this region.

In Latin America, we currently operate at three customer sites located in Mexico and Trinidad & Tobago. Similar to our other international operations, most of our growth has been recent. In 2007, we were not operating at any customer sites in Latin America. Our customers in Latin America include leading regional and global steel producers such as Ternium and ArcelorMittal. We currently provide an average of 2.0 services at our Latin American customer sites. Our existing infrastructure in Latin America has been built to permit us to offer all of our primary mill services and procurement services, and we anticipate that these sites will provide a foundation from which we can further penetrate this geographic market.

We have established five raw materials procurement locations across Asia in China, Indonesia, Vietnam, Taiwan and Singapore. We plan to significantly expand our locations in Asian cities over the next twelve to eighteen months. Our raw materials procurement business in Asia is driven in the near-term by sourcing scrap and other raw materials from North America, Europe and Latin America for sale to our customers in Asia. For the twelve-month period ended March 31, 2010, 9% of our procurement business related to procuring and arranging logistics for raw materials for our growing customer base in Asia. We believe the growth in the installed base of scrap in Asia due to continued urbanization and economic development will lead to growth for our intra-Asian procurement and sale activities. Our presence in Asia has enabled us to build strong relationships with steel producers across the region and to develop superior market intelligence. We intend to leverage our relationships and market intelligence to introduce and expand our Mill Services Group’s business in Asia. We believe that growth in our mill services business in Asia will develop as steel markets mature and become more competitive, and the value of our services will become more apparent to steel producers.

Our Market Opportunity

Efficient production of steel requires constant operation due to the high costs required to start up and heat the furnaces to the required temperatures. In addition, strict production schedules are essential in order to maximize utilization and productivity and to ensure a competitive cost position. Failures by outsourced service providers can result in significant losses for their customers due to delays in the steel production process or poor product quality. As a result, steel producers generally prefer to contract with proven outsourced service providers who have track records of reliable operational expertise, employee safety, environmental compliance and financial stability.

We believe the following key dynamics will drive the continued growth of the market for outsourced industrial services to the steel making industry:

Increased Outsourcing, Especially in Developing Markets

The provision of critical industrial services is generally not a core competency of steel producers, yet it is essential to the efficient operation of their complex facilities. We believe that steel producers will increasingly utilize outsourced service providers in order to reduce costs and improve operational efficiency, enabling them to focus their human and capital resources on their core business of steel making. Steel producers in more developed markets such as North America and Western Europe have historically outsourced more industrial services than steel producers in developing markets such as Latin America, Eastern Europe, Asia and the Middle East. However, we believe that as the steel industries in developing markets mature, competition among steel producers will increase and cost and operational efficiencies will become more important, which will increase the amount of outsourcing in these markets.

Consolidation of Steel Producers Driving Outsourcing

The global steel industry has undergone significant consolidation over the last ten years. We believe that the evolution into a more consolidated, stable and competitive global steel industry has led to more sophisticated management practices which has significantly increased the international adoption of outsourced industrial services by the steel industry. Many of our customers are increasingly transferring best-practices, including the outsourcing of industrial services, across their locations worldwide.

Concentration of Outsourced Services with Fewer, Well-Established Service Providers

The outsourced industrial services market in which we operate is highly fragmented with a large number of small, local and regional service providers and very few large providers with global capabilities. Many of our large global customers require a full suite of outsourced industrial services at multiple facilities across broad geographies. In addition, these customers are seeking to decrease the administrative burden of managing multiple outsourced providers by reducing the number of vendors they engage to a manageable group of leading service providers differentiated by scale, breadth of service offering, proven service quality and safety. We believe larger outsourced service providers such as us will benefit from this trend.

Increased Emphasis on Safety and Environmental Compliance

Our customers are increasingly focused on worker safety and environmental compliance. Accordingly, our customers select industrial service providers with strong safety and environmental track records such as us. In addition to injuries, incidents can result in revenue losses from production delays, and potential financial liabilities and damage to corporate reputations.

Our Competitive Strengths

Leading Market Position

We are the largest provider of outsourced industrial services to steel mills in North America as measured by revenue and have a substantial and growing international presence. In North America, the largest outsourced steel services market, we are the largest provider of five of our six primary services, and we are the second largest provider of raw materials procurement services. In North America, we operate at more customer sites than any of our competitors, providing mill services at approximately 50% of steel producing sites, and arranging raw material transactions on behalf of nearly all major steel producers. Our scale and market position create economies of scale, purchasing power and an ability to rapidly deploy resources and equipment, enabling us to bid competitively on contracts globally. Our leadership position in the North American market has provided us with credibility and market recognition internationally, which has facilitated our expansion into new markets with both existing and new customers. Over the past five years, we have built a substantial presence in Europe and Latin America and have the infrastructure required to offer all of our primary mill services. We have also built a substantial procurement presence in Asia and Europe and are able to offer our procurement services globally.

Broadest Portfolio of Services Globally

We provide the industry’s most comprehensive suite of outsourced industrial services to steel mills, enabling our customers to generate substantial cost savings through operational efficiencies while focusing on their core business of steel making. Our diversified offering of services and international presence afford us multiple entry opportunities for acquiring new customers and cross-selling. Approximately 50% of our 28 new contracts won since the beginning of 2005 were the result of selling new services to existing customers. As a result, we have increased the average number of our services offered at our customer sites by 10%, from 2.0 services in 2005 to 2.2 services in 2009.

Long-Standing Relationships with Leading Steel Producers

We have established long-standing customer relationships over the past 80 years and have served our top 10 customers, based on Revenue After Raw Materials Costs for the twelve-month period ended March 31, 2010, on average for over 32 years. In addition, our customer base includes seven of the top 10 largest global steel producers. Our services are critical to our customers’ operations, and we believe we are able to provide these services in a more cost-effective manner than if performed in-house. Our Mill Services Group employees and equipment are typically embedded at customer sites and have daily interaction with customer personnel, and our Raw Material and Optimization Group is the exclusive purchasing agent for scrap and scrap substitutes for certain of our largest customers. Our deep operational integration, combined with our record of excellent performance and customer service, has driven strong customer loyalty. In addition, our customer relationships are further supported by an industry-recognized safety record that is consistently better than industry averages and a highly qualified environmental engineering staff. As a result, our contract renewal rate has been greater than 95% since 2005.

Long-Term Contracted Revenue and Variable Cost Structure

We provide our services through long-term contracts with our customers, which are typically structured in a manner that reduces our sensitivity to volume changes in our customers’ production. Our contracts are also typically structured on a fee-per-ton basis tied to production volumes at our customer sites and are not based on the underlying price of steel. In addition, our contracts typically include tiered pricing structures, with unit prices that increase as volumes decline, and/or minimum monthly fees, each of which stabilizes our revenue in the event of volume fluctuations. They also typically provide for price adjustments based on published indices which pass defined increases or decreases in key operating costs through to our customers. We also have a highly scalable cost structure with approximately 80% of our cash operating costs being variable, which protects our profitability during more difficult market conditions such as those experienced during 2009. In addition, our Maintenance Capital Expenditures are highly variable because they are correlated to equipment utilization, which in turn is based on our customers’ production volumes.

Strong Cash Flow Generation Drives Earnings Growth

Our business model and cost structure enable us to generate strong Free Cash Flow to fund Capital Expenditures and drive earnings growth. We enter into long-term contracts requiring Growth Capital Expenditures only if we determine that they will produce targeted returns on investment. This discipline assures that we deploy our Free Cash Flow in a focused manner to drive stockholder returns. Throughout the recent economic downturn, we continued to enter into new long-term contracts and invest growth capital, thereby positioning us to generate strong earnings growth as steel production volumes continue to recover.

Experienced, Proven Management Team

Our executive management team has extensive experience with the members having an average of over 25 years in our industry and over 17 years with us. Our management team successfully integrated the legacy Tube City and IMS businesses, which combined in 2004, and has continued to grow our customer base while consistently improving our industry-leading safety record. Our management team has strong relations with our employees and unions, and we have not experienced any work stoppages or strikes for 18 years. In addition, our management team has executed upon our strategic plan to build our international business, increasing the contribution of international Adjusted EBITDA as a percentage of total Adjusted EBITDA from 2% in 2005 to 17% in 2009. In 2009, one of the worst years on record for steel production, our management team responded rapidly, realizing meaningful overhead cost reductions that we believe are sustainable and carefully managing equipment deployment and Maintenance Capital Expenditures, collectively resulting in expanded Adjusted EBITDA Margins and significant Free Cash Flow.

Our Growth Strategy

Continue to Grow in International Markets

We believe we have substantial international growth opportunities which will be driven by expansion of our existing market share in Latin America and Europe and continued growth in outsourcing in other markets, such as Asia and the Middle East. We believe that the rates of outsourcing steel services in the developing markets today are substantially lower than they are currently in North America. We further believe that additional opportunities exist in developing markets as steel producers discover that outsourcing certain functions enables them to be performed more cost effectively, allowing them to concentrate their attention and resources on steel making. As steel production in developing markets continues to mature and outsourcing of the services that we offer becomes more prevalent, we believe that we are well positioned to capitalize on opportunities due to our scale, existing infrastructure, proven track record and marketplace intelligence. In more developed international markets, outsourcing is common, but we believe steel producers desire more competition from proven operators such as ourselves, providing opportunities to gain market share.

Increase Penetration of Existing Customers

We believe we are in a unique position to leverage our existing relationships and embedded operations at our customer sites to cross-sell additional service offerings. Approximately 50% of our 28 new contracts won since the beginning of 2005 were the result of cross-selling, driven by our customers’ high satisfaction with our existing services, their desire to consolidate services with their best providers and our focus on offering our full array of services to our customers. More than one-third of the new cross-sell contracts we secured since the beginning of 2005 were the result of displacing the incumbent provider, and we will seek to continue to grow through these types of market share gains. On average, we provide approximately 2.2 out of our six primary services at each customer site where we currently operate (up from 2.0 in 2005), representing a significant opportunity to grow within our existing customer base. Furthermore, we are able to offer an attractive value proposition to our customers in cross-sell opportunities because we are typically able to leverage our existing infrastructure.

Selectively Expand Service Offerings

We will continue to identify opportunities to leverage our competencies to provide value-added services beyond our existing service offerings that fulfill our customers’ evolving needs. Our embedded on-site presence and daily operational integration with our customers create unique relationships, often allowing us the first opportunity to propose additional outsourced services. We are able to provide value to our customers by using our on-site operating experience and by leveraging existing on-site resources to develop customized service offerings. For example, we have recently entered into contracts for vacuumation and related cleaning services. We also plan to expand our global Raw Material and Optimization Group into commodities that we do not currently handle in large quantities and to market our internal logistics expertise as an outsourced service. For example, we have recently procured coke, iron pellets, iron ore fines and finished steel mill products.

Maximize Profit Potential

We will continue to commit growth capital to contracts where we believe our returns will drive future profitability. We will also continue to streamline our cost structure and pay down debt in order to improve operating margins and grow earnings. In 2009, we realized approximately $10 million of overhead cost reductions in our Site Operating Costs and Selling, General and Administrative Expenses that we believe will be sustainable, enabling us to improve our Adjusted EBITDA Margins during the economic downturn and positioning us to benefit from increased steel production as end markets recover. In addition, our goal is to continue to optimize our equipment utilization to reduce maintenance costs and drive higher cash flow, providing us flexibility to make new growth investments.

Selectively Pursue Acquisitions and Partnerships

We will selectively pursue strategic acquisitions and partnerships that will diversify our existing portfolio of products and services, expand our geographic footprint and build new customer relationships. We have successfully integrated two acquisitions in the past three years. Our management team has significant international operating experience in providing outsourced services to the steel industry and strong relationships with leading global and regional steel producers. We believe this will enable us to identify and pursue attractive acquisitions and partnerships. In September 2008, we increased our international business through our acquisition of Hanson, a United Kingdom-based provider of services to steel mills and other industrial enterprises. We are continuing to pursue a number of international opportunities in Europe, Asia, and Latin America. We believe that by continuing to utilize our disciplined acquisition and joint venture strategies, we will be able to supplement our organic growth prospects and enhance our long-term earnings growth.

Customers

Our customer base includes the leading integrated and minimill steel producers in the world. We operate at 74 customer sites in nine countries across North America, Europe and Latin America, and our global raw materials procurement network spans five continents.

Our consistent record of cost-reduction, superior performance, safety and environmental stewardship has facilitated longstanding relationships with global steel producers. On average, we have served our top 10 customers, based on Revenue After Raw Materials Costs for the twelve month period ended March 31, 2010, for over 32 years. For the twelve-month period ended March 31, 2010, our Revenue After Raw Materials Costs from our largest customer, United States Steel (together with its affiliates), represented 28% of our consolidated Total Revenue and 29% of our Revenue After Raw Materials Costs. We provide services to our largest customer under a number of contracts that together cover 32 services at 10 sites. The average remaining contract life for the services we provide to our largest customer is about seven years. The loss of business with this customer would likely have a material adverse effect on our results of operations. Our top 10 customers accounted for 83% of our Revenue After Raw Materials Costs. We provide services to each of our top customers under many contracts that cover multiple services and customer sites. The strength of our relationships with our customers and integration of our operations within our large installed base of on-site equipment create significant barriers to entry and have driven our greater than 95% contract renewal rate since 2005.

We provide our services through long-term contracts with our customers. These contracts are typically structured in a manner that reduces our sensitivity to volume changes in our customers’ production. Our contracts are also typically structured on a fee-per-ton basis tied to production volumes at our customer sites and are not based on the underlying price of steel. In addition, our contracts typically include tiered pricing structures, with unit prices that increase as volumes decline, and/or minimum monthly fees, each of which stabilizes our revenue in the event of volume fluctuations. They also typically provide for price adjustments based on published indices which pass defined increases or decreases in key operating costs through to our customers.

For the twelve-month period ended March 31, 2010, 93% of our Revenue After Raw Materials Costs was generated from long-term contracts under which we provide one or more services. Our contracts generally have initial terms of between five and 10 years in length. The contracts are site-specific and typically include multiple services per customer site. Based on production volumes for the twelve-month period ended March 31, 2010, we estimate that our existing contracts would generate Revenue After Raw Materials Costs of approximately $1.6 billion over their remaining terms. More than 80% of such revenue would be generated from contracts that expire after 2013, and the weighted average remaining term of such contracts is approximately four and one-half years. Of our current contracts, approximately 52% will expire in 2013 and beyond as measured by Service Revenue. Certain of our contracts, including contracts with our largest customer, contain provisions providing for the right after 2010 to terminate for convenience through the payment of significant scheduled termination fees based on the remaining terms of the contracts.

We have a successful track record of winning new business and gaining market share, having won 28 new contracts from 2005 through 2009, including 14 contracts at sites where we did not previously provide services and 14 contracts at existing sites where we offered additional services. Five of the new cross-sell contracts we secured since the beginning of 2005 were the result of displacing the incumbent provider.

We evaluate and pursue new contract opportunities by assembling multi-functional teams, including representatives from sales and marketing, engineering, maintenance, asset management, site operations and finance, to analyze opportunities and formulate comprehensive proposals. We employ a disciplined approach of preparing detailed financial analyses that incorporate pricing, revenue, fixed costs, required equipment and personnel, creditworthiness, customer reputation, historical and forecasted production volume and the unique characteristics of each mill to develop each proposal. Final decisions regarding a proposed bidding strategy are subject to final approval by an executive committee consisting of members of senior management. The time period for the bidding process typically ranges from four months to nine months, with the actual duration of such period being dependent upon the type and magnitude of the services that are involved as well as the type of equipment required.

Competition

The global outsourced steel services industry is highly competitive. Competition is based largely upon service quality, operational expertise, safety record, price, past experience, reputation and financial capability. Certain of our competitors are companies or divisions or operating units of large companies that have greater financial and other resources than we do, and a potential customer could view that as an advantage for such a competitor. In North America, primary direct competitors include: Harsco Corporation, through its Harsco Metals division; Edward C. Levy Co.; Nucor Corporation, through its acquisition of the David J. Joseph Company; Stein Steel Mill Services, Inc.; Philip Services Corporation; Sims Metal Management and Phoenix Services, LLC, although most of our service categories include one or more additional significant competitors. In Europe, Latin America and Asia, competitors include Harsco Metals, Phoenix Services, LLC, Edward C. Levy, BIS, Sims Metal Management, TSR Recycling and numerous regional service providers, including Gagneraud Industries SAS, Ortec Group, Getim, Recmix Belgium, DSU, Techint Group and Egon Evertz KG.

Excluding competition from internal support capabilities at the mills themselves, we believe that we hold a leading position within each service category in which we operate.

Competitors By Service Category

Service Category	Primary Third-Party Competitors

Scrap Management and Preparation	Harsco Metals, David J. Joseph, Gagneraud Industries SAS, Edward C. Levy Co., Phoenix Services, LLC, Stein Steel Mill Services, Inc., Kinder Morgan and local and regional competitors

Semi-Finished and Finished Material Handling	Harsco Metals, Phoenix Services, LLC Gagneraud Industries SAS, Edward C. Levy Co., Stein Steel Mill Services, Inc., Marine Terminals Corporation, Kinder Morgan and local and regional competitors

Metal Recovery and Slag Handling, Processing and Sales	Harsco Metals, Gagneraud Industries SAS, Edward C. Levy Co., Stein Steel Mill Services, Inc., Phoenix Services, LLC and local and regional competitors

Surface Conditioning	Harsco Metals, Edward C. Levy Co., Egon Evertz KG and local and regional competitors

Raw Materials Procurement and Logistics	David J. Joseph, OmniSource Corporation, Philip Services Corporation, Sims Metal Management, Mid Ship Logistics, TSR Recycling and local and regional competitors

Proprietary Software-Based Raw Materials Cost Optimization	David J. Joseph

Other Services	Most of the above-named competitors, KT–Grant, Inc. and local suppliers

Intellectual Property

We own a number of registered and unregistered trademarks and service marks that we use in connection with our businesses, including: Tube City IMS®, We Create Value®, Scrap Optimiser®, Genblend®, The Evolution of Value® and certain related designs and logos. We also own four issued U.S. patents and one issued Canadian patent covering various devices, systems and processes related to our steel services business. We currently have no patents on any of our software, relying instead on copyright and trade secret protection. We own a number of U.S. copyright registrations covering portions and versions of our Scrap Optimiser® software applications, and we have acquired licenses to use certain third-party software in some of our software programs including our Scrap Optimiser® software applications.

Our patents all have a life of 20 years from their respective filing dates, with the earliest expiring in 2011. Our trademark and service mark registrations carry 10-year renewable terms. Our copyright registrations covering the Scrap Optimiser® software survive 70 years beyond the life of the software’s author. Our licenses to use third-party software programs, including those found in portions of our Scrap Optimiser® software, generally grant us certain renewable, non-exclusive license rights.

History and Corporate Information

We were formed by Onex on October 31, 2006 in connection with the acquisition in January 2007 of Tube City IMS Corporation from its previous owners. We operate through our wholly-owned subsidiaries, including our primary operating company Tube City IMS, LLC, a Delaware limited liability company. The Raw Material and Optimization Group traces its roots to Tube City Iron & Metal, formed in 1926 as a scrap metal dealer and processor in McKeesport, Pennsylvania. The Mill Services Group traces its roots to International Mill Service, or IMS, which started in the Cleveland, Ohio area in 1936 in the sand and gravel business and evolved into the slag processing and metal recovery business.

Through the succeeding years, each of Tube City and IMS continued to grow and expand its respective portfolio of steel mill services. Tube City and IMS were combined in 2004. Since that date, the combined enterprise has fully integrated its separate and complementary outsourced steel mill services into the largest provider of outsourced industrial services to steel mills in North America with a substantial and growing international presence.

Our principal executive offices are located at 12 Monongahela Avenue, Glassport, Pennsylvania 15045, and our telephone number is (412) 678-6141. Our website address is www.tubecityims.com. Information contained on our website is not a part of this prospectus.

Our Controlling Stockholder

Onex is one of North America’s oldest and most successful investment firms committed to acquiring and building high-quality businesses in partnership with talented management teams. Onex makes private equity investments through the Onex Partners and ONCAP families of funds and has completed more than 270 acquisitions valued at approximately $43 billion. Over Onex’s history, it has had extensive experience investing in outsourcing-focused businesses. Onex’s recent investments include Spirit AeroSystems, Inc., Allison Transmission, Inc., Husky Injection Molding Systems Ltd., Carestream Health, Inc. and Emergency Medical Services Corporation. Onex’s businesses generate annual revenues of C$31 billion, have assets of C$34 billion and employ over 210,000 people worldwide. Onex shares trade on the Toronto Stock Exchange under the stock symbol “OCX.”

Employees

As of March 31, 2010, we employed approximately 3,200 people, approximately 2,500 of whom are hourly employees. As of March 31, 2010, approximately 51% of our North American hourly employees are covered by 29 collective bargaining agreements. Labor agreements with these unions expire periodically through April 2015. Approximately 9% of our North American hourly employees are covered by collective bargaining agreements that expire before December 31, 2010. Our management team has strong relations with our employees and unions, and we have not experienced any work stoppages or strikes for 18 years.

Seasonality

Our consolidated results are not significantly impacted by seasonality. From time to time we have experienced a slight decrease in revenue during the winter months at certain customers’ sites.

Regulatory Considerations—Environmental, Safety and Quality Matters

Our business, like that of our customers and competitors, is subject to extensive regulation related to protection of the environment, including requirements concerning the handling, storage and disposal of hazardous materials and solid and hazardous waste, air emissions, wastewater discharges, investigation and the cleanup of contaminated sites and occupational health and safety. We are heavily regulated and closely monitored by environmental agencies because of the high level of environmental risk associated with our operations and those of our customers and competitors in the steel industry. Certain of our operations, including metal recovery, slag processing, materials handling, scrap management and surface conditioning, may require permits for air emissions, wastewater discharges, or other environmental impacts. These permits contain terms and conditions that impose limitations on our production levels and associated activities and periodically may be subject to modification, renewal and revocation by issuing authorities. We periodically monitor the regulatory status of each of our facilities, including changes in operations, to ensure compliance with applicable environmental regulations. Although we have been involved from time to time in environmental regulatory or judicial proceedings, we believe that our business currently is in substantial compliance with applicable environmental laws and regulations. However, environmental regulations are becoming increasingly stringent, and we may be subject to enhanced enforcement. If we are not in compliance with applicable environmental, health and safety requirements, or the permits required for our operations, we could be subject to material fines or penalties and, potentially, criminal sanctions, enforcement actions, third-party claims for property damage and personal injury, requirements to clean up property or to pay for the costs of cleanup, or regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, including the installation of pollution control equipment or remedial actions. In addition, we could be required to make significant expenditures to cure violations, or as a result of increases in production that trigger more significant requirements under existing environmental laws or requirements under future environmental laws. See “Risk Factors—Our business is subject to environmental regulations that could expose us to liability, increase our costs of operations and otherwise have a material adverse effect on our results of operations.”

We conduct regular worker safety compliance audits, maintain a comprehensive safety manual and engage in continuous worker safety training. All employees at a site are required to pass our medical surveillance program prior to performing work. Our employees participate in ongoing environmental and safety awareness training, which is incorporated into continuous job requirements. Our employees periodically meet with customers to develop mutually beneficial standard operating procedures designed to increase work safety and efficiencies. Site construction incorporates all government-required industrial hygiene and environmental safeguards. We provide for the maintenance of safety and environmental controls and devices on an ongoing basis.

We have obtained ISO 9002 quality certification at the following facilities: Gary, Indiana; Mansfield, Ohio; Middletown, Ohio; Fairfield, Alabama; Granite City, Illinois; Ecorse, Michigan; West Mifflin, Pennsylvania; and Kosice, Slovakia.

Properties

With the exception of our owned facilities in Glassport and West Mifflin, PA and Scunthorpe, England, we generally occupy space for our operations either through a lease or a license executed in connection with our customer contracts. Our Raw Material and Optimization Group is headquartered at our Glassport, PA facility and our Mill Services Group is headquartered at our Horsham, PA facility, which is leased. The Horsham, PA lease expires in 2016.

Our properties are as follows:

Headquarters and Administration

Location	Description	Owned/Leased

Glassport, PA	Corporate Headquarters	Owned
Horsham, PA	Administrative Offices - Mill Services Group	Leased
New Castle, PA	Administrative Offices - Mill Services Group	Leased
Schererville, IN	Administrative Offices - Raw Material and Optimization Group	Leased
Marseilles, France	National Headquarters	Leased
Monterrey, Mexico	National Headquarters	Leased
Scunthorpe, United Kingdom	National Headquarters	Owned

Mill Services Group
Location	Description	Owned/Leased

North American Operations

Belle Vernon/Monessen, PA	Processing Site	Leased
Braddock, PA	Operating Site	Leased
Burns Harbor, IN	Operating Site	Leased
Ecorse, MI	Operating Site	Leased
Fairfield, AL	Operating Site	Leased
Gary, IN	Operating Site	Leased
Granite City, IL	Operating Site	Leased
Johnstown, PA	Operating Site	Leased
Mansfield, OH	Operating Site	Leased
Marion, OH	Storage Site	Leased
New Castle, PA	Processing Site	Leased
Parkesburg, PA	Lab	Leased
West Mifflin, PA	Retail Scrap Yard	Owned

International Operations

Kosice, Slovak Republic	Operating Site	Leased
Smederevo, Serbia	Operating Site	Leased

North American Licensed Operating Sites

Ashland, KY	East Chicago, IN	Marion, OH	Portage, IN
Auburn, NY	Flowood, MS	McMinnville, OR	Rancho Cucamonga, CA
Beaumont, TX	Freeport, TX	Mesa, AZ	Reading, PA
Birmingham, AL	Ft. Smith, AR	Middletown, OH	Saukville, WI
Bourbonnais, IL	Girard, OH	Mingo Junction, OH	Sayreville, NJ
Bridgeville, PA	Indiana Harbor, IN	Mobile, AL	Seguin, TX
Burgettstown, PA	Jackson, MI	Monroe, MI	St. Paul, MN
Cartersville, GA	Jackson, TN	New Castle, PA	Tuscaloosa, AL
Cayce, SC	Jewett, TX	Norfolk, NE	Hamilton, Ontario, Canada
Claymont, DE	Knoxville, TN	Peoria, IL	L’Original, Ontario, Canada
Cleveland, OH	Longview, TX	Petersburg, VA	Regina, Saskatchewan, Canada
Darlington, SC	Lone Star, TX	Plymouth, UT

International Licensed Operating Sites

Gent, Belgium	Le Creusot, France	Puebla, Mexico	Scunthorpe,United Kingdom
Commentry, France	Marseilles, France	Couva, Trinidad	Sheffield, United Kingdom
Florange, France	Monterrey, Mexico	Immingham, United Kingdom	Teeside, United Kingdom

Raw Material and Optimization Group

Location	Description	Owned/Leased

North American Operations

Braddock, PA	Optimization Site	Leased
Draper, UT	Procurement Location	Leased
Ecorse, MI	Optimization Site and Procurement Location	Leased
Fairfield, AL	Optimization Site and Procurement Location	Leased
Gary, IN	Optimization Site and Procurement Location	Leased
Granite City, IL	Optimization Site and Procurement Location	Leased
Greenwich, CT	Procurement Location	Leased
Hamilton, Ontario, Canada	Optimization Site	Leased
Hudson, OH	Procurement Location	Leased
Middletown, OH	Optimization Site and Procurement Location	Leased
Nanticoke, Ontario, Canada	Procurement Location	Leased
West Mifflin, PA	Procurement Location	Owned

International Operations

Gent, Belgium	Procurement Location	Licensed
Beijing, China	Representative Office	Leased
Jakarta, Indonesia	Representative Office	Leased
Smederevo, Serbia	Optimization Site and Procurement Location	Leased
Singapore	Procurement Location	Leased
Kosice, Slovak Republic	Optimization Site and Procurement Location	Leased
Kaohsiung, Taiwan	Representative Office	Leased
Ho Chi Minh City, Vietnam	Representative Office	Leased

North American Licensed Optimization Sites

Ashland, KY	Butler, PA	Claymont, DE
Birmingham, AL	Canton, OH	Portage, IN

North American Licensed Procurement Locations
Akron, OH	New York, NY	Puyallup, WA
Canfield, OH	Pawleys Island, SC

In general, our licenses for operating sites are for ingress to, egress from and use of a defined area of a steel mill customer’s property. Such licenses are no-fee, are coterminous with the terms of our service contracts with the mills and obligate us to maintain the licensed premises in the condition when first used, subject to ordinary wear and tear. Operating site leases allow us to use defined areas of our customers’ property under terms substantially similar to our licenses. Our procurement locations identified as licensed locations are the home offices of our employees.

Financial Information About Segments and Geographic Areas

Financial information concerning industry segments and geographic areas is included in Note 20, Operating Segments, to our consolidated financial statements and the notes thereto included elsewhere in this prospectus. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Legal Proceedings

We are involved from time to time in various personal injury, property damage and other legal proceedings that are considered to be routine litigation incidental to our business.

We and our former subsidiaries have been and may in the future be subject to asbestos-related personal injury claims. Our former landfill and waste management business, together with two non-operating subsidiaries of IU International Corporation (“IU”), were spun off to the stockholders of our Predecessor Company in October 2002. The two former subsidiaries of IU were subject to asbestos-related personal injury claims. We believe that we have no obligations for asbestos-related claims regarding the spun-off subsidiaries. In addition, we have been named as a defendant in certain asbestos-related claims relating to lines of businesses that were discontinued over 20 years ago. Although we have various indemnities, contractual protections, insurance coverage and legal defenses with respect to asbestos-related claims related to these former lines of business, we may be liable for such claims if the indemnities and contractual protections fail, if our insurance coverage is exhausted or if a court does not recognize our legal defenses.

In June 2009, we received a draft consent order from the Pennsylvania Department of Environmental Protection (“PADEP”) with respect to certain wastewater discharges from our West Mifflin facility to a nearby water body. The draft consent order describes a variety of alleged violations by our West Mifflin facility of state environmental laws. The terms of the draft consent order, which has not been executed by us, would require us, among other things, to pay a penalty of $750,000, perform a variety of investigative and corrective actions and report our activities to PADEP. We dispute many of the contentions set forth in the draft consent order and we are in the process of negotiating a resolution of this matter with PADEP. We cannot predict the ultimate resolution of this matter.

For additional information regarding legal proceedings, see our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

OUR INDUSTRY

Our Industry—Outsourced Industrial Services to the Steel Industry

Outsourced industrial services providers to the steel industry offer many critical services to steel producers’ 24-hour-a-day operations, including our primary service offerings of: (1) scrap management and preparation; (2) semi-finished and finished material handling; (3) metal recovery and slag handling, processing and sales; (4) surface conditioning; (5) raw materials procurement and logistics; and (6) software-based raw materials cost optimization. Steel producers also outsource other services such as de-sulphurization, blast furnace relining, and rolling mill, furnace and caster maintenance to industrial service providers on a project-by-project basis.

Steel producers typically utilize outsourced industrial services providers in order to reduce costs and improve operational efficiency, enabling them to focus their human and capital resources on their core business of steel making. The services outsourced are highly-specialized, value-added and are performed by a skilled workforce that is embedded with and integrated into the operations at each customer site. Raw materials procurement providers like us interact with steel producers globally on a daily basis, sometimes serving as their exclusive agent for the purchase or sale of scrap and scrap substitutes used or generated in their steel and iron making processes. Due to the continuous nature of steel production, failures by outsourced service providers can result in significant losses for steel producers due to delays in the steel production process or poor product quality. As a result, steel producers generally prefer to contract with proven outsourced service providers who have successful, longstanding track records of reliable operational expertise, employee safety, environmental compliance and financial stability.

Steel producers in more developed markets such as North America and Western Europe have historically outsourced more industrial services than steel producers in developing markets such as Latin America, Eastern Europe, Asia and the Middle East. We estimate more than 90% of the steel mills in North America contract with us or companies that provide services similar to ours. We believe that as the steel industries in developing markets mature, competition among steel producers will increase and operating costs and operational efficiencies will become more important, which will increase the amount of outsourcing in these markets. We believe this represents a significant opportunity for us.

Our Customers’ Industry—Steel Making

Introduction

Changes in global steel production are highly correlated to changes in gross domestic product because steel is a major input into industries such as the automotive, consumer appliance, general industrial and construction industries. According to consultancy group CRU International Ltd., global steel production is expected to grow at a CAGR of 7.9% between 2009 and 2014 driven by growth in emerging economies. Steel production growth in North America, our largest end market, is expected to recover from the low base of 2009 with an estimated CAGR of 11.3% from 2009 through 2014, driven by economic recovery and re-stocking of inventories.

Excluding 2009, North American steel production has been relatively stable over the past 20 years with annual steel production ranging between 93 million and 118 million metric tons. Historically, North American demand has exceeded production, resulting in stable domestic production with excess demand met by imports. In recent years, trends such as strong demand in emerging markets, a generally lower value of the dollar relative to foreign currencies and rising freight rates have resulted in reduced levels of imports into North American markets.

Due to the global economic crisis, North American steel production declined precipitously in the last quarter of 2008 and the first quarter of 2009, which resulted in steel producers idling capacity in an effort to align supply with demand, preserve liquidity and reduce costs. Since April 2009, steel production in North America has gradually improved as economic indicators have strengthened. As steel demand increased, global producers restarted previously-idled facilities, although production and industry capacity utilization currently remain below their long-term average levels. Through the end of May 2010, the U.S. steel industry capacity utilization rate has increased to 73%, compared to the 25-year average of approximately 82%.

According to the Metals Service Center Institute (“MSCI”), absolute total inventory levels of carbon and stainless steel at U.S. metals service centers, the largest direct consumers of steel in the U.S., troughed in August 2009, reaching the lowest levels since the data series began in 1977, and has remained near record-low levels through May 2010. We expect that the magnitude of the recent de-stocking will drive a significant re-stocking period and lead to above average growth rates in the near to medium term.

Post-Consolidation, Restructured Steel Industry

The North American steel industry, which was historically very fragmented, underwent a significant restructuring and consolidation during the 2001 recession. Due to several bankruptcy restructurings and industry consolidation, our customers, the steel producers, emerged with reduced cost bases, significantly improved competitive positioning and more stable capital structures. The results of the structural changes in the sector were evident during the global economic crisis of 2008-2009, as steel producers reduced production in reaction to declining demand, reduced costs to preserve cash and accessed the capital markets to bolster liquidity.

We believe that the trend towards larger, more globally oriented producers has led to better discipline of global supply that the evolution into a more consolidated and competitive global steel industry has led to more sophisticated management practices with an increased focus on operating efficiency and costs. This has enhanced our international growth opportunities as global steel producers have increasingly adopted outsourced industrial services as part of their broader efforts to improve efficiency and lower costs.

End-Market Demand Drivers

The North American steel market is driven by general economic conditions and primarily serves the automotive, consumer appliance, general industrial and construction end markets. During the recent global economic crisis, these industries experienced their worst conditions in decades, causing significantly reduced demand for steel products. However, as economic conditions begin to recover, growth has resumed in key steel-consuming end markets, such as the automotive, consumer appliance and general industrial markets. The construction sector, which represents a large portion of North American steel demand, has not yet shown significant improvement, but is expected to improve as the North American economy continues to recover.

Recently, automotive production rates have increased, supported by low dealer inventories and improving demand for new vehicles. The independent research provider J.D. Power and Associates projects North American production to increase at a CAGR of 12.7% between 2009 and 2014.

U.S. demand for major household appliances is also expected to rebound following a decrease in annual domestic unit demand of 22.2% from 2006 to 2009. As the U.S. economy and housing markets recover, demand is expected to increase with a unit CAGR of 7.4% between 2009 and 2015.

U.S. industrial production has rebounded from 2009, when it decreased by 9.8%. The Philadelphia Federal Reserve projects general industrial production to increase by approximately 5% in 2010 and 2011.

U.S. construction starts have also exhibited positive trends, although the recovery is expected to begin after, and be more protracted than, the recovery in the automotive and general industrial sectors. F.W. Dodge forecasts non-residential construction to grow at a CAGR of 12.8% between 2009 and 2014, but projects a small decrease in square feet constructed in 2010.

While our business is not driven by fluctuations in steel prices, we believe recent pricing trends are yet another indication of favorable movements in global steel demand. We believe that strong global demand for steel supports production growth for North American steel producers, our primary market, and increases our growth opportunities globally.

Global Steel Industry Outlook

The outlook for global steel consumption is robust, reflecting strong economic conditions and growing demand for steel in emerging economies. A growing middle-class population, the development of infrastructure, proactive government stimulus programs and increasing urbanization in countries like Brazil, Russia, India and China (the “BRIC” countries) are driving global steel demand. Collectively, the BRIC countries represent almost 50% of global steel consumption, according to the World Steel Association. Strong and growing steel demand benefits our business by absorbing global production supply outside of North America, thereby supporting an environment of high steel production capacity utilization in North America, our largest market. Additionally, strong global demand provides significant growth opportunities for our services, particularly as our existing global customers serve as a platform for global expansion. We are experiencing increasing adoption of our outsourced services by international steel producers as they seek to increase efficiency and focus their resources on core steel making activities.

CRU International Ltd. forecasts steel production to grow at CAGRs of 10.8%, 5.6%, 9.0%, and 8.1% in Brazil, Russia, India and China, respectively, from 2009 through 2014, resulting in an overall CAGR of 8.1% for these four countries.

MANAGEMENT

Board of Directors and Executive Officers

The following table sets forth certain information regarding our current directors and executive officers.

Name	Age	Position
Joseph Curtin	64	President, Chief Executive Officer and Director
Raymond S. Kalouche	47	Chief Operating Officer; President and Chief Operating Officer of the Mill Services Group
J. David Aronson	43	President and Chief Operating Officer of the Raw Material and Optimization Group
Daniel E. Rosati	47	Executive Vice President and Chief Financial Officer
Thomas E. Lippard	67	Executive Vice President, General Counsel and Secretary
John J. Connelly	63	Director
I Michael Coslov	68	Director and Non-Executive Chairman of the Board
Timothy A.R. Duncanson	42	Director
David J. Mansell	37	Director
Colin Osborne	45	Director
Patrick W. Tolbert	64	Director

Set forth below is a brief description of the business experience of each of our executive officers and directors:

Executive Officers

Joseph Curtin was appointed President and Chief Executive Officer in August 2009, at the same time he joined our board of directors. He served as Vice-Chairman from August 2008 until August 2009. Prior to his appointment as President and CEO, Mr. Curtin served as President and Chief Operating Officer of our Raw Material and Optimization Group, a position he held since December 2004. From July 1995 to December 2004, Mr. Curtin served as President and Chief Operating Officer of our subsidiary Tube City, which he joined in 1983. From 1977 to the present, Mr. Curtin has been involved in trading operations, sales and marketing in the metal recycling industry. He received a bachelor of arts degree from the University of Pittsburgh in 1968 and a masters of business administration from Duquesne University in 1977.

With decades of experience in the steel industry, including his 27 years with us, Mr. Curtin is able to leverage his expansive knowledge of our business to assist the board of directors in growing and developing our successful international industrial services business.

Raymond S. Kalouche was appointed corporate Chief Operating Officer in August 2009 and continues to serve as the President and Chief Operating Officer of our Mill Services Group, a position he has held since December 2004. He joined IMS in 1989 and spent his early career in the Surface Conditioning Division. He proceeded to hold various positions in the Technical Services, Marketing and Operating Departments. In 1998, Mr. Kalouche was promoted to Vice President of Operations Planning of IMS. In 2000, he was named Senior Vice President–General Manager of IMS, and from 2002 to May 2004 he served as Executive Vice President and Chief Operating Officer of IMS. Mr. Kalouche was named President and Chief Executive Officer of IMS in May 2004. He earned his bachelor of science degree in Civil Engineering from The Ohio State University in 1983. He also earned a master’s degree from The Ohio State University in Civil Engineering in 1985.

J. David Aronson was appointed President of our Raw Material and Optimization Group in August 2008 and was named Chief Operating Officer of that group in August 2009. He is responsible for the growth and diversification of the group. From December 2004 to August 2008, Mr. Aronson served as Executive Vice

President–Outsourced Purchasing, of our Raw Material and Optimization Group, where he was responsible for its domestic and international trading operations. He has worked in the scrap industry since 1989 and joined Tube City in 1991 as an account executive. In 1993, Mr. Aronson was promoted within Tube City to Midwest Region District Manager, a position he held until he was named senior vice president in 1996 and subsequently promoted to his current position in 2004. Mr. Aronson received a bachelor of arts degree from the University of Wisconsin in 1989.

Daniel E. Rosati was appointed an Executive Vice President in 2009 and he continues to serve as our Chief Financial Officer, a position he has held since 2004. Mr. Rosati was appointed Vice President in 2004 and Senior Vice President in 2007. He joined Tube City in January 2003 as Vice President and Chief Financial Officer. Mr. Rosati is responsible for all financial aspects of our business, including treasury, financial reporting and analysis, back office administration and information technology. Prior to joining Tube City, Mr. Rosati was the Director of Finance for Black Box Corporation, a publicly traded distributor of network infrastructure products and provider of network installation services. Prior to that, from 1984 to 1993, Mr. Rosati was Senior Tax Manager with Arthur Andersen’s Pittsburgh office. Mr. Rosati graduated from Duquesne University in 1984 with a bachelor of science in business administration. He qualified as a certified public accountant in 1987.

Thomas E. Lippard was appointed our Executive Vice President in January 2007 and our Vice President, General Counsel and Secretary in April 2005. He joined Tube City in January 1997 as Senior Vice President of Finance and Administration, Secretary and General Counsel, having served as outside counsel to Tube City since 1970. In 2002, he was named Executive Vice President of Finance and Administration, Secretary and General Counsel of Tube City. From 1968 to 1996, Mr. Lippard was a lawyer in private practice, most recently as a partner at Thorp, Reed & Armstrong in Pittsburgh. Mr. Lippard attended Haverford College, earned a bachelor of arts degree from the University of Pittsburgh in 1965 and a juris doctor from the University of Chicago in 1968.

Board of Directors

John J. Connelly was elected to our board of directors in October 2008. Mr. Connelly began his career at United States Steel International in 1971. He progressed through increasingly responsible positions at United States Steel International and at United States Steel’s Commercial and Tubular Products divisions over the next 23 years. He was elected a corporate officer of United States Steel in 1994. Over the next ten years, he served as President of United States Steel International, President of USX Engineers and Consultants, and President of MetChem (USX’s Mining Engineering Services Company). From 2004 through his retirement in 2008, Mr. Connelly served as Senior Vice President/Strategic Planning and Business Development, and a member of the US Steel Executive Management Committee. He was Chairman of the Board of USS–POSCO Industries, a joint venture with South Korea’s largest steelmaker. He was a member of the American Iron and Steel Institute and the International Iron and Steel Institute. Mr. Connelly currently serves on the board of directors of the Audia Group in Washington, PA., where he is a member of the Audit and Executive committees. Mr. Connelly received a bachelor’s and master’s degrees from Duquesne University, Pittsburgh, PA.

Mr. Connelly’s nearly forty years experience as a senior executive in the steel industry enables him to provide valuable insights into our customer base and the outsourced industrial services we provide. His broad international experience, including his tenure with United States Steel International and as Chairman of the Board of USS–POSCO Industries, is also of particular value to our board of directors.

I Michael Coslov was elected Chairman of our board of directors in December 2004 and had served as Chief Executive Officer of our company and its various predecessors from June 1987 through August 2009, when he retired from our day-to-day operations. He continues to serve as our Non-Executive Chairman of the Board. He had been involved in the operations of Tube City since 1963. He received a bachelors degree from Duquesne University in 1963.

Mr. Coslov’s knowledge of all aspects of our business and his historical understanding of its operations position him well to serve as our Non-Executive Chairman. His experience in various leadership positions with the Institute of Scrap Recycling Industries and as our former CEO allows him to bring necessary skills to the board of directors.

Timothy A.R. Duncanson was elected to our board of directors in January 2007. He is currently a Managing Director of Onex Corporation and serves on the boards of Tropicana Las Vegas Hotel and Casino, Inc. and Huron University College. Prior to joining Onex in 1999, Mr. Duncanson was an Associate in Mergers & Acquisitions at Lazard Freres & Co. in New York. He was also an Investment Analyst with Mutual Asset Management Ltd. Mr. Duncanson earned his bachelor’s degree from Huron University College in 1990. He earned his master’s degree in public policy from Harvard University and a masters of business administration from the Harvard Graduate School of Business Administration in 1997. Mr. Duncanson is a chartered financial analyst.

Mr. Duncanson’s experience in a variety of strategic and financing transactions and investments qualifies him to serve as a member of our board of directors. His high level of financial expertise is a valuable asset to our board. As an executive with Onex, our controlling stockholder, he has extensive knowledge of our business. His service on other boards of directors over the years allows him to provide our board of directors with a valuable perspective on corporate governance issues.

David J. Mansell was elected to our board of directors in January 2007. He is currently a Managing Director of Onex Corporation and serves on the board of Husky Injection Molding Systems Ltd. Prior to joining Onex in 2002, Mr. Mansell worked as a consultant for four years with McKinsey & Company in their Toronto and New York City offices. Previously, Mr. Mansell worked for Grant Thornton. He earned his bachelor of commerce in Financial Accounting from University of Witwatersrand in South Africa in 1993 and his masters of business administration from the Harvard Graduate School of Business Administration in 1998. Mr. Mansell is a chartered accountant (South Africa).

Mr. Mansell’s experience in a variety of strategic and financing transactions and investments qualifies him to serve as a member of our board of directors. His high level of financial expertise is a valuable asset to our board. As an executive with Onex, our controlling stockholder, he has extensive knowledge of our business. His service on other boards of directors over the years allows him to provide our board of directors with a valuable perspective on corporate governance issues.

Colin Osborne was elected to our board of directors in January 2007. He is currently President and CEO of Vicwest Income Fund, an income trust publicly traded on the Toronto Stock Exchange, positions he has held since October 2007. Vicwest operates 15 manufacturing sites in Canada producing metal fabricated construction and storage products for the agricultural, building construction, and heavy industrial markets. Prior to joining Vicwest, Mr. Osborne served as the President and CEO of Caelan Consulting Inc., which provides consulting services in the metals, mining and manufacturing sector, with a focus on business assessment and strategic planning. Prior to joining Caelan Consulting in 2006, he served in various positions at Stelco Inc., a major Canadian steel producer, from 1995 to 2006, most recently serving as the Chief Operating Officer. Mr. Osborne also served as the Senior Vice President of Strategic Planning & Business Development, and Vice President and General Manager of Operations at Hamilton Steel Division, Stelco Inc. Mr. Osborne was serving as an executive officer when Stelco filed for protection under the Canadian Companies Creditors Arrangement Act in 2004. Mr. Osborne currently serves on the board of Vicwest Income Fund, McMaster Innovation Park, and Thomson-Gordon Inc. He earned a bachelor’s degree in Engineering from McGill University (Montreal, Quebec) in 1987.

Mr. Osborne is able to offer the board of directors sound business and financial strategies gathered through his years of leadership experience in the steel industry. His senior executive positions at various companies give him the experience to critically review the various business and industry considerations necessary to run a successful industrial services business such as ours. His service on other boards enables him to share best practices with our board of directors.

Patrick W. Tolbert was elected to our board of directors in October 2008. He retired as Executive Vice President and Chief Financial and Administrative Officer for LSG Lufthansa Service Holding, AG, a wholly-owned subsidiary of Lufthansa German Airlines, after a distinguished career as the Executive Vice President and Chief Financial and Administrative Officer of Onex Food Services, Inc., which LSG acquired full ownership of in 2001. While at LSG he was a member of the Executive Management Board and Supervisory Board, and was responsible for leadership in the integration of LSG with Onex Food Services, Inc. Mr. Tolbert earned a bachelor’s degree in economics and a master’s degree in business administration from Auburn University. Mr. Tolbert also serves on the boards of directors of Husky Injection Molding Systems Ltd., where he is a member of the Audit Committee, and Sitel Worldwide Corporation, where he serves as Chairman of the Audit Committee.

Mr. Tolbert’s extensive executive experience, expertise and background makes him a valuable member of our board of directors. His high level of financial expertise is also of great value to our board and well qualifies him to serve as a director.

Code of Ethics

We have adopted a Code of Ethical Conduct for our senior executives and employees. Our Code of Ethical Conduct will be made available in print, free of charge, to any person who requests it in writing.

Audit Committee

Our board of directors has adopted a written charter for the audit committee, which will be available on our website upon the consummation of this offering. Our audit committee is responsible for: (1) reviewing the adequacy of internal accounting controls; (2) reviewing the results of our annual audit and audit reports; (3) reviewing disclosures by our auditors concerning relationships with us and our affiliates; (4) pre-approving services provided by the auditors; (5) reviewing the performance of the auditors; and (6) annually recommending auditors to our board of directors and preparing such reports or statements as may be required by securities laws. The audit committee has such power and authority as is necessary to fulfill the duties and obligations set forth in the Audit Committee Charter.

The members of the audit committee are currently Messrs. Osborne, Connelly and Tolbert. Mr. Tolbert serves as chairman of our audit committee. Our board of directors has determined that Mr. Tolbert qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K based on his education and experience in his respective fields. Each of our audit committee members are independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and under the rules of the NYSE.

Compensation Committee

Our board of directors has adopted a written charter for the compensation committee, which will be available on our website upon the consummation of this offering. The compensation committee provides assistance to the board of directors by designing, recommending to the board of directors for approval and evaluating the compensation plans, policies and programs for us and our subsidiaries, especially those regarding executive compensation, including the compensation of our Chief Executive Officer and other officers and directors, and will assist the board of directors in producing a prospectus on executive compensation for inclusion in our proxy materials in accordance with applicable rules and regulations.

The members of the compensation committee are currently Messrs. Duncanson, Mansell, Connelly and Tolbert. Mr. Duncanson serves as chairman of the compensation committee. Our compensation committee maintains a sub-committee comprised of Messrs. Connelly and Tolbert to consider performance-based compensation subject to Section 162(m) of the Internal Revenue Code.

Nominating and Corporate Governance Committee

Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website upon the consummation of this offering. The nominating and corporate governance committee provides assistance to the board of directors by identifying qualified candidates to become board members, selecting nominees for election as directors at stockholders’ meetings and to fill vacancies, developing and recommending to the board a set of applicable corporate governance guidelines and principles as well as oversight of the evaluation of the board and management.

The members of the nominating and corporate governance committee are currently Messrs. Duncanson, Mansell, Connelly and Tolbert. Mr. Duncanson serves as the chairman of the nominating and corporate governance committee.

Director Independence and Controlled Company Exemption

Our board of directors has affirmatively determined that Messrs. Osborne, Connelly and Tolbert are independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the rules of NYSE.

We are a “controlled company” as defined in the NYSE corporate governance rules and expect that we will continue to be a “controlled company” upon completion of this offering. Controlled companies are exempt from NYSE corporate governance rules that would otherwise require a majority of the members of the board of directors be independent and that the board of directors have a compensation committee and a nominating and corporate governance committee composed of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, and our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of NYSE’s corporate governance requirements. See “Risk Factors—We are a ‘controlled company,’ controlled by a control group, whose interests in our business may be different from yours,” and “—Because our board of directors is not required to consist of a majority of independent directors, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. Onex may have a controlling influence over our board, and the interests of Onex may conflict with the interests of our other stockholders.”

COMPENSATION DISCUSSION AND ANALYSIS

This section provides an overview and analysis of our compensation program and policies, the material compensation decisions made under those programs and policies, and the material factors considered in making those decisions. The discussion below is intended to help you understand the detailed information provided in our executive compensation tables and put that information into context within our overall compensation program. The “Committee” as used in this section refers to the Compensation Committee of the board of directors.

Background

On January 25, 2007, we acquired 100% of Tube City IMS Corporation’s capital stock from its previous owners. In connection with this Onex Acquisition, we entered into employment agreements with each of our named executive officers, or “NEOs.” Each of our NEOs also made a significant investment in our equity on January 25, 2007. Our NEOs’ names and current titles are listed below.

Name	Title

Joseph Curtin	President, Chief Executive Officer and Director

Raymond S. Kalouche	Chief Operating Officer; President and Chief Operating Officer of the Mill Services Group

J. David Aronson	President and Chief Operating Officer of the Raw Material and Optimization Group

Daniel E. Rosati	Executive Vice President and Chief Financial Officer

Thomas E. Lippard	Executive Vice President, General Counsel and Secretary

I Michael Coslov	Director; Non-Executive Chairman of the Board

On August 14, 2009, Mr. Curtin, who was previously the Vice-Chairman and Chief Operating Officer of our Raw Material and Optimization Group, was elevated to President and Chief Executive Officer. At that time, Mr. Coslov retired as Chief Executive Officer and became our Non-Executive Chairman of the Board.

Compensation Philosophy and General Objectives

Our compensation program is designed to attract and retain employees who are able to meaningfully contribute to our success. The program has been structured both to reward employees for past performance and to provide an incentive for future achievement. We also strive to align the interests of our executive officers with our stockholders by providing our executive officers with equity interests in us. In designing the compensation program, we have been mindful of fairness to all stakeholders.

Executive Compensation Components

At the time of the Onex Acquisition, we entered into new employment agreements with our NEOs, terminated the existing stock option plan and established the Restricted Stock Plan in which each of our NEOs participates. The current principal elements of compensation for each of our NEOs are:

•	base salary;

•	annual bonus;

•	restricted stock grants;

•	perquisites and other personal benefits; and

•	retirement benefits.

Why We Choose to Pay Each Element

Our employment agreements with our NEOs, which were entered into at the time of the Onex Acquisition, were negotiated with representatives from our majority stockholder, Onex, a private equity fund which has substantial experience in establishing management compensation programs.

While we have not used formal benchmarking in determining base salaries, our board of directors has substantial experience with setting compensation for executives in various industries and believe that our NEOs’ base salaries are competitive relative to similar positions at companies performing similar functions. We believe these base salary levels provide us with the ability to attract and retain employees with a proven record of performance. The initial salary levels agreed to in the employment agreements were the same as those in effect at the time of the Onex Acquisition. These salaries are subject to periodic review and increase, and have been increased since the Onex Acquisition.

We use incentive compensation, including bonuses, to provide a substantial cash payment opportunity based upon our achievement of budgetary and other objectives. In recent years we have had a bonus plan that set aside a calculated bonus pool that was allocated to individual employees by senior management on a discretionary basis. Each of our NEOs is entitled to incentive compensation under his employment agreement and each participates in our bonus plan.

Prior to 2009, our bonus pool was equal to 7% of our pre-bonus Adjusted EBITDA, adjusted for non-recurring items.

For 2009, the size of our bonus pool was based upon our attainment of a specified level of pre-bonus Adjusted EBITDA and our generation of cash-flow above the levels required to meet our cash flow needs for the year. Pursuant to this structure, no bonuses would be paid if the level of pre-bonus Adjusted EBITDA was less than $60 million. As the pre-bonus Adjusted EBITDA increased above $60 million, the bonus pool ranged from $10% to 20% of the calculated base described above. In each case, the size of the pool would be adjusted to decrease as Maintenance Capital Expenditures increased and was subject to clearing a fixed change hurdle to reflect investments that had been made related to new sites and contracts. Our 2009 results were such that the actual bonus pool was equal to 15% of the following calculation: pre-bonus Adjusted EBITDA (adjusted for a non-recurring item) of $82.0 million less each of (1) Maintenance Capital Expenditures of $15.8 million; (2) a $37.0 million fixed charge hurdle; and (3) a $1.0 million calculated charge for Growth Capital Expenditures related to new sites and contracts in 2009.

For 2010, we have made significant changes to our bonus plan designed to more closely align financial and personal goals with the interests of our stockholders. We believe the structure of the 2010 bonus plan, which contains both a personal goal and a Company-wide goal component, will serve as a better tool to incentivize employees by providing a direct connection between their individual performance and the amount of their bonus. The 2010 bonus plan also retains a discretionary component, and is subject to certain minimum thresholds. The bonus for individuals will be a function of five elements: (1) the individual’s base salary; (2) a target bonus percentage; (3) a financial goal attainment factor; (4) a personal goal attainment factor; and (5) a discretionary factor.

Annual bonuses are calculated as follows:

Individual’s base salary

X

Target Bonus percentage

X

Financial Goal Attainment Factor (expressed as a percentage)

X

Personal Goal Attainment Factor (expressed as a percentage)

+/-

Discretionary Adjustments

The NEOs’ target bonus percentages are recommended by the Committee and approved by the board of directors.

The financial goal attainment factor is a Company-wide factor. Each year the Committee recommends and the board of directors approves a targeted financial metric which establishes a goal level of pre-bonus Adjusted EBITDA less targeted Maintenance Capital Expenditures. The financial goal attainment factor will be calculated as a percentage of the actual targeted financial metric attained.

The personal goal attainment factor is based upon each individual participant’s attainment of his or her individual goals for the specific year. The personal goals are established by the individual participant’s supervisor with the input of the participant and approved by other members of management. The personal goals are generally tied into achievements that will improve our overall value (e.g., activities which diversify our international presence, attainment of new customers). The personal goals will be reviewed at the end of the year relative to actual performance, and a determination of the personal goal attainment factor (i.e., a percentage of the personal goals actually attained) will be made.

The percentage by which the actual financial metric differs from the target percentage will be doubled in determining the financial goal attainment factor. For example, if we achieve an actual metric that is 90% of the targeted metric (a 10% shortfall), the financial goal attainment factor will be 80% (the 10% shortfall x 2 or 20% shortfall). Conversely, if we achieve an actual metric that is 110% of the targeted metric, the financial goal attainment factor will be 120%. If the actual financial metric is less than 75% of the targeted metric, no bonus will be paid.

By way of illustration, if the individual has a base salary of $100,000 with a target bonus percentage of 20% and we achieve an actual financial metric of 95% of our target (and the individual achieves 100% of his or her individual goals), then the bonus will be as follows: $100,000 x 20% x 90% (i.e. two times the 5% shortfall) x 100% = $18,000.

In January 2010, we adopted a supplemental bonus plan for Messrs. Curtin and Aronson in order to insure that Mr. Aronson was compensated at a rate commensurate with other top performers at companies that buy and sell metals and other commodities and to recognize Mr. Curtin’s new leadership role as chief executive officer. The supplemental bonus entitles each of Messrs. Curtin and Aronson to earn an additional $150,000 in the event we achieve at least 75% of our target Adjusted EBITDA. For the same reasons, Mr. Curtin and Mr. Aronson were each awarded a one-time bonus of $75,000 for their performance in 2009. We did not use formal benchmarking in determining the size of the supplemental bonus; rather, we relied upon the judgment of the Committee, taking into account the Committee’s perception of the amounts necessary to retain and reward Messrs. Aronson and Curtin given then existing competitive forces and other potential opportunities.

We believe that the interests of our senior management should be aligned with that of our stockholders, and to that end, in connection with the Onex Acquisition, each of our executive officers made a significant investment in our equity. To further align those interests, and to aid us in attracting, retaining and motivating key employees, we adopted our Restricted Stock Plan at the time of the Onex Acquisition. Our NEOs were awarded shares of common stock (which become shares of class B common stock as a result of the Share Recapitalization) under the Restricted Stock Plan based on an assessment of their relative level of responsibility and their contribution to our overall operating and financial performance. We do not otherwise maintain formal equity ownership guidelines for our executives.

We believe that the various components of our compensation package, in the aggregate, provide a strong link between compensation and performance. We also believe that such elements, align the interests of our employees with our stockholders by creating a strong compensatory incentive to successfully drive growth in our earnings, maintain our industry-leading safety record and achieve the goals we set for our individual executives and our business.

How We Choose Amounts for Each Element of Our Compensation Program

We do not allocate between cash and non-cash compensation or between long-term and current compensation based on a formula. Overall compensation is set sufficiently high to attract and retain talented management, to reward outstanding accomplishments in achieving corporate objectives and in performing general management responsibilities, and to provide an incentive to maximize our long-term growth and value.

We believe it is important to align the interests of our NEOs and stockholders and to reward our NEOs for our overall performance and increase in value. Each of our NEOs has a significant equity investment in us as a result of investments made by our NEOs at the time of the Onex Acquisition and from awards under the Restricted Stock Plan.

While we may use formal benchmarking and peer group comparables in the future in establishing compensation levels of our NEOs, we have not relied on any formal benchmarking or set compensation levels by reference to any particular peer group.

In late 2008, Towers Perrin (now known as Towers Watson) was engaged to conduct an executive compensation assessment of our NEOs. The consultant was instructed to evaluate our peer group of comparable, publicly traded companies supplemented by published survey data. The consultant concluded that the nature of our business required it to use multiple industry groups in order to generate the report. Due to a number of factors, including the lack of direct publicly-traded comparables, changes in the commodity end markets and compensation levels of the companies included in the report, the promotions and changes in our management that took place in 2009, and the economic recession, the Committee chose not to base its compensation decisions on this report and has not commissioned a further report.

Individual Elements of Our Compensation Program

Base Salary

In 2009, our NEOs were paid base salaries as required by their then current employment agreements. We entered into new employment agreements at the time of the Onex Acquisition with each of the NEOs.

The agreements provide for the same base salary the executive was receiving at the time of the Onex Acquisition, subject to increases from time to time. While the agreements do not permit unilateral decrease, in response to the prevailing economic climate, our NEOs voluntarily undertook salary reductions in the third quarter of 2008. Salary levels were subsequently restored in the third quarter of 2009.

Effective January 1, 2010, the NEOs’ base salaries are:

Name	Base Salary effective January 1, 2010 ($)
Joseph Curtin	$650,000
Daniel E. Rosati	350,000
Raymond S. Kalouche	600,000
J. David Aronson	650,000
Thomas E. Lippard	521,375

Each NEO’s employment agreement has a five-year term commencing January 25, 2007 through January 24, 2012 and provides for automatic successive one-year renewals thereafter unless either party provides the other with 60 days notice of an intention not to renew before the end of the initial or any renewal terms.

Pursuant to his Transition Agreement, Mr. Coslov is receiving transition payments totaling $2,201,358 in monthly installments over the 24-month period from August 2009 through July 2011.

Bonus

The bonuses set forth in the Summary Compensation Table below were not paid pursuant to a formulaic plan for each individual, but were paid on a discretionary basis, upon our board of directors’ approval and reflect both the executive’s individual performance and our operating performance during a given year.

Each NEO’s employment agreement provides that the NEO is eligible to participate in a bonus plan to be established by us, as determined by our board of directors in its sole discretion and based upon our achievement of budgetary and other objectives to be set by the board of directors or the Committee.

The Committee recommended a 2009 bonus plan as an incentive to reward overall financial performance and, in doing so, created a bonus pool formulation tied to key financial metrics. For 2009, the bonus pool was equal to 15% of the following calculations: pre-bonus Adjusted EBITDA (adjusted for a non-recurring item) of $82.0 million less each of: (1) Maintenance Capital Expenditures of $15.8 million; (2) a $37.0 million fixed charge hurdle; and (3) a $1.0 million calculated charge for Growth Capital Expenditures related to new sites and contracts in 2009. The formula for determining the size of the 2009 bonus pool was arrived upon as a result of negotiations and discussions between members of the Committee, including representatives of Onex, our controlling stockholder, on the one hand, and members of our senior management team on the other. The key factors in determining the size of the bonus pool was to reward overall financial performance as measured by the financial metrics described above.

The distribution for 2009 was recommended by our CEO and the Committee and approved by our board of directors. The bonus allocation was made based upon subjective evaluation of performance by each participant’s supervisor, including, in the case of our named executive officers, a subjective evaluation by our chief executive officer as reviewed with the Committee. Performance was not measured against pre-established personal goals or individual objectives. The bonuses set forth in the Summary Compensation Table for a given year are those bonuses that were earned under the bonus plan for that year. Individual amounts have been recommended by our CEO and the Committee based on the respective NEO’s level of authority and responsibility and an assessment of respective contributions to the achievement of budget and other objectives. Bonuses earned in a given year are generally paid in March of the following year. However, in 2009 the bonuses paid pursuant to the 2008 bonus pools were paid in installments through September 2009.

Our NEOs’ target bonuses under our 2010 bonus plan are:

Name	Target Bonus	% of Salary
Joseph Curtin	$800,000	123%
Daniel E. Rosati	300,000	86%
Raymond S. Kalouche	700,000	117%
J. David Aronson	700,000	108%
Thomas E. Lippard	350,000	67%

In addition, pursuant to a supplemental bonus plan, each of Messrs. Curtin and Aronson (i) was paid $75,000 for his performance in 2009 and (ii) is entitled to earn an additional $150,000 in 2010 in the event that we archive at least 75% of our targeted Adjusted EBITDA.

Stock Incentive Awards—Restricted Stock Plan

The Restricted Stock Plan was adopted in January 2007 and shares were awarded pursuant to the Restricted Stock Plan in February 2007. The Restricted Stock Plan was structured both to reward employees for past performance and to provide an incentive for future achievement. It strives to achieve this objective by promoting an increased ownership motivation among our executive officers by providing additional equity interests in us.

The Restricted Stock Plan makes available for award 2,182 shares of our common stock (which have become shares of class B common stock following the Share Recapitalization). The number of shares made available under the Restricted Stock Plan equaled 10% of the number of shares outstanding at the time that the Restricted Stock Plan was adopted.

Each of our NEOs’ employment agreements provides him with the right to receive a specified number of restricted shares (the “Restricted Shares”) under our Restricted Stock Plan. The decision as to the number of Restricted Shares to be awarded each NEO was negotiated concurrently with the Onex Acquisition agreement for the Onex Acquisition with representatives of our majority shareholder, Onex, a private equity fund which has substantial experience in establishing management compensation levels.

The following table sets forth the number of Restricted Shares that were awarded the NEOs in February 2007. The value of each Restricted Share on the date of grant was $100.

Name	Number of Restricted Shares
Joseph Curtin	363.52
Daniel E. Rosati	158.20
Raymond S. Kalouche	363.52
J. David Aronson	320.75
Thomas E. Lippard	180.02
I Michael Coslov	427.45

Twenty-five percent of the Restricted Shares vested upon grant, and an additional 15% vest on each of the first five anniversaries of the grant date. All nonvested Restricted Shares are forfeited if the holder ceases to be an employee of or consultant to us or any of our subsidiaries for any reason. Upon a “Sale of the Company” (as defined in the Restricted Stock Plan), all nonvested Restricted Shares become vested. The Restricted Stock Plan is administered by a committee appointed by our board of directors that has the power to amend, modify, terminate or suspend the Restricted Stock Plan at any time, except that no such action may impair or adversely affect the rights of a participant with respect to Restricted Shares previously awarded without the consent of the participant. When Mr. Coslov retired and entered into his Transition Agreement, he forfeited 192.35 unvested shares.

Perquisites and other Personal Benefits

The perquisites made available to our NEOs are listed in the Summary Compensation Table. The maximum amount payable to each of our NEOs in respect of perquisites for 2010 and succeeding years is $15,000, although such limitation will not apply to club dues, insurance premiums, matching contributions under our 401(k) plan and automobile allowances. No such limit applied prior to 2010.

Under the terms of Mr. Coslov’s employment agreement, we paid the premiums for insurance policies on his life with an aggregate value of $13,000,000, dues for various clubs, as well as costs and expenses for two automobiles, cellular phone expenses, travel and entertainment expenses and other office and professional expenses. Under the terms of the Transition Agreement, Mr. Coslov will continue to receive such perquisites subject to a limit of $150,000 annually.

Retirement Benefits and Nonqualified Deferred Compensation

Retirement Benefits

Our NEOs are eligible to participate in our tax-qualified 401(k) plan which covers all of our salaried employees. We maintain a separate tax qualified 401(k) plan for all of our non-union hourly employees. In any plan year, we match 100% of the amount contributed by a participant, up to 6% of the participant’s compensation subject to applicable limits pursuant to Section 401(a)(17) of the Internal Revenue Code. However, we temporarily suspended matching contributions effective March 16, 2009 in response to current economic conditions. All of our NEOs participated in our 401(k) plan during 2009 and received matching contributions through the date such contributions were suspended. Matching contributions were reinstated effective January 1, 2010.

Deferred Compensation Plan

We maintain the Tube City IMS, LLC Executive Deferred Compensation Plan (the “Deferred Compensation Plan”), which is intended to be an unfunded nonqualified deferred compensation plan maintained for a select group of management or highly compensated employees not subject to Parts 2, 3 and 4 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Before January 1, 2008, the Deferred Compensation Plan was known as the “Tube City, LLC Executive Deferred Compensation Plan,” and it allowed key employees, including NEOs, to defer receipt of a portion of their base compensation and/or all of their bonus for a calendar year until termination of employment or upon the occurrence of other specific events. A participant was fully vested in the benefits attributable to such deferrals. The Deferred Compensation Plan also allowed us to make discretionary allocations to a participant’s account under the Deferred Compensation Plan that were subject to such terms and conditions as we imposed, in our sole discretion, including vesting provisions. The participants could elect among certain designated deemed investments to measure the amount of gain or loss to be added to their Deferred Compensation Plan accounts. A bookkeeping account was established to record each participant’s deferrals and any contributions by us, and such accounts were credited with the amount of gain or loss that such account would have earned or lost based on the investment alternatives chosen by the participant. The Deferred Compensation Plan was unfunded, but we established a grantor trust (the “Rabbi Trust”) to hold assets to assist us in paying the benefits. The Rabbi Trust currently has all of its assets invested in a life insurance policy. See “—Nonqualified Deferred Compensation Table.”

Effective January 1, 2008, the Tube City IMS Corporation Supplemental Executive Retirement Plan described below was merged into the Deferred Compensation Plan, and the Deferred Compensation Plan was amended and restated. Under the amended and restated Plan, a bookkeeping account is maintained to record the amounts that we credit to each participant for each calendar year, which include amounts that we would have contributed for the participant under our qualified 401(k) plan, but could not because of certain restrictions under the Internal Revenue Code. Each participant’s account is also credited with notional interest based on a formula set forth in the Plan. Each participant is fully vested in his Plan account. In general, each participant is entitled to receive a distribution of his December 31, 2007 Plan balance of his account upon termination of his employment. Benefits attributable to post-2007 service, which are not covered by the Rabbi Trust, are to be paid in five substantially equal annual installments.

Supplemental Executive Retirement Plan (IMS)

As noted above, as of January 1, 2008 the Tube City IMS Corporation Supplemental Executive Retirement Plan (the “Tube City IMS SERP”) was merged into the Deferred Compensation Plan. Mr. Kalouche had been a participant in the Tube City IMS SERP which was intended to be an unfunded nonqualified deferred compensation plan to pay additional benefits to certain eligible individuals whose benefits under our qualified 401(k) plan were restricted by the provisions of the Internal Revenue Code. The Tube City IMS SERP was intended to be exempt from all of the provisions of Parts 2, 3 and 4 of ERISA. A bookkeeping account was established to record the amounts that we credited to Mr. Kalouche for each calendar year, which included amounts that we would have contributed for him under our qualified 401(k) plan, but could not because of certain restrictions under the Internal Revenue Code. Mr. Kalouche’s account was also credited with notional interest based on a formula set forth in the Plan. The Tube City IMS SERP was not covered by the Rabbi Trust. See “—Pension Table.”

Supplemental Executive Retirement Plan (Tube City)

Messrs. Curtin, Aronson and Lippard were also entitled to nonqualified supplemental retirement benefits under their employment agreements in effect prior to the Onex Acquisition (the “Tube City Retirement Benefits”). The Tube City Retirement Benefits were included in the new employment agreements with Messrs. Curtin and Aronson entered into at the time of the Onex Acquisition. The benefit payments to Messrs. Curtin, Aronson and Lippard in respect of the Tube City Retirement Benefits are described below in “—Potential Payments Made Upon Normal and Early Retirement.” Our obligation to pay the supplemental retirement benefits in respect of the Tube City Retirement Benefits is unfunded, but the Rabbi Trust described above holds assets to assist us in paying such benefits. See “—Pension Benefits Table.”

Risk Review

The Committee has generally reviewed, analyzed and discussed the executive compensation program. The Committee does not believe that any aspects of the compensation program encourage the NEOs to take unnecessary or excessive risks. Goals and objectives reflect a balanced mix of quantitative and qualitative performance measures to avoid excessive weight on a single performance measure, and the elements of compensation are balanced among current cash payments, deferred cash and equity awards. The financial goals set forth in the bonus plan are based upon performance targets that the Committee believes are attainable without the need to take inappropriate risks or make material changes to our business or strategy. In addition, the Restricted Stock Plan awards that vest over a five-year period mitigate against taking short-term risks.

Potential Payments on Termination

Each NEO’s employment agreement provides for certain payments if we terminate his employment without “Cause”, if he terminates his employment for “Good Reason” (each as defined in the employment agreements) or if we elect not to renew the employment period. Generally, the payments include severance payments and a continuation of health coverage for 24 months after the date of separation. We provide these benefits to be competitive in attracting and retaining employees with a proven record of performance. We believe these payments are necessary to, among other things, induce our NEOs to be bound by the non-competition and non-solicitation/no-hire restrictions included in their employment agreements.

If the employment of one of our NEOs is terminated for any other reason other than by us without “Cause” or by him for “Good Reason”, the NEO will receive his base salary accrued through termination.

Each employment agreement provides that the NEO is subject to: (1) a noncompete restriction during his employment and for a period thereafter equal to the greater of twelve months or the severance payment period; and (2) a nonsolicit/no-hire restriction during his employment and for the a period thereafter equal to the greater of 24 months or the severance payment period. The employment agreements also provide that each NEO is subject to confidentiality restrictions.

Pursuant to Mr. Coslov’s Transition Agreement, if we were to decide not to continue Mr. Coslov as our Non-Executive Chairman of the board before the second anniversary of the date he entered that position (the “Effective Date”), payment of his base monthly transition payments will cease and he will instead receive monthly payments for two years from such date of termination in an amount equal to the weighted average of his base monthly transition payments and $20,833 per month. If such event occurs after the second anniversary of the Effective Date, he will receive monthly payments for two years in an amount equal to $20,833 per month. In addition, he would be entitled to receive for two years on a more limited basis the benefits, perquisites, office and secretarial support he received while serving as Non-Executive Chairman of the Board. If Mr. Coslov resigns as Non-Executive Chairman of the Board, he will be entitled only to those monthly installments of his of base salary for two years following the Effective Date not yet paid, if any. If Mr. Coslov’s employment is terminated for Cause (as defined in his employment agreement) prior to the Effective Date, no party shall have any further obligations under the Transition Agreement.

Potential Payments on Change of Control

Under the terms of our Restricted Stock Plan, all unvested shares including those held by the NEOs vest immediately upon a “Sale of the Company” as defined in the Restricted Stock Plan. The number of unvested shares held by our NEOs as of December 31, 2009 is included in “Outstanding Equity Awards at Fiscal Year-End Table” below. The shares are privately held. The value associated with those shares would be determined in connection with a “Sale of the Company” as defined in the Restricted Stock Plan. If a successor entity provides in writing that it will assume the employment agreement of an NEO, the NEO is not eligible for any additional benefit in a change of control transaction. However, if a successor entity does not assume the employment agreement, the separation of the NEO would be considered for “Good Reason” and he would be eligible for termination payments as indicated above under “Potential Payments on Termination.” We believe that this arrangement closely aligns the interests of the NEOs with those of our shareholders in the event of a change of control.

Potential Payments Made upon Normal and Early Retirement

The employment agreements entered into in connection with the Onex Acquisition with Messrs. Curtin, Aronson and Lippard contain provisions in respect of the Tube City Retirement Benefits, in providing that each executive officer is entitled to normal retirement benefits of $45,000 annually for a period of 10 years commencing upon the later of separation of service, or age 65, or early retirement benefits of $25,000 (plus $2,000 for each full year of age attained between ages 55 and 65) annually for a period of 10 years commencing upon separation of service at or after age 55 and before age 65. These annual pension benefits are increased to $50,000 and $30,000 (plus $2,000 for each full year of age attained between ages 55 and 65), respectively, for the year commencing January 1, 2015. These retirement benefits will be increased for inflation to the extent the year over year increase in the consumer price index in any given year after 1995 exceeds 10%. Each executive will forfeit his vested retirement benefits if his employment is terminated for any reason other than death or disability prior to age 55 or if, having reached age 55, he subsequently resigns other than for Good Reason, is terminated for Cause or violates the restrictive covenants as set forth in each executive’s employment agreement. Since Messrs. Curtin and Lippard have attained age 55, they would be entitled to an early retirement benefit if employment terminated for any reason that would not result in a forfeiture.

Tax and Accounting Implications

Section 162(m)

Section 162(m) of the Internal Revenue Code limits to $1,000,000 per person the amount that a publicly held company may deduct for compensation paid to named executive officers (other than a chief financial officer) in any fiscal year, unless the compensation is performance-based. As our class A common stock was not publicly-traded prior to this offering and our class B common stock is not publicly-traded, the Committee has not previously taken the deductibility limitation imposed by Section 162(m) into consideration in setting compensation. However, we expect that the Committee will review and consider the deductibility of executive compensation under Section 162(m) when it develops new compensation arrangements or plans post-offering. Although the Committee will consider all elements of the cost to us in providing such compensation (including the impact of the Section 162(m) limitations), the Committee believes that it is important to maintain flexibility. Therefore, in certain circumstances, the Committee may authorize compensation payments that do not comply with the exemptions of Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Accounting for Stock-Based Compensation

We account for stock-based payments in accordance with the requirements of FASB ASC Topic 718. In 2007, immediately prior to the Onex Acquisition, we recorded $16.3 million expense related to the termination of the 2004 Stock Option Plan. After the Onex Acquisition, we recorded $0.2 million in expense associated with the Restricted Stock Plan.

Compensation Committee Interlocks and Insider Participation

The Committee was formed by unanimous consent of our board of directors on March 29, 2007. The Committee periodically reviews compensation related matters including annual bonus plans and individual awards within that plan and salary and benefit changes of our executive officers. In the year ended December 31, 2009, the members of the Committee were Messrs. Duncanson, Mansell, Connelly, Tolbert and Lawrence N. Weiss.

In the year ended December 31, 2009, none of our NEOs served as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

We do not believe that any of our compensation arrangements have or could reasonably be expected to have a material adverse affect on us or our business.

Summary Compensation Table

The following table sets forth compensation for the years ended December 31, 2009, 2008 and 2007 awarded to, earned by, paid to or accrued for the benefit of our principal executive officer, our principal financial officer, and our three most highly compensated executive officers during 2009, 2008 and 2007, other than the foregoing, who were serving as executive officers on December 31, 2009.

Officer and Position	Year	Salary (1) ($)	Bonus ($)		Stock Awards ($)	Option Awards ($)	Non Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (2) ($)	All Other Compensation (3)(4)(5)(7)(8)(10) ($)	Total ($)
Joseph Curtin	2009	625,685	675,000	(11)	—	—	—	28,372	160,513	1,489,570
President & Chief Executive Officer	2008	581,996	950,000		—	—	—	16,133	172,004	1,720,133
	2007	551,668	700,000		36,352	—	—	15,293	3,611,915	4,915,228

Daniel E. Rosati	2009	281,233	245,000		—	—	—	—	52,617	578,850
Exec VP, CFO	2008	278,483	290,000		—	—	—	—	57,587	626,070
	2007	258,250	200,000		15,820	—	—	—	981,554	1,455,624

Raymond Kalouche	2009	576,168	600,000		—	—	—	—	162,026	1,338,194
Corporate COO, President & COO Mill Services Group	2008	564,080	810,000		—	—	—	—	157,780	1,531,860
	2007	551,668	675,000		36,352	—	—	—	4,261,070	5,524,090

J. David Aronson	2009	617,057	675,000	(11)	—	—	—	25,246	134,651	1,451,954
President and COO Raw Material and Optimization Group	2008	528,430	810,000		—	—	—	6,390	144,652	1,489,472
	2007	496,502	700,000		32,075	—	—	6,056	1,630,311	2,864,944

Thomas E. Lippard	2009	512,685	300,000		—	—	—	26,840	98,840	938,365
Exec VP & General Counsel	2008	507,672	415,000		—	—	—	28,372	124,168	1,075,212
	2007	496,501	325,000		18,002	—	—	25,246	1,120,103	1,984,852

I Michael Coslov(6)(9)	2009	653,070	150,000		—	—	—	—	282,499	1,085,569
Non-Executive Chairman	2008	1,071,751	900,000		—	—	—	—	365,614	2,337,365
	2007	1,048,170	750,000		42,745	—	—	—	4,321,773	6,162,688

(1)	Includes pre-tax salary deferred contributions by each of the NEOs to our tax qualified 401(k) plan of $15,500 in each of 2009, 2008 and 2007.
(2)	This number represents the increase in the present value of the accumulated benefit of each of Messrs. Curtin, Aronson and Lippard in respect of the Tube City Retirement Benefits that occurred during 2009, 2008 and 2007. Messrs. Curtin, Aronson and Lippard have accrued the maximum benefit payable under their employment agreements, but such benefit is forfeitable in certain circumstances. See “—Retirement Benefits and Nonqualified Deferred Compensation—Supplemental Executive Retirement Plan (Tube City)” for a description of the Tube City Retirement Benefits, and the “—Pension Benefits Table.”
(3)	The 2007 amount includes compensation associated with the termination of our 2004 Stock Option Plan in connection with the Onex Acquisition totaling $4,082,882 for Mr. Coslov; $943,523 for Mr. Rosati; $3,499,613 for each of Messrs Curtin and Kalouche; $1,543,947 for Mr. Aronson; and $1,029,298 for Mr. Lippard.
(4)	Includes reimbursement of personal legal and/or accounting professional fees valued at our cash cost.
(5)	Includes country club memberships measured by our total cash cost. The following amounts were received in 2009: Mr. Coslov received $70,599, Mr. Kalouche received $28,861, Mr. Curtin received $15,810 and Mr. Aronson received $21,940.
(6)	All other compensation includes lease payments we made of $24,905 for automobiles used personally by Mr. Coslov in 2009.
(7)	All other compensation includes life and disability insurance premium payments valued at cash cost to us. Mr. Coslov received $38,039, $56,971 and $53,299 in 2009, 2008 and 2007, respectively.
(8)	Includes our Company matching contributions to the Company’s tax-qualified 401(k) plan, and Company allocations to the accounts of Messrs. Coslov, Curtin, Lippard and Aronson under the Company’s Deferred Compensation Plan, and to the account of Mr. Kalouche under the Tube City IMS SERP. Notional termed earnings are credited to such accounts. See “—Retirement Benefits and Nonqualified Deferred Compensation” for a description of the Deferred Compensation Plan and the Tube City IMS SERP, and the “—Nonqualified Deferred Compensation Table.”
(9)	All other compensation includes personal usage by Mr. Coslov of a condominium rented by the Company valued at our actual cash cost.
(10)	Includes an automobile allowance valued at our cash cost. Messrs. Curtin and Aronson each received $28,200, in 2009, 2008 and 2007.
(11)	Includes supplemental bonus of $75,000 for Messrs. Curtin and Aronson in respect of 2009.

Description of our NEOs’ Employment Agreements

In connection with the Onex Acquisition, we entered into employment agreements with each of our NEOs. Each of our NEOs employment agreements has a five-year term commencing January 25, 2007 through January 24, 2012 and provides for automatic successive one-year renewals thereafter unless either party provides the other with 60 days notice of an intention not to renew before the end of the initial or any renewal terms. The base salary levels agreed to in the employment agreements were the same as those in effect at the time of the Onex Acquisition. These salaries are subject to periodic review and increase, and have been increased since the Onex Acquisition. In addition, each of our NEOs’ employment agreements provides that the officer is eligible to participate in our bonus plan, as established by our board of directors in its sole discretion, as well as the right to receive Restricted Shares under our Restricted Stock Plan. The number of Restricted Shares awarded each NEO on or around the time of the Onex Acquisition was negotiated with representatives of our majority shareholder, Onex, a private equity fund which has substantial experience in establishing management compensation levels. For a further discussion of compensation payable to our NEOs under their employment agreements, see “—Executive Compensation Components” and “—Why We Chose to Pay Each Element—Individual Elements of Our Compensation Program.”

Each NEO’s employment agreement provides for severance payments if we terminate the NEO’s employment without “Cause”, the NEO terminates his employment for “Good Reason” (each as defined in the employment agreements) or if we elect not to renew the employment period. Generally, the payments include severance payments and a continuation of health coverage for 24 months after the date of separation. The amounts and terms of such payments are described below under “—Payments Upon Termination and Change of Control.” In addition, if the change of control constituted a “Sale of the Company” as defined in the Restricted Stock Agreement, unvested shares under our Restricted Stock Plan would vest.

In addition, the employment agreements of Messrs. Curtin, Lippard and Aronson entitle each of them to receive the Tube City Retirement Benefits as described below in “—Potential Payments Made Upon Normal and Early Retirement.”

Transition Agreement for Non-Executive Chairman

Mr. Coslov’s Transition Agreement calls for Mr. Coslov to receive transition payments totaling $2,201,358 in monthly installments over two years following the appointment of the new Chief Executive Officer in August 2009 and to receive monthly compensation for his role as Non-Executive Chairman thereafter at a rate of $20,833 per month. He is also entitled to certain perquisites, as described above in “—Perquisites and other Personal Benefits.” Mr. Coslov and his spouse will also receive continuing health care benefits for their respective lifetimes under the agreement coordinated with Medicare. He is also eligible to receive a distribution of $342,320 under the Deferred Compensation Plan.

Grants of Plan Based Awards Table

We did not grant any plan based awards for the year ended December 31, 2009.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth outstanding equity awards and year-end option values for the NEOs.

Name	Stock Awards
	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Joseph Curtin	163.58	$16,358	—	—
Daniel E. Rosati	71.19	7,119	—	—
Raymond Kalouche	163.58	16,358	—	—
J. David Aronson	144.34	14,344	—	—
Thomas E. Lippard	81.00	8,100	—	—
I Michael Coslov (3)	—	—	—	—

(1)	The shares will vest in equal installments on February 28 in each year 2010 through 2012, so long as the executive continues to be employed by us on each such vesting date.
(2)	No valuation has been done to determine the fair market value of the restricted shares; the amount indicated was calculated based upon the fair value per share of $100, as of February 28, 2007, the date the shares were granted, as determined in accordance with Financial Accounting Standards Board ASC Topic 718.
(3)	Mr. Coslov forfeited his unvested shares during 2009.

Option Exercises and Stock Vested Table

The following table sets forth the shares that vested under our Restricted Stock Plan during the year ended December 31, 2009.

Name	Year	Stock Awards
		Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Joseph Curtin	2009	54.53	5,453
Daniel E. Rosati	2009	23.73	2,373
Raymond Kalouche	2009	54.53	5,453
J. David Aronson	2009	48.11	4,811
Thomas E. Lippard	2009	27.00	2,700
I Michael Coslov	2009	64.12	6,412

(1)	No valuation has been done to determine the fair market value of the restricted shares; the amount indicated was calculated based upon the fair value per share of $100, as of February 28, 2007, the date the shares were granted, as determined in accordance with Financial Accounting Standards Board ASC Topic 718.

Pension Benefits Table

The following table sets forth information regarding the nonqualified defined benefit pension plans that cover any of the NEOs for the year ended December 31, 2009. A dash indicates that the NEO is not entitled to any such benefits. None of the NEOs is a participant in a tax-qualified defined benefit plan.

Name	Plan Name	Number of Years Credited Service (#)		Present Value of Accumulated Benefit ($)		Payments During Last Fiscal Year ($)
Joseph Curtin	Tube City Retirement Benefits	10	(1)	337,842	(2)	—
Daniel E. Rosati	N/A	—		—		—
Raymond Kalouche	N/A	—		—		—
J. David Aronson	Tube City Retirement Benefits	10	(1)	147,812	(2)	—
Thomas E. Lippard	Tube City Retirement Benefits	10	(1)	378,744	(2)	—
I Michael Coslov	N/A	—		—		—

(1)	Each of Messrs. Curtin, Aronson and Lippard have been employed by us for more than ten years, but the maximum benefit payable to them in respect of the Tube City Retirement Benefits was accrued after ten years of service.
(2)	This number represents the present value of the accumulated benefit of each of Messrs. Curtin, Aronson and Lippard under this Plan as of December 31, 2009. The benefit is calculated based on when the NEO will become eligible for the benefit and using a discount rate of 5.0%. This benefit is forfeitable if their employment terminates under certain circumstances. Since Messrs. Curtin and Lippard have attained age 55, they would be entitled to receive early retirement benefits if employment terminates and the applicable forfeiture provisions do not apply. See “—Retirement Benefits and Nonqualified Deferred Compensation—Supplemental Executive Retirement Plan (Tube City)” for a description of the material provisions of the Tube City Retirement Benefits. See Note 22, Retirement Plans to our consolidated financial statements located elsewhere in this prospectus for the valuation method and material assumptions used to calculate the present value of the accrued amount.

Nonqualified Deferred Compensation Table

The following table sets forth information regarding the non-qualified defined contribution plans that cover the NEOs for the year ended December 31, 2009. A dash indicates that the NEO is not entitled to any such benefits.

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year ($)(2)		Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Joseph Curtin	Deferred Compensation Plan	—	81,750	(1)	2,845	—	296,998
Daniel E. Rosati	Deferred Compensation Plan	—	20,940	(1)	280	—	38,145
Raymond Kalouche	Deferred Compensation Plan	—	69,013	(1)	20,353	—	685,404
J. David Aronson	Deferred Compensation Plan	—	69,789	(1)	2,609	—	299,724
Thomas E. Lippard	Deferred Compensation Plan	—	42,922	(1)	1,585	—	233,261
I Michael Coslov	Deferred Compensation Plan	—	84,671	(1)	2,323	—	342,320

(1)	This number represents the 2009 company allocation made under the Deferred Compensation Plan. See “Retirement Benefits and Nonqualified Deferred Compensation—Deferred Compensation Plan” for a description of the Deferred Compensation Plan.
(2)	Our contributions and the aggregate earnings are included in the “All Other Compensation Column” in the Summary Compensation Table.

Payments Upon Termination And Change Of Control

The following table sets forth amounts of compensation to be paid to each NEO if we terminate his employment without Cause, he terminates his employment for Good Reason (as defined in his employment agreement) or if we elect not to renew the employment period. The amounts shown assume that such termination was effective as of January 1, 2010.

Name	Severance Payments ($)(1)	Non-qualified Defined Contribution Plan ($)(2)	Pension Benefit ($)(3)	Health Welfare and Life Insurance Benefits ($)(4)	Executive Level Outplacement Service ($)	Total ($)
Joseph Curtin	1,300,000	296,998	435,000	31,494	10,000	2,073,492
Daniel E. Rosati	700,000	38,145	—	36,687	10,000	784,832
Raymond Kalouche	1,200,000	685,404	—	36,687	10,000	1,932,091
J. David Aronson	1,300,000	299,724	—	36,687	10,000	1,646,411
Thomas E. Lippard	1,047,750	233,261	475,000	36,687	10,000	1,802,698
I Michael Coslov (5)

(1)	Each NEO’s employment agreement entitles the NEO to severance payments in an amount equal to two times his annual base salary paid in monthly installments over two years.
(2)	Amounts credited in the NEO’s accounts under the Deferred Compensation Plan and the Tube City IMS SERP. Amounts attributable to periods of service prior to 2008 are payable in a lump sum upon termination; amounts attributable to subsequent periods of service are payable in five annual installments.
(3)	Messrs. Curtin, Aronson and Lippard are entitled to receive the Tube City Retirement Benefits in accordance with their respective employment agreements, which provide that each is entitled to normal retirement benefits annually for ten years commencing on the later of separation of service or age 65. The annual normal retirement benefit amount is initially $45,000, but increases to $50,000 in 2015 and by an additional $5,000 every ten years thereafter. Participants are eligible for early retirement benefits commencing upon separation of service at or after age 55, but before age 65. The amount of early retirement benefit is $25,000, increasing by $5,000 in 2015 and by an additional $5,000 every ten years thereafter plus $2,000 for each full year of age attained between ages 55 and 65. Mr. Curtin, who was then 63 years old, would have received $41,000 in each year 2010 through 2014 and $46,000 in each year 2015 through 2019. Mr. Aronson, 43 years old, would not have been eligible for any benefit having not reached the age of 55. Mr. Lippard, 66 years old, would be eligible for the full benefit of $45,000 in each year 2010 through 2014 and $50,000 in each year 2015 through 2019.
(4)	The NEOs are eligible for continued normal benefits coverage including normal group life, long-term disability, accidental death and dismemberment and health insurance. The amounts listed are our estimate of our costs of that coverage. The actual amounts to be paid out can only be determined at the time of such executive’s separation.
(5)	Mr. Coslov’s employment terminated as of August 14, 2009. See description of his Transition Agreement below.

In order to be eligible to receive severance payments described in the table above, each NEO is subject to: (1) a noncompete restriction for a period following termination equal to the greater of twelve months or the severance payment period; (2) a nonsolicit/no-hire restriction for a period following termination equal to the greater of 24 months or the severance payment period; and (3) certain confidentiality restrictions. In addition, the NEO must execute and deliver a general release.

Pursuant to his Transition Agreement, Mr. Coslov is receiving transition payments totaling $2,201,358 that are being paid monthly over the 24-month period from August 2009, when he entered into the Transition Agreement, through July 2011. He is also receiving continuing health care coverage for him and his spouse coordinated with Medicare. He is also eligible to receive a distribution of $342,320 under the Deferred Compensation Plan. See “—Summary Compensation Table—Transition Agreement for Non-Executive Chairman.”

The following table sets forth amounts of compensation to be paid to each NEO if his employment terminates in the event of his disability. Such a termination is not considered a separation for “Good Reason” under the respective employment agreements so that, in general, the benefits for which the NEOs are potentially eligible are the same as those that all of our employees receive under the terms of our group long-term disability policy.

However, under the terms of their employment agreements, Messrs Curtin, Aronson and Lippard regardless of age, would become immediately eligible for “Normal Retirement Benefits” as defined in their employment agreements, that would provide annual payments of $45,000 for a period of ten years, subject to adjustments as described above. The amounts shown assume that such termination was effective as of January 1, 2010.

Name	Severance Payments ($)	Non-qualified Defined Contribution Plan ($)	Pension Benefit ($)	Health Welfare and Life Insurance Benefits ($)	Executive Level Outplacement Service ($)	Total ($)
Joseph Curtin	—	296,998	475,000	—	—	771,998
Daniel E. Rosati	—	38,145	—	—	—	38,145
Raymond Kalouche	—	685,404	—	—	—	685,404
J. David Aronson	—	299,724	475,000	—	—	774,724
Thomas E. Lippard	—	233,261	475,000	—	—	708,261

Under the terms of our NEOs’ employment agreements, failure to secure an agreement in writing with any successor entity to assume their respective employment agreements would constitute a separation for “Good Reason” as defined in the NEO employment agreements and, accordingly, the NEOs would be eligible for the benefits included in the first table under “Payment Upon Termination and Change of Control.” In addition, if the change of control constituted a “Sale of the Company” as defined in the Restricted Stock Agreement, unvested shares under our Restricted Stock Plan would vest.

The following table sets forth amounts of compensation to be paid to each NEO if his employment terminates in the event of a “Sale of the Company” as defined in the Restricted Stock Plan and assumes that we do not secure an agreement in writing with the successor entity to assume the employment agreements. The amounts shown assume that such termination was effective as of January 1, 2010.

Name	Severance Payments ($)	Non-qualified Defined Contribution Plan ($)	Pension Benefit ($)	Health Welfare and Life Insurance Benefits ($)	Executive Level Outplacement Service ($)	Vesting of Unvested Restricted Stock Plan Shares ($)(1)	Total ($)
Joseph Curtin	1,300,000	296,998	435,000	31,494	10,000	16,358	2,089,850
Daniel E. Rosati	700,000	38,145	—	36,687	10,000	7,119	791,951
Raymond Kalouche	1,200,000	685,404	—	36,687	10,000	16,358	1,948,449
J. David Aronson	1,300,000	299,724	—	36,687	10,000	14,434	1,660,845
Thomas E. Lippard	1,047,750	233,261	475,000	36,687	10,000	8,100	1,810,798

(1)	No valuation has been done to determine the fair market value of the restricted shares; the amount indicated was calculated based upon the fair value per share of $100, as of February 28, 2007, the date the shares were granted, as determined in accordance with Financial Accounting Standards Board ASC Topic 718.

Director Compensation

Only our three independent directors receive compensation for board meetings. Mr. Osborne receives $15,000 per meeting, with $5,000 relating to his chairmanship of the Audit Committee and Messrs. Connelly and Tolbert receive $10,000 per meeting.

Director Compensation Table

The following table sets forth director compensation for the year ended December 31, 2009. A dash indicates that no compensation was paid for serving on our board of directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joseph Curtin	—	—	—	—	—	—	—
Timothy A.R. Duncanson	—	—	—	—	—	—	—
David J. Mansell	—	—	—	—	—	—	—
Colin Osborne	60,000	—	—	—	—	—	60,000
John J. Connelly	40,000	—	—	—	—	—	40,000
Patrick W. Tolbert	40,000	—	—	—	—	—	40,000
Lawrence N. Weiss (1)	40,000	—	—	—	—	—	40,000
I Michael Coslov	—	—	—	—	—	—	—

(1)	Mr. Weiss is a former director.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

On January 25, 2007, we entered into a management agreement with Onex, our principal equityholder. In 2008, in exchange for providing us with corporate finance and strategic planning consulting services, we paid Onex Partners Manager LP an annual management fee of $1.0 million. We will also reimburse Onex Partners Manager LP for out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement. The management agreement has an initial term of 10 years, subject to automatic one-year renewals, unless terminated by either party by notice given at least 90 days prior to the scheduled expiration date.

Series 2008 Promissory Notes

In November 2008, we began issuing series 2008 promissory notes to affiliates of Onex, members of our board of directors and management team, and certain other employees. Interest on the series 2008 promissory notes accrued at the rate of 15.0% per annum through November 26, 2009, currently accrues at the rate of 17.5% per annum for the period from November 27, 2009 through November 26, 2010, and will accrue at a rate of 20.0% per annum thereafter. As of March 31, 2010, the aggregate amount of our outstanding indebtedness in respect of the series 2008 promissory notes was $37.5 million. We intend to redeem in full our series 2008 promissory notes with a portion of the net proceeds of this offering. See “Description of Indebtedness.”

Investor Stockholders Agreement

On or about the time of the Onex Acquisition, all of our stockholders, including Onex and its affiliates, entered into an Investor Stockholders Agreement. Under this agreement, our current stockholders have agreed to vote their shares on matters presented to the stockholders as specifically provided in the Investor Stockholders Agreement, or, if not so provided, in the same manner as Onex. In particular, each non-Onex party agrees to vote all of their shares to elect to our board of directors such individuals as may be designated by Onex from time to time. David J. Mansell and Timothy A.R. Duncanson have been designated to serve on our board of directors by Onex. Following this offering, each non-Onex party to the agreement may sell up to a certain percentage of the shares held by it on the date of this offering, with such percentage increasing each year; provided, however, that if at any time Onex shall have sold a greater percentage of the shares it held on the date of this offering, then each non-Onex stockholder shall have the right to sell up to the same percentage of its shares.

Transition Agreement

In August 2009, Mr. Coslov, our then Chief Executive Officer and Chairman of the board of directors entered into a Transition Agreement with us and retired as CEO and from our day-to-day operations. He continues to serve as our Non-Executive Chairman of the board.

Other Transactions

Mr. Coslov owns an interest in a partnership that provides private aircraft services. From time to time, both Mr. Coslov and other executives used an aircraft owned by the partnership for company business. When only Mr. Coslov or other of our executive officers used the aircraft for company business, we reimbursed Mr. Coslov at the rate charged to him by the partnership for use of the aircraft. We reimbursed Mr. Coslov approximately $25 thousand in 2009 for use of the aircraft by him and/or other of our executives on company business.

Mr. Coslov’s son, David Coslov, is employed by us as a vice president of the Mill Services Group and received $288,978 in aggregate annual salary and other compensation during 2009.

Policy Regarding Related Party Transactions

We recognize that related party transactions present a heightened risk of conflicts of interest and, in connection with this offering, we intend to adopt a policy to which all related party transactions shall be subject. Pursuant to the policy, the audit committee of our board of directors, or such other committee or disinterested persons as our board of directors may designate, will review the relevant facts and circumstances of all related party transactions, including, but not limited to: (1) whether the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and (2) the extent of the related party’s interest in the transaction. Pursuant to the policy, no director may participate in any approval of a related party transaction to which he or she is a related party.

The designated committee or person will then, in its sole discretion, either approve or disapprove the transaction. If advance approval of a transaction is not feasible, the transaction may be preliminarily entered into by management, subject to ratification of the transaction by the designated committee or person. If the designated committee or person does not ratify the transaction, management shall make all reasonable efforts to cancel or annul such transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as to the beneficial ownership of our class B common stock as of             , 2010, and after giving effect to the sale of the class A common stock offered hereby, by: (1) the selling stockholders assuming no exercise by the underwriters of their option to purchase shares to cover overallotments; (2) each person or group who is known to us to own beneficially more than 5% of the outstanding shares of our common stock; (3) each director and named executive officer; and (4) all directors and executive officers as a group.

Following the completion of the offering contemplated by this prospectus, the only shares of class A common stock that will be outstanding will be shares sold in the offering.

Percentage of beneficial ownership prior to this offering is based on an assumed              shares of class B common stock outstanding as of             , 2010, including the conversion of all of our class A preferred stock into class B common stock. For a discussion of the conversion of our class A preferred stock see “Prospectus Summary—The Offering,” “Share Recapitalization” and “Description of Capital Stock.” Unless otherwise noted, the persons listed in the table below, to our knowledge, have sole voting and investment power over the shares listed.

As indicated in the table below, all of our stockholders have entered into our Investor Stockholders Agreement with respect to the shares of our capital stock that they beneficially own. See “Certain Relationships and Related Transactions—Investor Stockholders Agreement.” Because we believe that it more accurately reflects ownership of our capital stock, this table does not reflect shares which may be deemed to be beneficially owned by any entity solely by virtue of the Investor Stockholders Agreement.

We issued our shares to the selling stockholders in two tranches. The first occurred in connection with the Onex Acquisition, which was completed on January 25, 2007. Stockholders purchased units consisting of one share of class A preferred stock for $9,900 per share and one share of common stock for $100 per share. A total of 21,883 shares of class A preferred stock and common stock each (prior to giving effect to the stock split) were sold in that issuance. The second was made pursuant to our Restricted Stock Plan in February 2007. Stockholders received shares of common stock as compensation, subject to the terms of our Restricted Stock Plan, including vesting requirements thereunder. A total of 2,156 shares of common stock were issued as part of that issuance. All shares of common stock will become shares of class B common stock following the Share Recapitalization and all shares of class A preferred stock will automatically convert into shares of class B common stock concurrently with the completion of this offering.

Onex Partners II LP, Onex American Holdings II LLC, Onex Advisor III LLC, Onex Partners II GP LP, Onex U.S Principals LP and Tube City Executive Investco LLC are all affiliates of Onex. We are party to certain of the series 2008 promissory notes with Onex. We are also party to a management agreement entered into with Onex. Messrs. Curtin, Kalouche, Aronson, Rosati and Lippard are our executive officers. Mr. Coslov was previously our Chief Executive Officer and Messrs. Connelly, Coslov, Curtin, Duncanson, Mansell, Osborne and Tolbert are all members of our board of directors. The remaining selling stockholders are current or former employees of ours.

	Shares Beneficially Owned Prior to this Offering (1)(2)			Shares Beneficially Owned After this Offering(1)(2)
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class/All Common Stock	Percentage of Voting Power	Number of Shares Beneficially Owned	Percentage of Class/All Common Stock	Percentage of Voting Power
Onex Corporation (3)		/			/
Onex Partners II LP (4)		/			/
Onex American Holdings II LLC (5)		/			/
I Michael Coslov, IMC Tube City Holdings, Inc. and IMC Tube City Investments, LLC		/			/
Joseph Curtin		/			/
Raymond S. Kalouche		/			/
J. David Aronson		/			/
Thomas E. Lippard		/			/
Daniel E. Rosati		/			/
Colin Osborne		/			/
Timothy A.R. Duncanson (6)		/			/
David J. Mansell (7)		/			/
Onex Advisor III LLC (8)		/			/
Onex Partners II GP LP (9)		/			/
Onex U.S. Principals LP (10)		/			/
Tube City Executive Investco LLC (11)		/			/
All directors and executive officers as a group (11 persons in total)		/			/

*	Represents beneficial ownership of less than 1%.
(1)	The amounts and percentages of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. The percentage held after this offering is based upon the number of shares of class A common stock and shares of class B common stock expected to be outstanding after this offering, assuming no exercise by the underwriters of their option to purchase shares to cover overallotments. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, including any shares of our common stock subject to an option that is exercisable within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.
(2)	On each matter submitted to the stockholders for their vote, our class A common stock is entitled to one vote per share, and our class B common stock is entitled to ten votes per share. If the Transition Date occurs, the number of votes per share of class B common stock will be reduced automatically to one vote per share. The “Transition Date” will occur when the total number of outstanding shares of class B common stock is less than 10% of the total number of shares of class A common stock and class B common stock outstanding.
(3)	Includes the following: (i) shares of class B common stock held by Onex Partners II LP, (ii) shares of class B common stock held by Onex American Holdings II LLC, (iii) shares of class B common stock held by Onex Partners II GP LP, (iv) shares of class B common stock held by Onex U.S. Principals LP, and (v) shares of class B common stock held by Tube City Executive Investco LLC. Onex Corporation may be deemed to beneficially own the shares of class B common stock held by (a) Onex Partners II LP, through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners II GP LP, the general partner of Onex Partners II LP, (b) Onex American Holdings II LLC, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, (c) Onex Partners II GP LP, through Onex Corporation’s ownership of all of the common stock of Onex Partners GP Inc., the general partner of Onex Partners II GP LP, (d) Onex U.S. Principals LP, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, which owns all of the equity of Onex American Holdings GP LLC, the general partner of Onex U.S. Principals LP, and (e) Tube City Executive Investco LLC, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC. Mr. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such may be deemed to own beneficially all of the shares of class B common stock owned beneficially by Onex Corporation. Mr. Schwartz disclaims such beneficial ownership. Mr. Schwartz has indirect voting and investment control of Onex Corporation. The address for Onex Corporation is 161 Bay Street, Toronto, ON M5J 2S1.

(4)	All of the shares of class B common stock held by Onex Partners II LP may be deemed to be beneficially owned by Onex Corporation. Mr. Schwartz has indirect voting and investment control of Onex Partners II LP. The address for Onex Partners II LP is 712 Fifth Avenue, New York, New York 10019.
(5)	All of the shares of class B common stock held by Onex American Holdings II LLC may be deemed to be beneficially owned by Onex Corporation. Mr. Schwartz has indirect voting and investment control of Onex American Holdings II LLC. The address for Onex American Holdings II LLC is 421 Leader Street, Marion, Ohio 43302.
(6)	All columns include (i) shares of class B common stock held by Onex Partners II LP which may be deemed to be owned beneficially by Mr. Duncanson by reason of his pecuniary interest in the shares of class B common stock held by Onex Partners II LP, and (ii) shares of class B common stock held by Onex Advisor III LLC which may be deemed to be owned beneficially by Mr. Duncanson by reason of his pecuniary interest in the shares of class B common stock held by Onex Advisor III LLC. Shares listed in the column headed Shares Beneficially Owned Prior to this Offering exclude shares of class B common stock owned by Tube City Executive Investco LLC in which Mr. Duncanson may acquire an economic interest upon consummation of this offering pursuant to certain management incentive plans of Onex Corporation. All columns exclude shares of class B common stock owned by Tube City Executive Investco LLC in which Mr. Duncanson may acquire an economic interest following this offering subject to further vesting requirements pursuant to certain management incentive plans of Onex Corporation. Mr. Duncanson disclaims beneficial ownership of the shares of class B common stock owned by Onex Partners II LP, Onex Advisor III LLC, and Tube City Executive Investco LLC. The address for Mr. Duncanson is c/o Onex Corporation, 161 Bay Street, Toronto, Ontraio, M5J 2S1, Canada.
(7)	All columns include (i) shares of class B common stock held by Onex Partners II LP which may be deemed to be owned beneficially by Mr. Mansell by reason of his pecuniary interest in the shares of class B common stock held by Onex Partners II LP, and (ii) shares of class B common stock held by Onex Advisor III LLC which may be deemed to be owned beneficially by Mr. Mansell by reason of his pecuniary interest in the shares of class B common stock held by Onex Advisor III LLC. Shares listed in the column headed Shares Beneficially Owned Prior to this Offering exclude shares of class B common stock owned by Tube City Executive Investco LLC in which Mr. Mansell may acquire an economic interest upon consummation of this offering pursuant to certain management incentive plans of Onex Corporation. All columns exclude shares of class B common stock owned by Tube City Executive Investco LLC in which Mr. Mansell may acquire an economic interest following this offering subject to further vesting requirements pursuant to certain management incentive plans of Onex Corporation. Mr. Mansell disclaims beneficial ownership of the shares of class B common stock owned by Onex Partners II LP, Onex Advisor III LLC, and Tube City Executive Investco LLC. The address for Mr. Mansell is c/o Onex Corporation, 161 Bay Street, Toronto, Ontraio, M5J 2S1, Canada.
(8)	All of the shares of class B common stock held by Onex Advisor III LLC may be deemed to be beneficially owned by Gerald W. Schwartz. Mr. Schwartz has indirect voting and investment control of Onex Advisor III LLC. The address for Onex Advisor III LLC is 421 Leader Street, Marion, Ohio 43302.
(9)	All of the shares of class B common stock held by Onex Partners II GP LP may be deemed to be beneficially owned by Onex Corporation. Mr. Schwartz has indirect voting and investment control of Onex Partners II GP LP. The address for Onex Partners II GP LP is 712 Fifth Avenue, New York, New York 10019.
(10)	All of the shares of class B common stock held by Onex U.S. Principals LP may be deemed to be beneficially owned by Onex Corporation. Mr. Schwartz has indirect voting and investment control of Onex U.S. Principals LP. The address for Onex U.S. Principals LP is 421 Leader Street, Marion, Ohio 43302.
(11)	All of the shares of class B common stock held by Tube City Executive Investco LLC may be deemed to be beneficially owned by Onex Corporation. Mr. Schwartz has indirect voting and investment control of Tube City Executive Investco LLC. The address for Tube City Executive Investco LLC is 421 Leader Street, Marion, Ohio 43302.

DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of our capital stock is qualified by reference to our second amended and restated certificate of incorporation and our Investor Stockholders Agreement. The descriptions of our class A common stock, class B common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Concurrently with the closing of this offering, all outstanding shares of our class A preferred stock will convert into class B common stock. Assuming the completion of this offering on                   , 2010, and a conversion price of $         (which is the mid-point of the price range set forth on the front cover page of this prospectus), our class A preferred stock will convert into              shares of our class B common stock. Upon completion of this offering, our authorized capital stock will consist of              shares of class A common stock, par value $0.001 per share,              shares of class B common stock, par value $0.001 per share and              shares of preferred stock, par value $0.001 per share, with no shares of preferred stock outstanding.

Common Stock

As of March 31, 2010, and assuming the conversion of our class A preferred stock into class B common stock upon the completion of the offering, there were no shares of class A preferred stock, no shares of class A common stock, and          shares of class B common stock outstanding and held of record by          stockholders.

The class A common stock and the class B common stock are identical in all respects, except with respect to voting and except that each share of class B common stock is convertible into one share of class A common stock upon transfer (with certain exceptions).

Voting Rights. Generally, on all matters on which the holders of class A common stock and class B common stock are entitled to vote, the holders of the class A common stock and the class B common stock vote together as a single class. On all matters with respect to which the holders of our class A common stock and class B common stock are entitled to vote, each outstanding share of class A common stock is entitled to one vote and each outstanding share of class B common stock is entitled to ten votes. If the Transition Date occurs, the number of votes per share of class B common stock will be reduced automatically to one vote per share. The “Transition Date” will occur when the total number of outstanding shares of class B common stock is less than 10% of the total number of shares of class A common stock and class B common stock outstanding.

Class A Common Stock. In addition to the other voting rights or power to which the holders of class A common stock are entitled, holders of class A common stock are entitled to vote as a separate class on: (1) any proposal to alter, repeal or amend our certificate of incorporation which would adversely affect the powers, preferences or rights of the holders of class A common stock; and (2) any proposed merger or consolidation of our company with any other entity if, as a result, shares of class B common stock would be converted into or exchanged for, or receive, any consideration that differs from that applicable to the shares of class A common stock as a result of such merger or consolidation, other than a difference limited to preserving the relative voting power of the holders of the class A common stock and the class B common stock. In respect of any matter as to which the holders of the class A common stock are entitled to a class vote, such holders are entitled to one vote per share, and the affirmative vote of the holders of a majority of the shares of class A common stock outstanding is required for approval.

Class B Common Stock. In addition to the other voting rights or power to which the holders of class B common stock are entitled, holders of class B common stock are entitled to vote together as a separate class on: (1) any proposal to alter, repeal or amend our certificate of incorporation which would adversely affect the powers, preferences or rights of the holders of class B common stock; and (2) any proposed merger or consolidation of our company with any other entity if, as a result, shares of class B common stock would be converted into or exchanged for, or receive, any consideration that differs from that applicable to the shares of class A common stock as a result of such merger or consolidation, other than a difference limited to preserving the relative voting power of the holders of the class A common stock and the class B common stock. In respect of any matter as to which the holders of the class B common stock are entitled to a class vote, such holders of class B common stock are entitled to one vote per share and the affirmative vote of the holders of a majority of the shares of class B common stock is required for approval.

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of our outstanding class A common stock and class B common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. No dividend may be declared on the class A common stock or class B common stock unless at the same time an equal dividend is paid on every share of class A common stock and class B common stock. Dividends paid in shares of our class A common stock or class B common stock must be paid, with respect to a particular class of common stock, in shares of that class.

Conversion Rights. The class A common stock is not convertible. Each share of class B common stock may be converted at any time at the option of the holder into one share of class A common stock. The class B common stock will be converted automatically into class A common stock upon a transfer thereof to any person other than the (i) Onex Corporation, (ii) Onex, (iii) an affiliate of Onex Corporation, (iv) Gerald W. Schwartz or an affiliate of Mr. Schwartz or (v) holders of class B common stock on the date of this offering and their respective affiliates. In addition, the holders of a majority of the outstanding shares of class B common stock may force the conversion of all, but not less than all, of the class B common stock into class A common stock.

Preemptive or Similar Rights. Upon consummation of the offering, holders of our class A common stock and class B common stock will not be entitled to preemptive or other similar rights to purchase any of our securities, and no holder of our securities is entitled to preemptive rights with respect to the shares of class A common stock to be issued in the offering.

Right to Receive Liquidation Distributions. Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of our class A common stock and class B common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of any holders of preferred stock then outstanding.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of          shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of us. We have no present plans to issue any shares of preferred stock.

Registration Agreement

On or about the time of the Onex Acquisition, all of our stockholders, including Onex and its affiliates, entered into a Registration Agreement. Pursuant to the Registration Agreement, Onex and its affiliates are entitled to demand the registration of shares of class B common stock held by them and to include their shares for registration in certain registration statements that we may file under the Securities Act of 1933 after the completion of this offering. Immediately after completion of this offering, demand registration rights may be exercisable by the holders of a majority of the shares of our unregistered class B common stock (the “Majority

Holders”), so long as such holders hold more than 10% of our shares of common stock that were outstanding on January 25, 2007. Such a demand registration would require us to prepare and file, at our expense, a registration statement covering the shares subject to the demand. The number of demands that may be made for registration on any appropriate form under the Securities Act of 1933, other than on a Form S-3 or any similar short-form registration statement, will be limited to three demands by the Majority Holders and an unlimited number of demands by Onex and its affiliates. There is no limit to the number of demands that may be made for registration on a Form S-3, except that no more than one demand may occur in any six-month period. We are not obligated to take any action to effect the demand registration rights, other than on Form S-3, prior to six months after the date of this prospectus. The demand rights will also be subject to our right to delay registration for up to six months based on our circumstances.

If we propose to register our securities under the Securities Act of 1933, either for our own account or for the account of other security holders, the holders of our unregistered class B common stock will generally be entitled to notice of the registration and will be entitled to include, at our expense, their shares of class B common stock in such registration statement. However, the foregoing right is subject to Onex’s approval if we register securities for our own account. These registration rights will be subject to certain conditions and limitations, including the right of any underwriters to limit the number of shares included in the registration statement.

Pursuant to our Registration Agreement, each holder of unregistered class B common stock has agreed not to effect any public sale or distribution (including sales pursuant to Rule 144 under the Securities Act) within 180 days of the date of this prospectus or in the period that is seven days prior to or 90 days of an underwritten registration made pursuant to the terms of the Registration Agreement unless the underwriters of such offering otherwise agree. Furthermore, the rights of holders of our unregistered class B common stock to sell their class B common stock will be subject to the terms of a lock-up agreement they have signed with our lead underwriter for this offering. See “Shares Eligible for Future Sale.”

Investor Stockholders Agreement

All of our current stockholders, including Onex and its affiliates, are party to our Investor Stockholders Agreement. Under this agreement, our current stockholders have agreed to vote their shares on matters presented to the stockholders as specifically provided in the investor stockholders’ agreement, or, if not so provided, in the same manner as Onex. Following this offering, each non-Onex party to the agreement may sell up to a certain percentage of the shares held by it on the date of this offering, with such percentage increasing each year; provided, however, that if at any time Onex shall have sold a greater percentage of the shares it held on the date of this offering, then each non-Onex stockholder shall have the right to sell up to the same percentage of its shares. See “Certain Relationships and Related Transactions—Investor Stockholders Agreement.”

Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or discouraging, delaying or preventing changes in control. Such provisions include:

•

our class B common stock,         % of which will be held by Onex, has 10 votes per share and would control any stockholder vote with respect to a merger, combination or sale of all or substantially all our assets;

•

our board of directors will be authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as “blank check” preferred stock, with rights senior to those of class A common stock and class B common stock;

•

advance notice requirements for nominations to serve on our board of directors or for proposals that can be acted upon at stockholder meetings; provided, that prior to the Transition Date, no such requirement may be applied to holders of a majority of our outstanding Class B common stock; and

•

special meetings of the stockholders will be permitted to be called only by any three members of our board of directors, our chief executive officer, or prior to the Transition Date, holders of a majority of our outstanding Class B common stock.

Listing

We have applied for listing of our shares on the NYSE under the symbol “TMS.”

Transfer Agent and Registrar

We expect The Bank of New York Mellon Trust Company, National Association to be the transfer agent and registrar for our class A common stock.

DESCRIPTION OF INDEBTEDNESS

This section sets forth an overview of our indebtedness. We may from time to time seek to repurchase or prepay our debt, whether by purchase on the open market, privately negotiated purchases, redemptions or otherwise.

Senior Secured Asset-Based Revolving Credit Facility

Our senior secured ABL facility is available to us on a revolving basis and has a stated maturity of January 25, 2013. The maximum available commitments under the senior secured ABL facility are based on specified percentages of eligible accounts receivable and eligible inventory, subject to certain reserves, to be determined in accordance with the senior secured ABL loan agreement. The commitments under the senior secured ABL facility include sublimits for swingline loans and letters of credit, and they are initially comprised of $150.0 million of commitments under the LIFO Tranche and $15.0 million of commitments under the FILO Tranche. Subject to certain conditions, the commitments under both the FILO Tranche and the LIFO Tranche may be reduced or terminated at any time. As of March 31, 2010, we had total availability under the senior secured ABL facility of $165.0 million and excess availability of $142.7 million after reduction for the $22.3 million of borrowings then outstanding under the facility.

Our subsidiary, Tube City IMS Corporation, is the primary obligor under the senior secured ABL facility, which is guaranteed by our other domestic subsidiaries and certain of our foreign subsidiaries. It is secured by a first priority interest in the accounts receivable and inventory of Tube City IMS Corporation and our subsidiaries that are guarantors and a second priority interest in substantially all other assets of such entities, subject to certain exceptions and permitted liens.

The per annum interest rates with respect to loans made utilizing the LIFO Tranche commitments are, at our option, (1) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City, and (b) the federal funds effective rate plus 0.50%; in each case plus an applicable margin ranging between 0.25% and 0.75%, as determined based on average historical excess availability under the facility, or (2) the rate (as adjusted) determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars for one, two, three, six or, if available, nine or twelve months, as selected by us, plus an applicable margin ranging between 1.25% and 1.75%, as determined based on average historical excess availability under the facility. At March 31, 2010, we were subject to applicable margins of 0.50% under the preceding subclause (1) above, and 1.50% under the preceding subclause (2).

The per annum interest rates with respect to loans utilizing the FILO Tranche commitments are, at our option, (1) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City, and (b) the federal funds effective rate plus 0.50%; plus an applicable margin of 1.50% or (2) the rate (as adjusted) determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars for one, two, three, six or, if available, nine or twelve months, as selected by us, plus an applicable margin of 2.50%.

We pay a per annum participation fee in respect of outstanding letters of credit issued under our senior secured ABL facility in an amount equal to the margin applicable to loans made utilizing the LIFO Tranche or the FILO Tranche, as applicable, as specified in the previous paragraphs. We also pay a fronting fee of 0.125% per annum with respect to each letter of credit.

As of March 31, 2010, the per annum interest rate applicable to the $22.3 million of outstanding borrowings under the senior secured ABL facility was 3.50%.

We also pay a commitment fee to each of the lenders under the senior secured ABL facility equal to 0.25% per annum on the unused portion of the commitments under the facility. In addition, we pay the agents and issuing banks customary administrative fees.

The senior secured ABL facility contains customary affirmative and negative covenants, including: (1) limitations on indebtedness; (2) limitations on liens and negative pledges; (3) limitations on investments, loans, advances and acquisitions; (4) limitations on capital expenditures; (5) limitations on dividends and other payments in respect of capital stock and payments or repayments of subordinated debt; (6) limitations on mergers, consolidations, liquidations and dissolutions; (7) limitations on sales of assets; (8) limitations on transactions with stockholders and affiliates; (9) limitations on sale and leaseback transactions; and (10) limitations on changes in lines of business. In addition, the senior secured ABL facility contains a consolidated fixed charge coverage covenant pursuant to which our fixed charge coverage ratio is not permitted to be less than 1.0 to 1.0 during any period where our excess availability under this facility is less than $15.0 million.

Term Loan Facility and Synthetic Letter of Credit Facility

Our senior secured credit facilities include a $165.0 million senior secured term loan credit facility and a $20.0 million senior secured synthetic letter of credit facility, under which $20 million was deposited by lenders to be used to collateralize and/or fund letters of credit under the senior secured term loan facility. At March 31, 2010, we had $18.2 million of outstanding letters of credit under the senior secured synthetic letter of credit facility.

The per annum interest rate with respect to borrowings under the senior secured term loan credit facility are, at our option, (1) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 0.50%; in each case plus an applicable margin of either 1.00% or 1.25% based on our total leverage, or (2) the rate (as adjusted) determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars for one, two, three, six or, if available, nine or twelve months, as selected by us, plus an applicable margin of either 2.00% or 2.25% based on our total leverage. We pay a per annum participation fee in respect of amounts on deposit to backstop synthetic letters of credit in an amount equal to the margin applicable to term loans bearing interest as specified in the preceding subclause (2), plus 0.10%. We also pay a fronting fee of 0.125% per annum with respect to each letter of credit. As of March 31, 2010, the weighted average interest rate was 3.50%.

The senior secured term loan credit facility provides for amortization payments to become due in quarterly installments of $412,500 on the last day of each March, June, September, and December, through December 31, 2013. On January 25, 2014, the senior secured term loan credit facility will mature and all amounts outstanding thereunder shall be due in full.

The senior secured term loan credit facility contains affirmative and negative covenants, including limitations on dividends and other payments in respect of capital stock, but does not have any financial maintenance covenants. Our subsidiary, Tube City IMS Corporation, is the primary obligor under our senior secured term loan credit facility and the senior secured synthetic letter of credit facility are guaranteed by our subsidiaries that guarantee our senior secured ABL facility. The obligations are secured by a first priority interest in assets (other than accounts receivable and inventory) of Tube City IMS Corporation and our subsidiaries that are guarantors and a second priority interest in the accounts receivable and inventory of such entities, subject to certain exceptions and permitted liens.

Senior Subordinated Notes

The senior subordinated notes are unsecured obligations of our subsidiary, Tube City IMS Corporation, and are guaranteed by us and certain of our subsidiaries. The senior subordinated notes and the related guarantees are subordinated in right of payment to all existing and future senior indebtedness of Tube City IMS Corporation and the guarantors. Interest on the notes accrues at the rate of 9.75% per annum and is payable semiannually in arrears on February 1 and August 1 of each year. The senior subordinated notes mature on February 1, 2015.

The indenture governing the senior subordinated notes contains customary affirmative and negative covenants, including, but not limited to, those restricting the ability of Tube City IMS Corporation and its restricted subsidiaries to: (1) incur additional indebtedness; (2) declare or pay dividends or make other distributions, or repurchase or redeem capital stock or other equity interests; (3) make investments; (4) sell certain assets, including equity interests of restricted subsidiaries; (5) enter into agreements restricting their ability to pay dividends; (6) consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; (7) enter into transactions with affiliates; and (8) incur liens.

Tube City IMS Corporation may redeem the senior subordinated notes at its option, in whole or in part, at any time on or after February 1, 2011 at the following redemption prices, plus accrued and unpaid interest to the redemption date: (1) 104.875% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs during the period commencing February 1, 2011 and ending January 31, 2012; (2) 102.438% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs during the period commencing February 1, 2012 and ending January 31, 2013; and (3) 100% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs on or after February 1, 2013. At any time prior to February 1, 2011, Tube City IMS Corporation may redeem all, but not less than all, of the senior subordinated notes at a redemption price equal to 100% of the principal amount of the senior subordinated notes, plus a make-whole premium, together with accrued and unpaid interest to the redemption date.

In April 2009, we repurchased senior subordinated notes with a face amount of $2.0 million at a discount which resulted in a pre-tax gain of $1.5 million.

Series 2008 Promissory Notes

In November 2008, we began issuing our series 2008 promissory notes to affiliates of Onex, members of our board of directors, management team and certain other employees. From November 2008 through August 2009, we received $51.8 million in proceeds from the issuance of the series 2008 promissory notes. In March 2010, we used $23.4 million available cash on hand to redeem $20.5 million of principal, including previously compounded interest, and $2.9 million of accrued but not yet compounded interest on the series 2008 promissory notes. As of March 31, 2010 the aggregate amount of our outstanding indebtedness in respect of the series 2008 promissory notes was $37.5 million.

The series 2008 promissory notes are unsecured obligations which are subordinated in right of payment to all of our existing and future senior indebtedness. The series 2008 promissory notes mature on November 26, 2020. Interest on the notes accrued at the rate of 15.0% per annum through November 26, 2009, currently accrues at the rate of 17.5% per annum for the period from November 27, 2009 through November 26, 2010, and will accrue at a rate of 20.0% per annum thereafter. Through November 26, 2013, at our option, interest may be paid in cash or may be paid-in-kind. If interest is not paid in cash, the accrued interest will be considered paid-in-kind and compounded into the balance of the series 2008 promissory notes on November 26 of each year. Beginning on November 26, 2014, accrued interest must be paid in full annually.

We intend to use a portion of the net proceeds of this offering to redeem in full our series 2008 promissory notes.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our class A common stock, and we cannot assure you that a significant public market for our class A common stock will develop or be sustained after this offering. Future sales of significant amounts of our outstanding class A common stock in the public market after this offering could adversely affect the prevailing market price of our class A common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have outstanding              shares of class A common stock and              shares of class B common stock based upon the assumptions described in “Prospectus Summary—The Offering.” Of these shares, all of the shares of class A common stock sold in this offering will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares of class A common stock purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

All of the shares of class B common stock (which will convert into shares of class A common stock if transferred outside of our current stockholders and their respective affiliates, which includes Onex and our management group), will be available for public sale if registered under the Securities Act or sold pursuant to an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

After this offering and assuming no exercise of the overallotment option,              shares of our class B common stock held by existing stockholders will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which exemption is summarized below. These restricted securities are subject to the lock-up agreements described below until 180 days after the date of this prospectus.

Lock-Up Agreements

In connection with this offering, officers, directors, employees and stockholders, who together held an aggregate of approximately         % of the outstanding shares of our class B common stock as of                 , 2010 have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of class A common stock or class B common stock or any securities convertible into or exchangeable or exercisable for shares of class A common stock for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. For additional information, see “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our class B common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations, subject to the availability of current public information about us.

The six-month holding period increases to one year for sales occurring prior to 90 days after the date of this prospectus. Non-affiliates who have beneficially owned shares for at least one year will not be subject to any restrictions under Rule 144 if they have not been our affiliates during the preceding three months.

Sales under Rule 144 by our affiliates are always subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our class A common stock or class B common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our class A common stock on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our class B common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of             , 2010,              shares of our outstanding class B common stock had been issued in reliance on Rule 701. All of these shares, however, are subject to lock-up agreements as described above. As a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated to release all or any portion of these shares from the lock-up agreements.

Registration Rights

As described above in “Description of Capital Stock—Registration Agreement,” Onex and its affiliates have the right, and upon completion of this offering, the holders of a majority of the shares of our unregistered class B common stock will have the right, subject to various conditions and limitations, to demand the filing of a registration statement covering their shares of our class B common stock, subject to the lock-up arrangement described above. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our class A common stock to significantly decline.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes material federal income tax consequences arising from the purchase, ownership and disposition of our class A common stock acquired in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to each beneficial owner of our class A common stock due to the particular circumstances of such beneficial owner or, except as expressly stated, address estate and gift tax consequences, state, local or other tax consequences or non-U.S. tax laws. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final or temporary United States Treasury regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this prospectus and all of which are subject to change and differing interpretations, possibly with retroactive effect. In particular, this summary does not address the considerations that may be applicable to: (1) particular classes of taxpayers, including financial institutions, insurance companies, small business investment companies, mutual funds, partnerships or other pass-through entities or investors in such entities, U.S. expatriates, broker-dealers and tax-exempt organizations; (2) U.S. Holders (as defined below) with a “functional currency” other than the U.S. dollar; (3) U.S. Holders that own 10% or more of the total combined voting power of our shares; or (4) persons that hold our class A common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security. This summary deals only with the tax treatment of persons who own our class A common stock as “capital assets” as defined in Section 1221 of the Code.

ALL PROSPECTIVE PURCHASERS OF OUR CLASS A COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR CLASS A COMMON STOCK. INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, POSSIBLE CHANGES IN THE TAX LAWS AND THE POSSIBLE APPLICABILITY OF INCOME TAX TREATIES.

As used herein, the term “U.S. Holder” means a beneficial owner of our class A common stock that is for U.S. federal income tax purposes:

•	a U.S. citizen or individual resident in the United States;

•	a corporation, or other entity treated as a corporation for such purposes, created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a U.S. court can exercise primary supervision over the administration of such trust and one or more “United States persons” (as defined in the Code) have the authority to control all of the substantial decisions of such trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

Except as provided below in the discussion of estate tax, the term “Non-U.S. Holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes, a nonresident alien individual or a corporation, trust or estate that is not a U.S. Holder.

If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds our class A common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership, or a partner in such a partnership, you should consult your own tax advisor regarding the tax consequences of the purchase, ownership and disposition of our class A common stock.

Dividends

We do not anticipate paying cash dividends on our class A common stock in the foreseeable future. See “Dividend Policy.” If distributions are paid on shares of our class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, your adjusted tax basis in our class A common stock. Any remainder will constitute gain from the deemed sale of the class A common stock. See “— Dispositions.”

U.S. Holders. Any dividends payable by us will be treated as U.S. source dividend income and will be eligible for the dividends-received deduction generally allowed to U.S. corporations under Section 243 of the Code (subject to certain limitations and holding period requirements).

For taxable years ending on or before December 31, 2010, certain “qualified dividend income” will be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains (subject to certain limitations). A U.S. Holder will be eligible for this reduced rate only if it has held our common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Non-U.S. Holders. The dividends on our common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States and, if a tax treaty applies, are attributable to a permanent establishment or fixed base in the United States, known as “U.S. trade or business income,” are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to United States persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A Non-U.S. Holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely satisfy applicable certification or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Dispositions

U.S. Holders. A U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of our class A common stock in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis for such stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the stock had been held for more than one year at the time of the sale or other disposition. If the U.S. Holder’s holding period on the date of the sale or other disposition is one year or less, such gain or loss will be short-term capital gain or loss. However, if a U.S. Holder has received a dividend to which the special reduced rate of tax, discussed above, applies, and which exceeds 10% of the U.S. Holder’s basis for the stock (taking into account certain rules that aggregate dividends for this purpose), any loss on sale or other disposition generally will be a long-term capital loss to the extent of that dividend, regardless of the U.S. Holder’s actual holding period. Any gain or loss recognized on the sale or other disposition of our class A common stock will generally be U.S. source income. Any capital loss recognized upon the sale or other disposition of our class A common stock is generally deductible only against capital gains and not against ordinary income, except that in the case of noncorporate taxpayers, a capital loss may be deductible to the extent of capital gains plus ordinary income of up to $3,000.

A U.S. Holder’s tax basis for his, her or its shares of our class A common stock will generally be the purchase price paid therefor by such U.S. Holder (reduced by amounts of any distributions, in excess of earnings and profits of the Company, received by such U.S. Holder). The holding period of each share of our class A common stock owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such share and will include the day on which the share is sold by such U.S. Holder.

Non-U.S. Holders. A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) on gain recognized on a disposition of our class A common stock unless:

•

the gain is U.S. trade or business income, in which case such gain generally will be taxed in the same manner as gains of United States, and such gains may also be subject to the branch profits tax in the case of a corporate Non-U.S. Holder;

•

the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and who meets certain other requirements, in which case such holder generally will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale or other disposition of the class A common stock) exceed capital losses allocable to U.S. sources; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our class A common stock (the “applicable period”).

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a Non-U.S. Holder whose holdings, actual or constructive, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe we have never been, are not currently, and are not likely to become in the future, a U.S. real property holding corporation for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the U.S. Internal Revenue Service and to each U.S. Holder and Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty.

Backup withholding, currently imposed at a rate of 28%, may apply to payments of dividends paid by us. If you are a U.S. Holder, backup withholding will apply if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding.

If you are a Non-U.S. Holder, backup withholding will apply to dividend payments if you fail to provide us with the required certification that you are not a United States person.

Payments of the proceeds from a disposition (including a redemption) effected outside the United States by or through a non-US. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner of the disposed stock is a Non-U.S. Holder and either specified conditions are met or an exemption is otherwise established. Backup withholding and information reporting will apply to dispositions made by or through a U.S. office of any broker (U.S. or foreign).

Backup withholding is not an additional tax. Any amounts withheld from a payment to you that result in an overpayment of taxes generally will be refunded, or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

U.S. Holders and Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

Federal Estate Tax

Class A common stock owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise. The U.S. federal estate tax was repealed for 2010, but under existing law will be reinstated in 2011. Additionally, Congress may act to eliminate the 2010 repeal, either prospectively or retroactively.

New Legislation

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a non-U.S. financial institution unless such non-U.S. financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial non-U.S. entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements. If payment of this withholding tax is made, Non-U.S. Holders that are otherwise eligible for an exemption from, or reduction of, withholding of U.S. federal income taxes with respect to such dividends or proceeds will be required to seek a credit or refund from the U.S. Internal Revenue Service to obtain the benefit of such exemption or reduction. Non-U.S. Holders should contact their own tax advisors regarding the particular consequences to them of this legislation.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the representative of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of class A common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
J. P. Morgan Securities Inc.

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $         per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Options	With Options
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us.

Overallotment Option

We and the selling stockholders have granted an option to the underwriters to purchase up to              shares of class A common stock at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. The number of shares that the underwriters purchase from us and the selling stockholders shall be allocated pro rata based upon the number of shares initially sold in connection with this offering. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any class A common stock or class B common stock;

•	sell any option or contract to purchase any class A common stock or class B common stock;

•	purchase any option or contract to sell any class A common stock or class B common stock;

•	grant any option, right or warrant for the sale of any class A common stock or class B common stock;

•	lend or otherwise dispose of or transfer any class A common stock or class B common stock;

•	request or demand that we file a registration statement related to the class A common stock or class B common stock; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any class A common stock or class B common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We expect the shares to be approved for listing on the NYSE under the symbol “TMS.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our class A common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our class A common stock. However, the representative may engage in transactions that stabilize the price of the class A common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our class A common stock or preventing or retarding a decline in the market price of our class A common stock. As a result, the price of our class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our class A common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the website maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated website is not part of this prospectus.

Other Relationships

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us, Onex or its affiliates in the ordinary course of business. They have received or may receive customary compensation and expenses for these commercial and investment banking transactions. In addition, affiliates of the underwriters act as lenders under our credit facilities, for which they receive customary fees.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(1) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(2) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (a) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representative has been given to the offer or resale; or (b) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive): (1) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (2) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without the express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

a. you confirm and warrant that you are either;

i. a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia (“Corporations Act”);

ii. a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

iii. a person associated with the company under section 708(12) of the Corporations Act; or

iv. “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

b. you want and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Japan

The Shares have not been and will not be registered under the Financial Instruments and Exchange Law, as amended (the “FIEL”). This document is not an offer of securities for sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or entity organized under the laws of Japan) or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements under the FIEL and otherwise in compliance with such law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any Shares other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies 121 Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

The contents have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Future Act, Chapter 289 of Singapore (the Securities and Futures Act). Accordingly, the shares may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any shares be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased shares, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor;

should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the Securities and Futures Act except:

(a) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(b) where no consideration is given for the transfer; or

(c) by operation of law.

LEGAL MATTERS

The validity of the shares of our class A common stock offered in the offering will be passed upon by Kaye Scholer LLP, New York, New York. Certain legal matters relating to the offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

The consolidated financial statements of TMS International Corp. and Subsidiaries at December 31, 2009 and 2008, and for the years ended December 31, 2009 and 2008 and for the period January 26, 2007 to December 31, 2007 (Successor) and the consolidated financial statements of Tube City IMS Corporation for the period January 1, 2007 to January 25, 2007 (Predecessor), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the class A common stock to be sold in the offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file with the SEC at the following public reference facilities of the SEC:

Public Reference Room

100 F Street, NE

Washington, DC 20549

You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our filings, including the registration statement, are available to you on this website.

You may also request a copy of these filings at no cost, by writing or telephoning us at the following address:

TMS International Corp.

Attention: Corporate Secretary

12 Monongahela Avenue

P.O. Box 2000

Glassport, PA 15045

(412) 678-6141

GLOSSARY OF SELECTED INDUSTRY TERMS

“Billet” refers to a square form of semi-finished steel that later is rolled into a finished product such as a bar.

“Demurrage” is a charge required as compensation for the delay of a ship, barge, rail car, truck or other cargo beyond its scheduled time of departure.

“Integrated mill” refers to a steel mill that makes steel by processing iron ore and other raw materials (primarily coke, a coal derivative, and limestone) in blast furnaces, and then refining the molten iron from the blast furnace plus scrap into steel in basic oxygen furnaces. See “scrap.”

“Liquid steel” refers to steel in the form of molten metal as released from the basic oxygen furnace in an integrated mill or the electric arc furnace in a minimill prior to downstream processing.

“Mass spectrometer” is a device used to determine the chemical composition of a sample of scrap.

“Minimill” refers to a steel mill that produces steel by melting scrap or scrap substitutes in electric arc furnaces.

“Refractory removal” refers to the disassembly of furnace and vessel linings, specifically heat-resistant brick, using specialized equipment and skilled operators.

“Scrap” refers to iron-containing material that generally is remelted and recast into new steel. Integrated mills typically use up to 25% scrap for their basic oxygen furnace inputs, and minimills generally use up to 100% scrap for their electric furnace inputs.

“Slab” refers to the most common type of semi-finished steel usually measuring eight–10 inches thick by 30–85 inches wide and average 20 feet long and destined for further processing into strip, sheet, plate, or welded pipe product.

“Slag” refers to the impurities in a molten pool of iron or steel. Fluxes such as limestone may be added to foster the congregation of undesired elements into a slag. Because slag is lighter than liquid iron or steel, it will float on top of the pool, where it can be skimmed off.

G-1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and December 31, 2008	F-3

Consolidated Statements of Operations for the Year Ended December 31, 2009, December  31, 2008, the Period from January 26, 2007 to December 31, 2007 of the Successor Company and the Period from January 1, 2007 to January 25, 2007 of the Predecessor Company

F-4

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the Year ended December  31, 2009, December 31, 2008, the Period from January 26, 2007 to December 31, 2007 of the Successor Company and the Period from January 1, 2007 to January 25, 2007 of the Predecessor Company

F-5

Consolidated Statements of Cash Flows for the Year Ended December 31, 2009, December  31, 2008, the Period from January 26, 2007 to December 31, 2007 of the Successor Company and the Period from January 1, 2007 to January 25, 2007 of the Predecessor Company

F-7
Notes to Consolidated Financial Statements of TMS International Corp. and Subsidiaries	F-8

Unaudited Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2010 and December 31, 2009	F-51
Condensed Consolidated Statements of Operations for the Quarters Ended March 31, 2010 and March 31, 2009	F-52
Condensed Consolidated Statements of Cash Flows for the Quarters Ended March 31, 2010 and March 31, 2009	F-53
Notes to Unaudited Consolidated Financial Statements of TMS International Corp. and Subsidiaries	F-54

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

TMS International Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of TMS International Corp. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years ended December 31, 2009 and 2008, and for the period January 26, 2007 to December 31, 2007 (Successor) and the consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows of Tube City IMS Corporation and subsidiaries for the period January 1, 2007 to January 25, 2007 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TMS International Corp. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years ended December 31, 2009 and 2008 and period from January 26, 2007 to December 31, 2007 (Successor) and the consolidated results of operations and cash flows of Tube City IMS Corporation and subsidiaries for the period January 1, 2007 to January 25, 2007 (Predecessor), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 8 to the consolidated statements, the Company changed its accounting for income tax uncertainties during 2007. As discussed in Note 22 to the consolidated financial statements, the Company changed its method of accounting for pensions in 2008.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

May 13, 2010

TMS INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except share data)

	December 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	$29,814	$5,792
Accounts receivable, net of allowance for doubtful accounts of $2,612 and $8,273, respectively (Note 9 and Note 14)	164,618	142,819
Inventories (Note 10)	31,613	18,384
Prepaid and other current assets	6,337	11,501
Deferred tax asset (Note 8)	6,417	9,797

Total current assets	238,799	188,293
Property, plant and equipment, net (Note 11)	149,264	167,871
Deferred financing costs, net of accumulated amortization of $6,812 and $4,507, respectively (Note 13)	10,852	12,660
Goodwill (Note 12)	242,669	293,625
Other intangibles, net of accumulated amortization of $35,150 and $22,827, respectively (Note 12)	177,749	186,981
Other noncurrent assets	5,056	7,435

Total assets	$824,389	$856,865

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit

Current liabilities:
Accounts payable	$129,729	$76,323
Accounts payable—overdraft	25,583	19,316
Salaries, wages and related benefits	20,680	26,053
Current taxes payable (Note 8)	302	23
Accrued expenses (Note 9)	22,859	22,454
Revolving bank borrowings (Note 13)	4,444	50,818
Current portion of long-term debt (Note 13)	3,878	3,275

Total current liabilities	207,475	198,262
Long-term debt (Note 13)	383,367	387,194
Indebtedness to related parties (Note 13)	57,923	13,080
Deferred tax liability (Note 8)	33,967	44,141
Other noncurrent liabilities (Note 9)	18,783	24,068

Total liabilities	701,515	666,745
Commitments and contingencies (Note 24)
Redeemable preferred stock:
Redeemable, convertible preferred stock, 50,000 shares authorized with 25,000 shares designated as Class A; $0.001 par value per share; 21,883 shares issued and outstanding at December 31, 2009 and 2008, liquidation preference of $274,021 and $252,952 at December 31, 2009 and 2008, respectively, accumulated and unpaid dividend of $57,379 and $36,310 at December 31, 2009 and 2008, respectively (Note 16)	274,021	252,952
Stockholders’ deficit:
Common stock 50,000 shares authorized with 25,000 designated as Class A, $0.001 par value per share 23,837 and 24,031 issued and outstanding at December 31, 2009 and 2008, respectively	—	—
Capital in excess of par value	—	—
Accumulated deficit	(150,070)	(50,040)
Accumulated other comprehensive loss	(1,077)	(12,792)

Total stockholders’ deficit	(151,147)	(62,832)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$824,389	$856,865

The accompanying notes are an integral part of these consolidated financial statements

TMS INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars, except share and per share data)

	Successor Company			Predecessor Company
	Year ended December 31, 2009	Year ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Revenue:
Revenue from Sale of Materials	$986,304	$2,595,608	$1,236,778	$74,592
Service Revenue	312,035	387,305	338,109	20,569

Total Revenue	1,298,339	2,982,913	1,574,887	95,161
Costs and expenses:
Cost of Raw Materials Shipments	939,993	2,515,425	1,188,011	71,629
Site Operating Costs	233,120	298,394	248,987	17,916
Selling, General and Administrative Expenses	44,638	56,750	45,686	4,988
(Recovery of) Provision for Bad Debts	(5,419)	9,166	445	4
Compensation provided as a result of business combinations	—	—	—	18,631
Provision for Transition Agreement	2,243	—	—	—
Depreciation	57,567	61,108	59,177	3,287
Amortization	12,193	11,972	11,207	507

Total costs and expenses	1,284,335	2,952,815	1,553,513	116,962

Income (Loss) from Operations	14,004	30,098	21,374	(21,801)
Other income, net	—	—	—	613
Goodwill Impairment	(55,000)	—	—	—
Gain on Early Extinguishment of Debt	1,505	—	—	—
Disposition of Cumulative Translation Adjustment	(1,560)	—	—	—
Interest Expense, Net	(44,825)	(38,079)	(38,211)	(2,483)

Loss before income taxes	(85,876)	(7,981)	(16,837)	(23,671)
Income Tax Benefit	6,885	1,891	6,928	10,423

Net Loss	$(78,991)	$(6,090)	$(9,909)	$(13,248)
Accretion on preferred stock	(21,069)	(19,501)	(16,809)	—

Net loss attributable to common stockholders	$(100,060)	$(25,591)	$(26,718)	$(13,248)

Earnings per share:
Basic and diluted:
Net loss per share	$(4,176.82)	$(1,064.92)	$(1,121.76)	$(14.51)

Average common shares outstanding	23,956	24,031	23,818	913,260

The accompanying notes are an integral part of these consolidated financial statements

TMS INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands of dollars, except share data)

PREDECESSOR COMPANY

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balances, December 31, 2006	913,260	$1	$46,428	$(10,906)	$812	$36,335
Share-based compensation costs	—	—	41	—	—	41
Share-based compensation costs reclassified to liability	—	—	(808)	—	—	(808)
Adoption of FIN 48	—	—	—	(2,140)	—	(2,140)
Comprehensive income:
Net loss	—	—	—	(13,248)	—	(13,248)
Translation adjustment	—	—	—	—	(106)	(106)
Recognized gain on swap termination, net of tax	—	—	—	—	(436)	(436)
Change in funded status of retirement plans, net of tax	—	—	—	—	379	379

Total comprehensive loss	—	—	—	(13,248)	(163)	(13,411)

Balances, January 25, 2007	913,260	$1	$45,661	$(26,294)	$649	$20,017

The accompanying notes are an integral part of these consolidated financial statements.

TMS INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)—Continued

(In thousands of dollars, except share data)

SUCCESSOR COMPANY

	Common Stock		Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balances, January 26, 2007	—	$—	$—	$—	$—	$—
Initial issuance of common and class A preferred stock	21,820	—	2,182	—	—	2,182
Subsequent issuance of common stock and class A preferred stock	63	—	6	—	—	6
Restricted share issuance	2,156	—	—	—	—	—
Share-based compensation costs	—	—	78	—	—	78
Forfeited restricted shares	(5)	—	—	—	—	—
Accumulating dividend on class A preferred stock	—	—	(2,266)	(14,543)	—	(16,809)
Comprehensive income:
Net loss	—	—	—	(9,909)	—	(9,909)
Translation adjustment	—	—	—	—	8,726	8,726
Loss on fair value of hedging instruments, net of tax	—	—	—	—	(1,629)	(1,629)
Change in funded status of retirement plans, net of tax	—	—	—	—	(148)	(148)

Total comprehensive (loss) income	—	—	—	(9,909)	6,949	(2,960)

Balances, December 31, 2007	24,034	$—	$—	$(24,452)	$6,949	$(17,503)
Share-based compensation costs	—	—	34	—	—	34
Forfeited restricted shares	(3)	—	—	—	—	—
Adoption of measurement date provision of ASC 715, net of tax	—	—	—	(31)	419	388
Accumulating dividend on class A preferred stock	—	—	(34)	(19,467)	—	(19,501)
Comprehensive income:
Net loss	—	—	—	(6,090)	—	(6,090)
Translation adjustment	—	—	—	—	(15,688)	(15,688)
Loss on fair value of hedging instruments, net of tax	—	—	—	—	(1,295)	(1,295)
Change in funded status of retirement plans, net of tax	—	—	—	—	(3,177)	(3,177)

Total comprehensive (loss) income	—	—	—	(6,090)	(20,160)	(26,250)

Balances, December 31, 2008	24,031	$—	$—	$(50,040)	$(12,792)	$(62,832)
Share-based compensation costs			30			30
Forfeited restricted shares	(194)	—	—	—	—	—
Accumulating dividend on class A preferred stock	—		(30)	(21,039)	—	(21,069)
Comprehensive income:
Net loss	—	—	—	(78,991)		(78,991)
Translation adjustment	—	—	—	—	9,059	9,059
Cumulative Translation Adjustment reclassified into earnings	—	—	—	—	1,560	1,560
Gain on fair value of hedging instruments, net of tax	—	—	—	—	1,559	1,559
Change in funded status of retirement plans, net of tax	—	—	—	—	(463)	(463)

Total comprehensive (loss) income	—	—	—	(78,991)	11,715	(67,276)

Balances, December 31, 2009	23,837	$—	$—	$(150,070)	$(1,077)	$(151,147)

The accompanying notes are an integral part of these consolidated financial statements.

TMS INTERNATIONAL CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	Successor Company			Predecessor Company
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Cash flows from operating activities:
Net loss	$(78,991)	$(6,090)	$(9,909)	$(13,248)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	57,567	61,108	59,177	3,287
Amortization	12,193	11,972	11,207	507
Amortization of deferred financing costs	2,331	2,335	2,172	30
Deferred income tax	(8,474)	(3,455)	(8,255)	(9,603)
Provision for bad debts	680	310	445	4
Loss (gain) on the disposal of equipment	(301)	881	335	—
Non-cash share-based compensation cost	30	35	78	42
Interest paid in kind	6,611	—	—	—
Compensation and other expenses associated with business combination	—	—	—	18,631
(Recognized gain) net proceeds from termination of swaps	—	—	—	(613)
Non-cash gain from debt extinguishment	(1,505)	—	—	—
Impairment of goodwill	55,000	—	—	—
Disposition of Cumulative Translation Adjustment	1,560	—	—	—
Increase (decrease) from changes in:
Accounts receivable	(22,479)	39,202	(18,070)	(8,521)
Inventories	(13,229)	26,386	(17,397)	(2,770)
Prepaid and other current assets	5,795	(5,634)	1,546	(530)
Other noncurrent assets	(325)	1,532	344	20
Accounts payable and accounts payable overdraft	59,673	(77,360)	45,203	22,880
Accrued expenses	(4,747)	(4,418)	13,009	5,556
Other non current liabilities	(329)	(3,779)	376	882
Other, net	2,163	(6,546)	414	(78)

Net cash provided by operating activities	73,223	36,479	80,675	16,476

Cash flows from investing activities:
Capital Expenditures	(37,635)	(62,852)	(51,876)	(2,738)
Proceeds from sale of equipment	3,337	1,418	395	210
Acquisitions, net of cash acquired of $0, $94, $3,784 and $0, respectively	—	(11,431)	(597,495)	—
Investment in other noncurrent assets	—	(4,709)	—	—
Contingent payment for acquired business	(426)	(2,141)	(134)	—
Cash flows related to IU International, net	(1,416)	(409)	(1,004)	(37)

Net cash used in investing activities	(36,140)	(80,124)	(650,114)	(2,565)

Cash flows from financing activities:
Revolving credit facility:
Borrowings	304,794	855,447	335,550	16,200
Repayments	(351,554)	(817,950)	(325,550)	(29,000)

Revolving credit facility (repayments) borrowings, net	(46,760)	37,497	10,000	(12,800)
Borrowings related to acquisitions	—	—	390,000	—
Repayment of predecessor debt and obligations	—	—	(8,125)	—
Debt issuance and termination fees	—	—	(16,073)	—
Issuance of debt	39,153	13,080	—	—
Fees paid to amend Term Loan	(588)	—	—	—
Repurchase of senior notes	(430)	—	—	—
Repayment of debt	(4,436)	(3,116)	(3,597)	(505)
Issuance of common and class A preferred shares	—	—	199,210	—

Net cash (used for) provided by financing activities	(13,061)	47,461	571,415	(13,305)

Cash and cash equivalents:
Net increase in cash	24,022	3,816	1,976	606
Cash at beginning of period	5,792	1,976	—	3,178

Cash at end of period	$29,814	$5,792	$1,976	$3,784

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1—Nature of Operations

Current Business

TMS International Corp. (“TMS” or the “Company”) through its subsidiaries, including Tube City IMS Corporation (“TCIMS”) is the largest provider of outsourced industrial services to steel mills in North America with a substantial international presence. The Company operates at over 70 customer sites in nine countries and has a raw materials procurement network that extends to five continents. The Company’s primary services include: (i) scrap management and preparation, (ii) semi-finished and finished material handling, (iii) metal recovery and slag handling, processing and sales, (iv) surface conditioning, (v) raw materials procurement and logistics and (vi) proprietary software-based raw materials cost optimization.

The Onex Acquisition

TMS was formed by Onex Partners II LP and affiliates (“Onex”) on October 31, 2006 for the purpose of acquiring TCIMS. In November 2006, TMS entered into a Stock Purchase Agreement with the previous owners of TCIMS. On January 25, 2007, Metal Services Holdco LLC (“Holdco”), a wholly owned subsidiary of TMS, completed the acquisition by acquiring all of the outstanding shares of TCIMS (the “Onex Acquisition”).

Immediately after the Onex Acquisition, approximately 91% of the outstanding common shares of TMS were owned by Onex and approximately 9% was owned by management and certain other employees, a consultant and a director of TCIMS. The Onex Acquisition constituted a change of control of TCIMS and was accounted for under FASB Accounting Standards Codification (“ASC”) 805 “Business Combinations” using the purchase method of accounting. On or prior to January 25, 2007, the activity of TMS was insignificant relative to TCIMS. Accordingly, financial information for the periods ending on or before January 25, 2007 is that of TCIMS prior to the Onex Acquisition and is referred to as “Predecessor Company” and all financial information for periods beginning subsequent to January 25, 2007, is for the entity referred to as “Successor Company.” All references herein to the “Company” mean (1) the Predecessor Company for the periods ending on or prior to January 25, 2007, and (2) the Successor Company for the periods beginning after January 25, 2007.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Entities of which the Company owns a majority interest and controls are consolidated; entities of which the Company owns a less than majority interest and does not control, but exercises significant influence over, are not consolidated and are reflected in the consolidated financial statements using the equity method of accounting. All intercompany accounts, transactions and profits have been eliminated in consolidation.

In preparing these financial statements, the Company has evaluated subsequent events through May 13, 2010, the date of issue of these financial statements. There are no material subsequent events to report in accordance with ASC Topic 855 on subsequent events other than those reported in Note 28.

Use of Estimates

The estimates and assumptions used in the accompanying financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements with appropriate evaluation and consideration of events transpiring subsequent to the financial statement date.

Significant items subject to such estimates and assumptions include the depreciation and amortization of properties and intangibles, valuation allowances for accounts receivable and net deferred tax assets, pension obligations, and claims and assessments. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less and are readily convertible into cash. The Company maintains its cash in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents. Included in accounts payable overdrafts at December 31, 2009 and December 31, 2008, are approximately $25.6 million and $19.3 million, respectively, of book overdrafts. Accounts payable overdrafts represent outstanding checks in excess of related cash balances.

The Company’s treasury function uses cash on hand, cash generated by operating activities, and, if necessary, funds available under the Company’s Revolver (see Note 13—Debt) to liquidate these outstanding checks when they are presented for payment.

Trade Receivables

The Company generally has the intent and the ability to hold trade receivables until payoff and records receivables at their face value less an allowance for doubtful accounts. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. However, in the case of large volume raw material shipments, the Company will generally request a letter of credit or other security. Account balances outstanding longer than the payment terms are considered past due. Provisions are made for estimated uncollectible receivables. The Company’s estimate is based on historical collection experience, a review of current status of receivables and the condition of the general economy and the industry. Decisions to write off receivables are based on management’s judgment after consideration of facts and circumstances surrounding potential uncollectible accounts. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Inventories

Scrap iron and steel inventories are stated at the lower of cost or net realizable value, with cost being determined using the weighted-average method. Goods in transit represent inventories in route to customers under outsource purchasing contracts in which the Company has title at the end of the accounting period. Such inventories are valued at cost, determined by the specific identification method. Spare parts and supplies consist primarily of replacement parts for machinery and equipment and are recorded at the lower of cost or net realizable value, with cost being determined using the first-in, first-out (FIFO) method.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost less accumulated depreciation. Cost in connection with business combinations is based on fair market value at the time of acquisition. Major components of certain significant operating assets are recorded as separate assets with depreciable lives determined independently from the remainder of the asset. Expenditures that extend the useful lives of existing plant and equipment are capitalized, while expenditures for repairs and maintenance that do not extend the useful lives or improve productivity of the related assets are charged to expense as incurred. The cost of property, plant, and equipment retired or otherwise disposed of and the related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in current operations.

Depreciation of property, plant and equipment is computed principally on the straight-line method over the estimated useful lives of assets. (See Note 11—Property Plant and Equipment for estimated useful lives by classification).

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC Topic 360-10-35 on impairment and disposal of long-lived assets. Impairment is assessed when the undiscounted expected cash flows derived from an asset are less than its recorded amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are recognized in operating results. Judgment is used when applying these impairment rules to determine the timing of the impairment evaluation, the undiscounted cash flows used to assess impairments, and the fair value of an impaired asset. During 2009, in the process of determining the fair value of other assets and liabilities of the Mill Services Segment, the Company forecasted and evaluated the cash flows associated with certain long lived assets of that segment including the unit’s amortizable intangible assets. In no instance, were the undiscounted cash flows associated with the unit’s long lived assets less than the carrying value of the related assets and accordingly no impairment was recorded.

Goodwill and Other Intangible Assets

Goodwill and other indefinite life intangible assets that are not subject to amortization are recorded at fair value at the dates of acquisition. Finite life intangible assets subject to amortization are recorded at cost less accumulated amortization provided on a straight-line basis over the intangible assets’ estimated useful lives. Goodwill and indefinite life intangibles are evaluated for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. ASC Topic 350 on goodwill and other intangible assets requires that goodwill be evaluated for impairment using a two-step process. The first step of the goodwill impairment evaluation, used to identify potential impairment, compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired; and the second step of the impairment evaluation is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step of the evaluation must be performed to measure the goodwill impairment loss, if any. The second step of the evaluation compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill so calculated, an impairment loss is recognized in an amount equal to the excess. (See Note 12—Goodwill and Identifiable Intangible Assets).

Deferred Financing Cost

Costs associated with negotiation and entering into long-term financing agreements are deferred and amortized on a straight-line basis, which does not differ materially from the effective interest rate method, over the life of the associated agreement. (See Note 13—Debt for deferred financing costs written off).

Other Noncurrent Assets

Other noncurrent assets principally include long term deposits to secure insurance obligations, cash surrender value of executive life insurance policies to be used to fund certain deferred compensation obligations and other noncurrent assets. Long term deposits were $1.0 million and $1.0 million at December 31, 2009 and December 31, 2008 respectively, cash surrender value of executive life insurance policies were $1.1 million and $1.0 million at December 31, 2009 and December 31, 2008, respectively, and other noncurrent assets were $3.0 million and $5.4 million at December 31, 2009 and December 31, 2008, respectively.

Derivative Financial Instruments

The Company has entered into interest rate swaps to manage its risk related to its variable interest rate debt. The swaps have been designated as cash flow hedges. Accordingly, they are recorded at fair value. To the extent that the instruments are effective in hedging the related interest rate risk, the adjustments to record the swaps at fair value are recorded in other comprehensive income. (See Note 15—Derivative Financial Instruments).

In November 2006, the Predecessor Company terminated its interest rate swap agreements and received cash proceeds of $1.1 million. The gain from the termination of the swap agreements was initially recorded in accumulated other comprehensive income (loss) to be amortized into current earnings over the remaining life of the variable rate term debt. In connection with the Onex Acquisition, the underlying variable term debt was extinguished and the amount remaining in accumulated other comprehensive income was recorded in current earnings during the period from January 1, 2007 to January 25, 2007.

Revenues

Revenue from Sale of Materials

Raw materials procurement and logistics—Revenue from raw materials procurement represents sales to third parties whereby the Company either purchases scrap iron and steel from a supplier and sells the scrap to a customer, with shipment made directly from the supplier to the third-party customer, or the Company earns a contractually determined, volume based fee for arranging delivery of raw materials shipments for a customer directly from a vendor. The Company recognizes revenue from raw materials procurement sales when title and risk of loss pass to the customer, which can be either F.O.B. shipping point or F.O.B. destination depending on terms of sale or when the Company has the right to receive its contractual fee. Revenues from these sources are included in Revenue from Sale of Materials. During the year ended December 31, 2009, approximately 70% of the Company’s raw material procurement activity by volume was made under the transaction model where the Company purchases raw materials from a supplier and sells the material to the customer. In this transaction model, the Company (i) incurs the obligation to the supplier of the material, (ii) assumes the risk of collection for the full value of the raw material delivered to the customer and (iii) records Revenue From Sale of Material for the full value invoiced to the customer and records the Cost of Raw Material Shipments for the full value of the liability owed to the vendor. During the year ended December 31, 2009, approximately 30% of the Company’s raw material procurement activity by volume was transacted where the Company arranged for delivery of raw material for a customer directly from a vendor earning a contractually determined volume-based fee. In this transaction model, the Company assumes no obligation to the vendor and invoices its customer for only the volume based fee it earns for arranging the delivery, not the full value of the material delivered. The volume-based fee is recorded as Revenue From Sale of Materials and there is no corresponding Cost of Raw Material Shipment in this transaction model.

The Company also purchases, processes and sells scrap iron and steel inventory for the Company’s own account. The Company recognizes revenue from scrap sales of material when title and risk of loss pass to the customer, which can be either F.O.B. shipping point or destination depending on terms of sale. Revenues from these sources are included in Revenue from Sale of Materials.

Service Revenue

Metal recovery, slag handling, processing, and sales—Income from removal of slag from a furnace and processing it to separate metallic material from other slag components. Metallic material is generally reused in production of steel by the host mill or sold to other end users and the nonmetallic material is generally sold to third parties as aggregate. The Company recognizes revenue from slag processing and metal recovery services when it performs the services and revenue from co-product sales when title and risk of loss pass to the customer. Revenues from these sources are included in Service Revenue.

Semi finished material handling; scrap management preparation—Income from receiving, processing and managing raw material inputs, primarily scrap, and handling and recording inventory of finished products where all of the production is generally completed at the customer’s location. Revenues from these sources are included in Service Revenue and are recognized at the time the service is performed.

Surface conditioning—Revenue from removing imperfections from semi-finished steel processed for use in high-end applications. The Company recognizes revenue from surface conditioning services when it performs the services. Revenues from these sources are included in Service Revenue.

Raw materials optimization—Income from optimization fees represents income from determining, through use of its internally developed and proprietary software, the most economical combination of input materials necessary to make a customer’s specified chemistry of steel. The Company recognizes income from optimization fees as the optimization service is provided. Optimization software maintenance fees are recognized in income over the contract life. Revenues from these sources are included in Service Revenue.

Other revenues—Income from various services including dust and debris management, equipment rental services, mobile equipment maintenance, refractory removal vacuumation and income from services to customers outside of the normal contractual agreement. The Company recognizes revenue as the service is provided. Machine shop service revenues are recognized as work is performed. Revenue from these sources are included in Service Revenue.

It is common for the Company to provide multiple services at a single customer location under a single unified contract or multiple contracts. The contracts detail the amounts the Company charges for each individual service provided. Therefore, the Company accounts for each type of service as a separate arrangement.

Freight

All freight costs related to the transportation of scrap iron and steel from the supplier sold F.O.B. delivered to the customer is included in cost of scrap shipments.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740 on income tax, which requires an asset and liability approach for accounting for income taxes. ASC Topic 740 requires assessment of the likelihood of realizing benefits associated with deferred tax assets for purposes of determining whether a valuation allowance is needed for such deferred tax assets. The Company and its subsidiaries file a consolidated U.S. federal income tax return.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, changes to stockholders’ equity related to the funded status of defined benefit pension and other post-retirement benefit plans, and the cumulative changes in the fair value of hedging derivatives. (See Note 27—Other Comprehensive Income (Loss)).

Health Insurance

The Company self-insures its employees’ health insurance using a third-party administrator to process and administer claims. The Company has stop-loss coverage through an insurer that covers claim payments exceeding $160,000 per employee per year subject to a yearly aggregate deductible of $140,000 and subject to a stated limit per employee of $2.0 million per employee per year. The Company maintains accruals for unpaid claims and claims incurred but not reported based on internal analysis of claims experience and actuarial calculations.

Workers’ Compensation

The Company self-insures its workers’ compensation obligations under a large deductible program. Under this program, the maximum exposure per claim is $1.0 million’ and stop-loss coverage is maintained for amounts above this limit. The aggregate maximum exposure is limited to a percentage of payroll for each open policy. The Company accrues for this expense in amounts that include estimates for incurred but not reported claims, as well as estimates for the ultimate cost of all known claims. The Company does not have funds on deposit with a third-party payor insurance carrier who administers the program, but it does secure its obligation with letters of credit.

Per Share Data

Basic net income per share is calculated using the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is calculated using the weighted-average number of common shares plus potential dilutive common shares outstanding during the period. (See Note 18—Earnings per Share).

Redeemable Preferred Stock

Our preferred class A stock had an initial liquidation preference of $9,900 per share and carries an 8% accumulating, compounding dividend. Approximately 91% of our class A preferred stock is held by Onex, our controlling shareholder. Through its controlling interest in our common stock, Onex could initiate a call of the preferred shares for the total liquidation value of the shares, which is the initial liquidation value of $9,900 per share plus the accumulated and unpaid dividends thereon. Accordingly, we account for the full liquidation value of the shares as redeemable preferred stock outside of permanent stockholders’ equity in accordance with ASC 480-10-S99-3A. The class A preferred stock will automatically convert into common stock upon a sale of common stock in an underwritten public offering registered under the Securities Act or a transaction that results in the change of control of the Company. The Company records the accumulating dividend as an increase to the liquidation value of the redeemable preferred stock and a decrease to Capital in excess of par value to the extent available and then as increase to its Accumulated deficit.

Foreign Currency Translation

The financial statements of the Company’s Canadian, French, Belgian, Slovak, British, Mexican and Trinidadian subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate as of the balance sheet date. Resulting translation adjustments are recorded in the cumulative translation adjustment account, a separate component of other comprehensive income (loss). Income and expense items are translated at average monthly exchange rates. Gains and losses from foreign currency transactions are included in net income (loss).

Note 3—New Accounting Pronouncements

On June 30, 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of SFAS No. 162. This FASB Accounting Standards Codification (ASC) will become the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission. The effective date for ASC is for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has adopted ASC by replacing all pre-codification standards with FASB ASC references herein.

In April 2008, the FASB issued ASC Topic 275 for Determination of the Useful Life of Intangible Assets. ASC Topic 275 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC Topic 350 for Goodwill and Other Intangible Assets. The intent of ASC Topic 275 is to improve the consistency between the useful life of a recognized intangible asset under the guidance of ASC Topic 350 and the period of expected cash flows used to measure the fair value of the asset under ASC Topic 805 regarding Business Combinations, and other U.S. generally accepted accounting principles. This standard is effective for fiscal years beginning after December 15, 2008 and the Company adopted this standard on January 1, 2009. Since this standard was implemented on a prospective basis, it would not change the useful life of intangible assets arising from any business combination that occurred prior to December 31, 2008, but will apply to any business combination in 2009 or thereafter.

In March 2008, the FASB issued ASC Topic 815 for Disclosures about Derivatives Instruments and Hedging Activities, an amendment to FASB Statement No. 133. The statement modifies the disclosure requirements regarding derivative financial instruments and is required for all financial statements for fiscal years beginning after November 15, 2008.

On December 4, 2007, the FASB issued ASC Topic 805 regarding Business Combinations and ASC Topic 810 regarding Accounting for Noncontrolling Interest in Consolidated Financial Statements, an amendment to ARB No. 51. ASC Topic 805 revises the accounting for business combinations and, among other changes, will require that for business combinations that occur after the adoption, the Company must estimate the liability of future contingent consideration at the date of acquisition, and any difference from such estimate will affect current earnings in the period in which such differences occur. The Company adopted this standard at the beginning of 2009. This standard does not apply to business combinations that occurred prior to January 1, 2009, so any contingent consideration that was paid related to its acquisition of Hanson (described in Note 4 below), which occurred in September 2008, was treated as additional purchase price. This standard will apply to any business combination transactions going forward.

ASC Topic 810 regarding Accounting for Noncontrolling Interest in Consolidated Financial Statements, an amendment to ARB No. 51, revises the accounting for non-controlling interest in consolidated subsidiaries. The Company owns 100% of all its subsidiaries and anticipates that this statement will not impact its financial position or results of operations. However, if the company were to own less than 100% of a consolidated subsidiary in the future, it would be subject to this statement. The Company adopted this statement on January 1, 2009.

On December 30, 2008, the FASB issued Staff Position 132(R)-1, Employers Disclosure about Postretirement Benefit Plan Assets (“FSP 132(R)-1”), which was subsequently codified into ASC Topic 715. FSP 132(R)-1 requires additional disclosure about how investment allocations are made and about the composition of assets held by the plan. FSP 132(R)-1 is effective for 2009, and the required disclosures are included in Note 22—Retirement Plans.

On April 1, 2009 the FASB issued FASB Staff Position 141(R)-1 Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies (“FSP 141(R)-1”), which was subsequently codified into ASC Topic 805. FSP 141(R)-1 provides guidance on the initial recognition and measurement and subsequent measurement and accounting for assets and liabilities arising from contingencies that are acquired in a business combination. The standard was effective January 1, 2009. The Company has not been involved in a business combination transaction since the effective date of FSP 141(R)-1 so it had no effect on the Company’s results. Any future business combinations will be subject to this position.

Note 4—Business Combinations

Hanson Acquisition. On September 5, 2008, the Company acquired all of the outstanding stock of Hanson Resources Management Limited (“Hanson”), a United Kingdom based business that provides a broad spectrum of services to steel mills and other industrial enterprises. The Company paid $16.7 million in cash and incurred $0.9 million in costs related directly to the transaction. $6.1 million of the $16.7 million cash consideration was initially paid into escrow, and was contingently payable to the former stockholders of Hanson subject to Hanson continuing to provide certain services and satisfactorily renewing contracts with certain customers. As of December 31, 2009, $4.3 million of the amount initially escrowed had been paid to the former shareholders of Hanson and $1.8 million remained in escrow related to contingent future milestones. The Company records the amount in escrow related to contingent future milestones in other non-current assets and records additional acquisition costs if and when amounts are payable out of escrow to Hanson’s former owners.

The Company assumed $15.6 million in liabilities from Hanson including $8.6 million of revolving borrowings and capital lease obligations.

The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition (in thousands):

September 5, 2008
(unaudited)
Trade receivables	$8,512
Other current assets	4,395
Property plant and equipment	6,629
Goodwill	1,845
Identifiable intangible assets	5,757

Total assets acquired	27,138
Trade payables and accrued liabilities	5,704
Revolving borrowings	4,378
Current portion of long-term debt	1,614
Long term debt	2,628
Deferred tax liability	1,289

Total liabilities assumed	15,613

Net assets acquired	$11,525

Because the Company viewed Hanson as an attractive long-term investment, it agreed to a purchase price that exceeded the fair value of the net tangible assets and identifiable intangible assets. The following table details the identifiable intangible assets and goodwill acquired by the Company and their estimated fair values (in thousands) and expected amortizable lives:

Intangible Asset Class
Intangible assets subject to amortization
Trademarks & trade names	$977	7 years
Customer related intangibles	4,780	15 years

Total finite life intangibles	5,757
Goodwill	1,845	Indefinite

Total intangible assets	$7,602

There were no purchased research and development assets acquired and written off in connection with this acquisition. None of the goodwill is expected to be deductible for tax purposes.

The operating results of Hanson are consolidated with the Company’s operating results beginning September 5, 2008. Hanson is included with the Company’s Mill Services Group segment as the services it provides are similar to those historically provided by that segment.

The Onex Acquisition. On January 25, 2007, Holdco, a wholly owned subsidiary of TMS, acquired all of the outstanding stock of TCIMS. To effect the Onex Acquisition, the Company had to (i) compensate the equity holders of the Predecessor Company, (ii) pay off amounts outstanding under the Predecessor Company’s Second Amended and Restated Credit Facility, (iii) pay off obligations arising out of the Predecessor Company’s stock option plan, which was terminated immediately prior to the Onex Acquisition and (iv) pay certain fees and expenses associated with the Onex Acquisition. The total cost to effect the Onex Acquisition was $627.7 million, including $6.8 million in liabilities arising out of the Predecessor Company’s stock option plan which was paid by the Successor Company on January 31, 2007.

The equity owners of the Predecessor Company received $183.2 million in cash and $18.6 million of common and preferred stock of the Company. $396.8 million was paid to satisfy outstanding obligations under the Predecessor Company’s credit facility, which included $2.6 million of accrued interest. $16.7 million was paid to satisfy liabilities arising out of the Predecessor Company’s stock option plan of which $9.9 million was paid in connection with the Onex Acquisition and $6.8 million was assumed by the Successor Company. Legal, printing and other advisory fees and expenses totaling $12.4 million were paid in connection with the Onex Acquisition.

To fund the Onex Acquisition, the Company (i) received cash proceeds of $198.6 million from the issuance of common and class A preferred shares, (ii) exchanged its common and preferred stock to satisfy obligations of the Predecessor Company and to purchase a portion of the common stock of the Predecessor Company and (iii) arranged for proceeds from debt financing. The Company arranged for debt financing in the amount of $426.0 million, net of $14.5 million in deferred financing costs. After acquiring the outstanding shares of the Company and satisfying certain obligations of the Predecessor Company, approximately $16.5 million in funding arising out of the Onex Acquisition remained in the Company to be used for Capital Expenditures and other general corporate purposes.

The Company exchanged 1,962 shares of its common stock valued at $100 per share and 1,962 shares of preferred stock valued at $9,900 per share for shares of the Predecessor Company with a value of $18.6 million and to satisfy $1.0 million in obligations arising out of the Predecessor Company’s stock option plan. The per share values were based on the fair value paid by TMS’s investors to acquire common and preferred shares.

The following table summarizes the fair values of assets acquired and liabilities at the date of Onex Acquisition (in thousands):

January 25, 2007
Trade receivables	$156,193
Inventories	23,763
Deferred tax asset	8,329
Other current assets	11,601
Property, plant, and equipment	172,003
Goodwill	289,354
Other intangible assets	204,668
Other noncurrent assets	5,745

Total assets acquired	871,656
Current liabilities	173,875
Long-term debt	1,178
Deferred tax liability	56,264
Other noncurrent liabilities	19,474

Total liabilities assumed	250,791

Net assets acquired	$620,865

The fair values were estimated by the Company’s management based on independent appraisals, fair values of equivalent properties or analysis of expected future cash flows.

Because TMS viewed TCIMS as an attractive long-term investment, it agreed to a purchase price that exceeded the fair value of the net tangible assets and identifiable intangible assets. The following table details the identifiable intangible assets and goodwill acquired by TMS and their estimated values and expected amortizable lives (dollars in thousands):

Intangible Asset Class
Intangible assets subject to amortization
Patents	$65	11 years weighted average
Trademarks	45	9 years
Environmental permits	5,100	25 years
Unpatented technologies	24,648	9 years
Customer related intangibles	174,585	20 years

Total finite life intangibles	204,443
Trademarks	225	Indefinite

Total identifiable intangible assets	204,668
Goodwill	289,354	Indefinite

Total intangible assets	$494,022

There were no purchased research and development assets acquired and written off in connection with the Onex Acquisition. None of the goodwill is expected to be deductible for tax purposes.

Note 5—Compensation and Other Expenses Associated with Business Combination

During the period from January 1, 2007 to January 25, 2007, the Predecessor Company recognized compensation and other expenses associated with the Onex Acquisition of $18.6 million. The amount consisted of $16.3 million recognized in connection with the changes to and subsequent cancellation of the Predecessor Company’s stock option plan, $1.3 million of associated fringe benefit costs and $1.0 million of costs associated with the Onex Acquisition, primarily legal fees, which were not reimbursed in the Onex Acquisition and were therefore charged to the Predecessor Company’s operations.

Note 6—Provision for Transition Agreement

On July 24, 2009, the Company announced that I Michael Coslov would retire from his position as Chief Executive Officer. On that date, the Company and Mr. Coslov entered into a Transition Agreement that made Mr. Coslov’s retirement effective on the date that a new Chief Executive Officer was appointed by the Company’s board of directors (“the Effective Date”). On August 14, 2009 the Company’s board of directors appointed Joseph Curtin as Chief Executive Officer; and, pursuant to the Transition Agreement, Mr. Coslov became then Non-Executive Chairman of the Board.

The Transition Agreement calls for Mr. Coslov to receive transition payments for two years following the Effective Date and to receive monthly compensation for his role as Non-Executive Chairman thereafter. Mr. Coslov will also receive continuing health care benefits under the agreement. The Company recorded a $2.2 million provision for the Transition Agreement during 2009 related to the payment of Mr. Coslov’s termination payments and benefits.

Note 7—Disposition of Cumulative Translation Adjustment

During the second quarter of 2009, the Company ceased providing services at a foreign mill site. During the third quarter of 2009, the Company determined that it would not resume providing services at that site and had no near-term projects for other contracts in that foreign country. By the end of the third quarter of 2009, substantially all of the assets of that country’s operations had been liquidated. In accordance with FASB ASC

830-30-40-1, upon substantial liquidation of the operations, the Company recorded a charge of $1.6 million in 2009 to write off the balance of our cumulative translation adjustment related to translation adjustments that had been recognized as a separate component of equity.

Note 8—Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, tax net operating loss carryforwards, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2009	December 31, 2008
Deferred tax assets:
Net operating loss carryforwards	$36,751	$31,933
Pension and post-employment benefits	3,895	4,264
Compensation	2,603	4,774
Legal reserve	368	367
Bad debt reserve	1,190	3,400
Inventories	244	913
Workers’ compensation reserve	2,276	2,856
Goodwill Impairment	4,071	—
Interest rate swaps	871	1,846
Alternative minimum tax credit	2,275	2,275
Foreign tax credit	6,422	4,374
State non-cash credits	9,124	9,124
Deferred interest	2,603	—
Other	2,061	4,531

Total deferred tax assets	74,754	70,657
Valuation allowance	(28,679)	(29,307)

Total net deferred tax assets	46,075	41,350

Deferred tax liabilities:
Identifiable intangibles	(55,934)	(59,315)
Goodwill	(7,995)	(5,268)
Fixed assets	(3,588)	(5,784)
Cancellation of Debt—Deferred Income	(579)	—
Foreign Intangibles & Other	(5,529)	(5,327)

Total deferred tax liabilities	(73,625)	(75,694)

Net deferred tax liabilities	$(27,550)	$(34,344)

The Company has federal net operating loss carryforwards, the tax effect of which totals $18.4 million that expire at various dates from 2026 through 2029; and the Company has an alternative minimum tax credit carryover of $2.3 million, which is carried forward indefinitely. The foreign tax credit in the amount of $6.4 million expires from 2015 through 2019. In addition, the Company has state net operating loss carryforwards, the tax effect of which totals $14.5 million that expire at various dates from 2010 through 2029 and state non-cash tax effect credits of $9.1 million available until 2020. The Company also has foreign net operating loss carryforwards, the tax effect in the amount of $3.9 million which expire at various dates from 2011 to unlimited. The tax effected federal net operating loss carryforwards expire as follows (in thousands):

Date of Expiration December 31:	Tax Effected Amounts
2026	$192
2027	8,644
2029	9,549

$18,385

Management determined that a valuation allowance is required on $10.2 million of the state net operating loss carryforwards and a required valuation allowance of $9.1 million with respect to the state non-cash credits due to state carryover limitations on utilization and apportionment of taxable income. Management has also determined that a valuation allowance of $3.7 million is required for certain foreign net operation loss carryforward due to limitations on utilizations and projections. With respect to the foreign tax credit, a valuation allowance of $4.2 million is required due to projections and utilization limitations. In addition, management has also determined that a valuation allowance of $1.4 million is required related to certain legacy workers’ compensation accruals, the payment of which will be treated as capital losses for tax purposes.

The components of income tax (benefit) expense attributable to continuing operations are as follows (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Current:
State	$—	$—	$—	$(263)
Federal	—	—	—	(580)
Foreign	1,589	1,564	1,327	23

Total current income tax expense (benefit)	1,589	1,564	1,327	(820)
Deferred:
Federal	(10,045)	(1,563)	(5,791)	(8,604)
State	36	1,267	(1,860)	(985)
Foreign	1,535	(3,159)	(604)	(14)

Total deferred income tax benefit	(8,474)	(3,455)	(8,255)	(9,603)

Total net income tax (benefit) expense	$(6,885)	$(1,891)	$(6,928)	$(10,423)

Income tax (benefit) expense varies from amounts computed by applying the 35% federal statutory rate for the following reasons (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Income tax benefit at statutory rate	$(30,057)	$(2,807)	$(5,889)	$(8,288)
Permanent differences	17,975	1,406	1,160	497
Effect of changes in deferred tax valuation allowance	8,686	1,000	—	(697)
Foreign tax credit	(2,047)	—	—	—
Foreign taxes, net of credit	(165)	(82)	(227)	(45)
Effect of change in deferred state rate	(314)	—	(1,208)	—
Effect of state income taxes, net of federal benefit	(953)	(171)	(764)	(1,048)
Adjustment to prior year’s taxes	(10)	(290)	—	(842)
Adjustment to foreign prior year’s rates	—	(947)	—	—

	$(6,885)	$(1,891)	$(6,928)	$(10,423)

No federal or state income taxes have been provided on approximately $0.5 million of foreign earnings considered to be permanently reinvested in foreign countries.

Loss from continuing operations before income taxes, as shown in the accompanying consolidated statements of operations, includes the following income (loss) components (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Domestic	$(86,383)	$(5,054)	$(19,214)	$(23,851)
Foreign	507	(2,927)	2,377	180

Loss before income taxes	$(85,876)	$(7,981)	$(16,837)	$(23,671)

Income Tax Change in Accounting Principle

The FASB, issued in July 2006, Accounting for Uncertainty in Income Taxes—an Interpretation of FAS Statement No. 109 (“FIN 48”) found in ASC Topic 740 and is effective for tax years beginning after December 15, 2006. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in tax returns. It must be more-likely-than-not that a tax position would be sustained under audit in order for the benefit to be recognized. Effective January 1, 2007, the Predecessor Company adopted this interpretation. As a result of the adoption, the Predecessor Company reduced its retained earnings by $2.1 million to recognize a liability for uncertain income tax benefits arising from a loss with respect to the liquidation of a subsidiary. In September 2007, the liability for uncertain income tax benefits was reduced to $0.2 million as a result of a prior year statute of limitation closing. No adjustments were made for 2008 and 2009.

The total amount of interest and penalty recognized related to uncertain tax positions as of December 31, 2009, December 31, 2008 and December 31, 2007 were not material. The total amount of interest and penalty recognized related to uncertain tax positions as of January 25, 2007 was $0.1 million. When applicable, penalties and interest related to income taxes will be classified as part of corporate income tax expense.

Open years for federal and state income tax begin at years 2006 and forward, except for portions of NOLs utilized from 2000 for federal purposes and 1992 for state purposes, as limited.

The following table sets forth the amount of unrecognized tax benefits and the activity during the periods indicated (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Unrecognized tax benefits at beginning of period	$214	$214	$2,140	$2,140
Reductions resulting from lapse of statute of limitations	—	—	(1,926)	—

Unrecognized tax benefits at end of period	$214	$214	$214	$2,140

The reductions resulting from the lapse of the statute of limitations resulted in a corresponding $1.9 million reduction in goodwill for December 31, 2007. No adjustments were made for 2008 and 2009.

Note 9—Other Balance Sheet Information

Other noncurrent liabilities consist of the following (in thousands):

	December 31, 2009	December 31, 2008
IU International obligations
Pensions and deferred compensation	$1,456	$1,787
Other post-employment benefits	2,749	2,790
Workers compensation	1,528	2,407
Pension and deferred compensation	9,072	10,069
Fair value of interest rate swap agreements	2,262	4,795
Liability for unrecognized tax benefits	214	214
Other noncurrent accrued liabilities	1,502	2,006

	$18,783	$24,068

IU International Obligations

The Company has certain obligations resulting from the 1988 acquisition of IU International Corporation (“IU”) that are unrelated to current operations. Such obligations were primarily for employee benefits and workers’ compensation insurance claims. At December 31, 2009 and December 31, 2008, such liabilities totaled $6.4 million and $7.8 million, respectively, of which $0.6 million and $0.8 million were classified as short-term at December 31, 2009 and December 31, 2008, respectively.

Allowance for doubtful accounts activity for the periods indicated is as follows (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Balance at beginning of period	$8,273	$1,106	$834	$884
Additions charged to expense	(5,447)	9,166	445	4
Amounts written off	(373)	(1,999)	(182)	(54)
Recoveries credited to allowance	159	—	9	—

Balance at end of period	$2,612	$8,273	$1,106	$834

Accrued expenses consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Accrued taxes other than income	$3,372	$4,726
Accrued professional fees	1,272	1,607
Accrued royalty	396	203
Accrued insurance obligation	249	1,420
Accrued interest	10,012	9,329
Accrued other	7,558	5,169

	$22,859	$22,454

Note 10—Inventories

Inventories consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Scrap iron and steel	$13,016	$5,640
Goods in transit	11,445	5,804
Spare parts and supplies	7,152	6,940

	$31,613	$18,384

Note 11—Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	Estimated Useful Lives	December 31, 2009	December 31, 2008
Cost:
Land		$1,076	$1,076
Buildings and improvements	10-39 years	22,510	21,689
Machinery and equipment	3-7 years	258,847	237,283
Furniture, fixtures, vehicles, and site preparation	3-10 years	28,651	22,687

Total cost		311,084	282,735
Accumulated depreciation and amortization:
Buildings and improvements		(6,265)	(4,432)
Machinery and equipment		(140,624)	(99,982)
Furniture, fixtures, vehicles, and site preparation		(14,931)	(10,450)

Total accumulated depreciation and amortization		(161,820)	(114,864)

Net property plant and equipment		$149,264	$167,871

The Company recorded depreciation expense of $57.6 million, $61.1 million, $59.2 million and $3.3 million for the year ended December 31, 2009, the year ended December 31, 2008, the period from January 26, 2007 to December 31, 2007 and the period from January 1, 2007 to January 25, 2007, respectively.

Assets under capital leases included in properties at December 31, 2009 and December 31, 2008, approximated $3.7 million and $5.5 million, respectively. Accumulated amortization of assets under capital leases at December 31, 2009 and December 31, 2008 amounted to approximately $0.5 million and $1.0 million, respectively. Amortization expense related to assets under capital leases is included in depreciation expense.

Note 12—Goodwill and Identifiable Intangible Assets

The Company’s goodwill was predominantly created as of January 26, 2007 by the Onex Acquisition. Additional goodwill was created by the acquisition of Hanson in September 2008 and by contingent payments for previously acquired businesses.

During the second quarter of 2009, the Company revised its long-term forecast due to significant changes in expectations at two new customer sites with an existing customer where the Company had anticipated entering into final binding contracts but the expected contracts were not finalized. The resulting significant changes in expectations triggered the requirement to conduct a goodwill impairment test in advance of the annual evaluation date of October 1. During the evaluation, the Company determined that the fair value of the reporting unit was less than its carrying value. The Company recorded a Goodwill Impairment charge of $55 million based on its estimate of the excess of the carrying value of the unit over the reporting unit’s fair value.

May 31,	Mill Services Group Segment Goodwill	Fair Value Measurements Using (in thousands)
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
2009	$141,481	$—	$—	$141,481

The goodwill impairment was determined by estimating the excess of the fair value of the Mill Services Group segment over the fair value of the net assets of the segment and comparing that amount to the carrying value of the goodwill. Despite the significant changes in expected future profits at the two specific customer locations, the Company continued to provide services to that customer at other customer sites, including renewing existing contracts and adding new services at other customer sites. The customer has not experienced significant financial difficulty and continues to pay its accounts receivable balances. The Company again tested the two reporting units for goodwill impairment at its annual impairment date of October 1. The Company’s forecast used for that test continued to reflect the impact of the significant changes at the two customer sites that triggered the May 2009 impairment test as well as normal course market driven changes in expectations.

For both the interim goodwill impairment test in May 2009 and the annual impairment test in October 2009, the Company used fair values estimated under the income approach and market approach.

The income approach was based upon projected future cash flows discounted to present value using factors that consider the timing and risk associated with the future cash flows. Fair value for each reporting unit was estimated using future cash flow projections based on management’s long range estimates of market conditions over a multiple year horizon. A three percent perpetual growth rate was used to arrive at the estimated future terminal value. An after-tax discount rate of 14.6% was used to discount the projected cash flows for both reporting units which was based upon the cost of capital of other market participants adjusted for company specific risks.

The market approach was based upon an analysis of valuation metrics for companies comparable to our reporting units. The fair value of the business enterprise value for both reporting units was estimated using a range of EBITDA multiples of market participants.

As of December 31, 2009, the Mill Services Group and the Raw Material and Optimization Group had $162.9 million and $79.7 million of goodwill, respectively. The 2009 annual goodwill impairment test, as of October 1, 2009, indicated that the estimated fair value of the Mill Services Group and the Raw Material and Optimization Group exceeded their carrying values by approximately 6.5% and 15.3%, respectively. The estimates of fair value of a reporting unit under the income approach are based on a discounted cash flow analysis which requires the Company to make various judgmental assumptions, including assumptions about the timing and amount of future cash flows, growth rates and discount rates. If business conditions change or other factors have an adverse effect on our estimates of discounted future cash flows, assumed growth rates or discount rates, future tests of goodwill impairment may result in additional impairment charges.

Goodwill and identifiable intangible assets consist of the following (in thousands):

	Remaining amortizable life	December 31, 2009	December 31, 2008
Intangible assets subject to amortization
Environmental permits	23 years	$5,100	$5,100
Customer related intangibles	14-18 years	181,938	179,493
Unpatented technology	7 years	24,648	24,648
Other identifiable intangible assets	6-13 years	986	340

Total finite life intangibles		212,672	209,581
Trademarks		227	227

Total identifiable intangible assets		212,899	209,808
Amortization of intangible assets:
Environmental permits		(598)	(394)
Customer related intangibles		(26,318)	(17,100)
Unpatented technology		(8,033)	(5,295)
Other identifiable intangible assets		(201)	(38)

		(35,150)	(22,827)

Net identifiable intangibles		177,749	186,981
Goodwill		242,669	293,625

Total intangible assets		$420,418	$480,606

The Successor Company recorded $12.2 million, $11.9 million and $11.0 million of amortization expense for finite lived intangibles for the year ended December 31, 2009, the year ended December 31, 2008 and the period from January 26, 2007 to December 31, 2007 respectively. The Predecessor Company recorded $0.4 million of amortization expense for the period from January 1, 2007 to January 25, 2007. The estimated amortization expense for finite lived intangibles for the next five years is as follows (in thousands):

2010	$12,219
2011	12,217
2012	12,217
2013	12,217
2014	12,217
Thereafter	116,436

$177,523

A portion of the Company’s goodwill and identifiable intangible assets was allocated to its operations outside the United States. The translation adjustment associated with identifiable intangible assets of the Company’s foreign operations increased net intangible assets by $1.4 million for the year ended December 31, 2009 and decreased net intangible assets by $2.1 million for the year ended December 31, 2008. The following table displays the changes in goodwill for the years indicated (in thousands):

	2009	2008
Balance at beginning of year	$293,625	$291,640
Acquisitions	—	4,230
Contingent payment for previously acquired businesses	1,574	1,156
Translation adjustment	2,470	(3,401)
Impairment charge	(55,000)	—

Balance at end of year	$242,669	$293,625

Note 13—Debt

Debt is summarized as follows (in thousands):

	December 31, 2009	December 31, 2008
ABL facility	$4,000	$45,900
Bank overdraft facility	405	689
Invoice discounting facility	39	4,229
Senior secured term loan	160,463	162,113
Senior subordinated notes	223,000	225,000
Series 2008 promissory notes	57,923	13,080
Capital equipment leases and installment notes	3,782	3,356

Total indebtedness	$449,612	$454,367

Total indebtedness includes the following line items on the consolidated balance sheets (in thousands):

	December 31, 2009	December 31, 2008
	(unaudited)
Revolving borrowings	$4,444	$50,818
Current portion of long-term debt	3,878	3,275
Long-term debt	383,367	387,194
Indebtedness to related parties	57,923	13,080

Total indebtedness	$449,612	$454,367

In November 2008, the Company began issuing series 2008 promissory notes to affiliates of Onex, members of its board of directors, management team and certain other employees. From November 2008 through August 2009, the Company received $51.8 million in proceeds from the issuance of the series 2008 promissory notes. The obligations are reported as indebtedness to related parties as the holders of the series 2008 promissory notes are also owners of the Company’s common and preferred shares or affiliates of the owners of the Company’s common and preferred shares.

When the Company acquired Hanson on September 5, 2008, it assumed the liabilities of Hanson including its obligations under an invoice discounting facility, a bank overdraft facility and capital leases for equipment. Under the invoice discounting facility, eligible trade receivables are sold to a third party, but the third party has recourse for receivables that are not collectible. We therefore classify the amount as a revolving borrowing. As of December 31, 2009 and December 31, 2008, there was $0.04 million and $4.2 million outstanding under the invoice discounting facility, respectively.

On January 25, 2007, in connection with the Onex Acquisition, TCIMS entered into (a) a senior secured asset based lending (“ABL”) facility in an aggregate principal amount of $165.0 million, (b) a senior secured term loan credit facility in an aggregate principal amount of $165.0 million, and (c) a $20.0 million senior secured synthetic letter of credit facility. TCIMS initially borrowed $50.5 million under its senior secured ABL facility. TCIMS also issued $225.0 million of 9.75% senior subordinated notes.

In addition, TCIMS has the option to request up to $80.0 million in incremental facilities in the form of first lien term loans and $25.0 million in incremental commitments under the senior secured ABL facility. The lenders under the senior secured credit facilities have not committed to provide such incremental facilities.

In connection with that transaction, the Company repaid all amounts outstanding under the Predecessor Company’s Second Amended and Restated Credit Facility, which included $323.9 million of first lien term debt, $50.0 million of second lien term debt and $20.3 million of revolving bank borrowings under the facility.

Senior Secured Asset-Based Revolving Credit Facility

TCIMS is the primary obligor under a senior secured ABL facility which is available on a revolving basis and has a stated maturity of January 25, 2013. The maximum available commitments under the senior secured ABL facility are based on specified percentages of eligible accounts receivable and eligible inventory, subject to certain reserves, to be determined in accordance with the ABL loan agreement. The commitments under the senior secured ABL facility include sublimits for swingline loans and letters of credit, and they are initially comprised of $150.0 million of commitments under the LIFO Tranche and $15.0 million of commitments under the FILO Tranche. Subject to certain conditions, the commitments under both the FILO Tranche and the LIFO Tranche may be reduced or terminated at any time.

TCIMS is the primary obligor under a senior secured ABL facility, which is guaranteed by the Company’s other domestic subsidiaries and certain of its foreign subsidiaries. It is secured by a first priority interest in the accounts receivable and inventory of TCIMS and the subsidiaries that are guarantors and a second priority interest in substantially all other assets of such entities, subject to certain exceptions and permitted liens.

As of December 31, 2009, the eligible accounts receivable and inventory that comprise the collateral under the ABL facility supported a gross borrowing base of $128.3 million, $36.7 million less than the $165.0 million limit of the facility. At December 31, 2009, there were outstanding revolving borrowings of $4.0 million and no outstanding letters of credit outstanding against the facility leaving a net available balance of $124.3 million. The Company believes the ABL facility and other sources of liquidity are currently adequate to funds its operations, but is carefully monitoring the global economic environment and its impact on its customers’ procurement volumes, which could affect its liquidity.

The per annum interest rates with respect to loans made utilizing the LIFO Tranche commitments are, at the option of TCIMS, (1) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City, and (b) the federal funds effective rate plus 0.50%; in each case plus an applicable margin ranging between 0.25% and 0.75%, as determined based on average historical excess availability under the facility, or (2) the rate (as adjusted) determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars for one, two, three, six or, if available, nine or twelve months, as selected by us, plus an applicable margin ranging between 1.25% and 1.75%, as determined based on average historical excess availability under the facility. At December 31, 2009, the per annum rate of interest applicable to the $4.0 million outstanding under the LIFO Tranche was 3.75% consisting of the prime rate of 3.25% and an applicable margin of 0.5%.

The per annum interest rates with respect to loans utilizing the FILO Tranche commitments are, at the option of TCIMS, (1) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City, and (b) the federal funds effective rate plus 0.50%; plus an applicable margin of 1.50% or (2) the rate (as adjusted) determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars for one, two, three, six or, if available, nine or twelve months, as selected by TCIMS, plus an applicable margin of 2.50%. At December 31, 2009, there were no amounts outstanding under the FILO Tranche. Had there been amounts outstanding, the rate of interest applicable to those amounts would have been approximately 2.73%, consisting of the one month eurodollar deposit rate of 0.23% and an applicable margin of 2.5%.

TCIMS pays a per annum participation fee in respect of outstanding letters of credit issued under the senior secured ABL facility in an amount equal to the margin applicable to loans made utilizing the LIFO Tranche or the FILO Tranche, as applicable, as specified in the previous paragraphs. TCIMS also pays a fronting fee of 0.125% per annum with respect to each letter of credit.

TCIMS will also pay a commitment fee to each of the lenders under the senior secured ABL facility equal to 0.25% per annum on the unused portion of the commitments under the facility. In addition, TCIMS pays the agents and issuing banks customary administrative fees.

The senior secured ABL facility contains customary affirmative and negative covenants, including: (1) limitations on indebtedness; (2) limitations on liens and negative pledges; (3) limitations on investments, loans, advances and acquisitions; (4) limitations on Capital Expenditures; (5) limitations on dividends and other payments in respect of capital stock and payments or repayments of subordinated debt; (6) limitations on mergers, consolidations, liquidations and dissolutions; (7) limitations on sales of assets; (8) limitations on transactions with stockholders and affiliates; (9) limitations on sale and leaseback transactions; and (10) limitations on changes in lines of business. In addition, the senior secured ABL facility contains a consolidated fixed charge coverage covenant pursuant to which TCIMS’ fixed charge ratio is not permitted to be less than 1.0 to 1.0 during any period where excess availability under this facility is less than $15.0 million.

Term Loan Facility and Synthetic Letter of Credit Facility

The senior secured credit facilities also include a $165.0 million senior secured term loan credit facility and a $20.0 million senior secured synthetic letter of credit facility, under which $20 million was deposited by lenders to be used to collateralize and/or fund letters of credit under the senior secured term loan facility. At December 31, 2009, there were outstanding $13.3 million of outstanding letters of credit under the senior secured synthetic letter of credit facility.

The per annum interest rate with respect to borrowings under the senior secured term loan credit facility are, at the option of TCIMS, (1) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 0.50%; in each case plus an applicable margin of either 1.00% or 1.25% based on our total leverage, or (2) the rate (as adjusted) determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars for one, two, three, six or, if available, nine or twelve months, as selected by us, plus an applicable margin of either 2.00% or 2.25% based on our total leverage. TCIMS also pays a per annum participation fee in respect of amounts on deposit to backstop synthetic letters of credit in an amount equal to the margin applicable to term loans bearing interest as specified in the preceding subclause (2), plus 0.10% . TCIMS also pays a fronting fee of 0.125% per annum with respect to each letter of credit.

At December 31, 2009, the rate of interest applicable to amounts then outstanding under the senior secured term loan credit facility was 2.5% consisting of the three month Eurodollar deposit rate of 0.25 % and an applicable margin of 2.25%.

The senior secured term loan credit facility provides for amortization payments to become due in quarterly installments of $412,500 on the last day of each March, June, September, and December, through December 31, 2013. On January 25, 2014, the senior secured term loan credit facility will mature, and all amounts outstanding thereunder shall be due in full.

The senior secured term loan credit facility contains affirmative and negative covenants, including limitations on dividends and other payments in respect of capital stock, but does not have any financial maintenance covenants. TCIMS is the primary obligor under the senior secured term loan credit facility and the senior secured synthetic letter of credit facility are guaranteed by the Company and its subsidiaries that guarantee the senior secured ABL facility. The obligations are secured by a first priority interest in assets (other than accounts receivable and inventory) of TCIMS and the Company’s subsidiaries that are guarantors and a second priority interest in the accounts receivable and inventory of such entities, subject to certain exceptions and permitted liens.

Senior Subordinated Notes

The senior subordinated notes are an unsecured obligation of TCIMS and are guaranteed by the Company and certain of its subsidiaries. The senior subordinated notes and the related guarantees are subordinated in right of payment to all existing and future senior indebtedness of TCIMS and the guarantors, but senior in right of payment to any future subordinated obligations. Interest on the notes accrues at the rate of

9.75% per annum and is payable semiannually in arrears on February 1 and August 1, and interest payments commenced on August 1, 2007. TCIMS will make each interest payment to the Holders of record of these senior subordinated notes on the immediately preceding January 15 and July 15. The senior subordinated notes mature on February 1, 2015.

The indenture governing the senior subordinated notes contains customary affirmative and negative covenants, including, but not limited to, those restricting the ability of TCIMS and its restricted subsidiaries to: (1) incur additional indebtedness; (2) declare or pay dividends or make other distributions, or repurchase or redeem capital stock or other equity interests; (3) make investments; (4) sell certain assets, including equity interests of restricted subsidiaries; (5) enter into agreements restricting their ability to pay dividends; (6) consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; (7) enter into transactions with affiliates; and (8) incur liens.

TCIMS may redeem the senior subordinated notes at its option, in whole or in part, at any time on or after February 1, 2011 at the following redemption prices, plus accrued and unpaid interest to the redemption date: (1) 104.875% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs during the period commencing February 1, 2011 and ending January 31, 2012; (2) 102.438% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs during the period commencing February 1, 2012 and ending January 31, 2013; and (3) 100% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs on or after February 1, 2013. At any time prior to February 1, 2011, TCIMS may redeem all, but not less than all, of the senior subordinated notes at a redemption price equal to 100% of the principal amount of the senior subordinated notes, plus a make-whole premium, together with accrued and unpaid interest to the redemption date.

In April 2009, the Company repurchased senior subordinated notes with a face amount of $2.0 million at a unit price of $21.50 which resulted in a pre-tax gain of $1.5 million.

Series 2008 Promissory Notes

The series 2008 promissory notes are an unsecured obligation of the Company which are subordinated in right of payment to all existing and future senior indebtedness of the Company. The series 2008 promissory notes mature on November 26, 2020. Interest on the notes accrued at the rate of 15.0% per annum through November 26, 2009 and 17.5% per annum for the period from November 27, 2009 through November 26, 2010 and at 20.0% thereafter. Through November 26, 2013, at the Company’s option, interest may be paid in cash or may be paid-in-kind. If interest is not paid in cash, the accrued interest will be considered paid-in-kind and compounded into the balance of the series 2008 promissory notes on November 26th of each year. Beginning on November 26, 2014, accrued interest must be paid in full annually.

During 2009, $6.6 million was paid-in-kind and added to the balance of the series 2008 promissory notes. The table below summarized the activity and balances of the series 2008 promissory notes and the related accrued interest during 2009 and 2008 (in thousands):

	2009		2008
	2008 Notes principal	2008 Notes accrued interest	2008 Notes principal	2008 Notes accrued interest
Beginning balance	$13,080	$166	$—	$—
Series 2008 promissory notes issued	38,732		13,080	—
Interest Expense	—	7,475	—	166
Interest paid-in-kind	6,611	(6,611)	—	—
Repayment of principal and interest	(500)	(58)	—	—

Ending balance	$57,923	$972	$13,080	$166

The Company is the issuer of the series 2008 promissory notes and they are reported as indebtedness to related parties on our consolidated balance sheets.

Holdco’s only asset is its investment in TCIMS, and it has no independent operations. TCIMS also has no independent assets or operations. All of its activities are conducted through its wholly owned operating subsidiary, Tube City IMS, LLC. There are no restrictions on the ability of Tube City IMS, LLC to loan or dividend money to Tube City IMS Corporation, and there are no restrictions on the ability of the subsidiaries of Tube City IMS, LLC to dividend and loan money to it. However, the senior secured term loan, the ABL facility and the senior subordinated notes’ indenture limit the ability of TCIMS to pay dividends to the Company.

Capital Leases

From time to time, the Company enters into lease arrangements with unrelated parties to finance the acquisition of equipment used on its job sites. Determinations of whether each arrangement should be treated as a capital or operating lease are made by applying the rules of ASC Topic 840 on accounting for leases.

The following table sets forth the future minimum lease payments as of December 31, 2009, for all capital lease obligations (in thousands):

2010	$1,260
2011	649
2012	345
2013	134
2014	6

Total minimum lease payments	2,394
Amount representing interest	(149)

Present value of net minimum lease payments	2,245
Current maturities	(1,165)

Long-term capital lease obligation	$1,080

No new capital leases were entered into during 2009 and 2008.

At December 31, 2009, principal on the Company’s long-term debt and capital leases is as follows: 2010—$3.9 million, 2011—$2.5 million, 2012—$ 2.1 million, 2013—$1.9 million, 2014—$153.9 million and $280.9 million thereafter.

Note 14—(Recovery of) Provision for Bad Debts

In September 2008, the Company recorded a $12.4 million provision for bad debt related to a cargo of raw material that was sold to a customer overseas. The Company recorded revenue of $18.3 million related to the cargo when the material was fully loaded onto the customer’s vessel and title and the risk of loss passed to the customer. The customer failed to make payment as scheduled in October 2008. The Company, after pursuing several legal and commercial avenues to obtain payment for the cargo, entered into a new agreement with its original customer pursuant to which it received an initial payment of $9.5 million in November 2008 and received a commitment from its customer for additional payments of $2.7 million by May 31, 2009 and $4.1 million by December 31, 2009.

In 2008, the Company reduced the provision for bad debt to $8.8 million related to the transaction, which is the difference between the original sales value of the cargo of $18.3 million and the cash payment received to date of $9.5 million. At December 31, 2008, the additional $6.8 million promised by the Company’s customer was included in the Company’s gross trade receivables but is completely offset by an allowance for doubtful accounts, as the Company had significant concerns over its ability to collect those amounts when due. The remaining $2.0 million of receivable which was fully reserved as of December 31, 2008 was written off as uncollectible as the new agreement provided for a total of $16.3 million of payments versus the original sale value of $18.3 million. The Company’s customer made the payments as scheduled in 2009, and the payments resulted in a recovery of bad debt of $6.8 million.

Note 15—Derivative Financial Instruments

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk and foreign currency risk. The Accounting for Derivative Instruments and Hedging Activities Topic of FASB ASC required all companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

Interest Rate Risk

The term loan facility of TCIMS requires that it enter into an interest rate protection agreement with the resulting effect that at least 50% of its outstanding debt is effectively subject to a fixed or maximum interest rate. Because the senior subordinated notes of TCIMS carry a fixed rate, the Company is not required to enter into any additional agreements to comply with that requirement. However, as part of its overall risk management strategy, the Company attempts to reduce the volatility in cash interest payments associated with variable rate term debt. The Company has entered into interest rate swap agreements swapping its variable rate interest payment for fixed payments to reduce the volatility of cash requirements associated with its variable rate debt. In accordance with the Accounting for Derivative Instruments and Hedging Activities Topic of FASB ASC, the Company designated its interest rate swaps as cash flow hedges of variable interest payments.

The effective portion of the gain or loss on the interest rate swaps is reported as a component of other comprehensive income and reclassified into earnings in the same period in which the hedged transaction, the incurrence of variable rate interest, occurs. The variable rates and reset dates of the interest rates swap agreements mirror the terms of the associated term debt. Accordingly, the Company expects the hedges to be highly effective in mitigating the underlying risk as long as the principal amount of outstanding term debt exceeds the notional amount of the swap agreements. The Company has hedged a total notional amount of $120.0 million through March 31, 2010 and a total notional amount of $80.0 million from April 1, 2010 to March 31, 2012.

As of December 31, 2009, the Company had the following outstanding interest rate swaps that were entered into to hedge variable interest payments (notional amounts in thousands):

	Notional Amount	Fixed Rate	Index Rate	Expiration Date
Interest Rate Swap 1	$37,500	5.029%	3 month LIBOR	March 31, 2010
Interest Rate Swap 2	37,500	5.029%	3 month LIBOR	March 31, 2010
Interest Rate Swap 3	45,000	4.013%	3 month LIBOR	March 31, 2010

Total/average	$120,000	4.648%

During 2009, the Company, to continue to hedge variable interest payments, entered into the following interest swaps that become effective as the existing three swaps expire (notional amounts in thousands):

	Notional Amount	Fixed Rate	Index Rate	Effective Date	Expiration Date
Interest Rate Swap 4	$40,000	2.1675%	1 month LIBOR	April 1, 2010	March 31, 2012
Interest Rate Swap 5	40,000	2.3375%	1 month LIBOR	April 1, 2010	March 31, 2012

Total/average	$80,000	2.2525%

The Company recognized the following fair value liabilities in its consolidated balance sheets related to its interest rate swap agreements designated as cash flow hedging instruments (in thousands):

Derivatives designated as hedging instruments under the Accounting for Derivative Instruments and Hedging Activities Topic of FASB ASC	Derivatives
	Balance Sheet Location	Fair Value
		December 31, 2009	December 31, 2008
Interest rate swaps	Other noncurrent liabilities	$2,262	$4,795

The existing interest rate swaps settle on a quarterly basis, and the Company records interest expense for cash payments it made or owed to its counterparties or records a reduction of interest expense for amounts it receives from or is owed by its counterparties.

The Company recognized the following amounts related to its derivatives (in thousands):

Derivatives designated as Cash Flow Hedges	Amount of gain (loss) recognized in OCI on derivative instruments				Location of loss reclassified from accumulated OCI into income (expense)	Amount of gain (loss) reclassified from accumulated OCI into income (expense)
	Successor Company			Predecessor Company		Successor Company			Predecessor Company
	Year ended December 31, 2009	Year ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007		Year ended December 31, 2009	Year ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Interest rate swaps	$(1,328)	$(2,426)	$(1,475)	$—	Interest Expense	$(2,887)	$(1,131)	$154	$62
					Other Income	—	—	—	374

					Total	$(2,887)	$(1,131)	$154	$436

The amount of gain (loss) recognized in OCI on derivatives is net of deferred tax benefits of $0.8 million, $1.5 million and $0.9 million for the years ended December 31, 2009 and 2008 and the period from January 26, 2007 to December 31, 2007, respectively.

For the year ending December 31, 2010, the Company will make payments or receive proceeds at the end of each reset period under its swap agreements based on the underlying interest rates at the beginning of the period relative to the fixed rates of the swap agreements. Based on anticipated rates, the Company expects that it will reverse a $1.4 million loss out of OCI, net of tax 0.8 million, and record $2.2 million in interest expense related to the swap agreements.

During the period from January 1, 2007 to January 25, 2007, immediately prior to the closing of the Onex Acquisition, which resulted in the extinguishment of the then outstanding variable rate term debt, the Predecessor Company reclassified $0.4 million, net of tax of $0.3 million of accumulated other comprehensive income related to swap agreements that had been terminated in 2006. The Company recorded a reduction of interest income of $0.1 million for the period and recognized a gain in Other Income of $0.6.

The volume of the Company’s derivative activity is limited. The Company will, from time to time, evaluate its future exposure to variable interest payments and may enter into additional interest rate swap agreements based on its evaluation of that exposure. However, such evaluation is made at infrequent intervals.

The Company is also continuing to increase its international raw materials procurement activities and may encounter transactions where the related purchase and sale of materials are in different currencies. In those cases, the Company will evaluate its exposure and may enter into additional foreign currency forward agreements to protect its margin on those transactions. The Company will also continue to monitor other risks, including risks related to commodity pricing and, in the future, may use derivative instruments to mitigate those risks as well.

Effective January 1, 2008, the Company adopted the Fair Value Measurements Topic of FASB ASC. This Fair Value Measurements Topic of FASB ASC requires disclosures about assets and liabilities measured at fair value on a recurring basis. The only such asset or liabilities of the Company that are measured at fair value on a recurring basis are the swap agreements which are measured using significant observable inputs. The Company measures the fair value of its swap agreements using published forward interest rates and discounting the expected cash flows based on that rate and the discount rate used may vary based on the relative credit risk of the Company or its counterparty. The adoption of the Fair Value Measurements Topic of FASB ASC changed the way in which the Company measures the fair value of its swap agreements. The following table summarizes the fair value measurements for liabilities by major category (in thousands):

December 31,	Derivative values	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
2009	$2,262	$—	$2,262	$—

Note 16—Redeemable Preferred Stock and Stockholders’ Deficit

On January 25, 2007 in connection with the Onex Acquisition, the Company sold 19,850 shares of common and class A preferred stock to Onex for $198.5 million in cash which was used to effect the Onex Acquisition and provide additional working capital. The Company also issued 1,970 shares of common and preferred stock to its managers and directors in exchange for (i) $0.1 million in cash, (ii) 84,204 shares of TCIMS with a value of $18.6 million and (iii) satisfaction $1.0 million of liabilities arising from the termination of the Predecessor Company’s stock option plan. On February 28, 2007 the Company sold an additional 63 shares of common and class A preferred stock to its employees and certain other individuals for cash proceeds in the amount of $0.6 million.

Class A Preferred Stock—The Company has 25,000 shares of authorized class A preferred stock with a par value of $0.001. At December 31, 2009 and 2008, there were 21,883 shares of class A preferred stock Outstanding. The preferred class A stock has an initial liquidation preference of $9,900 per share and carries an 8% accumulating, compounding dividend. Approximately 91% of our class A preferred stock is held by Onex, the Company’s controlling shareholder. Through its controlling interest in the Company’s common stock, Onex could initiate a call of the preferred shares for the total liquidation value. The total liquidation value includes accumulated and unpaid dividends. The Company recorded $21.1 million, $19.5 million and $16.8 million of accumulated dividends during 2009, 2008 and for the period from January 26, 2007 to December 31, 2007. The accumulated dividends were recorded as an increase to the liquidation value of the redeemable preferred stock and a decrease to capital in excess of par value to the extent available and then as an increase in accumulated deficit.

The class A preferred stock will automatically convert into common stock upon a sale of common stock in an underwritten public offering registered under the Securities Act or a transaction that results in the change of control of the Company. The number of shares into which the class A preferred stock will convert will be based on the value of the common shares in the underlying transaction relative to the liquidation value of the class A preferred stock.

Common Stock—The Company has 50,000 shares of common stock authorized with a par value of $0.001 per share. At December 31, 2009, there were 23,837 outstanding shares of which 1,954 were issued under the Company’s restricted stock plan with 1,183 of those shares vested and 771 unvested. At December 31, 2008, there were 24,031 outstanding common shares of which 2,148 were issued under the restricted stock plan with 861 of those shares vested and 1,287 unvested.

The ability of TCIMS to pay dividends is limited by its senior secured ABL its senior secured term loans and senior notes indenture covenants. Those covenants include limits on TCIMS’s ability to make payments, via dividends or other means, to TMS.

Note 17—Stock-Based Compensation

Effective February 28, 2007, the Company established its restricted stock plan and granted 2,156 shares of restricted stock of to employees of the Company. The table shows the grants, vesting and forfeitures of restricted stock since the inception of the plan:

	January 26, 2007 to December 31, 2007		Year ended December 31, 2008			Year ended December 31, 2009		Balance as of December 31, 2009
	Granted	Vested	Vested	Forfeited		Vested	Forfeited
Unvested restricted shares	2,156	(539)	(322)		(8)	(322)	(194)	771
Vested restricted shares		539	322			322		1,183

The remaining unvested shares will vest in three equal installments on the anniversary date of the original grant for the next three years.

The Company estimated the restricted shares had a fair value of $100 per share on the grant date based on the amount paid for the Company’s common stock during the Onex Acquisition. The Company recognized $0.1 million of compensation during the period from the grant date to December 31, 2007, related to the plan. The Company expects to recognize a total of $0.1 million of compensation expense ratably between December 31, 2009 and February 28, 2012.

At December 31, 2006, there were 99,850 options outstanding under the Tube City IMS Stock Option Plan (“Stock Option Plan”) of the Predecessor Company. Of the outstanding options, 77,400 were not exercisable and 22,450 were exercisable. During the period from January 1, 2007 to January 25, 2007, no options were forfeited; and none of the options were scheduled to vest. However, in connection with and as a condition of the Onex Acquisition, the Predecessor Company’s board of directors, immediately prior to the Onex Acquisition, caused all then outstanding options to vest and then cancelled the awards in exchange for $171 per option of consideration in the Onex Acquisition which was paid to option holders in a combination of cash and shares of TMS. in connection with the Onex Acquisition.

The action taken by the Predecessor Company changed the nature of the option grant from an equity award to an award that was to be paid in cash or other consideration. Accordingly, the Predecessor Company recorded a charge of $16.3 million included in compensation and other expenses associated with business combination in the period from January 1, 2007 to January 25, 2007. The Predecessor Company had previously recorded $0.8 million in stock based compensation expense and credited additional paid-in capital. When the nature of the award was changed, the amounts previously credited to additional paid-in capital were reversed and a liability recorded so that the total liability associated with outstanding options was $17.1 million at January 25, 2007.

Note 18—Earnings per Share

The calculation of basic earnings per share for each period is based on the weighted-average number of common shares outstanding during the period. All shares issued under the Company’s restricted stock plan are considered outstanding regardless of whether or not vested. Shares forfeited under the plan reduce the outstanding share total. Diluted net income per share is calculated using the weighted-average number of common shares plus potential common shares outstanding during the period, but only to the extent that such potential common shares are dilutive. The Company’s class A preferred stock, including the accumulated dividend thereon, is automatically converted into common stock upon a sale of common shares in an underwritten public offering or a change of control transaction. The number of common shares that would result from that conversion is based upon the price of the shares in an initial public offering which cannot be known until the time of such offering. However, any such conversion would have had an anti-dilutive effect for the periods presented due to the net losses of the Company and therefore is not considered in the diluted earnings per share calculations. Similarly, the Predecessor Company’s stock option plan discussed in Note 17 was deemed not to have a dilutive effect as the Company incurred a net loss for the period from January 1, 2007 to January 25, 2007.

Note 19—Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments. The Company’s obligations under its senior secured ABL facility, its senior secured term loan credit facility and capital expenditure loans all have variable interest rates and in management’s opinion, the carrying value approximates fair value at the balance sheet dates. The fair value of the Company’s senior subordinated notes is based on quoted market prices. The fair value of the Company’s series 2008 promissory notes has been estimated based on expected future cash flows relative to current interest rates and yields. The fair value of the Company’s capital equipment leases has been estimated based on future expected cash flows relative to current interest rates.

The fair value compared to the carrying value is summarized as follows (in thousands):

	December 31, 2009	December 31, 2008
Carrying value of financial instruments in:
Long-term debt (includes current portion)
Senior secured term loan	$160,463	$162,113
Senior subordinated notes	223,000	225,000
Series 2008 promissory notes	57,923	13,080
Capital equipment leases and installment notes	3,782	3,356

Total long-term debt	$445,168	$403,549

Other noncurrent liabilities
Interest rate swaps	$2,262	$4,795

Fair value:
Long-term debt (includes current portion)
Senior secured term loan	$160,463	$162,113
Senior subordinated notes	212,965	83,250
Series 2008 promissory notes	81,012	13,080
Capital equipment leases and installment notes	3,782	3,329

Total long-term debt	$458,222	$261,772

Other noncurrent liabilities
Interest rate swaps	$2,262	$4,795

Note 20—Operating Segments

The Company has two reportable operating segments in addition to its administrative group. In August 2008, the Company changed the name of its operating segments. The former “IMS Division” operating segment was renamed the “Mill Services Group,” and the former “Tube City Division” operating segment was renamed the “Raw Material and Optimization Group.” Our Mill Services Group provides metal recovery, slag processing, scrap handling, surface conditioning and other specialized services to steel mills on the mills’ sites. The Raw Material and Optimization Group provides scrap management, scrap steel outsource purchasing and raw materials optimization services to integrated steel mills, mini mills, and foundries.

In 2009, the Company moved certain operational and administrative departments and locations among the reported segments, including moving its pre-production material handling operations from the Raw Material and Optimization Group to the Mill Services Group. In order to reflect the changes made and to maintain comparability of segment information, the amounts for revenue, Adjusted EBITDA and Depreciation and Amortization have been restated for all comparable periods presented. As a result of this change, for the year ended December 31, 2008, Adjusted EBITDA for the Mill Services Group increased $28.1 million, Raw Material and Optimization Group decreased $23.5 million and Administrative decreased $4.6 million. For the period January 26, 2007 to December 31, 2007, Adjusted EBITDA for the Mill Services Group increased $21.3 million, Raw Material and Optimization Group decreased $16.2 million and Administrative decreased $5.1 million. For the period January 1, 2007 to January 25, 2007, Adjusted EBITDA for the Mill Services Group increased $1.5 million, Raw Material and Optimization Group decreased $1.0 million and Administrative decreased $0.5 million.

Information by reportable segment is as follows (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Revenue
Mill Services Group	$377,824	$530,691	$424,326	$25,149
Raw Material and Optimization Group	920,515	2,452,222	1,150,561	70,012

	$1,298,339	$2,982,913	$1,574,887	$95,161

Earnings before interest, taxes, Depreciation and Amortization
Mill Services Group	$78,097	$93,454	$90,283	$2,255
Raw Material and Optimization Group	31,655	42,340	30,913	731
Administrative (1)	(25,988)	(32,616)	(29,438)	(20,380)

	$83,764	$103,178	$91,758	$(17,394)

Depreciation and Amortization
Mill Services Group	$61,037	$64,143	$60,063	$3,494
Raw Material and Optimization Group	515	525	542	24
Administrative	8,208	8,412	9,779	276

	$69,760	$73,080	$70,384	$3,794

	December 31, 2009	December 31, 2008
Total Assets
Mill Services Group	$527,300	$576,741
Raw Material and Optimization Group	242,556	247,521
Administrative (2)	54,533	32,603

	$824,389	$856,865

Goodwill
Mill Services Group	$162,921	$214,077
Raw Material and Optimization Group	79,748	79,548

	$242,669	$293,625

(1)	Administrative costs include the following items that the Company does not allocate to other reportable segments because they are not considered by the Company to be directly related to the ongoing business activities of its other reportable segments. Administrative costs consist of the following (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Compensation provided as a result of business combinations	$—	$—	$—	$(18,631)
Other Income	—	—	—	613
IU related charges	—	—	—	(1,186)
Support costs	(25,988)	(32,616)	(29,438)	(1,176)

Total administrative costs	$(25,988)	$(32,616)	$(29,438)	$(20,380)

(2)	Administrative assets consist principally of the following: in 2009 and 2008—cash, prepaid expenses, deferred financing costs, cash surrender value of officer life insurance and the Glassport, PA administrative office building, furniture and fixtures.

	Successor Company			Predecessor Company
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Capital Expenditures
Mill Services Group	$36,569	$60,703	$49,867	$2,689
Raw Material and Optimization Group	—	32	15	—
Administrative	1,066	2,117	1,994	49

	$37,635	$62,852	$51,876	$2,738

Total Revenue by geographic region is as follows (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Total Revenue
Domestic	$995,655	$2,381,366	$1,538,960	$93,684
Canada	16,236	31,740	11,889	501
Europe	183,730	471,500	24,038	976
Central & South America	13,100	4,257	—	—
Asia	89,618	94,050	—	—

	$1,298,339	$2,982,913	$1,574,887	$95,161

Percentage of Total Revenue contributed by each class of service:

	Successor Company			Predecessor Company
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Mill Services Group	29.1%	17.8%	26.9%	26.4%
Raw Material and Optimization Group	70.9%	82.2%	73.1%	73.6%

	100.0%	100.0%	100.0%	100.0%

The Company recorded $2.4 million, $7.8 million, $5.8 million and $0.3 million of intersegment revenue from the Mill Services Group to the Raw Material and Optimization Group for the years ended December 31, 2009 and December 31, 2008, the period from January 26, 2007 to December 31, 2007 and the period from January 1, 2007 to January 25, 2007, respectively. These sales were recorded at a transfer price that approximated the mid-point between cost and market. Those sales have been eliminated in the revenues reported by segment.

Total Revenue by type of services provided is as follows (in millions):

	Successor Company			Predecessor Company
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Mill Services Group
Slag processing, Metal Recovery and Sales	$205.5	$261.7	$221.1	$13.6
Scrap Management and Scrap Preparation	102.0	190.6	124.7	7.4
Semi-finished and Finished Material handling/Product handling	45.4	46.8	48.5	2.2
Surface Conditioning	14.6	20.8	21.8	1.4
Others	10.3	10.8	8.2	0.5

	$377.8	$530.7	$424.3	$25.1

Raw Material and Optimization Group
Raw Materials Procurement	$913.1	$2,438.6	$1,144.6	$66.8
Raw Materials Optimization	7.4	13.6	6.0	3.2

	$920.5	$2,452.2	$1,150.6	$70.0

Revenue from each of two customers exceeded 10% of Total Revenue for at least one of the periods presented. Revenue by segment from those customers is as follows (in thousands):

	Customer 1	Customer 2	Aggregate Percentage of Total Revenue
Year Ended December 31, 2009
Mill Services Group	$139,066	$—	10.7%
Raw Material and Optimization Group	187,076	—	14.4%
Year Ended December 31, 2008
Mill Services Group	212,813	24,797	8.0%
Raw Material and Optimization Group	436,370	482,668	30.8%
January 26, 2007 to December 31, 2007
Mill Services Group	151,788	33,423	11.8%
Raw Material and Optimization Group	272,683	124,435	25.2%
January 1, 2007 to January 25, 2007
Mill Services Group	8,658	2,835	12.1%
Raw Material and Optimization Group	22,804	9,937	34.4%

Reconciliation of earnings before interest, taxes, Depreciation and Amortization to income before taxes is as follows (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Earnings before interest, taxes, depreciation and amortization	$83,764	$103,178	$91,758	$(17,394)
Less:
Interest Expense	(44,825)	(38,079)	(38,211)	(2,483)
Depreciation	(57,567)	(61,108)	(59,177)	(3,287)
Amortization	(12,193)	(11,972)	(11,207)	(507)
Goodwill Impairment	(55,000)	—	—	—
Gain on early extinguishment of debt	1,505	—	—	—
Disposition of cumulative translation adjustment	(1,560)	—	—	—

Loss before income taxes	$(85,876)	$(7,981)	$(16,837)	$(23,671)

Long-lived assets located outside the United States amounted to approximately 18.0% and 13.5% of total long-lived assets at December 31, 2009 and December 31, 2008.

Note 21—Significant Customers and Concentration of Credit Risk

The Company grants credit to its customers, which are principally engaged in the manufacture and processing of ferrous and nonferrous metal products. In 2009, one customer of the Company exceeded 10% of Total Revenue. In 2008, and for the periods from January 26, 2007 to December 31, 2007 and January 1, 2007 to January 25, 2007, each of two customers exceeded 10% of Total Revenue. Revenue and percentage of gross revenue from those customers is as follows (in millions):

	Customer 1		Customer 2
		Percentage of Consolidated Gross Revenue		Percentage of Consolidated Gross Revenue
Year ended December 31, 2009	$326.1	25.1%	$—	—
Year ended December 31, 2008	649.2	21.8%	507.5	17.0%
Period from January 26, 2007 to December 31, 2007	424.5	27.0%	157.9	10.0%
Period from January 1, 2007 to January 25, 2007	31.5	33.1%	12.8	13.4%

At December 31, 2009, Customer 1 from the table above accounted for $50.5 million of the Company’s receivables. The Company reviews customers’ credit lines periodically and will, from time to time, require collateral in the form of deposits, accounts receivable puts, letters of credit, or credit insurance arrangements based on its assessment of individual customer’s credit worthiness.

The Company conducts business primarily in the United States. It also has customers in Canada and Asia and services mills in France, Belgium, Slovakia, Serbia, United Kingdom, Mexico and Trinidad & Tobago.

Note 22—Retirement Plans

The Company has several non-contributory defined benefit pension plans covering certain salaried and hourly employees. The plans provide pension benefits that are based on varying levels of service and compensation. Assets of the plans are principally common stocks, fixed income securities and cash equivalents. The Company’s contributions are based on funding standards established by the Employee Retirement Income Security Act (ERISA) of 1974.

In 2008, the Company adopted the measurement date provisions of ASC Topic 715 for plan assets and benefit obligations, which require that plan assets and benefit obligations be measured as of December 31, the date of the Company’s year end consolidated balance sheet. Previously, assets and liabilities of the Company’s U.S. plans had been measured as of October 31. Under the transition method adopted, the Company received a valuation that provided a net periodic benefit costs for the period from October 1, 2007 to December 31, 2007. The net periodic benefit cost for that period was recorded as a transition adjustment to accumulated deficit as of January 1, 2008. The Company received a valuation as of January 1, 2008 and recorded the net actuarial gain for a transition adjustment increasing accumulated other comprehensive income, by $0.4 million net of tax of $0.3 million.

Information on the Company’s defined benefit plans are as follows (in thousands):

United States Plans:

	December 31, 2009	December 31, 2008
Change in benefit obligations:
Benefit obligations at beginning of period	$18,657	$19,080
Service cost	—	15
Interest cost	1,106	1,113
Net actuarial losses	1,089	74
Benefits paid	(1,586)	(1,625)

Benefit obligations at end of period	$19,266	$18,657

Change in plan assets:
Fair value of plan assets at beginning of year	$11,917	$15,353
Actual return on assets	1,714	(3,924)
Employer contributions	2,096	2,258
Benefits paid	(1,586)	(1,625)
Plan expenses	(103)	(145)

Fair value of plan assets at end of year	$14,038	$11,917

Net accrued pension cost	$(5,228)	$(6,740)

Canadian Plans:

	December 31, 2009	December 31, 2008
Change in benefit obligations:
Benefit obligations at beginning of period	$2,160	$3,439
Service cost	92	122
Interest cost	186	181
Net actuarial (gains) losses	237	(889)
Benefits paid	(48)	(68)
Plan changes	47	42
Translation adjustment	401	(667)

Benefit obligations at end of period	$3,075	$2,160

Change in plan assets:
Fair value of plan assets at beginning of year	$2,118	$2,936
Actual return on assets	452	(469)
Employer contributions	288	292
Benefits paid	(48)	(68)
Translation adjustment	395	(573)

Fair value of plan assets at end of year	$3,205	$2,118

Net accrued pension cost	$130	$(42)

The accumulated other comprehensive income balances at the dates indicated include the following amounts (in thousands) related to the Company’s defined benefit pension plans:

United States Plans:

	December 31, 2009	December 31, 2008
Net actuarial (loss)	$(6,258)	$(5,306)

Canadian Plans:

	December 31, 2008	December 31, 2008
Net actuarial gain	$353	$296
Prior service cost	(79)	(40)

	$274	$256

For the years ended December 31, 2009 and 2008, the Company charged $0.8 million and $5.3 million, respectively, of net actuarial losses to other comprehensive loss before any tax effect. For the period from January 1, 2007 to January 25, 2007, the Company charged $0.4 million of net actuarial gains to other comprehensive income before any tax effect.

Accumulated benefit obligations for all plans at December 31, 2009 and December 31, 2008 were $22.2 million and $20.7 million, respectively. Except for one Canadian plan, the formulas used to determine the benefits under the Company’s defined benefit plans are not predicated on future salaries of the participants. Accordingly, for those plans, the projected benefit obligations are equal to the accumulated benefit obligations. For the one Canadian plan where the benefit formula depends on the future salaries of plan participants, the effect of projected future salary increases was $0.1 million as of December 31, 2009 and December 31, 2008.

Amounts recognized in the balance sheet at the following dates consist of (in thousands):

United States Plans:

	December 31, 2009	December 31, 2008
Other non-current liabilities	$(5,228)	$(6,740)

Canadian Plans:

	December 31, 2009	December 31, 2008
Other non-current assets	$130	$—
Other non-current liabilities	$—	$(42)

The benefit obligations of each of the Company’s U.S. defined benefit plans exceeded each plan’s assets at December 31, 2009 and December 31, 2008. The benefit obligations for each of the Company’s Canadian defined benefit plans were less than the plan assets at December 31, 2009, but exceeded the plan’s assets at December 31, 2008.

Net periodic pension cost (income) for defined benefit plans includes the following (in thousands):

United States Plans:

	Successor Company			Predecessor Company
	Year ended December 31, 2009	Year ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Service cost	$—	$15	$31	$9
Interest cost	1,106	1,113	892	290
Expected return on plan assets	(1,476)	(1,414)	(975)	(323)
Net amortization and deferral	1	—	—	—

Net periodic pension (income)	$(369)	$(286)	$(52)	$(24)

Canadian Plans:

	Successor Company			Predecessor Company
	Year ended December 31, 2009	Year ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Service cost	$92	$122	$111	$10
Interest cost	186	181	152	13
Expected return on plan assets	(150)	(175)	(147)	(12)
Net amortization and deferral	1	2	—	1

Net periodic pension cost	$129	$130	$116	$12

The Company’s retirement plans committee is responsible for the plans’ investment policy and strategy. The plan’s investment policy and strategy is to provide for growth of capital with a moderate level of risk by investing assets according to pre-determined asset allocations. The retirement plans committee has issued asset diversification guidelines to the third-party managers of plan assets. Such guidelines include a range of acceptable allocations as follows:

Asset Class	Low	Target	High
Equity securities	25%	40%	55%
Debt securities	35%	50%	65%
Short-term investments	0%	10%	20%

Eligible investments can include certain derivative instruments, including, but not limited to, futures contracts, options, forwards, interest rate swaps, floors and caps. Such investments, however, may be used only for risk management purposes and may not be used for speculative purposes.

On December 31, 2009, the U.S. Plans’ assets were comprised of the following (in thousands):

Asset Category	Total	Fair Value Measurements at December 31, 2009
		Quoted Price in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash & other short term	$1,764	$1,764	$—	$—
Exchange traded equity funds
U.S. large-cap	4,477	4,477	—	—
U.S. small-cap	399	399	—	—
International	1,265	1,265	—	—
Emerging markets	336	336	—	—
Bond fund	730	730	—	—
Bonds and Notes	5,007	5,007	—	—
Other types of investments	60	—	—	60

Total	$14,038	$13,978	$—	$60

The plans’ investments include investments in mutual and exchange traded funds for which there is active trading in known exchanges and quoted prices for each fund in which the plan is invested. Investments also include investments in bonds and notes of both corporate and government agency issue which are also actively traded in known exchanges. Accordingly, these funds are included in Level 1.

On December 31, 2009, the Canadian Plans’ assets were comprised of the following (in thousands):

Asset Category	Total	Fair Value Measurements at December 31, 2009
		Quoted Price in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Balanced Growth Fund	$3,205	$3,205	$—	$—

The Canadian plans are invested in a single balanced fund that is actively quoted, bought and sold daily in known exchanges. The fund is for institutional rather than individual investors, but is open to new institutional investors. As of December 31, 2009, the funds underlying investments were in Canadian equities (29%), U.S. equities (16%), other international equities (16%) notes and bonds (36%) and cash and other short term (3%).

The key assumptions used in accounting for the Company’s defined benefit plans were:

	Successor Company			Predecessor Company
	Year ended December 31, 2009	Year ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Discount rate to determine actuarial value of projected benefit for:
United States Plans	5.75%	6.00%	6.00%	6.00%
Canadian Plans	7.00%	7.50%	5.50%	5.20%
Expected annual long-term rate of return on plan assets:
United States Plans	8.50%	8.50%	8.50%	8.50%
Canadian Plans	6.25%	6.25%	6.25%	6.25%
Expected rate of increase in compensation:
Canadian Plans	4.00%	4.00%	4.00%	4.00%

The expected long-term rate of return for the plans’ assets is based upon the expected return for each of the asset categories noted above. Expected long-term returns for equity securities are approximately 10%—11%, returns on fixed income and short-term investments are expected to average 4%—6% over the long-term.

Estimated contributions to be made in 2010 are $0.8 million, which consist primarily of minimum contributions required by ERISA regulations and Canadian government agencies. Estimated benefit payments over the next five years are: 2010—$0.9 million, 2011—$1.0 million, 2012—$1.3 million, 2013—$1.0 million and 2014—$1.9 million. Aggregate benefit payments for the five years from 2015 through 2019 are estimated at $8.8 million.

The Company also sponsors several defined contribution retirement plans for which contributions and costs are based on percentages of defined earnings of participating employees. During the last 9 1 /2 months of 2009, the Company suspended its contributions to its defined contribution plan for salaried employees. Costs for these plans amounted to approximately $1.2 million and $2.7 million for the years ended December 31, 2009 and 2008, respectively, $1.7 million for the period from January 26, 2007 to December 31, 2007, and $0.1 million for the period from January 1, 2007 to January 25, 2007.

In addition, for the benefit of certain unionized employees, the Company participates in defined benefit multiemployer pension plans, for which reliable information concerning the Company’s share of related estimated plan benefits and assets are not available. Costs for multiemployer pension plans amounted to $4.1 million and $5.3 million in 2009 and 2008, respectively, $4.9 million for the period from January 26, 2007 to December 31, 2007 and $0.4 million for the period from January 1, 2007 to January 25, 2007.

The Company also participates in several defined contribution multiemployer plans that provide health care and other welfare benefits to certain unionized employees during their working lives and after retirement. Annual costs for these plans amounted to approximately $5.4 million and $7.0 million for the years ended December 31, 2009 and 2008, respectively, $7.4 million for the period from January 26, 2007 to December 31, 2007, and $0.4 million for the period from January 1, 2007 to January 25, 2007.

At December 31, 2009, approximately 38.0% of the Company’s North American workforce was represented by various unions. Labor agreements with these unions expire periodically from January 2010 through April 2015. Approximately 9% of our North American hourly employees are covered by collective bargaining agreements that expire in 2010.

The Company has several defined benefit post-employment plans that provide varying amounts of medical and death benefits, primarily to retired employees. The plans are not funded; the Company pays post-employment benefits as required for individual participants.

The following is a detail of the net post-employment benefits other than pension expense for the Company (in thousands):

	Successor Company			Predecessor Company
	Year ended December 31, 2009	Year ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Service cost	$134	$135	$70	$22
Interest cost	313	322	256	85
Amortization of unrecognized actuarial gain	(29)	(16)	—	(1)

Net periodic cost	$418	$441	$326	$106

The following sets forth the changes in the benefit obligations during the periods and reconciles the funded status of the post-employment health care plans with the amounts recognized in the balance sheets (in thousands). The post-employment plans are unfunded:

	December 31, 2009	December 31, 2008
Change in benefit obligation:
Benefit obligation at beginning of year	$5,575	$5,618
Service cost	134	135
Interest cost	313	322
Net actuarial (gain) loss	(199)	(81)
Benefits paid	(318)	(422)
Plan participant contributions	7	3

Benefit obligations at end of period	$5,512	$5,575
Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—
Employer contributions	311	419
Participant contributions	7	3
Benefits paid	(318)	(422)

Fair value of plan assets at end of year	$—	$—

Net accrued benefit cost	$(5,512)	$(5,575)

The accumulated other comprehensive income balances at the dates indicated include the following amounts (in thousands) related to the Company’s other post-retirement benefit plans:

	December 31, 2009	December 31, 2008
Net actuarial gain	$392	$222

Post-employment benefit obligations are included in the following balance sheet accounts (in thousands):

	December 31, 2009	December 31, 2008
Salaries, wages and related benefits	$537	$530
Other noncurrent liabilities	4,975	5,045

Total post-employment liabilities	$5,512	$5,575

Included in the accrued post-employment benefit obligation at December 31, 2009 and December 31, 2008 were $3.0 million of post-employment obligations of IU International, an affiliate of the Predecessor Company from whom the Company had assumed certain liabilities.

Assumed health care cost trend rates can have a significant direct effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2009 (in thousands):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost	$27	$(24)
Effect on post-employment benefit obligation	$267	$(240)

Note 23—Supplemental Cash Flow Information

Supplemental cash flow information consists of the following (in thousands):

	Successor Company			Predecessor Company
	Year Ended December 31, 2009	Year Ended December 31, 2008	January 26, 2007 to December 31, 2007	January 1, 2007 to January 25, 2007
Cash paid (refunded) during the period for:
Interest	$35,383	$36,165	$26,750	$722
Income taxes	2,461	2,501	926	—
Non-cash investing and financing activities:
Financed equipment acquisitions:
Change in property, plant and equipment	1,343	—	—	—
Change in current liabilities	479	—	—	—
Change in long term debt	864	—	—	—
Financed insurance premiums:
Change in prepaid and other current assets	631	—	—	—
Change in current liabilities	631	—	—	—
Non-cash acquisition costs:
Non-cash acquisition	—	—	(19,620)	—
Capital contributions	—	—	18,656	—
Change in current liabilities	—	—	964	—

Amortization in the consolidated statement of cash flows includes amortization of non-cash interest costs, deferred charges and certain intangibles.

Note 24—Commitments and Contingencies

The Company leases certain equipment, primarily machinery and equipment, under non-cancelable operating leases, which expire at various dates through the year 2015. Leases generally include end of term options that allow for return of the equipment, lease renewal for additional periods or purchase of the equipment at its then fair value. Rent expense was $2.8 million in 2009, $2.9 million in 2008, $2.9 million for the period from January 26, 2007 to December 31, 2007 and $0.2 million for the period from January 1, 2007 to January 25, 2007. At December 31, 2009, the Company had commitments for capital additions totaling $1.9 million.

Future minimum lease payments due under non-cancelable operating leases subsequent to December 31, 2009 are as follows (in thousands):

2010	$2,529
2011	1,553
2012	1,049
2013	920
2014	387
Thereafter	259

$6,697

Two non-operating subsidiaries of the Predecessor Company, along with a landfill and waste management business, were spun-off to stockholders in October 2002. The two former subsidiaries were subject to asbestos-related personal injury claims. Management believes that the Company has no obligation for asbestos-related claims regarding the spun-off subsidiaries. In addition, the Company has been named as a defendant in certain asbestos-related claims relating to lines of business that were discontinued over 20 years ago. Management believes that the Company is sufficiently protected by insurance with respect to these asbestos-related claims related to these former lines of business, and management does not believe that the ultimate outcome will have a material adverse effect on the Company’s financial position, results of operations and cash flows.

The Company is a party to lawsuits, litigation and proceedings arising in the normal course of business, including, but not limited to regulatory, commercial and personal injury matters. While the precise amount of loss, if any, is not presently determinable, the Company does not believe that the final outcome of these matters will have a material adverse effect on the Company’s financial position or results of operations.

The Company has agreements with certain officers and other employees of the Company. The agreements provide for termination benefits in the event of termination without cause, or in some instances, in the event of a change in control of the Company. These termination benefits will be accounted for when it becomes probable that the event giving rise to the termination benefit will transpire. The aggregate commitment for such potential future benefits at December 31, 2009 was approximately $8.6 million.

Note 25—Gain on disposition of property, plant and equipment

From time to time, the Company disposes of property, plant and equipment that is in excess of its operating needs or is replaced for efficiency of operations. The Company records the net gain or loss on disposition of property, plant and equipment as a component of Selling, General and Administrative Expenses. In 2009, the Company recorded a net gain of $0.3 million. In 2008, the Company recorded a net loss of $0.9 million. For the period from January 26, 2007 to December 31, 2007 the Company recorded a net loss of $0.3 million. For the period from January 1, 2007 to January 25, 2007, the net gain was not material.

Note 26—Related Party Transactions

The Company’s series 2008 promissory notes were issued to Onex and to members of the Company’s board of directors, senior management team and certain other employees who also have an equity interest in the Company. They earned interest on those notes totaling $7.5 million and $0.2 million during 2009 and 2008, respectively.

The Company incurred management fees to an affiliate of its majority owners, Onex Partners II LP, totaling approximately $1.0 million in 2009, $1.0 million in 2008 and $0.9 million from for the period from January 26, 2007 to December 31, 2007.

The Predecessor Company paid to an affiliate of its previous majority owners, Wellspring Capital Partners, LLC, a monitoring fee totaling $0.1 million for the period from January 1, 2007 to January 25, 2007.

The Company made payments for aircraft rental services to a company that is partially owned by the Company’s Non-Executive Chairman. Amounts incurred and charged to Selling, General and Administrative Expenses were immaterial in 2009 and $0.3 million for each of the year ended December 31, 2008 and for the period from January 26, 2007 to December 31, 2007, respectively. There were no material aircraft rental charges for the period from January 1, 2007 to January 25, 2007.

Note 27—Accumulated Other Comprehensive Income (Loss)

Components of accumulated other comprehensive income (loss) consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Adjustment to fair value of defined benefit plans, net of tax of $(2,223) and ($1,922)	$(3,369)	$(2,906)
Foreign currency translation adjustment	3,657	(6,962)
Fair value of hedging instruments, net tax of $(904) and ($1,879)	(1,365)	(2,924)

Total accumulated other comprehensive loss	$(1,077)	$(12,792)

Note 28—Subsequent Events

Partial Repayment of Series 2008 Promissory Notes

In March 2010, the Company, using available cash on hand, paid $23.4 million to holders of series 2008 promissory notes. The $23.4 million amount included payment of accrued but not yet compounded interest totaling $2.9 million and a payment of principal, including previously compounded interest, of $20.5 million. Immediately after the payment, the principal balance of the series 2008 promissory notes was $37.5 million and there was no accrued interest thereon.

Initial Registration Statement

On May 13, 2010 the Company filed a Form S-1 Registration Statement with the United States Securities and Exchange Commission for the registration of shares of our class A common stock to be offered in an initial public offering.

Company Name Change

On May 11, 2010 the Company changed its name from Metal Services Acquisition Corp. to TMS International Corp.

Note 29—Selected Interim Financial Data—Unaudited, and Quarterly Trends

Selected Interim Financial Data—Unaudited

(dollars in thousands, except per share data)

	Three months ended				Three months ended
	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
Total Revenue	$358,190	$395,537	$236,770	$307,842	$395,055	$971,798	$1,004,140	$611,920
Income from operations	7,991	4,208	972	832	3,485	1,909	15,061	9,643
(Loss) income before taxes	(4,017)	(8,402)	(63,523)	(9,935)	(5,643)	(7,574)	5,553	(317)
Net (loss) income	(6,712)	(5,755)	(59,346)	(7,179)	(5,049)	(3,875)	3,023	(189)
Net loss attributable to common stockholders	(12,181)	(11,116)	(64,544)	(12,219)	(10,100)	(8,824)	(1,775)	(4,892)
Net (loss) income per share Basic & diluted	(511.01)	(464.54)	(2,685.98)	(508.47)	(420.29)	(167.19)	(73.68)	(203.56)

During the second quarter of 2009, the Company experienced lower total revenue and income from operations primarily resulting from depressed steel mill production by its customers which not only caused a reduction in service revenue, but also a reduction in revenue from the sale of materials as underlying demand for raw materials was weak. Additionally a $55.0 million goodwill impairment charge increased the net loss and the net loss attributable to common shareholders.

TMS INTERNATIONAL CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except share data)

	March 31, 2010	Pro Forma March 31, 2010	December 31, 2009
	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,849		$29,814
Accounts receivable, net of allowance for doubtful accounts of $2,446 and $2,612, respectively	239,374		164,618
Inventories	59,761		31,613
Prepaid and other current assets	5,406		6,337
Deferred tax asset	6,438		6,417

Total current assets	319,828		238,799
Property, plant and equipment, net	144,185		149,264
Deferred financing costs, net of accumulated amortization of $7,430 and $6,812, respectively	10,234		10,852
Goodwill	241,641		242,669
Other intangibles, net of accumulated amortization of $38,101 and $35,150, respectively	174,240		177,749
Other noncurrent assets	5,031		5,056

Total assets	$895,159		$824,389

Liabilities, Redeemable Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$192,221		$129,729
Accounts payable overdraft	50,020		25,583
Salaries, wages and related benefits	18,513		20,680
Accrued expenses	18,101		23,161
Revolving borrowings	22,686		4,444
Current portion of long-term debt	3,712		3,878

Total current liabilities	305,253		207,475
Long-term debt	382,512		383,367
Indebtedness to related parties	37,499		57,923
Deferred tax liability	33,191		33,967
Other noncurrent liabilities	18,711		18,783

Total liabilities	777,166		701,515
Redeemable preferred stock:
Redeemable, convertible preferred stock, 50,000 shares authorized with 25,000 shares designated as Class A; $0.001 par value per share; 21,883 shares issued and outstanding at March 31, 2010 and December 31, 2009, liquidation preference of $279,480 and $274,021 at March 31, 2010 and December 31, 2009, respectively, accumulated and unpaid dividend of $62,838 and $57,379 at March 31, 2010 and December 31, 2009, respectively	279,480		274,021
Stockholders’ deficit:
Common stock 50,000 shares authorized with 25,000 designated as Class A, $0.001 par value per share 23,837 issued and outstanding at March 31, 2010 and December 31, 2009	—		—
Capital in excess of par value	—		—
Accumulated deficit	(158,170)		(150,070)
Accumulated other comprehensive loss	(3,317)		(1,077)

Total stockholders’ deficit	(161,487)		(151,147)

Total liabilities, redeemable preferred stock and stockholders’ deficit	$895,159		$824,389

The accompanying notes are an integral part of these condensed consolidated financial statements

TMS INTERNATIONAL CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars, except share and per share data)

	Quarter ended March 31,
	2010	2009
	(unaudited)	(unaudited)
Revenue:
Revenue From Sale of Materials	$377,210	$235,227
Service Revenue	93,463	72,615

Total Revenue	470,673	307,842
Costs and Expenses:
Cost of Raw Materials Shipments	363,911	222,236
Site Operating Costs	68,968	55,679
Selling, General and Administrative Expenses	11,939	11,328
Depreciation	12,930	14,747
Amortization	3,051	3,020

Total Costs and Expenses	460,799	307,010
Income from Operations	9,874	832
Interest Expense, Net	(11,505)	(10,767)

Loss Before Income Taxes	(1,631)	(9,935)
Income Tax (Expense) Benefit	(1,017)	2,756

Net Loss	(2,648)	(7,179)
Accretion on preferred stock	(5,459)	(5,040)

Net loss attributable to common stockholders	$(8,107)	$(12,219)

Net Loss per share:
(basic and diluted)	$(340.10)	$(508.47)

Average common shares outstanding:
(basic and diluted)	23,837	24,031

The accompanying notes are an integral part of these condensed consolidated financial statements

TMS INTERNATIONAL CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	Quarter ended March 31,
	2010	2009
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(2,648)	$(7,179)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and Amortization	15,981	17,767
Amortization of deferred financing costs	618	584
Deferred income tax	(815)	(4,050)
Provision for bad debts	26	23
(Gain) loss on the disposal of equipment	(759)	686
Non cash share based compensation cost	6	8
Increase (decrease) from changes in:
Accounts receivable	(74,782)	(47,891)
Inventories	(27,881)	(10,030)
Prepaid and other current assets	1,168	5,835
Other noncurrent assets	14	209
Accounts payable and cash overdraft	86,929	67,867
Accrued expenses	(7,226)	(9,805)
Other noncurrent liabilities	(44)	(1,758)
Other, net	(39)	(396)

Net cash (used in) provided by operating activities	(9,452)	11,870

Cash flows from investing activities:
Capital Expenditures	(9,259)	(21,592)
Proceeds from sale of equipment	1,119	1,498
Contingent payment for acquired business	(139)	(142)
Cash flows related to IU International, net	(28)	(170)

Net cash used in investing activities	(8,307)	(20,406)

Cash flows from financing activities:
Revolving credit facility borrowing (repayments), net	18,345	(5,786)
Repayment of debt	(21,551)	(937)
Proceeds from issuance of debt	—	38,000

Net cash (used in) provided by financing activities	(3,206)	31,277

Cash and cash equivalents:
Net (decrease) increase in cash	(20,965)	22,741
Cash at beginning of period	29,814	5,792

Cash at end of period	$8,849	$28,533

The accompanying notes are an integral part of these condensed consolidated financial statements

Notes to Unaudited Consolidated Financial Statements.

Note 1—Nature of Operations

TMS International Corp. (“TMS” or the “Company”) through its subsidiaries, including Tube City IMS Corporation (“TCIMS”) is the largest provider of outsourced industrial services to steel mills in North America with a substantial international presence. The Company operates at over 70 customer sites in nine countries and has a raw materials procurement network that extends to five continents. The Company’s primary services include: (i) scrap management and preparation, (ii) semi-finished and finished material handling, (iii) metal recovery and slag handling, processing and sales, (iv) surface conditioning, (v) raw materials procurement and logistics and (vi) proprietary software-based raw materials cost optimization.

Note 2—Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the first quarter ended March 31, 2010 and 2009 are not necessarily indicative of the results that may be expected for future periods.

On June 30, 2009, the Financial Accounting Standards Board (FASB) issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of SFAS No. 162. This FASB Accounting Standards Codification (ASC) will become the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission. The effective date for ASC is for financial statements issued for interim and annual periods ending after September 15, 2009. Following this effective date, the Company has adopted ASC by replacing all pre-codification standards with FASB ASC references.

In preparing the financial statements for the first quarter ended March 31, 2010, in accordance with the Subsequent Events Topic of FASB ASC, the Company has evaluated subsequent events through May 13, 2010, the date of issue of the financial statements. The balance sheet as of December 31, 2009, has been derived from the audited consolidated financial statements at that date, but does not include all the notes required by GAAP for complete financial statements.

Pro forma data

Upon closing of the initial public offering, each of the outstanding shares of redeemable, convertible preferred stock will convert into shares of common stock. The pro forma balance sheet reflects the conversion of all of the outstanding shares of redeemable, convertible preferred stock into shares of common stock.

Note 3—Earnings per Share

The calculation of basic earnings per share for each period is based on the weighted-average number of common shares outstanding during the period. All shares issued under the Company’s restricted stock plan are entitled to participate in dividends, if declared and are considered outstanding regardless of whether or not vested. Shares forfeited under the plan reduce the total shares. Diluted net loss per share is calculated using the weighted-average number of common shares plus potential common shares outstanding during the period, but only to the extent that such potential common shares are dilutive. The Company’s class A preferred stock, including the accumulated dividend thereon, is automatically converted into common stock upon a sale of common shares in an underwritten public offering or a change of control transaction. The number of common shares that would result from that conversion is based upon the price of the shares in an initial public offering which cannot be known until the time of such offering. However, any such conversion would have had an anti-dilutive effect for the periods presented due to the net losses of the Company and therefore is not considered in the diluted earnings per share calculations.

Note 4—Inventories

Inventories consisted of the following (in thousands):

	March 31, 2010	December 31, 2009
	(unaudited)
Scrap iron and steel	$34,779	$13,016
Goods in transit	17,269	11,445
Spare parts and supplies	7,713	7,152

	$59,761	$31,613

Note 5—Income Taxes

The income tax expense for the first quarter ended March 31, 2010 and 2009, reflects a year-to-date effective tax rate of negative 62.4% and 27.7%, respectively, and a 2010 estimated annualized effective tax rate of negative 92.9%. The income tax expense for the first quarter ended March 31, 2010, is based on an estimated annual effective rate, which requires management to make its best estimate of forecasted pre-tax income for the year. The estimated effective tax rates for 2010 and 2009 differ from the statutory rate of 35.0% due principally to state taxes, foreign taxes, permanent differences related to nondeductible marketing expenses and foreign deemed dividends.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, the Predecessor Company adopted FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. As a result of the adoption, $0.2 million is reported for uncertain tax positions for the first quarters ended March 31, 2010 and 2009, respectively. The total amount of interest and penalty recognized related to uncertain tax positions as of March 31, 2010 and 2009 was not material. The tax years 2006-2009 remain open to examination by the major taxing jurisdictions where the Company conducts business.

Note 6—Debt

Debt is summarized as follows (in thousands):

	March 31, 2010	December 31, 2009
	(unaudited)
Senior secured ABL facility	$22,300	$4,000
Other revolving facilities	386	444
Senior secured term loan credit facility	160,050	160,463
Senior subordinated notes	223,000	223,000
Series 2008 promissory notes	37,499	57,923
Capital leases, installment notes and other	3,174	3,782

Total indebtedness	446,409	449,612

Total indebtedness includes the following line items on the condensed consolidated balance sheets (in thousands):

	March 31, 2010	December 31, 2009
	(unaudited)
Revolving borrowings	$22,686	$4,444
Current portion of long-term debt	3,712	3,878
Long-term debt	382,512	383,367
Indebtedness to related parties	37,499	57,923

Total indebtedness	$446,409	$449,612

In November 2008, the Company began issuing series 2008 promissory notes to affiliates of Onex, members of its board of directors, management team and certain other employees. From November 2008 through August 2009, the Company received $51.8 million proceeds from the issuance of the series 2008 promissory notes. In March 2010, the Company used available cash to make a $20.4 million payment on the series 2008 promissory notes. The obligations are reported as indebtedness to related parties as the holders of the series 2008 promissory notes are also owners of the Company’s common and preferred shares or affiliates of the owners of the Company’s common and preferred shares.

On January 25, 2007, in connection with the Onex Acquisition, the Company entered into (a) a senior secured asset based lending (“ABL”) facility in an aggregate principal amount of $165.0 million, (b) a senior secured term loan credit facility in an aggregate principal amount of $165.0 million, and (c) a $20.0 million senior secured synthetic letter of credit facility. The Company initially borrowed $50.5 million under its senior secured ABL facility. The Company also issued $225.0 million of 9.75% senior subordinated notes.

In addition, the Company has the option to request up to $80.0 million in incremental facilities in the form of first lien term loans and $25.0 million in incremental commitments under the asset-based revolving credit facility. The lenders under the new senior secured credit facilities have not committed to provide such incremental facilities.

Senior Secured Asset-Based Revolving Credit Facility

TCIMS is the primary obligor under a senior secured ABL facility which is available on a revolving basis and has a stated maturity of January 25, 2013. The maximum available commitments under the senior secured ABL facility is based on specified percentages of eligible accounts receivable and eligible inventory, subject to certain reserves, to be determined in accordance with the ABL loan agreement. The commitments under the senior secured ABL facility include sublimits for swingline loans and letters of credit, and they are initially comprised of $150.0 million of commitments under the LIFO Tranche and $15.0 million of commitments under the FILO Tranche. Subject to certain conditions, the commitments under both the FILO Tranche and the LIFO Tranche may be reduced or terminated at any time.

TCIMS is the primary obligor under a senior secured ABL facility, which is guaranteed by the Company’s other domestic subsidiaries and certain of its foreign subsidiaries. It is secured by a first priority interest in the accounts receivable and inventory of TCIMS and the subsidiaries that are guarantors and a second priority interest in substantially all other assets of such entities, subject to certain exceptions and permitted liens.

As of March 31, 2010, the eligible accounts receivable and inventory that comprise the collateral under the ABL facility supported a gross borrowing base of $165.0 million, which is the limit of the facility, and there were $22.3 million of outstanding borrowings against the facility. There were no outstanding letters of credit against the facility leaving a net available balance of $142.7 million.

The per annum interest rates with respect to loans made utilizing the LIFO Tranche commitments are, at the option of TCIMS, (1) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City, and (b) the federal funds effective rate plus 0.50%; in each case plus an applicable margin ranging between 0.25% and 0.75%, as determined based on average historical excess availability under the facility, or (2) the rate (as adjusted) determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars for one, two, three, six or, if available, nine or twelve months, as selected by us, plus an applicable margin ranging between 1.25% and 1.75%, as determined based on average historical excess availability under the facility. As of March 31, 2010 the Company was subject to an applicable margin of 0.25%.

The per annum interest rates with respect to loans utilizing the FILO Tranche commitments are, at the option of TCIMS, (1) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City, and (b) the federal funds effective rate plus 0.50%; plus an applicable margin of 1.50% or (2) the rate (as adjusted) determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars for one, two, three, six or, if available, nine or twelve months, as selected by TCIMS, plus an applicable margin of 2.50%.

As of March 31, 2010, the rate applicable to the $22.3 million of outstanding revolving borrowings under the ABL facility was 3.50% per annum.

TCIMS pays a per annum participation fee in respect of outstanding letters of credit issued under the senior secured ABL facility in an amount equal to the margin applicable to loans made utilizing the LIFO Tranche or the FILO Tranche, as applicable, as specified in the previous paragraphs. TCIMS also pays a fronting fee of 0.125% per annum with respect to each letter of credit.

TCIMS will also pay a commitment fee to each of the lenders under the senior secured ABL facility equal to 0.25% per year on the unused portion of the commitments under the facility. In addition, TCIMS will pay the agents and issuing banks customary administrative and letter of credit fronting fees.

The senior secured ABL facility contains customary affirmative and negative covenants, including: (1) limitations on indebtedness; (2) limitations on liens and negative pledges; (3) limitations on investments, loans, advances and acquisitions; (4) limitations on Capital Expenditures; (5) limitations on dividends and other payments in respect of capital stock and payments or repayments of subordinated debt; (6) limitations on mergers, consolidations, liquidations and dissolutions; (7) limitations on sales of assets; (8) limitations on transactions with stockholders and affiliates; (9) limitations on sale and leaseback transactions; and (10) limitations on changes in lines of business. In addition, the senior secured ABL facility contains a consolidated fixed charge coverage covenant pursuant to which TCIMS’ fixed charge ratio is not permitted to be less than 1.0 to 1.0 during any period where excess availability under this facility is less than $15.0 million.

Term Loan Facility and Synthetic Letter of Credit Facility

The senior secured credit facilities also include a $165.0 million senior secured term loan credit facility and a $20.0 million senior secured synthetic letter of credit facility, under which $20 million was deposited by lenders to be used to collateralize and/or fund letters of credit under the senior secured term loan facility. At March 31, 2010, there were $18.2 million of letters of credit under the senior secured synthetic letter of credit facility.

The per annum interest rate with respect to borrowings under the senior secured term loan credit facility are, at the option of TCIMS, (1) the greater of (a) the prime rate of Credit Suisse in effect at its principal office in New York City and (b) the federal funds effective rate plus 0.50%; in each case plus an applicable margin of either 1.00% or 1.25% based on our total leverage, or (2) the rate (as adjusted) determined by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars for one, two, three, six or, if available, nine or twelve months, as selected by us, plus an applicable margin of either 2.00% or 2.25% based on our total leverage. TCIMS also pays a per annum participation fee in respect of amounts on deposit to backstop synthetic letters of credit in an amount equal to the margin applicable to term loans bearing interest as specified in the preceding subclause (2), plus 0.10% . TCIMS also pays a fronting fee of 0.125% per annum with respect to each letter of credit. As of March 31, 2010, the rate applicable to the term loan facility was 2.50% per annum.

The senior secured term loan credit facility provides for amortization payments to become due in quarterly installments of $412,500 on the last day of each March, June, September, and December, through December 31, 2013. On January 25, 2014, the senior secured term loan credit facility will mature, and all amounts outstanding thereunder shall be due in full.

The senior secured term loan credit facility contains affirmative and negative covenants, including limitations on dividends and other payments in respect of capital stock, but does not have any financial maintenance covenants. TCIMS is the primary obligor under the senior secured term loan credit facility and the senior secured synthetic letter of credit facility are guaranteed by the Company and its subsidiaries that guarantee the senior secured ABL facility. The obligations are secured by a first priority interest in assets (other than accounts receivable and inventory) of TCIMS and the Company’s subsidiaries that are guarantors and a second priority interest in the accounts receivable and inventory of such entities, subject to certain exceptions and permitted liens.

Senior Subordinated Notes

The senior subordinated notes are an unsecured obligation of TCIMS and are guaranteed by the Company and certain of its subsidiaries. The senior subordinated notes and the related guarantees are subordinated in right of payment to all existing and future senior indebtedness of TCIMS and the guarantors, but senior in right of payment to any future subordinated obligations. Interest on the notes accrues at the rate of 9.75% per annum and is payable semiannually in arrears on February 1 and August 1, and interest payments commenced on August 1, 2007. TCIMS will make each interest payment to the Holders of record of these senior subordinated notes on the immediately preceding January 15 and July 15. The senior subordinated notes mature on February 1, 2015.

The indenture governing the senior subordinated notes contains customary affirmative and negative covenants, including, but not limited to, those restricting the ability of TCIMS and its restricted subsidiaries to: (1) incur additional indebtedness; (2) declare or pay dividends or make other distributions, or repurchase or redeem capital stock or other equity interests; (3) make investments; (4) sell certain assets, including equity interests of restricted subsidiaries; (5) enter into agreements restricting their ability to pay dividends; (6) consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; (7) enter into transactions with affiliates; and (8) incur liens.

TCIMS may redeem the senior subordinated notes at its option, in whole or in part, at any time on or after February 1, 2011 at the following redemption prices, plus accrued and unpaid interest to the redemption date: (1) 104.875% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs during the period commencing February 1, 2011 and ending January 31, 2012; (2) 102.438% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs during the period commencing February 1, 2012 and ending January 31, 2013; and (3) 100% of the principal amount of the senior subordinated notes redeemed, if the redemption occurs on or after February 1, 2013. At any time prior to February 1, 2011, TCIMS may redeem all, but not less than all, of the senior subordinated notes at a redemption price equal to 100% of the principal amount of the senior subordinated notes, plus a make-whole premium, together with accrued and unpaid interest to the redemption date.

Series 2008 Promissory Notes

The series 2008 promissory notes are an unsecured obligation of the Company which are subordinated in right of payment to all existing and future senior indebtedness of the Company. The series 2008 promissory notes mature on November 26, 2020. Interest on the notes accrued at the rate of 15.0% per annum through November 26, 2009 and 17.5% per annum for the period from November 27, 2009 through November 26, 2010 and at 20.0% thereafter. Through November 26, 2013, at the Company’s option, interest may be paid in cash or may be paid-in-kind. If interest is not paid in cash, the accrued interest will be considered paid-in-kind and compounded into the balance of the series 2008 promissory notes on November 26th of each year. Beginning on November 26, 2014, accrued interest must be paid in full annually.

During the first quarter of 2009, the Company received $38.0 million of proceeds from the issuance of series 2008 promissory notes. In November 2009, $6.6 million of interest was paid-in-kind and added to the balance of the series 2008 promissory notes. On March 12, 2010, the Company paid $20.5 million to reduce the outstanding balance of the series 2008 promissory notes to $37.5 million. At that time, the Company also paid $2.9 million to pay down all then outstanding accrued interest.

The Company is the issuer of the series 2008 promissory notes and they are reported as indebtedness to related parties on our consolidated balance sheets.

Note 7—Derivative Financial Instruments and Fair Values

The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk and foreign currency risk. The Accounting for Derivative Instruments and Hedging Activities Topic of FASB ASC required all companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

Interest Rate Risk

The Company’s senior secured term loan facility requires that it enter into an interest rate protection agreement with the resulting effect that at least 50% of its outstanding debt is effectively subject to a fixed or maximum interest rate. Because the Company’s senior subordinated notes carry a fixed rate, the Company is not required to enter into any additional agreements to comply with that requirement. However, as part of its overall risk management strategy, the Company attempts to reduce the volatility in cash interest payments associated with its variable rate term debt. The Company has entered into interest rate swap agreements swapping its variable rate interest payment for fixed payments to reduce the volatility of cash requirements associated with its variable rate debt. In accordance with the Accounting for Derivative Instruments and Hedging Activities Topic of FASB ASC, the Company designated its interest rate swaps as cash flow hedges of variable interest payments.

The effective portion of the gain or loss on the interest rate swaps is reported as a component of other comprehensive income and reclassified into earnings in the same period in which the hedged transaction, the incurrence of variable rate interest, occurs. The variable rates and reset dates of the interest rates swap agreements mirror the terms of the associated term debt. Accordingly, the Company expects the hedges to be highly effective in mitigating the underlying risk as long as the principal amount of outstanding term debt exceeds the notional amount of the swap agreements. The Company has hedged a total notional amount of $120.0 million through March 31, 2010 and a total notional amount of $80.0 million from April 1, 2010 to March 31, 2012.

The Company had the following outstanding interest rate swaps that expired on March 31, 2010 and that had been entered into to hedge variable interest payments (notional amounts in thousands):

	Notional Amount	Fixed Rate	Index Rate	Expiration Date
Interest Rate Swap 1	$37,500	5.029%	3 month LIBOR	March 31, 2010
Interest Rate Swap 2	37,500	5.029%	3 month LIBOR	March 31, 2010
Interest Rate Swap 3	45,000	4.013%	3 month LIBOR	March 31, 2010

Total/average	$120,000	4.648%

During the third quarter of 2009, the Company, to continue to hedge variable interest payments, entered into the following interest swaps that become effective as the existing three swaps expire (notional amounts in thousands):

	Notional Amount	Fixed Rate	Index Rate	Effective Date	Expiration Date
Interest Rate Swap 4	$40,000	2.1675%	1 month LIBOR	April 1, 2010	March 31, 2012
Interest Rate Swap 5	40,000	2.3375%	1 month LIBOR	April 1, 2010	March 31, 2012

Total/average	$80,000	2.2525%

At March 31, 2010, the Company recognized the following fair value liabilities in its consolidated balance sheets related to its interest rate swap agreements designated as cash flow hedging instruments (in thousands):

Derivatives designated as hedging instruments under the Accounting for Derivative Instruments and Hedging Activities Topic of FASB ASC	Derivatives
	Balance Sheet Location	Fair Value
		March 31, 2010	December 31, 2009
Interest rate swaps	Other noncurrent liabilities	$1,882	$2,262

The interest rate swaps that became effective on April 1, 2010 settle on a monthly basis and the Company records Interest Expense for cash payments it made or owed to its counterparties or records a reduction of Interest Expense for amounts it receives from or is owed by its counterparties. The Company, at its option, may elect to pay interest on its senior secured term loan facility monthly based on a one month eurodollar deposit rate by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars, plus an applicable margin and, beginning April 1, 2010 the Company has elected to do so. Accordingly, the Company expects that the key terms of the interest rate swaps will match the key terms of the underlying variable rate interest payments over the life of the swap agreements.

The Company recognized the following amounts related to its derivatives for the first quarter ended March 31, 2010 and 2009, respectively (in thousands):

Derivatives in the Accounting for Derivative Instruments and Hedging Activities Topic of FASB ASC Cash Flow Hedging Relationship	Amount of gain (loss) recognized in OCI on derivative instruments		Location of loss reclassified from accumulated OCI into expense	Amount of loss reclassified from accumulated OCI into expense
	Quarter ended March 31,			Quarter ended March 31,
	2010	2009		2010	2009
Interest rate swaps	$(578)	$(303)	Interest Expense	$811	$659

The amount of gain (loss) recognized in OCI on derivatives is net of a deferred tax benefit of $0.4 million for the first quarter ended March 31, 2010 and a deferred tax charge of $0.2 million for the first quarter ended March 31, 2009.

For the next twelve months, the Company will make payments or receive proceeds at the end of each monthly reset period under its swaps agreements based on the underlying interest rates at the beginning of the period relative to the fixed rates of the swap agreements. Based on the anticipated rates, the Company expects that it will reverse a $0.9 million loss out of OCI, net of tax of $0.5 million, and record $1.4 million of Interest Expense related to the swap agreements.

The volume of the Company’s derivative activity is limited. The Company will, from time to time, evaluate its future exposure to variable interest payments and may enter into additional interest rate swap agreements based on its evaluation of that exposure. However, such evaluation is made at infrequent intervals.

The Company is also continuing to increase its international raw materials procurement activities and may encounter transactions where the related purchase and sale of materials are in different currencies. In those cases, the Company will evaluate its exposure and may enter into additional foreign currency forward agreements to protect its margin on those transactions. The Company will also continue to monitor other risks, including risks related to commodity pricing and, in the future, may use derivative instruments to mitigate those risks as well.

The fair values of the Company’s derivative financial instruments are presented below. All fair values for these derivatives were measured using Level 2 information as defined by the accounting standard hierarchy, which includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs derived principally from or corroborated by observable market data. The following table summarizes the fair value measurements for liabilities by major category (in thousands):

Description	March 31, 2010	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Derivatives	$1,882	$—	$1,882	$—

Note 8—Redeemable Preferred Stock and Stockholders’ Deficit

Class A Preferred Stock—The Company has 25,000 shares of authorized class A preferred stock with a par value of $0.001. At December 31, 2009 and 2008, there were 21,883 shares of class A preferred stock outstanding. The preferred class A stock has an initial liquidation preference of $9,900 per share and carries an 8% accumulating, compounding dividend. Approximately 91% of our class A preferred stock is held by Onex, the Company’s controlling shareholder. Through its controlling interest in the Company’s common stock, Onex could initiate a call of the preferred shares for the total liquidation value. The total liquidation value includes accumulated and unpaid dividends. The Company recorded $5.5 million and $5.0 million of accumulated dividends for the first quarter of 2010 and the first quarter of 2009, respectively. The accumulated dividends were recorded as an increase to the liquidation value of the redeemable preferred stock and a decrease to capital in excess of par value to the extent available and then as an increase in accumulated deficit.

The class A preferred stock will automatically convert into common stock upon a sale of common stock in an underwritten public offering registered under the Securities Act or a transaction that results in the change of control of the Company. The number of shares into which the class A preferred stock will convert will be based on the value of the common shares in the underlying transaction relative to the liquidation value of the class A preferred stock.

Common Stock—The Company has 50,000 shares of common stock authorized with a par value of $0.001 per share. At March 31, 2010 and December 31, 2009, there were 23,837 outstanding shares of which 1,954 were issued under the Company’s restricted stock plan. As of March 31, 2010, 1,440 of the shares issued under the restricted stock plan were vested, with 257 of those having vested in the first quarter of 2010.

The ability of TCIMS to pay dividends is limited by its senior secured ABL its senior secured term loans and senior notes indenture covenants. Those covenants include limits on TCIMS’s ability to make payments, via dividends or other means, to TMS.

Note 9—Stock-Based Compensation

Effective February 28, 2007, TMS established the TMS International Corp. restricted stock plan and granted 2,156 shares of restricted stock of Metal Services Acquisition Corp. to employees of the Company. On the grant date, 539 shares, 25% of the total grant, vested immediately and, so long as the recipients remain actively employed by the Company, the remaining shares vest in even 15% increments on each of the first five anniversary dates of the grant.

As of March 31, 2010, there were 1,954 shares outstanding under the plan of which 1,440 shares were vested and 514 were unvested. During the quarter ended March 31, 2010, 257 shares vested. We expect the remaining shares to vest in two equal installments on February 28, 2011 and February 28, 2012, but forfeitures could effect the amount that ultimately vest.

The Company estimated the restricted shares had a fair value of $100 per share on the grant date based on the amount paid for the common shares of Metal Services Acquisition Corp. stock during the Onex Acquisition. Share based compensation costs for the quarters ended March 31, 2010 and 2009 were not material.

Note 10—Operating Segments

The Company has two reportable operating segments in addition to its administrative group. In August 2008, the Company changed the name of its operating segments. The former “IMS Division” operating segment was renamed the “Mill Services Group” and the former “Tube City Division” operating segment was renamed the “Raw Material and Optimization Group.” The services provided under the Mill Services Group segment are performed at the Company’s customers’ sites under long-term contracts. These contracts are typically structured on a fee-per-ton basis tied to production volumes at the Company’s customers’ sites and are not based on the underlying price of steel. In addition, these contracts typically include tiered pricing structures, with unit prices that increase as volume declines, and/or minimum monthly fees, each of which stabilize the Company’s revenue in the event of volume fluctuations. The services provided to the Company’s customers under this segment include: (i) scrap management and preparation; (ii) semi-finished and finished material handling; (iii) metal recovery and slag handling, processing and sales; and (iv) surface conditioning. The services provided under the Raw Material and Optimization Group segment include (i) raw materials procurement and logistics and (ii) proprietary software-based raw materials cost optimization.

In 2009, the Company moved certain operational and administrative departments and locations among the reported segments, including moving its pre-production material handling operations from the Raw Material and Optimization Group to the Mill Services Group. In order to reflect the changes made and to maintain comparability of segment information, the amounts for Revenue, EBITDA and Depreciation and Amortization have been restated for the first quarter ended March 31, 2009. As a result of this change, for the first quarter ended March 31, 2009, EBITDA for the Mill Services Group increased $3.6 million, Raw Material and Optimization Group decreased $2.9 million and Administrative decreased $0.7 million.

Information by reportable segment is as follows (in thousands):

	Quarter Ended March 31,
	2010	2009
	(unaudited)	(unaudited)
Revenues, net of inter-segment revenues
Mill Services Group	$119,558	$82,078
Raw Material and Optimization Group	351,115	225,764

	$470,673	$307,842

Earnings before interest, taxes, depreciation and amortization
Mill Services Group	$25,092	$15,377
Raw Material and Optimization Group	7,603	8,343
Administrative	(6,840)	(5,121)

	$25,855	$18,599

Depreciation and Amortization
Mill Services Group	$13,835	$15,600
Raw Material and Optimization Group	123	131
Administrative	2,023	2,036

	$15,981	$17,767

	March 31, 2010
	(unaudited)
Total assets
Mill Services Group	$539,850
Raw Material and Optimization Group	326,989
Administrative	28,320

	$895,159

	Quarter Ended March 31,
	2010	2009
	(unaudited)	(unaudited)
Percentage of total revenue contributed by each class of service:
Mill Services Group	25.4%	26.7%
Raw Material and Optimization Group	74.6%	73.3%

The following table provides a reconciliation of earnings before interest, taxes, depreciation and amortization to loss before tax for the periods indicated (in thousands):

	Quarter Ended March 31,
	2010	2009
	(unaudited)	(unaudited)
Earnings before interest, taxes, depreciation and amortization	$25,855	$18,599
Less: Depreciation and Amortization	(15,981)	(17,767)
Interest Expense	(11,505)	(10,767)

Income (Loss) Before Income Taxes	$(1,631)	$(9,935)

Note 11—Retirement and Pension Plans

The following table reports net periodic pension costs for the Company and includes the components of net pension expense (benefit) recognized under the Employers’ Accounting for Defined Benefit Pensions and Other Post Retirement Benefit Plans Topic of FASB ASC (in thousands):

	Quarter Ended March 31,
	2010	2009
	(unaudited)	(unaudited)
U.S. plans
Service cost	$—	$2
Interest cost	268	303
Expected return on plans assets	(371)	(234)
Net amortization	38	—

Net periodic pension ( income) costs-U.S. plans	$(65)	$71

Canadian plans
Service cost	30	20
Interest cost	57	42
Expected return on plans assets	(53)	(34)

Net periodic pension costs-Canadian plans	34	28

Other plans
Defined contribution	795	698
Multi-employer pension plans	1,108	997

Total other plans	1,903	1,695

Total net pension expense	$1,872	$1,794

The Company’s contributions to its defined benefit pension plans for the first quarter ended March 31, 2010 were not material. The Company made $1.8 million of contributions to its defined benefit pension plans for the first quarter ended March 31, 2009.

For the full year 2010, the Company estimates that it will make employer contributions to its defined benefit pension plans of approximately $0.7 million. The following table reports net periodic cost for the Company’s other post-employment benefit plans (in thousands):

	Quarter Ended March 31,
	2010	2009
	(unaudited)	(unaudited)
Service cost	$41	$36
Interest cost	82	86

Net periodic costs	$123	$122

The Company does not expect to contribute to the other post-employment benefit plan in 2010 and intends to pay benefit claims as they become due. For the first quarter ended March 31, 2010 and 2009, other post-employment benefit payments were $0.1 million and $0.1 million, respectively.

Note 12—Fair Value of Financial Instruments

The carrying amount of cash and equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturities of these instruments. The Company’s obligations under its senior secured ABL facility, its senior secured term loan credit facility and capital expenditure loans all have variable interest rates and in our opinion, the carrying value approximates the fair value at the balance sheet dates. The fair value of the Company’s senior subordinated notes is based on quoted market prices, however, the senior subordinated notes are thinly traded. The fair value of the Company’s capital equipment leases has been estimated based on future expected cash flows relative to current interest rates.

The fair value compared to the carrying value is summarized as follows (in thousands):

March 31, 2010
(unaudited)
Carrying value of financial instruments in:
Long-term debt (includes current portion)
Senior secured term loan	$160,050
Senior subordinated notes	223,000
Series 2008 promissory notes	37,499
Capital equipment leases and installment notes	3,174

Total long-term debt	$423,723

Other noncurrent liabilities
Interest rate swaps	$1,882

Fair value:
Long-term debt (includes current portion)
Senior secured term loan	$160,050
Senior subordinated notes	218,540
Series 2008 promissory notes	53,425
Capital equipment leases and installment notes	3,174

Total long-term debt	$435,189

Other noncurrent liabilities
Interest rate swaps	$1,882

Note 13—Commitments and Contingencies

Two non-operating subsidiaries of the Predecessor Company, along with a landfill and waste management business, were spun-off to our former stockholders in October 2002. The two former subsidiaries were subject to asbestos related personal injury claims. We believe that the Company has no obligation for asbestos related claims regarding the spun-off subsidiaries. In addition, the Company has been named as a defendant in certain asbestos-related claims relating to lines of business that were discontinued over 20 years ago. We believe that the Company is sufficiently protected by insurance with respect to these asbestos-related claims related to these former lines of business, and we do not believe that the ultimate outcome will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company is a party to other lawsuits, litigation and proceedings arising in the normal course of business, including, but not limited to regulatory, commercial and personal injury matters. While the precise amount of loss, if any, is not presently determinable, the Company does not believe that the final outcome of these matters will have a material adverse effect on the Company’s financial position or results of operations or cash flows.

The Company has agreements with certain officers and other employees of the Company. The agreements provide for termination benefits in the event of termination without cause, or in some instances, in the event of a change in control of the Company. The aggregate commitment for such potential future benefits at March 31, 2010 was approximately $8.9 million.

Note 14—Comprehensive Income

The following table represents the components of comprehensive (loss) income (in thousands):

	Quarter Ended March 31,
	2010	2009
	(unaudited)	(unaudited)
Net loss	$(145)	$(6,255)
Changes in foreign currency translation	(2,473)	(3,858)
Unrealized gain on derivatives, net of tax	233	356

Comprehensive loss	$(2,385)	$(9,757)

Note 15—Related-Party Transactions

The Company’s series 2008 promissory notes were issued to Onex, members of the Company’s senior management team, its board of directors and certain other employees who also have an equity interest in the Company. They earned interested on those notes totaling $2.3 million and $1.4 million in the first quarter of 2010 and 2009, respectively.

The Company incurred and paid management fees and expenses incurred to an affiliate of its majority owner, Onex Partners II LP, totaling $0.3 million and $0.3 million for the first quarter ended March 31, 2010 and 2009, respectively.

The Company incurred charges for aircraft rental services to a company that is partially owned by the Company’s Non-Executive Chairman. The Company incurred immaterial aircraft rental charges for the first quarter ended March 31, 2010 and 2009, respectively.

Note 16—Recent Accounting Pronouncements

On December 4, 2007 the Financial Accounting Standards Board issued the Business Combinations and the Accounting for Noncontrolling Interest in Consolidated Financial Statements, an amendment to ARB No. 51 Topics of FASB ASC.

The Business Combinations Topic of FASB ASC revises the accounting for business combinations and, among other changes, will require that for business combinations that occur after the adoption the Company must estimate the liability of future contingent consideration at the date of acquisition and any difference from such estimate will affect current earnings in the period in which such differences occur. The Company adopted this standard at the beginning of 2009. The Business Combinations Topic of FASB ASC does not apply to business combinations that occurred prior to January 1, 2009 so any contingent consideration that is paid related to its acquisition of Hanson Resource Management Limited, a United Kingdom based provider of services to steel mills and other industrial enterprises, which occurred in September 2008, will be treated as additional purchase price. The Business Combinations Topic of FASB ASC will apply to any business combination transactions going forward.

Note 17—Subsequent Events

Initial Registration Statement

On May 13, 2010, we filed a Form S-1 Registration Statement with the United States Securities and Exchange Commission for the registration of shares of our class A common stock to be offered in an initial public offering.

Company Name Change

On May 11, 2010, we changed our name from Metal Services Acquisition Corp. to TMS International Corp.

Through and including                 , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

TMS INTERNATIONAL CORP.

Class A Common Stock

PRELIMINARY    PROSPECTUS

BofA Merrill Lynch

Credit Suisse

J.P. Morgan

                , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the New York Stock Exchange (“NYSE”) listing fee.

Expenses	Amount
Securities and Exchange Commission registration fee		$10,695
FINRA filing fee		500
NYSE listing fee		*
Costs of printing		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent’s fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

The registrant’s Certificate of Incorporation (the “Certificate”) provides that, except to the extent prohibited by the Delaware General Corporation Law (the “DGCL”), the registrant’s directors shall not be liable to the registrant or their respective stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant, which is not eliminated by these provisions of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The registrant’s Bylaws provide that the registrant shall indemnify and hold harmless, to the fullest extent permitted by applicable law, as may be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another registrant or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) incurred by such person.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Bylaws. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.	Recent Sales of Unregistered Securities

In the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings. Each of these transactions was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act or Regulation D or Rule 701 promulgated thereunder, as transactions by an issuer not involving a public offering. With respect to the issuances listed below, no general solicitation was made by either the Registrant or any person acting on its behalf; the recipient of our securities agreed that the securities would be subject to the standard restrictions applicable to a private placement of securities under applicable state and federal securities laws; and appropriate legends were affixed to the notes issued in such transactions.

From November 2008 through August 2009, we began issuing series 2008 promissory notes to affiliates of Onex Partners II, L.P., members of our board of directors and management team, and certain other employees. We issued $51.8 million aggregate principal amount of series 2008 promissory notes. We intend to redeem in full the series 2008 promissory notes with a portion of the net proceeds of this offering. The series 2008 promissory notes were issued in private placements pursuant to Section 4(2) of the Securities Act of 1933, as amended, including Regulation D and Rule 701 promulgated thereunder.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.*

3.1	Second Amended and Restated Certificate of Incorporation of TMS International Corp.*

3.2	Amended and Restated By-Laws of TMS International Corp.*

4.1	Indenture, dated as of January 25, 2007, among Metal Services Merger Sub Corp. and the Guarantor (as defined therein) listed on the signature pages thereto and the Bank of New York as trustee.†

4.2	First Supplemental Indenture, dated as of January 25, 2007, by and among Tube City IMS Corporation, the subsidiary guarantors listed on Exhibit A thereto and the Bank of New York, as trustee.†

4.3	Registration Agreement, dated January 25, 2007, among Metal Services Acquisition Corp. and the stockholders party thereto.†

4.4	Investor Stockholders Agreement, dated as of January 25, 2007, among Metal Services Acquisition Corp., Onex Partners II LP, and the stockholders party thereto.†

4.5	Series 2008 Promissory Notes due November 26, 2020.†

4.6	Form of class A common stock share certificate of TMS International Corp.*

5.1	Opinion of Kaye Scholer LLP as to the legality of the securities being registered.*

10.1	ABL Credit Agreement, dated as of January 25, 2007, among Metal Services Merger Sub Corp., Metal Services Holdco LLC, each subsidiary of Metal Services Merger Sub Corp. from time to time party thereto, the Lenders (as defined thereto), Credit Suisse and The CIT Group/Business Credit Inc., as collateral agent for the Lenders thereunder.

10.2	Term Loan Credit Agreement, dated as of January 25, 2007, among Metal Services Merger Sub Corp., Metal Services Holdco LLC, each subsidiary of Metal Services Merger Sub Corp. from time to time party thereto, the Lenders (as defined therein) and Credit Suisse.

10.3	First Amendment to the Term Loan Credit Agreement, dated December 18, 2009.†

Exhibit Number	Description of Exhibit
10.4	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and J. David Aronson.†

10.5	Amendment to Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and J. David Aronson.†

10.6	Amendment to Amended and Restated Employment Agreement, dated as of May 10, 2010, among Metal Services Acquisition Corp., Tube City IMS Corporation and J. David Aronson.†

10.7	Transition Agreement, dated as of July 24, 2009, among Metal Services Acquisition Corp., Tube City IMS Corporation, I Michael Coslov, IMC Tube City Investments, LLC and IMC Tube City Holdings, Inc.†

10.8	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and Joseph Curtin.†

10.9	Amendment to Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and Joseph Curtin.†

10.10	Amendment to Amended and Restated Employment Agreement, dated as of May 10, 2010, among Metal Services Acquisition Corp., Tube City IMS Corporation and Joseph Curtin.†

10.11	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and Raymond S. Kalouche.†

10.12	Amendment to Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and Raymond S. Kalouche.†

10.13	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and Daniel E. Rosati.†

10.14	Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and Thomas E. Lippard.†

10.15	Amendment to Amended and Restated Employment Agreement, dated May 10, 2010, among Metal Services Acquisition Corp., Tube City IMS Corporation and Thomas E. Lippard.†

10.16	Management Agreement, dated as of January 25, 2007, by and between Onex Partners Manager LP and Metal Services Acquisition Corp.†

10.17	Restricted Stock Plan.†

10.18	Form of Restricted Stock Agreement.†

10.19	Tube City IMS, LLC Executive Deferred Compensation Plan, as amended and restated, effective January 1, 2008.†

10.20	Lease Agreement, dated as of May 3, 2005, between Brandywine Operating Partnership, L.P. and International Mill Service, Inc. (1155 Business Center Drive, Horsham, Pennsylvania).†

10.21	First Amendment to Lease, dated as of June 7, 2010, between G&I 1155 Business Center FE LLC, as successor to Brandywine Operating Partnership, L.P., and Tube City IMS, LLC, as successor to International Mill Service, Inc. (1155 Business Center Drive, Horsham, Pennsylvania).

10.22	Lock-Up Agreements executed by certain stockholders of the Company.

21.1	Subsidiaries of the Company.†

23.1	Consent of Ernst & Young, an independent registered accounting firm.

23.2	Consent of Kaye Scholer LLP (included in Exhibit 5.1).*

24.1	Power of Attorney.†

*	To be filed by amendment.
†	Previously filed.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glassport, State of Pennsylvania, as of June 22, 2010.

TMS INTERNATIONAL CORP.

By:	/s/ Daniel E. Rosati
	Name:	Daniel E. Rosati
	Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to its registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Joseph Curtin	President, Chief Executive Officer and Director (Principal Executive Officer)	June 22, 2010

/s/ Daniel E. Rosati Daniel E. Rosati	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 22, 2010

* Kirk Peters	Principal Accounting Officer (Principal Accounting Officer)	June 22, 2010

* John J. Connelly	Director	June 22, 2010

* I Michael Coslov	Director and Non-Executive Chairman of the Board	June 22, 2010

* Timothy A. R. Duncanson	Director	June 22, 2010

* David J. Mansell	Director	June 22, 2010

* Colin Osborne	Director	June 22, 2010

* Patrick W. Tolbert	Director	June 22, 2010

*BY:	/s/ Daniel E. Rosati

Daniel E. Rosati,
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement.*

3.1	Second Amended and Restated Certificate of Incorporation of TMS International Corp.*

3.2	Amended and Restated By-Laws of TMS International Corp.*

4.1	Indenture, dated as of January 25, 2007, among Metal Services Merger Sub Corp. and the Guarantor (as defined therein) listed on the signature pages thereto and the Bank of New York as trustee.†

4.2	First Supplemental Indenture, dated as of January 25, 2007, by and among Tube City IMS Corporation, the subsidiary guarantors listed on Exhibit A thereto and the Bank of New York, as trustee.†

4.3	Registration Agreement, dated January 25, 2007, among Metal Services Acquisition Corp. and the stockholders party thereto.†

4.4	Investor Stockholders Agreement, dated as of January 25, 2007, among Metal Services Acquisition Corp., Onex Partners II LP, and the stockholders party thereto.†

4.5	Series 2008 Promissory Notes due November 26, 2020.†

4.6	Form of class A common stock share certificate of TMS International Corp.*

5.1	Opinion of Kaye Scholer LLP as to the legality of the securities being registered.*

10.1	ABL Credit Agreement, dated as of January 25, 2007, among Metal Services Merger Sub Corp., Metal Services Holdco LLC, each subsidiary of Metal Services Merger Sub Corp. from time to time party thereto, the Lenders (as defined thereto), Credit Suisse and The CIT Group/Business Credit Inc., as collateral agent for the Lenders thereunder.

10.2	Term Loan Credit Agreement, dated as of January 25, 2007, among Metal Services Merger Sub Corp., Metal Services Holdco LLC, each subsidiary of Metal Services Merger Sub Corp. from time to time party thereto, the Lenders (as defined therein) and Credit Suisse.

10.3	First Amendment to the Term Loan Credit Agreement, dated December 18, 2009.†

10.4	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and J. David Aronson.†

10.5	Amendment to Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and J. David Aronson.†

10.6	Amendment to Amended and Restated Employment Agreement, dated as of May 10, 2010, among Metal Services Acquisition Corp., Tube City IMS Corporation and J. David Aronson.†

10.7	Transition Agreement, dated as of July 24, 2009, among Metal Services Acquisition Corp., Tube City IMS Corporation, I Michael Coslov, IMC Tube City Investments, LLC and IMC Tube City Holdings, Inc.†

10.8	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and Joseph Curtin.†

10.9	Amendment to Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and Joseph Curtin.†

10.10	Amendment to Amended and Restated Employment Agreement, dated as of May 10, 2010, among Metal Services Acquisition Corp., Tube City IMS Corporation and Joseph Curtin.†

10.11	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and Raymond S. Kalouche.†

10.12	Amendment to Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and Raymond S. Kalouche.†

10.13	Amended and Restated Employment Agreement, dated January 25, 2007, among Metal Services Acquisition Corp., Tube City IMS Corporation and Daniel E. Rosati.†

Exhibit Number	Description of Exhibit
10.14	Amended and Restated Employment Agreement, dated as of January 25, 2007, between Tube City IMS Corporation and Thomas E. Lippard.†

10.15	Amendment to Amended and Restated Employment Agreement, dated May 10, 2010, among Metal Services Acquisition Corp., Tube City IMS Corporation and Thomas E. Lippard.†

10.16	Management Agreement, dated as of January 25, 2007, by and between Onex Partners Manager LP and Metal Services Acquisition Corp.†

10.17	Restricted Stock Plan.†

10.18	Form of Restricted Stock Agreement.†

10.19	Tube City IMS, LLC Executive Deferred Compensation Plan, as amended and restated, effective January 1, 2008.†

10.20	Lease Agreement, dated as of May 3, 2005, between Brandywine Operating Partnership, L.P. and International Mill Service, Inc. (1155 Business Center Drive, Horsham, Pennsylvania).†

10.21	First Amendment to Lease, dated as of June 7, 2010, between G&I 1155 Business Center FE LLC, as successor to Brandywine Operating Partnership, L.P., and Tube City IMS, LLC, as successor to International Mill Service, Inc. (1155 Business Center Drive, Horsham, Pennsylvania).

10.22	Lock-Up Agreements executed by certain stockholders of the Company.

21.1	Subsidiaries of the Company.†

23.1	Consent of Ernst & Young, an independent registered accounting firm.

23.2	Consent of Kaye Scholer LLP (included in Exhibit 5.1).*

24.1	Power of Attorney.†

*	To be filed by amendment
†	Previously filed